ANNUAL REPORT 2007



# AKBANK

The Innovative Power of Turkey

Having completed 35 years of service since its establishment, Akbank Children's Theatre has brought excitement, melancholy and pleasure to hundreds of thousands of Turkish children primarily in Istanbul, with its Anatolia road shows all over the country.

Founded in 1972 by a gathering of some of the staff of the defunct Dormen Theatre, Akbank Children's Theatre has accomplished many firsts on its stage since that day. The first children's theatre to go on the road in Anatolia as well as in Europe, Akbank Children's Theatre is also the first representative of an interactive style of theatre where the audience is part of the production on the stage.

Akbank Children's Theatre's curtain rose for the first time with Erol Günaydın's play "Elma Dersem Çık". Among the first performers of Akbank Children's Theatre were Erol Günaydın, Perran Kutman, Kerem Yılmazer, Göksel Kortay, Bülent Kayabaş, Ali Tara, Selim Naşit Özcan, Alpay İzer, Günfer Feray, Yüksel Gözen, Zeynep Tedü, Ayla Aslancan, Enver Demirkıran, Nahit Güvendi, Hayrettin Aslan and many others. Written by Erol Günaydın; Keloğlan, Nasrettin Hoca, Orta Oyunu and Meddah were interpreted with a totally different point of view for the first time on the stage of Akbank Children's Theatre.

Taking over the role of director and playwright from Erol Günaydın, Çetin İpekkaya, Alpay İzer and Işıl Kasapoğlu brought brand new plays, stories and adventures to Akbank Children's Theatre. During these years, the Theatre's stage witnessed operas sung by puppets as well as plays where Keloğlan ran out of the fairy tale.

Today's audience is composed of the children of the Akbank Children's Theatre's first audience from 30 years ago. Akbank Children's Theatre has reached tens of thousands of children during its 35-city countrywide road show in the spring of 2007 and has significantly contributed to the creation of today's audiences in Turkey. Greeted with great interest and enthusiasm everywhere it performed, Akbank Children's Theatre traveled across Turkey, from Erzurum to Gaziantep, Manisa to Ordu, on its road show celebrating its 35th year.

**CONTENTS**

(2007)

## KEY FINANCIAL FIGURES (YTL millions)

| | | Consolidated |
|---|---|---|
| Total Assets | 68,205 | 72,103 |
| Loans | 37,016 | 39,882 |
| Deposits | 41,044 | 43,635 |
| Shareholders' Equity | 10,601 | 10,632 |
| Net Profit | 1,994 | 2,041 |

## KEY FINANCIAL RATIOS (%)

| | | |
|---|---|---|
| Loans/Total Assets | 54.3 | 55.3 |
| Deposits/Total Assets | 60.2 | 60.5 |
| Return on Equity | 21.6 | 21.9 |
| Return on Asset | 3.1 | 3.0 |
| Non-performing Loans (NPLs) | 2.7 | 2.5 |
| Capital Adequacy Ratio | 18.9 | 18.0 |
| Earnings per Share (YTL)<br>(For each share of YTL 1 nominal value) | 0.66 | 0.68 |

## DIVIDEND DISTRIBUTION (YTL millions)


2003
300
2004
375
2005
540
2006
660
2007
720

# RESOLUTIONS OF THE GENERAL MEETING OF AKBANK T.A.Ş. HELD ON MARCH 28, 2008

1- Approval of the reports of the Board of Directors, Statutory Auditors and Independent Auditors,

2- Balance sheet and profit and loss accounts for 2007 have been ratified and each of the Members of the Board of Directors and Auditors have been released from the liability with regard to the operations and accounts of 2007,

3- Net profit for 2007 will be distributed in conformity with the proposal of the Board of Directors, as follows;

In accordance with the 82nd article of the Articles of Association of Akbank, the dividend to be distributed from the 2007 net profit of YTL 1,994,294,332.74 will be as follows;

- Gross YTL 150,000,000 , equal to 5% of the paid-in capital of the Bank as of December 31, 2007 which is YTL 3,000,000,000, will be allocated as primary cash gross dividend; and gross YTL 570,000,000 will be allocated as secondary cash gross dividend. Total gross dividend of YTL 720,000,000, equal to 24% of the paid in capital, will be distributed to shareholders,

- Gross YTL 510,821.92 as cash dividend will be paid to the Chairman and the members of the Board, in accordance with the Articles of Association,

- Cash dividend payments will start on March 31, 2008,

- YTL 8,024,798.51 gains from the sale of fixed assets and subsidiaries will be allocated to Capital Reserves and after allocating YTL 156,765,798.83 to Legal Reserves, the remaining profit will be retained under Extraordinary Reserves,

4- The approval of Mr. Bülent Adanır and William Joseph Mills as Board members to the freed places on Board during the year for the remaining period,

5- Amendment of the Article 24 of the Bank's Articles of Association according to suggestions of the Board and permission of related authorities,

6- The appointment of Başaran Nas Yeminli Mali Müşavirlik A.Ş., a member of PricewaterhouseCoopers, as the independent auditor for 2008 and 2009,

7- The Board of Directors has been empowered in connection with matters falling within the scope of Articles 334 and 335 of the Turkish Commercial Code,

In accordance with the 8th item of the Agenda, shareholders have been informed that YTL 447,604.05 has been donated to foundations and other charity organizations in 2007.

# AKBANK'S...

## VISION

TO BECOME THE MOST ADMIRED TURKISH COMPANY, WITH THE BEST PEOPLE, CONSTANTLY DELIVERING OUTSTANDING RESULTS

## MISSION

TO PROVIDE THE BEST BANKING EXPERIENCE IN TURKEY, OFFERING OUTSTANDING VALUE FOR ITS STAKEHOLDERS

## STRATEGIC GOALS

- ACHIEVE A LONG TERM SUSTAINABLE ROE OF OVER 22%
- INCREASE TOTAL ASSETS MARKET SHARE FROM 13% TO 20% AS OF 2011
- TAKE THE FIRST PLACE IN THE "BEST PLACE TO WORK" RANKINGS
- BECOME THE COMPANY WITH THE MOST VALUABLE BRAND NAME IN TURKEY

## STRONG FOUNDATIONS

- TURKEY'S MOST VALUABLE BANK
- THE MOST PROFITABLE BANKING OPERATIONS AMONG PRIVATELY OWNED BANKS IN TURKEY
- THE HIGHEST CREDIT RATINGS TO BE GIVEN TO A BANK IN TURKEY
- 715 BRANCHES LOCATED THROUGHOUT THE COUNTRY
- AN EXTENSIVE AND STABLE FUNDING BASE
- A WIDE-RANGING CUSTOMER PORTFOLIO WITH THE ABILITY TO ATTRACT NEW CUSTOMERS
- A ROBUST CAPITAL STRUCTURE AND A HIGH CAPITAL ADEQUACY RATIO
- AN EXTENSIVE AND DIVERSIFIED LOAN PORTFOLIO WITH A LOW NPL RATIO

**Başaran Nas Yeminli Mali**
**Müşavirlik A.Ş.**
**a member of**
**PricewaterhouseCoopers**
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

**REPORT ON COMPLIANCE**
**OF ANNUAL REPORT**

To the General Assembly of Shareholders of Akbank T.A.Ş.

We have audited the compliance and consistency of the financial information included in the annual report of Akbank T.A.Ş. ("the Company") and its consolidated subsidiaries as of 31 December 2007 with the audited financial statements and explanatory notes. The annual report is the responsibility of the Company's management. Our responsibility, as independent auditors, is to express an opinion on compliance and consistency of the financial information included in the annual report with the audited financial statements and explanatory notes.

We conducted our audit in accordance with principles and procedures set out by the regulations on preparation and issuance of annual report in the Banking Law No.5411 and independent auditing principles. Those regulations require that we plan and perform the audit to obtain reasonable assurance whether the financial information included in the annual report is consistent with the audited financial statements and explanatory notes and free from material misstatement. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial information included in the accompanying annual report presents fairly, in all material respects, the information regarding the financial position of Akbank T.A.Ş. at 31 December 2007 in accordance with the principles and procedures set out by the regulations in conformity with article 40 of the Banking Law No.5411 and includes a summary of the Board of Directors' report and the convenience translations of independent auditor's reports originally issued by us in Turkish and is consistent with the convenience translations of audited financial statements and explanatory notes originally issued in Turkish.

Başaran Nas Yeminli
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Adnan Nas, YMM
Istanbul, 14 April 2008

## AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Article 9 of the Bank's Articles of Association was amended by increasing the registered capital as well as the issued capital. The Bank's registered capital was increased from YTL 2,500,000,000 to YTL 5,000,000,000 on April 6, 2007 pursuant to the resolution of the Ordinary General Meeting dated March 28, 2007 whereas issued capital was increased from YTL 2,400,000,000 to YTL 3,000,000,000 on June 28, 2007 pursuant to the Board of Directors' resolution No: 9292 dated June 4, 2007.

## CAPITAL AND SHAREHOLDER STRUCTURE

- Akbank's issued capital was increased from YTL 2,400,000,000 to YTL 3,000,000,000 on June 28, 2007.

- On January 9, 2007, Citibank Overseas Investment Corporation acquired a 20% equity stake in Akbank through capital increase and share transfer.

- As of December 31, 2007, Board Member Suzan Sabancı Dinçer holds 0.63% of Akbank's outstanding shares.

**Shareholder Structure***

**Individuals or legal entities holding a substantial share**


Publicly Owned **24.95%**
Sabancı Family **14.20%**
Citigroup **20.00%**
H.Ö. Sabancı Holding and Subsidiaries **40.85%**

* As of December 31, 2007

# AKBANK IN BRIEF AND MILESTONES

**Citigroup's 20% strategic equity partnership in Akbank was concluded successfully on January 9, 2007. This strategic partnership with Citigroup makes significant contributions to Akbank for the development of new commercial banking operations, improving the existing product portfolio and launching of new products.**

Akbank was founded in Adana in January 1948, originally to provide financing for the cotton producers in the region. Growing and developing over time, the Bank opened its first branch in Istanbul in the Sirkeci district on July 14, 1950 and relocated its Head Office to Istanbul in 1954. Rapidly increasing the number of its branches, Akbank automated all banking operations in 1963.

Floated to the public in 1990, Akbank shares began trading in the international markets and as an American Depository Receipt (ADR) after its secondary public offering in 1998.

Akbank established Ak Securities in 1996, Ak Investment Fund in 1998, Ak Asset Management Company and its Private Banking Department in 2000. Akbank established Ak Pension Company in 2003 and acquired Ak Leasing in 2005. In February 2006, Ak Pension Company was sold to Ak Insurance.

Akbank has been conducting overseas activities through its two subsidiaries in the Netherlands (Akbank NV) and Germany (Akbank AG) as well as a branch in Malta.

In addition to its core banking activities, Akbank also offers retail, commercial, corporate and private banking as well as foreign trade finance services. Non-banking financial services in addition to capital markets and investment services are provided by the Bank's subsidiaries. With its use of the latest generation information technology and its staff of experienced bankers, Akbank continues to focus on providing the highest quality services to an extensive portfolio of retail and institutional clientele.

Possessing a strong and extensive domestic distribution network that includes 715 branches and 13,513 employees, Akbank operates through its Head Office in Istanbul as well as its 20 Regional Directorates throughout Turkey. In addition to its traditional distribution channel of branches, "Credit Express" branches that only process consumer loan transactions and "Big Red House" branches that only provide mortgage loan services are the Bank's primary service locations. Akbank also serves its customers through Retail and Corporate Internet Branches, the Telephone Banking Center, 1,855 ATMs, 853 BTMs, 253,274 POS terminals as well as the latest technology channels such as cell phones, loan machines and websites. In addition, in an effort to provide support to the branches, a "Freedom Banking Wall" has been set up inside the branches to allow customers to access Internet and Telephone Banking services.

Akbank successfully launched its credit card, Axess, in November 2001 and became a major player in the market in short order. Launched with the slogan "Turkey's easiest card to fly with," the Wings credit card was met with customer appreciation due to its advantageous miles program; it exceeded the Bank's year-end sales target of 150,000 cards.

Seeking to increase its investments in Turkey, Citigroup has selected Akbank as a long-term strategic partner due to Akbank's successful performance and strong market position.

Citigroup's 20% strategic equity partnership in Akbank was concluded successfully on January 9, 2007. Accordingly, Citigroup acquired 20% of Akbank's outstanding shares for Ykr 9.5 per share or for approximately US$ 3.1 billion. Strategic partnership with Citigroup makes significant contributions to Akbank in developing new commercial banking operations, improving the existing product portfolio and launching new products.

With strong capital base, stable deposit structure, ability to generate low-cost funding from overseas as well as robust growth in total assets Akbank becomes a bank having the most profitable banking operations among privately owned banks in Turkey. As of year-end 2007, Akbank's consolidated net profit reached YTL 2,041 million (approximately US$ 1,760 million) while total assets stood at YTL 72,103 million (approximately US$ 62,195 million). The Bank's Capital Adequacy Ratio of 18.0% is one of the highest in the sector.

Akbank continued to raise funds from foreign markets at favorable terms; the total of these resources rose to US$ 7,889 million.

Akbank is listed on the Istanbul Stock Exchange (ISE) where 25% of its outstanding shares are publicly traded. In addition, the Bank's Level 1 depository receipts are traded on the London IOB as well as on the OTC market in the US. As of December 31, 2007, Akbank had the highest market capitalization among the banks listed on the ISE with a market capitalization of US$ 22,514 million.

# IN 2007...

## INTERNATIONAL AWARDS RECEIVED BY AKBANK

THE BANKER
**2006** BEST BANK IN TURKEY AWARD

EUROMONEY
**2006** BEST PRIVATE BANKING IN TURKEY AWARD

EUROWEEK
**2006** BEST LOAN IN TURKEY AWARD

GLOBAL FINANCE
**2006** BEST BANK IN TURKEY AWARD

**2006, 2007** EUROPE'S BEST RETAIL INTERNET BRANCH IN INVESTMENT SERVICES AWARD

**2006, 2007** EUROPE'S BEST ONLINE CONSUMER LOAN AWARD

**2006, 2007** BEST CORPORATE/INSTITUTIONAL INTERNET BRANCH IN TURKEY AWARD

**2007** BEST COMMERCIAL FINANCE BANK IN TURKEY AWARD

Akbank has been mentioned favorably by and received multiple awards from, numerous organizations for its adherence to the principle of transparency in corporate governance practices.

- The annual Standard and Poor's Survey on Transparency and Disclosure once again revealed that Akbank is the only bank to be in top position in this regard.
  This survey covers 52 public companies and is conducted in three categories:
  - Ownership structure and investor relations
  - Financial transparency and information disclosure
  - Board of Directors, management structure and processes

- Akbank continued to receive the highest credit ratings to be assigned to any bank in Turkey. On May 31, 2007, Moody's assigned a Baseline Credit Assessment of Baa1 to Akbank, which is the highest rating that can be assigned to a Turkish bank.

## AKBANK'S RATINGS BY INTERNATIONAL RATING AGENCIES

| | Long-term Turkish Lira Bank Deposits | Short-term Turkish Lira Bank Deposits | Long-term Foreign Currency Bank Deposits | Short-term Foreign Currency Bank Deposits | National Rating | Financial Strength and Individual Rating | Baseline Credit Assessment |
|---|---|---|---|---|---|---|---|
| Moody's | A3 | Prime-2 | B1 | Not Prime | - | C- | Baa1 |
| Fitch Ratings | BBB- | F3 | BB | B | AAA (tur) | C | - |

# INNOVATIVE POWER OF TURKEY


Vatandaşın
numarası var
Akbank'ta kredisi var...
Tek hareketle tek numarayla kredi.

## SMSLOAN

AFTER LAUNCHING THE WEBLOAN AND FAXLOAN SERVICES IN 2006, AKBANK BROKE NEW GROUND AGAIN IN 2007 BY SMSLOAN, THEREBY ALLOWING A LARGE PORTION OF THE POPULATION TO MAKE A PERSONAL LOAN APPLICATION USING CELL PHONES. LAUNCHED IN APRIL AND ALLOWING LOAN APPLICATIONS JUST BY SUBMITTING A CITIZENSHIP NUMBER, SMSLOAN MAXIMIZED THE EASE OF TAKING OUT A LOAN.


Kredi ekspres

## CREDIT EXPRESS

CREDIT EXPRESS BRANCHES ARE LOAN-ONLY BRANCHES THAT EXTEND THE FASTEST LOANS IN TURKEY. PROVIDING CONSUMER LOAN SERVICES SUCH AS PERSONAL LOANS, CAR LOANS, MORTGAGE LOANS AND CREDIT CARDS, AKBANK CREDIT EXPRESS BRANCHES, WITH THEIR TRAINED EXPERT STAFF, OFFER GREAT EASE AND FAST SERVICE TO CUSTOMERS WHO WANT TO TAKE OUT LOANS OR RENEW THEIR LOANS. CUSTOMERS CAN MAKE LOAN APPLICATIONS BY JUST SUBMITTING IDENTIFICATION DOCUMENTS AND FOLLOWING THE APPROVAL OF THE LOAN, CAN WITHDRAW THE LOAN AMOUNT IN CASH FROM ANY ATM OR BTM INSTANTLY USING THE "CONSUMER LOAN CARD" THAT WAS INTRODUCED AS A FIRST IN TURKEY.


TÜRKİYE'NİN
EN KOLAY
UÇURAN KARTI
wings

## WINGS

TURKEY'S EASIEST CARD TO FLY WITH, WINGS WAS MET WITH GREAT INTEREST SINCE ITS LAUNCH IN MARCH 2007 BY CONSUMER SEGMENTS WHO LOVE TO TRAVEL AND ARE INTERESTED IN ACCUMULATING MILES. WINGS ALLOWS CUSTOMERS TO GET FREE TICKETS FROM ANY AIRLINE USING THE MILES THEY EARN WITH EVERY PURCHASE. WINGS MAKES THE LIVES OF ITS CARDHOLDERS EASIER THROUGH EXTENSIVE SERVICES SUCH AS ADVANCE MILES, WHICH ALLOWS THE CARDHOLDERS TO FLY FIRST AND ACCUMULATE MILES LATER, ECONOMICAL AND COMFORTABLE AIRPORT TRANSPORTATION, UNPRECEDENTED LOUNGE SERVICES AT THE ISTANBUL AND ANKARA AIRPORTS AS WELL AS TRAVEL INSURANCE SERVICES.


AKBANK
BÜYÜK
KIRMIZI EV

## BIG RED HOUSE

BREAKING NEW GROUND IN TURKEY, AKBANK DEVELOPED A BRAND NEW CONCEPT IN TURKEY IN 2006 THAT SATISFIES ALL OF THE HOME FINANCE NEEDS OF ITS CUSTOMERS: BIG RED HOUSE. SERVICES OFFERED UNDER THE ROOF OF THE "BIG RED HOUSE" INCLUDE THE BIG RED HOUSE BRANCH, THE WEB PORTAL WWW.BUYUKKIRMIZIEV.COM WHICH PROVIDES ALL KINDS OF INFORMATION ON MORTGAGE LOANS, 4440011 VOICE PORTAL AS WELL AS ALTERNATIVE SERVICES SUCH AS "WEBLOAN," "FAXLOAN" AND "MOBILELOAN," WHICH IMMEDIATELY RESPONDS TO CUSTOMER LOAN APPLICATIONS. "SELF-PAYING MORTGAGE LOAN," OFFERED FOR THE FIRST TIME IN TURKEY AND PROVIDES THE ABILITY TO REDUCE LOAN PAYMENTS, AS WELL AS "DISCOUNT LOAN" AND "VARIABLE INTEREST MORTGAGE" PRODUCTS ARE ALSO OFFERED AT THE BIG RED HOUSE.

# 444 00 11 MOBILE LOAN

LAUNCHED IN 2005 AS A FIRST IN TURKEY, MOBILE LOAN OFFERS AKBANK CUSTOMERS THE OPPORTUNITY TO MAKE QUICK AND EASY PERSONAL, CAR AND MORTGAGE LOAN APPLICATIONS 24 HOURS A DAY, SEVEN DAYS A WEEK. CUSTOMERS SUBMIT LOAN APPLICATIONS USING THEIR CELL PHONES AND RECEIVE THE RESPONSE ON THEIR CELL PHONES IN TWO MINUTES VIA SMS MESSAGE. MOBILELOAN FREES ITS CUSTOMERS FROM TIME AND LOCATION CONSTRAINTS AND ALLOWS THEM TO MAKE LOAN APPLICATIONS WHENEVER THEY WANT.


Kredi cevabı veren
ilk cep telefonu

# KING SME

AKBANK BEGAN TO REFLECT THE IMPORTANCE IT ATTACHES TO SMEs IN ITS NEW PRODUCTS AND SERVICES THAT SATISFY THEIR NEEDS. WHILE CORRESPONDING WITH THE SMEs THROUGH A PLATFORM CALLED KING SME THAT MAKES THEM FEEL PRIVILIGED AND PRIORITIZED, AKBANK UTILIZED ITS CUSTOMER SERVICE REPRESENTATIVES WHO ARE FAMILIAR WITH THE SMEs ON A ONE-TO-ONE BASIS AS LEADERS IN ITS COMMUNICATIONS WITH THE SMEs.



# NEO

AKBANK RE-DESIGNED AND RE-LAUNCHED ITS DEBIT CARD IN 2006 UNDER THE "NEO" BRAND. CONSEQUENTLY, ALL OF THE BANK'S CARDS ARE NOW CONSOLIDATED UNDER ONE LOYALTY PROGRAM UMBRELLA, INCLUDING THE ABILITY TO EARN "CHIP-MONEY" FROM SHOPPING AND BANKING TRANSACTIONS USING NEO. NEO IS A GROUNDBREAKING PRODUCT IN TURKEY WITH ITS UNIQUE AND INNOVATIVE FEATURES SUCH AS WITHDRAWING CASH FROM MEMBER MERCHANTS, CHOOSING A CARD DESIGN FROM THE CATALOGUE AND SETTING TRANSACTIONS LIMITS. NEO ALSO SERVES AS A KEY FOR REACHING AKBANK.


neo
AKBANK
5890 0400 0000 0000
MINE BILGIN
Maestro

# CREDIT MACHINE

AKBANK INTRODUCED THE CONCEPT OF SELF-SERVE LOAN TO THE TURKISH BANKING SYSTEM. INTRODUCED AT THE 16TH CEBIT INFORMATION AND COMMUNICATION TECHNOLOGY FAIR EURASIA THIS YEAR, THE LOAN MACHINE ALLOWS CUSTOMERS TO GET A LOAN WITHOUT VISITING A BANK BRANCH AT ANY STAGE OF THE APPLICATION PROCESS. ELIMINATING THE APPLICATION STAGES THAT COST THE CUSTOMERS TIME AND ENERGY DURING STANDARD LOAN PROCESSES, THE LOAN MACHINE IS A BRAND NEW PRODUCT IN THE GLOBAL BANKING MARKETPLACE AS WELL.


Kredi makinesi
AKBANK
wings
Kredi kartı almak artık çok kolay!
Kredi almak artık çok kolay!

# AKBANK IN 2007

## JANUARY

### Citigroup's 20% strategic equity partnership in Akbank was concluded successfully.

Citigroup's 20% strategic equity partnership in Akbank was concluded successfully following the regulatory approvals. Pursuant to the agreement signed on October 17, Citigroup acquired 20% of Akbank's outstanding shares for Ykr 9.5 per share or for approximately US$ 3.1 billion.

## MARCH

### Global Finance has selected Akbank as "The Best Bank in Turkey."

Akbank was named **"The Best Bank in Turkey"** in the New York-based Global Finance Magazine's **"Best Emerging Market Banks in Central and Eastern Europe - 2007"** survey. The survey covered 21 countries in Central and Eastern Europe and the banks were evaluated based on their operations that constitute the standards in competition as well as numerous other objective and subjective criteria such as profitability, strategic relationships and asset growth.

### Akbank sponsored the 26th International Istanbul Film Festival organized by the Istanbul Foundation for Culture and Arts (İKSV).

Organized by the Istanbul Foundation for Culture and Arts and sponsored by Akbank for the third time this year, the 26th International Istanbul Film Festival began following the opening ceremony.

### Akbank launched the Wings Credit Card.

Breaking another new ground in Turkey, Akbank launched the **"Wings"** credit card, Turkey's easiest card to fly with. Akbank introduced Turkey's most advantageous miles program with its new credit card product Wings.

## APRIL

### Akbank made it easier to search for real estate with its "Real Estate Search" service.

Continuing to improve its products and services in line with customer needs and expectations, Akbank continued its innovations by adding a **"Real Estate Search"** section to the Big Red House service portfolio.

### Akbank became the first bank to use the "mobile signature" application.

Akbank became the first bank to use the **"mobile signature"** application in money transfer transactions at its Retail Banking Internet Branch. Akbank received 2,000 applications in one month to use the mobile signature service which was recently introduced in Turkey.

### Akbank launched "smsLoan" which extends consumer loans with just a national ID number.

Allowing customers to get loans with just a national ID number through its recently launched smsLoan service, Akbank maximized the ease of getting a loan by eliminating cumbersome procedures such as interviews and guarantors.

## MAY

### Akbank introduced its "Instant Card Issuance" service at the Cardist - 2007 Fair.

Known for producing solutions that meet customer needs and expectations by using technology for innovation, Akbank introduced its recently launched **"Instant Card Issuance"** service at the Cardist - 2007 Fair to the visitors.

### Akbank Private Banking brought David C. Norman, Sotheby's Auction House Art Department Chairman, to Turkey.

Akbank Private Banking brought David C. Norman, Chairman of the Department of Impressionist & Modern Art Worldwide from the British Auction House Sotheby's to Turkey. One of the world's most experienced auction experts for Impressionist and Modern Art, David C. Norman gave a conference on the **"Pricing of Modern Art Pieces"** as an invitee of Akbank Private Banking.

### Dr. Henry Kissinger visited Turkey as an invitee of Akbank.

Dr. Henry Kissinger was invited by the Akbank Corporate Banking Group to give a conference at the Sabancı Center entitled **"Global Developments and Turkey/Learning from the Past, Understanding the Future"**.

In an attempt to create a platform where all ideas can flow freely, Akbank continues to invite people eminent in their fields to speak in Turkey.

### Akbank is among the most transparent companies in Turkey.

Prepared in conjunction with the international rating agency Standard and Poor's for the last three years, the Sabancı University Corporate Governance Forum released the results of its **"Transparency and Public Disclosure in Turkish Companies Survey 2007"**. According to the survey, five most transparent companies, in alphabetical order, were Akbank, Anadolu Efes, Enka İnşaat, Koç Holding and Turkcell.

### "Automotive sector outlook - Akbank's products and services" information meeting was organized with auto dealers.

Akbank continued to organize informational meetings dealing with the **"Automotive sector outlook, Akbank's products, services and practices"** that were initiated to educate auto dealers throughout Turkey and further develop Akbank's business partnership with them. As the leading Bank in the auto loans sector, Akbank's goal is to educate automotive sector representatives about the developments and expectations in the sector as well as the products and services Akbank offers in this area.

### Moody's assigned Akbank the highest Baseline Credit Assessment rating attainable in Turkey.

The international rating agency Moody's assigned Akbank a Baa1 rating, the highest Baseline Credit Assessment rating attainable by any bank in Turkey.

## JUNE

### Akbank continued its informational meetings on "Mortgage legislation and developments in the real estate sector" with Century 21 Turkey.

Akbank continued dispersing information with a meeting entitled "Mortgage legislation and developments and expectations in the real estate sector". These meetings at the Sabancı Center included Century 21 Turkey, a well-known real estate company with which Akbank cooperates.

### Akbank provided support to Zorlu Yapı Yatırım A.Ş. for the financing of a highway land.

Zorlu Yapı Yatırım A.Ş. signed an agreement with Akbank for a US$ 400 million foreign currency loan for the financing of a highway land. This loan package provided by Akbank was the highest one-off loan amount for a real estate development project in Turkey provided by a single bank.

## JULY

### Akbank NV secured a EUR 150 million syndicated loan from the international market.

Akbank NV, a wholly-owned subsidiary of Akbank, secured a syndicated loan of EUR 150 million from the international market to be used in foreign trade finance.

## AUGUST

### Graduates of the Entrepreneur Development Program received their certificates.

23 entrepreneurs successfully completed Akbank's Small Business Banking Program entitled İşe Dönüşen, İşi Büyüten Fikirler (Business-Creating, Business-Growing Ideas) Program. This program was developed within the framework of the Entrepreneur Development Program offered by Sabancı University since 2003. The graduates received their certificates in a ceremony held at Sabancı University.

### Akbank secured a EUR 1 billion syndicated loan.

Pursuant to the agreement signed on August 20, 2007, Akbank secured a EUR 1 billion syndicated loan to be used in foreign trade finance. Akbank broke another record with this highest-ever syndicated loan facility in Turkey.

## SEPTEMBER

### Akbank has certified its Customer Complaints Management System with the ISO 10002:2004 Certificate.

Completely overhauling its customer complaints system, Akbank certified the quality of the new system with an ISO 10002:2004 Certificate from the world's first and largest certification agency, the British Standards Institution (BSI). With this new management system, Akbank once again proved that it targets excellence in service quality, process management and customer satisfaction and that constant improvement and development are part of its core principles.

### Akbank was the official bank of the Rock'n Coke festival.

As it has done in previous years, Akbank, the official bank of the Rock'n Coke festival, facilitated festival participants while making their food and beverage purchases securely and problem-free without cash through its Akbank exi26 CardRock, a product of Akbank's e-purse application that is setting an example for festivals throughout the world.

## OCTOBER

### A world first from Akbank: Credit Machine

Akbank introduced the concept of a self-serve loan to the Turkish banking system. Introduced at the 16th CeBIT Information and Communication Technology Fair Eurasia this year, the Credit Machine allows customers to get a loan without visiting a bank branch at any stage of the application process. Eliminating stages in the standard application process that cost customers time and energy, the Credit Machine is a brand new product in the global banking marketplace as well.

## NOVEMBER

### Akbank launched Capital Preservation Funds for investors.

Akbank and its subsidiary Ak Asset Management broke new ground in the Turkish investment fund sector with the introduction of Capital Preservation Funds. Akbank introduced its investors to brand new possibilities with the addition of two different **"B-Type 100% Capital Preservation Funds"** to its already extensive portfolio of high-quality investment vehicles in deposit and investment products geared toward different risk groups.

### Akbank became the first Turkish bank to participate in the United Nations Global Compact.

By joining the United Nations Global Compact on November 12, 2007, Akbank raised its social responsibility approach to international standards and became the sector leader in this field as well. Breaking new ground with the signing of the United Nations Global Compact, which includes the ten basic principles recommended for maintaining the global economy at a sustainable development pace and transforming it into a process that benefits all of humanity, Akbank added a deeper, wider-scope and more integrated perspective to its traditional, economic, societal and environmental social responsibility approach.

## DECEMBER

### Akbank secured a EUR 150 million loan in order to meet the investment financing needs of SMEs.

Within the framework of the Global Credit Agreement it has signed with the European Investment Bank in December 2007, Akbank secured a ten-year, EUR 150 million loan in order to meet the investment financing needs of SMEs.

# MESSAGE FROM THE CHAIRMAN



**Partnerships established through mergers or acquisitions with the world's largest and most reputable banks contributed to growth within the Turkish banking sector during 2007; the ratio of bank assets to national income rose to 85% whereas capital adequacy ratio stood at 19%.**

Although 2007 was an election year in Turkey and the mortgage crisis continued to spread around the world, the Turkish economy maintained its stability and continued to grow. As a natural result of globalization, the Turkish economy is significantly impacted by developments in international markets.

The crisis that developed in the U.S. sub prime mortgage-backed derivative products right after the middle of the year also spread to Europe; its reverberations were felt even in Turkey. However, the impact of this crisis on Turkey has been marginal since the mortgage system is not yet widespread here and banks do not have significant exposure to mortgage loans in their loan portfolios.

Since the second half of 2006, private sector consumption and investment expenditures have dropped and exports continued to be the driving force behind economic growth. However, imports continued to increase primarily due to rising energy prices and contributed to the negative downturn of net exports to growth toward the end of the year. The trade deficit and current-account deficit stood at US$ 62.8 billion and US$ 38 billion, respectively, at the end of 2007. Accordingly, Akbank's forecast for the current-account deficit to national income ratio was 7.5%. A mitigating factor is that almost half of the current-account deficit is being financed by foreign direct investment.

The Central Bank of Turkey began cutting interest rates toward the end of 2007 and lowered its policy rates by 200 basis points since September 2007 to 15.50%. The inflation rate, which rose to 8.4% over the same period, is expected to resume its downward trend over the medium term.

High growth potential of the Turkish banking sector encouraged the leading banks in the world to invest in Turkey and consequently the share of foreign banks in total assets rose from 3% to today's 26%. The partnerships established through mergers or acquisitions with the world's largest and most reputable banks contributed to the growth in the Turkish banking sector in 2007; the ratio of bank assets to national income rose to 85% whereas capital adequacy ratio stood at 19%. The ratio of loans to national income stands at 40% in Turkey whereas it is 132% in the EU countries. These figures clearly show the growth potential of the Turkish banking sector.

A new era began in 2007 for Akbank - the innovative power of Turkey. Pursuant to the strategic partnership agreement signed with Citigroup on October 17, 2006, Akbank sold a 20% equity stake to the Citibank Overseas Investment Corporation through a capital increase and share transfer on January 9, 2007. Controlling interest of Akbank remained with the Sabancı Group and the family following this strategic partnership. No change took place in the Bank's control or management.

The synergy, know-how and market advantages gained from cooperation with our strong international partner will make their presence felt more clearly in the coming years and facilitate Akbank's penetration into the international platform. Akbank used to be a local bank, but later became the most valuable, most stable and most innovative bank in Turkey. Currently, Akbank is taking the first steps toward becoming an international player and is already very close to this goal. As it has been the case up till now, the future will depend on hard and harmonious work with all of the Bank's social and economic stakeholders.

Undoubtedly, our valued employees played the greatest role in the Bank's accomplishments. Without their diligent efforts and dedication, Akbank could not have reached these levels today. I would like to take this opportunity to thank all involved in this effort once again. I am grateful, as well, to all of our shareholders, customers and other business and social partners for their contributions to Akbank.

**EROL SABANCI**
**CHAIRMAN OF THE**
**BOARD OF DIRECTORS**

# BOARD OF DIRECTORS

**Erol Sabancı Chairman and Managing Director**
Serving as a Member of the Board of Directors and the Vice Chairman of the Board since 1967, Erol Sabancı was elected the Chairman of the Board on March 17, 1998. Mr. Sabancı also serves as Vice Chairman of the Board of Directors of Sabancı Holding and is authorized in all matters of the Bank.

Erol Sabancı was elected Honorary Chairman, Director and Consultant to the Board on March 28, 2008.

**Akın Kozanoğlu Vice Chairman and Executive Director**
Akın Kozanoğlu, serving as the Executive Vice President in charge of Retail Banking and IT since 1987, was elected a Member of the Board of Directors on July 5, 2000 and as the Vice Chairman on December 1, 2000. Mr. Kozanoğlu is also the President of the Sabancı Holding Financial Services Group. Akın Kozanoğlu is authorized in all matters of the Bank. He is the Chairman of the Bank's Audit Committee and the Director in charge of internal audit and internal control.

**Suzan Sabancı Dinçer Managing Director**
Suzan Sabancı Dinçer has served on the Akbank Board of Directors as a Managing Director since 1997. Mrs. Sabancı Dinçer was appointed as the Division Head of the Akbank Treasury Department in 1989 and promoted to Executive Vice President in charge of Treasury in 1994. Mrs. Sabancı Dinçer was elected as the Managing Director responsible for Asset Liability Management and Correspondent Relations, to the Board of Directors, in 1997. Since 2000, Mrs. Sabancı Dinçer is authorized in all matters of the Bank. Mrs. Sabancı Dinçer is also Luxembourg Honorary Consul and a member of Citigroup International Advisory Board.

Suzan Sabancı Dinçer was elected Chairman on March 28, 2008.

**Bülent Adanır Managing Director**
Appointed as a Board Member and a Managing Director in November 2007, Mr. Adanır currently oversees matters concerning risk management. Prior to joining Akbank Mr. Adanır spent 26 years at Citigroup holding various responsibilities in different countries and geographies. In 1997 he was appointed Regional Portfolio Manager for Citigroup in London and later became the Portfolio Manager for the Sovereigns covering Europe, the Middle East and Africa.

**Sir Winfried Bischoff Director**
Sir Winfried Bischoff, is the Chairman of the Board of Citigroup Inc. Sir Winfried Bischoff who was appointed Chairman of J. Henry Schroder & Co. in October 1983 and Group Chief Executive of Schroders Plc in December 1984, was appointed Chairman of Schroders Plc in May 1995. Following the acquisition of Schroders' investment banking business by Salomon Smith Barney Inc., a subsidiary of Citigroup Inc., he was appointed Citigroup Europe's Chairman of the Board of Directors as well as a member of its Management and Executive Committees in May 2000.

To replace Sir Winfried Bischoff on Akbank Board of Directors after his resignation on February 25, 2008, William J. Mills, the CEO of Citi Markets and Banking responsible for Europe, the Middle East and Africa, was elected as a Member of the Board of Directors of Akbank on that date.

**Özen Göksel Director**
Özen Göksel started working at Akbank in 1964 as an assistant internal auditor and was appointed Executive Vice President in 1981. Mr. Göksel served as a Member on Akbank's Board of Directors and as the CEO of the Bank from 1994 until November 2000. From November 2000 to October 2007, he held the position of Managing Director. Since October 2007, Mr. Göksel has been a Director on the Board.

**Hikmet Bayar Director**
Hikmet Bayar joined the Akbank Board of Directors after retiring from the Turkish Armed Forces in 1996. Having actively served in various command positions, Mr. Bayar was Chief of the Turkish Land Forces between 1994 and 1996.

**Aydın Günter Director**
Aydın Günter has held various positions at Sabancı Holding, including Executive Vice President in charge of Financial Control and Finance. In 1994, he founded his own consulting firm and was elected as a Member of the Board of Directors in 1998. Before joining the Sabancı Group, Mr. Günter worked at the Ministry of Finance as a Tax Inspector. He is a member of Akbank's Audit Committee.

**Yaman Törüner Director**
Yaman Törüner became a Member of the Board of Directors in March 1998. Having served as a Member of Parliament between 1995 and 1999, Mr. Törüner also served as a Minister of State in 1996. He was the President of the ISE between 1990 and 1994 and worked at various administrative positions within the Central Bank of Turkey from 1972 to 1990. Mr. Törüner has also served as the Governor of the Central Bank of Turkey.

**Zafer Kurtul Director and CEO**
Zafer Kurtul joined Akbank in 1998 as an Executive Vice President and in November 2000 was appointed the CEO. Previously he worked at Citibank, BNP-Ak-Dresdner Bank and Société Générale. Mr. Kurtul has an undergraduate degree from Istanbul University, Faculty of Business Administration and an MBA in Finance from the University of Wisconsin - Madison. Mr. Kurtul is a Chartered Financial Analyst (CFA). He is a member of Institut International D'etudes Bancaires.

## BOARD OF INTERNAL AUDITORS

**Eyüp Engin Head of Internal Audit**
Eyüp Engin joined Akbank in 1978 as an Assistant Internal Auditor. Prior to his appointment as the Executive Vice President for International Banking in 1996, Mr. Engin was the Manager of the Treasury Department and was appointed as the Head of Internal Audit in July 2007. He is a graduate of the Faculty of Business Administration at Middle East Technical University.

## STATUTORY AUDITORS

M. Nedim Bozfakıoğlu, with 16 years experience and Mevlüt Aydemir, with 19 years in the banking business, were elected Auditors for a period of three years by a resolution of the General Assembly dated March 27, 2006.

**Nedim Bozfakıoğlu**
Nedim Bozfakıoğlu serves as the Vice President of Budget, Accounting and Consolidation at H.Ö. Sabancı Holding. Previously, Mr. Bozfakıoğlu served as the Finance Manager at Lassa and Financial Affairs Deputy Manager at Kordsa. Mr. Bozfakıoğlu is a graduate of Istanbul University, Faculty of Economics.

**Mevlüt Aydemir**
Serving in various positions at H.Ö. Sabancı Holding since 1981, Mevlüt Aydemir is currently the Vice President of Financial Affairs and Financing. Mr. Aydemir, who has worked in the Ministry of Finance as a Tax Inspector prior to 1981, is a graduate of Istanbul University, Faculty of Economics.

# MESSAGE FROM THE PRESIDENT AND CEO



**Our goal is to maintain healthy growth and increase our market share while sustaining our profitability. In order to provide an extraordinary banking experience to our customers, we are continuing to invest in our human resources, distribution channels, brand and technology infrastructure and creating competitive advantages in these areas for the Bank.**

With its customer-oriented and innovative products and services, extensive distribution network and strong capital structure, Akbank continued its successful performance in loans, deposits and profitability in 2007 as well and was once again the most profitable private bank in Turkey in terms of banking operations.

Akbank's loan growth continued in 2007; total consolidated loans increased 31.6% to YTL 39.9 billion. The Bank's market share in loans rose from 13.0% to 13.4%. Of the overall loans, 65% were Turkish lira-denominated loans, whereas the share of consumer loans, small and medium-size enterprise (SME) loans and corporate loans reached 32%, 34% and 34%, respectively.

In the same period, consumer loans grew 43.4% to YTL 8.8 billion and the Bank's market share was 13.2%. General purpose loans increased 83% to YTL 3.4 billion and the Bank's market share in general purpose loans rose from 10.4% to 11.6%.

Thanks to this significant growth in loans, the ratio of consolidated loans to total assets increased from 50% to 55%. Despite these developments, our consolidated non-performing loans ratio remained at low levels around 2.5%.

As of year-end 2007, the Bank's total consolidated deposits rose 21.3% to YTL 43.6 billion whereas Turkish lira-denominated deposits increased 31.9%. This growth in deposits demonstrates the confidence of our customer in Akbank. In addition, our CRM practices were a significant supporting factor in Akbank's performance in 2007.

Akbank's consolidated net profit reached YTL 2,041 million with a 29.1% increase over the previous year.

Based on the non-consolidated financial statements, Akbank's gross profit, tax provision and the resulting net profit in 2007 are YTL 2,461 million, YTL 467 million and YTL 1,994 million, respectively. This net profit figure represents a 25% increase over the previous year.

As of year-end 2007, Akbank's consolidated total assets grew 19.5% to reach YTL 72.1 billion. Akbank's return on equity in 2007 was 22%. The Bank's non-consolidated total assets reached YTL 68.2 billion with a 19% increase.

With the goal of being "The Innovative Power of Turkey," we continued to break new ground in the sector during 2007 by developing new products and channels in line with our customers' needs; among them are smsLoan, Credit Machine and the Wings credit card, which was launched with the slogan "Turkey's easiest card to fly with."

SME Banking gained importance in the previous years as a result of the stable economic growth environment. Akbank is also a leader in developing new products geared toward SMEs and implementing technological advances. In keeping with that, the "King SME" product package, developed specifically for the SMEs, was launched in 2007.

Our strategic partnership with Citigroup initiated a new era for Akbank in terms of growth as well as increasing the opportunities to offer our customers higher value-added products and services. We began to see the results of the synergy, enhanced know-how and market advantages of our partnership with a strong international bank this year. Akbank offers its customers world-class products and services thanks to this partnership which is making significant contributions in sharing expertise and technology, pursuing new commercial activities, enhancing the existing product diversity and launching new products.

We aim to continue with our achievements in the following years, achieve faster growth rates than the sector in all segments and increase our market share. In the following years, we plan to achieve strong growth in consumer loans, especially in general purpose loans.

Our campaigns supported by effective use of CRM resulted in large increases especially in general purpose loans since the beginning of 2007. Contributions from the innovative services we launched in 2007, such as smsLoan and the Credit Machine, are growing day by day. We plan to increase the number of Credit Express branches and Credit Machines in 2008.

We expect significant growth in mortgage loans in 2008. Akbank's financial strength, product variety and service quality will stand out in this long-term relationship with the customers.

Akbank's primary objective is to grow in a healthy and profitable manner. To achieve healthy growth, we are investing in our risk management infrastructure and paying great attention to this area.

As the executive management team of Akbank, 25% of whose shares are publicly traded on the Istanbul Stock Exchange (ISE), our objective is to create and implement strategies that will constantly increase the Bank's stock value. As of December 31, 2007, Akbank's market capitalization is US$ 22.5 billion. Accordingly, Akbank has the highest market capitalization among the banks listed on the ISE as of year-end 2007.

We continue to invest in our human resources, distribution channels, brand and technology infrastructure in order to reach our objective of always positioning Akbank ahead of its competitors and creating more value for our shareholders.

I believe that we will continue to be successful in the future together with our partners, employees and all of our economic and social stakeholders.

I would like to thank all of you for your contributions and support in helping Akbank reach its current position and wish that this unity and harmony brings about new accomplishments for Turkey as well as the innovative power of Turkey, Akbank.

**ZAFER KURTUL**
**PRESIDENT AND CEO**

# EXECUTIVE MANAGEMENT

**Zafer Kurtul** President and CEO

**Hayri Çulhacı**
Executive Vice President
Strategy and Corporate Communications
Hayri Çulhacı joined Akbank in 1990 as an Executive Vice President, after having served in various managerial positions in the Ministry of Finance. Mr. Çulhacı is a graduate of the Faculty of Political Sciences in Economics at Ankara University and holds an MBA degree from Northeastern University in the USA.

**Zeki Tuncay**
Executive Vice President
Support Services
Zeki Tuncay joined Akbank in 1980 as an Assistant Internal Auditor. After serving as the Personnel Manager, he was appointed the Executive Vice President in charge of Human Resources in 1994. Since October 2003, he has been serving as the Executive Vice President in charge of Support Services. Mr. Tuncay is a graduate of the Academy of Economics and Commercial Sciences in Ankara.

**Nuri Aksoy**
Executive Vice President
Credit Approval, Monitoring and Follow-ups
Nuri Aksoy has been with the Bank since 1973 and has held various positions including Internal Auditor and Branch Manager. He was appointed Executive Vice President in 1996. Mr. Aksoy is a graduate of the Academy of Economics and Commercial Sciences in Istanbul.

**Ziya Akkurt**
Executive Vice President
Corporate Banking
Ziya Akkurt joined Akbank in 1996 as the Manager of the Corporate Banking Department and was appointed Executive Vice President in 1997. Before joining Akbank, Mr. Akkurt held managerial positions in various commercial banks including Ottoman Bank and Banque Paribas/Paris. He is a graduate of the Department of Business Administration at Middle East Technical University.

**Reşit Toygar**
Executive Vice President
Treasury
Reşit Toygar joined Akbank as a Management Trainee in 1990. Prior to his appointment as an Executive Vice President in 1998, he served as the Manager of the Treasury Department. Mr. Toygar is a graduate of Kingston Polytechnic, Faculty of Economics and holds an MS degree in Economics from London School of Economics in the UK.

**M. Fikret Önder**
Executive Vice President
Private Banking
Fikret Önder joined Akbank as an Executive Vice President in July 2000 and is responsible for Private Banking. Previously, he held managerial positions at various banks abroad. Before joining Akbank, Mr. Önder served at Bank Julius Baer & Co. in London as a Senior Portfolio Manager and the Vice President in charge of Private Banking. He is a graduate of the University of Bonn and holds a degree in Economics.

**Sevilay Özsöz**
Executive Vice President
Operations
Sevilay Özsöz joined Akbank as an Advisor to the CEO in December 2001 and was subsequently appointed Executive Vice President in April 2002. Before joining Akbank, Mrs. Özsöz held various managerial positions at both Garanti Bank and Ottoman Bank. Mrs. Özsöz is a graduate in Economics from Istanbul University.

**Hakan Binbaşgil**
Executive Vice President
Retail Banking
Hakan Binbaşgil initially joined Akbank in October 2002 as the Executive Vice President in charge of Change Management. In October 2003, he was appointed the Executive Vice President in charge of Retail Banking. A graduate of the Department of Mechanical Engineering at Boğaziçi University, Mr. Binbaşgil has an MBA degree in Management and Finance from LSU, Baton Rouge, Louisiana in the USA. Mr. Binbaşgil has worked as Management Consultant in the London and Istanbul offices of Accenture and as Executive Vice President for Retail Banking at Pamukbank. He has served on the Board of Directors of numerous organizations.

**Esra Bozkurt**
Executive Vice President
Human Resources
Esra Bozkurt joined Akbank in March 2004 as the Executive Vice President in charge of Human Resources. A graduate of Istanbul University, Faculty of Economics, Ms. Bozkurt held various HR-related managerial positions at Philip Morrissa and DHL before joining Akbank.

**Alpaslan Özlü**
Executive Vice President
Information Technologies
Alpaslan Özlü joined Akbank as an Executive Vice President in March 2006 and is responsible for Information Technologies. He is a graduate of the Faculty of Arts and Sciences at Middle East Technical University and holds an MSc degree in Computer Engineering from the same university. Mr. Özlü was an executive Vice President at YKB before joining Akbank.

**Ferda Besli**
Executive Vice President
Commercial Banking
Since 1987 when he joined Akbank, Ferda Besli has worked as an Internal Auditor and Branch Manager, followed by his post as Vice President in Corporate Banking and Senior Vice President in Commercial Banking. In 2006, Ferda Besli was appointed Executive Vice President in charge of Commercial Banking, a business unit recently established at Akbank. Mr. Besli is a graduate of the Faculty of Economics at Istanbul University.

**Ahmet Fuat Ayla**
Executive Vice President
Corporate and Commercial Credits Approval
Ahmet Fuat Ayla joined Akbank as Corporate Branch Manager in 2002 and was assigned as the Corporate and Commercial Credits Approval Unit Division Head in 2005. Mr. Ayla was then appointed Executive Vice President in 2007 for the same division. A graduate of the Business Administration Department at Middle East Technical University, Mr. Ayla started his career as an Interbank MT. He performed the functions of Marketing Department Head in Finansbank and Marketing Manager in Osmanlı Bank.

"You say you will come;
you will come again, won't you?"



# REVIEW OF OPERATIONS IN 2007

BASED ON AKBANK'S CONSOLIDATED FINANCIAL STATEMENTS FOR THE 2002-2007 PERIOD:

**TOTAL ASSETS**

ROSE FROM US$ 15.1 BILLION TO US$ 62.2 BILLION WITH AN AVERAGE 33% ANNUAL GROWTH,

**LOANS**

ROSE FROM US$ 3.8 BILLION TO US$ 34.4 BILLION WITH AN AVERAGE 55% ANNUAL GROWTH,

**DEPOSITS**

ROSE FROM US$ 10.1 BILLION TO US$ 37.6 BILLION WITH AN AVERAGE 30% ANNUAL GROWTH.






01
02
03
04
05
06
07
08
09
10
11
12
13
14
15
16
17
18
19
20



**Cem Yalçınkaya** (01)
General Manager
Ak Asset Management Inc.

**Nuri Aksoy** (02)
Executive Vice President
Credit Approval, Monitoring and Follow-ups

**A. Galip Tözge** (03)
Executive Vice President
Retail Banking Branch Management

**Ahmet Fuat Ayla** (04)
Executive Vice President
Corporate and Commercial Credits Approval

**Alpaslan Özlü** (05)
Executive Vice President
Information Technologies

**Esra Bozkurt** (06)
Executive Vice President
Human Resources

**M. Fikret Önder** (07)
Executive Vice President
Private Banking

**Reşit Toygar** (08)
Executive Vice President
Treasury

**Hülya Kefeli** (09)
Executive Vice President
International Banking

**Hayri Çulhacı** (10)
Executive Vice President
Strategy and Corporate Communications

**Ziya Akkurt** (11)
Executive Vice President
Corporate Banking

**Hakan Binbaşgil** (12)
Executive Vice President
Retail Banking

**Zafer Kurtul** (13)
President and CEO

**Sevilay Özsöz** (14)
Executive Vice President
Operations

**Gülsun Lenger** (15)
General Manager
Ak Leasing Inc.

**Ferda Besli** (16)
Executive Vice President
Commercial Banking

**Zeki Tuncay** (17)
Executive Vice President
Support Services

**Halit Yıldız** (18)
Executive Vice President
Retail Credits Approval

**K. Atıl Özus** (19)
Executive Vice President
Financial Coordination

**Eyüp Engin** (20)
Head of Internal Audit

**Halit Yıldız**
**Executive Vice President**
Retail Credits Approval
Halit Yıldız joined Akbank in April 2004 as the Divison Head in charge of Retail Credits. In June 2007, Mr. Yıldız was appointed as the Executive Vice President in charge of Retail Credits Approval. He is a graduate of the Faculty of Business Administration at Marmara University. Mr. Yıldız has an MBA and MS degree in Management and Finance from Istanbul University. Mr. Yıldız held various managerial positions at Pamukbank.

**Hülya Kefeli**
**Executive Vice President**
International Banking
Hülya Kefeli has been with the Bank since 1983 and held various positions in Foreign Relations and International Banking Divisions of the Bank. She was appointed as an Executive Vice President in 2007. Mrs. Kefeli is a graduate of Istanbul Technical University, Department of Business Administration and Engineering in Istanbul.

**K. Atıl Özus**
**Executive Vice President**
Financial Coordination
K. Atıl Özus joined Akbank in November 2000 as the Vice President in charge of Financial Control and Risk Management and then was promoted to Senior Vice President. In December 2007, Mr. Özus was appointed as the Executive Vice President in charge of Financial Coordination. Mr. Özus was an Audit Manager at Ernst&Young before joining Akbank. He is a graduate of the Department of Business Administration at Bosphorus University.

**A. Galip Tözge**
**Executive Vice President**
Retail Banking Branch Management
A. Galip Tözge joined Akbank in September 2002 as the Senior Vice President in charge of Retail Banking Distribution Channels. In December 2007, Mr. Tözge was appointed as the Executive Vice President in charge of Retail Banking Branch Management. In addition, he was a Director on the Board of Ak Investment Securities Inc. Before joining Akbank, Mr. Tözge served as Executive Vice President in Citibank Turkey. He is a graduate of the Department of Business Administration at Marmara University and holds an MBA degree from Missouri University in the USA.

## SUBSIDIARIES

**K. Banu Özcan**
**General Manager**
Akbank N.V.
K. Banu Özcan joined Akbank NV in 2001 as General Manager and was promoted to Senior General Manager in January 2008. Before joining Akbank, she was employed at various positions by BNP-AK-Dresdner Bank Inc., as the Chief Representative of Turkey and General Manager of Germany operations by DHB Bank Netherland NV. A graduate of LMU Munich, Faculty of Business Administration, she also serves on the Board of Directors of Akbank AG.

**S. Tuncer Mutlucan**
**General Manager**
Akbank N.V.
S. Tuncer Mutlucan was appointed General Manager of Akbank NV in January 2007. Before joining Akbank, he served as the Garanti Bank's Luxemburg Branch Manager. Mr. Mutlucan is a graduate of Boğaziçi University, Department of Civil Engineering.

**Karl-Friedrich Rieger**
**General Manager**
Akbank AG
Karl-Friedrich Rieger joined Akbank Germany in 2002. Before joining Akbank, for 12 years he served as the Branch General Manager at various American banks in Frankfurt such as National Bank of Detroit, The First National Bank of Chicago and Bank One. Mr. Rieger is a graduate of University of Würzburg, Department of Business Administration.

**Bülent Menemenci**
**General Manager**
Akbank AG
Bülent Menemenci joined Akbank Germany as the Loans Department Manager in 2001 and later served as its Corporate Banking Department Manager. Subsequently during restructuring of Akbank Germany and its transformation into Akbank AG in 2006, Mr. Menemenci assumed the duties of General Manager. A graduate of University of Berlin, Department of Business Administration, he was employed by Deutsche Bank in various capacities before joining Akbank.

**Cem Yalçınkaya**
**General Manager**
Ak Asset Management
Cem Yalçınkaya joined Ak Asset Management in 2006 as the General Manager. Previously, he served as the Executive Vice President in charge of Treasury, Marketing, Sales and Risk Management departments at Garanti Asset Management as well as in executive management posts in charge of Portfolio Management at Garanti Investment and Commerce Bank. He is a graduate of Istanbul University, Faculty of Economics, Department of Economics.

**Gülsün Lenger**
**General Manager**
Ak Leasing
Gülsün Lenger joined the Ak Leasing family in 1997 as Credits and Marketing Manager. She began her professional career as a Management Trainee at Interbank and later held managerial positions at Tekstilbank. Having served as the Deputy General Manager of Ak Leasing from 1999 to August 2007, Gülsün Lenger since then has been serving as the Company's General Manager. She is a graduate of Boğaziçi University, Department of Industrial Engineering.



**Thanks to its drive and enthusiasm to be a leader in every area of banking, Akbank is attaining its goals one after the other. Designated by Moody's as possessing the highest Baseline Credit Assessment possible in Turkey, Akbank is a source of confidence for its customers with its strong and stable financial structure.**

**Economic Developments**

2007 will be remembered as a year of general elections in Turkey and the turmoil in the global markets that increased worries about financial stability. Like all emerging markets, Turkey was impacted by the uncertainties and the accompanying volatility and disorder in the US and European markets in July and August, the result of losses in the US sub prime mortgage loans. However, the impact of this unrest on domestic financial markets was more limited and short-termed in comparison to the turbulence experienced in May 2006.

Looking at economic growth, private sector consumption and investment expenditures dropped since the second half of 2006, but net exports were the driving force behind growth. Imports continued to grow rapidly as a result of the strong structural links between exports and imports, increasing energy prices and the appreciation of the Turkish lira. On the other hand, the recent rise in the euro against the US dollar also tends to increase exports which are denominated in US dollars. However, annual growth in the import quantity index exceeded the export quantity index in the third quarter. As a result, the contribution of net exports to growth turned negative in the third quarter. The contribution of net exports to growth is expected to stay negative in the fourth quarter as well. Economic growth for full-year 2007 is expected to be around 4%.

Rising oil prices constitute the largest threat to the trade deficit. Trade deficit stands at US$ 62.8 billion at the end of the year. Half of this amount is attributable to the deficit in oil and petroleum products.

Current-account deficit stands at US$ 38 billion as of year-end 2007. Foreign direct investment has a large share in financing the growing current-account deficit. In 2007, 52% (US$ 20 billion) of the current-account deficit was financed through net foreign direct investment.

The annual inflation rate jumped to 11.69% in July 2006 after the turbulence in May 2006; subsequently it dropped as a result of the appreciation of the Turkish lira as well as the slowdown in private consumption due to the delayed impact of the monetary squeeze. However, inflation rose from 6.9% to 8.4% in the second half of 2007. While food and energy prices were the primary factors in these increases, the one-off hike in taxes was the main culprit in November's increase. The Central Bank of Turkey began measured rate cuts in September and lowered its policy rates by 200 basis points to 15.50%. While seeing price adjustments in items such as electricity and natural gas added to uncertainties in food prices as risk factors for the immediate future, the Central Bank of Turkey expects inflation to resume its downward trend in the medium term.

Continuing its growth in 2007, the banking sector's assets rose to 85% of national income in 2007, while the capital adequacy ratio stood at 19%, significantly above the 12% target. The ratio of loan volume to national income rose significantly from 18% in 2001 to 40% as of the third quarter of 2007. The high growth potential of the sector has increased foreign interest in the last few years and most banks in the sector established partnerships with large, reputable global banks through mergers or acquisitions. Consequently, the share of foreign banks in total assets rose from 3% to 26%.

In this economic environment where growth is expected to be around 5.5%, the inflation rate is expected to fall to 6% while the Central Bank of Turkey expects to lower its overnight borrowing rates to 14% in 2008; the consensus forecast is that investment demand will pick up, which will support loan growth in the sector. The ratio of loans to national income is predicted to rise to 43% in 2008. As a result of increasing loan volume, total assets of the sector are expected to be around 87% of national income at the end of 2008.

**Akbank's Strategic Goals**

**Given these expectations, Akbank's strategic goals in this environment are as follows:**

- Achieve a long term sustainable ROE of over 22%
- Increase total assets market share from 13% to 20% as of 2011
- Take the first place in the "Best Place to Work" rankings
- Become the company with the most valuable brand name in Turkey

**Akbank as the Innovative Power of Turkey**

With the New Horizons Transformation Program launched at the beginning of the new millennium, Akbank has been restructured with a customer-oriented approach. As part of this program, customers were grouped into five different segments and special products and services were designed for each particular segment. An important goal of this customer segmentation effort has been to ensure the specialization of each business unit in its own area.

In the course of implementing this new Transformation Program, Akbank's position as the leading bank in the Turkish banking sector has been reinforced. Akbank is now the most valuable bank as well as Turkey's most profitable private bank in terms of banking operations.

Thanks to its drive and enthusiasm to be a leader in every area of banking, Akbank is attaining its goals one after the other. Assigned the highest Baseline Credit Assessment possible in Turkey by Moody's, Akbank is a source of confidence for its customers with a strong and stable financial structure.

Akbank, with its capacity to develop new products and channels specific to the needs of individual customers as well as the prevailing economic conditions, took the idea of being "the innovative power of Turkey" from just an assertion and turned it into reality with concrete examples.

In addition to new ground-breaking ideas in Turkey, Akbank has launched new innovations such as the Big Red House and Credit Express branches. Akbank has also introduced new products and services to the worldwide banking marketplace such as MobileLoan and the Credit Machine, that allows customers to get a loan without the need to visit a bank branch.

Akbank's innovations have not gone unnoticed by the public.

According to a banking sector survey conducted independently by TNS-Piar, customers perceive Akbank as the most entrepreneurial and innovative bank.

**Based on Akbank's consolidated financial statements for the 2002-2007 period:**

- Total assets rose from US$ 15.1 billion to US$ 62.2 billion with an average 33% annual growth,
- Loans rose from US$ 3.8 billion to US$ 34.4 billion with an average 55% annual growth,
- Deposits rose from US$ 10.1 billion to US$ 37.6 billion with an average 30% annual growth.

These rates of growth, which are much higher than the sector in general, are akin to the Bank acquiring a medium-size bank in every few years.

**Summary of 2007 Results**

At year-end 2007, Akbank stands out not only as Turkey's most profitable private sector bank (excluding gains on sales of subsidiaries), but also as one of the leading banks in Turkey in terms of market share of total loans.

Akbank's total consolidated assets increased 19.5% over the previous year to reach YTL 72.1 billion (US$ 62.2 billion). The total consolidated loan portfolio of the Bank grew 31.6% in the same period and reached YTL 39.9 billion while the Bank's market share rose from 13.0% to 13.4%. The share of retail loans, small and medium-size enterprise (SME) loans and corporate loans constituted 32%, 34% and 34%, respectively, of total loans.

In the same period, consumer loans grew 43% to YTL 8.8 billion and the Bank's market share reached 13.2%. Largest increase in consumer loans was registered in general purpose loans, which increased 83% to YTL 3.4 billion. The Bank's market share in general purpose loans rose from 10.4% to 11.6%. Mortgage loans on the other hand, increased 36% over the previous year and reached YTL 4.0 billion.

The Bank continued to adhere to the effective strategies toward deposit growth and the Bank's consolidated total deposits rose 21.3% to YTL 43.6 billion during the year. Akbank's market share in total deposits rose from 11% to 11.6% in 2007.

Concurrent with the increases in credit card spending and other banking services, net fee and commission income rose 23%.

As a result of this successful performance, Akbank's consolidated net profit reached YTL 2,041 million (US$ 1,760 million) with a 29% increase over the previous year while Akbank continued to be the most profitable private sector bank in Turkey in terms of banking operations. The Bank's non-consolidated net profit rose 25% to YTL 1,994 million. The primary factors underlying Akbank's continued accomplishments are its financial strength, strong and reliable shareholders, successful risk management infrastructure, transparent and stable management and the increasingly diverse portfolio of corporate and retail products and services.

**The Private Bank with the Highest Level of Free Capital**

Akbank continued to maintain its position as the private bank with the highest level of free capital. Akbank ranked first among private sector banks in 2007 with its YTL 9.8 billion free shareholders' equity.

**Quality Management Practices**

In line with Akbank's customer-oriented service approach, the Quality Management Department performs its activities to increase customer satisfaction daily. With this objective in mind, the Quality Management Department regularly measures customer satisfaction in each segment, planning and implementing activities that will enhance customer satisfaction.

Customer Satisfaction Surveys covering all customer segments are conducted each year with the support of independent research companies. The findings are used as the basis for decisions made by the Business Units. In measuring and

**As of year-end 2007, Akbank stands out not only as Turkey's most profitable private sector bank (excluding gains on sales of subsidiaries), but also as one of the leading banks in Turkey in terms of its share in total loans.**

assessing customer satisfaction, the Bank also utilizes opinions and suggestions received from customers in addition to the annual surveys.

The affirmative results of the attention paid to service quality and customer satisfaction are being reflected in independent surveys as well. According to the Turkey Customer Satisfaction Index effort undertaken by KalDer (Quality Society of Turkey), Akbank was deemed the bank with the highest customer satisfaction rating in the category of "Credit Cards" during 2007, after being ranked as the top bank in the "Retail Banking" segment the previous year.

Branches play an important role and are pivotal to customer satisfaction. With this in mind, Akbank defined the service quality level that is expected from the branches, communicated this to each branch and demanded that the branches attain this level. Branches that achieved the pre-set service level are given "Exemplary Branch Certificates" and their service quality is continuously monitored. All corporate, commercial and retail branches were reviewed in 2007 when 566 branches were awarded with a certificate. Improvement efforts are ongoing in the remaining branches as well.

Equally as important as reaching the service quality threshold, so is maintaining that level for the branches. Within that scope, Exemplary Branch results will be included in the branch performance bonus system beginning in 2008 and thus will be among the criteria for branch performance evaluations.

**TREND OF LOANS BY SEGMENTS (%)**



CONSUMER
SMALL BUSINESS
COMMERCIAL
CORPORATE
2006
30
21
18
31
2007
32
19
15
34


In increasing customer satisfaction, service quality levels of Head Office units that support the branches and the distribution channels also play an important role with regard to the service quality levels attained by the branches. With this in mind, the quality of the parts of the services directly experienced by the customer and executed within the Head Office are also monitored and guaranteed by interdepartmental service agreements. Nine such service agreements were put in place in 2007 when this effort was launched and activities in this area will continue at an increasing pace in 2008.

**Participatory Innovation**

Another significant responsibility of the Quality Management Department is to establish and operate the systems that will encourage the participation of 13,513 employees in generating ideas and innovations. Put into practice for this purpose, the "Suggestion System" where employees share their creative ideas and suggestions has been in place since 2005. The System is constantly improved and actions are taken to increase the number of innovative suggestions and simplify their flow.

Approximately 1,850 suggestions of a total of 11,546 submitted via this system through year-end 2007 were implemented after evaluation by the related departments. As part of the Suggestion System, the Suggestion of the Month is chosen every month and the suggestion owners receive awards.

**ABC (Akbank Banking Center)**

The relocation of the Operations Center and the Information Technology Department that currently operate out of three separate service buildings in the Maslak district of Istanbul, required that Akbank purchase a 79,000 square-meters of land in Gebze Şekerpınar in 2007.

Management of the ABC (Akbank Banking Center) construction project to be built on this site was assumed by the Quality Management Department. Following the preparation of the architectural plans and the construction, the ABC is targeted to be in service by year-end 2009.

**An Organizational Structure Based on Customer Segments**

As a requirement of the customer-oriented management approach, Akbank bases its organizational structure on customer segments.

As of year-end 2007, Akbank served its 9.5 million customers via six Corporate Banking Centers, 46 Commercial Banking Centers, seven Private Banking Centers and 656 Retail Banking branches, a total of 715 branches, throughout the country. Among the retail branches are also a Mortgage-only Branch as well as 16 Credit Express Branches specialized in loan products.

Akbank branches are undergoing an architectural transformation with a design that is more customer-oriented and innovative and allows for enhanced marketing activities. As of year-end 2007, the architectural transformation in 605 branches was already completed.

# CORPORATE BANKING



**Increases in privatizations as well as domestic and foreign investments in the last few years led to the expansion of the project finance loans market. Akbank Corporate Banking Department has increased its share in project finance loans every year and displayed successful performance in this area as well. Many privatizations and investments that made the headlines in Turkey were achieved with Akbank's project finance loans.**

While offering products and financial solutions tailored to the requirements of the customers and business sectors through its corporate banking branches, Akbank Corporate Banking Department also continued to create synergy within the Bank as well as with the other companies of the Group during the year. By emphasizing a proactive and customer-oriented approach the Bank executed relationship banking while keeping customer satisfaction at the forefront of its services. Akbank continued to maintain its position as the primary bank among the companies that constitute the corporate segment on a business-solution partnership basis.

Playing an important role especially with regard to the financing of privatization projects and long-term investments in 2007, Akbank Corporate Banking Department assumed the role of financier in many significant projects that made the headlines in Turkey. With products such as import and export loans offered for the financing of rapidly-growing foreign trade, working capital loans, investment loans, letters of guarantee, letters of credit, domestic receivables financing, supplier financing, forwards and swaps, Akbank Corporate Banking Department offers financing and risk management services to more than 1,500 companies in the corporate segment. Concurrently, the Bank provides its customers asset management services through Ak Asset Management. Always approaching its customers as its "business partners," Akbank Corporate Banking Department takes the lead in developing solutions by referring the customers' cash management problems or process improvement requests to the relevant departments. Consequently, customer satisfaction is increased while providing opportunities for other departments of the Bank to sell their various products. Products such as repos, mutual funds, bills, bonds and Eurobonds, offered in collaboration with the Treasury Marketing Group, enable companies to utilize their idle funds more effectively.

### Corporate Loans and Project Finance Loans

An effective loan risk monitoring process is achieved through continuous risk monitoring systems and setting appropriate collateral levels. With its prudent lending policies, Akbank reduced the loan default risk and as a result Akbank's non-performing loans (NPLs) have always been kept at minimal levels. Establishing long-term business relationships with corporate clients through its customer-oriented service approach, Akbank Corporate Banking Department's new loan originations totaled US$ 3.5 billion and YTL 1 billion in 2007, raising its total default risk exposure to US$ 11 billion.

Increasing privatizations as well as domestic and foreign investments in the last few years led to the expansion of the project finance loans market. Akbank Corporate Banking Department increased its share of project finance loans every year and displayed success in this area as well. Many privatizations and investments that made the headlines in Turkey were financed by Akbank Project Finance. As of year-end 2007, the Bank's project finance default risk exposure stood at US$ 3 billion. Akbank extended US$ 1.1 million in new project finance loans during 2007. Aiming to increase its project finance transaction volume, Akbank is adhering to its prudent lending policies while continuing its effective risk management practices.

**Corporate Banking Lending Volume**
(US$ millions)

| | 2006* Year-end | 2007* Year-end |
|---|---|---|
| Corporate Loans | 4,632 | 7,733 |
| Project Finance | 1,638 | 3,032 |
| Total | 6,270 | 10,765 |

*Includes AKBANK AG and AKBANK NV loan volumes.

Instead of concentrating on one sector, Akbank's project finance loans are diversified among multiple sectors such as construction, telecommunications and energy. The Bank's credit risk in its project finance loans is quite low as these projects are generally secured by the Turkish Treasury guarantees or are highly collateralized. The Bank secured significant shares in syndicated loans, which became increasingly prevalent especially in 2006 and 2007; it has extended credit facilities to many financial companies in Turkey. Akbank monitors the privatization programs and provides financing to large projects such as direct asset sales, transfer of companies' rights of superficies, airport operation rights and hydroelectric generation plant projects.

In addition to commercial investment loans, Akbank Corporate Banking Department also intermediates for the provision of investment loans under the guarantee/insurance schemes of international export credit agencies or insurance companies.

The cross-selling ratio in the corporate banking segment was 4.6 in 2007.



**The number of Akbank's Commercial Banking Department customers increased from 17,978 at year-end 2006 to 18,526 at the end of 2007. Cash loan volume rose from YTL 5.4 billion in 2006 to YTL 6.3 billion at year-end 2007 with a 17% increase and reached 26% of the Bank's overall commercial loans.**


COMMERCIAL LOANS
YTL CASH (YTL BILLION)
2006
2.5
2007
2.6
FOREIGN CURRENCY CASH (US$ BILLION)
2006
2.0
2007
3.3

With a professional and experienced staff, the Akbank Commercial Banking Department offers solutions that take into account customer needs and consequently provide competitive advantages to medium-size enterprises, which play a strategic role in the Turkish economy.

In the past, medium-size enterprises were included in the definition of small and medium-size enterprises (SME) and treated accordingly. However, these companies differ from small businesses based on indicators such as their market positions, management styles, customer profiles, total assets, sales volumes, share of exports in total revenue, market capitalization, number of employees and investment and production volume growth rates. Therefore, starting from the basic premise that medium-size enterprises should be offered different products and services, the companies in this segment are served by the Commercial Banking Business Unit at Akbank.

These customers receive service via 46 commercial branches in 18 cities. Commercial Customer Relations Managers (TMIY) at the commercial branches aim to meet all customer requests and are able to offer products and services tailored specifically to the unique requirements of each commercial customer group.

The number of Akbank Commercial Banking Department customers increased from 17,978 at year-end 2006 to 18,526 at the end of 2007. Cash loan volume rose from YTL 5.4 billion in 2006 to YTL 6.3 billion at year-end 2007 with a 17% increase and reached 26% of the Bank's overall commercial loans.

In addition to pricing, elements such as service quality, service speed, technological infrastructure and innovative products are also gaining significance in competition in the commercial banking segment. In an effort to be a bank that personally knows its customers, understands their needs, responds to these needs by providing the highest quality service in the shortest amount of time and offers proactive solutions, Akbank Commercial Banking Department undertook the following projects:

In line with their strategies to expand into the foreign markets, a significant portion of the revenue of medium-size enterprises are composed of foreign trade activities. Within this framework, Akbank Commercial Banking Department offers alternative financing solutions such as Export Loans based on Cash Against Goods, Installment-based Export Loans, Export Loans against Letters of Guarantee, Export Letter of Credit Discounts, Overseas Trade Fair Support Loans, YTL Loans for Importers and Standby L/Cs in addition to conventional financing methods. Thanks to these specialized products, foreign trade transactions grew 31% in 2007, whereas the letter of credit volume surged by 99%.

To finance their investment activities, medium-size enterprises prefer long-term investment loans with grace periods. Akbank Commercial Banking Department finances the long-term investments of its customers to improve the investment environment in Turkey and increase the competitiveness of the industrial sector. The Department offers high-limit and long-term financing support with attractive repayment plans to investments primarily in energy, residential construction, shopping malls, healthcare, logistics and tourism sectors.

Financing support was provided to customers operating in the construction sector, primarily for the financing of mass housing projects and shopping malls built in large cities such as Istanbul, Ankara and Denizli, through Commercial Real Estate Loans in 2007. Again in the real estate sector, loans were extended for the investments in land, logistic centers houses, residential projects, workplaces and factories. In addition, investment financing was provided to commercial customers operating in the tourism sector. The Bank also provided financing to investment projects in many different areas such as ports, hospitals, gold mines, shipbuilding, natural gas, airports and vehicle inspection stations. Total investment loan volume approved in 2007 reached US$ 2.3 billion.

Customers who plan to invest in the energy sector, of utmost importance for the future of Turkey, are supported by long-term project-based loans. While renewable energy projects are its priority, Akbank Commercial Banking Department is involved in the financing of all kinds of energy projects that are environmentally sensitive and beneficial for Turkey. The Bank's activities in the energy sector include project finance for natural gas distribution, thermal power plants, hydroelectric power plants, wind generators and geothermal power plants.

Foreseeing that company mergers and acquisitions will intensify among medium-size enterprises as well as large corporations, a new loan product called the Leveraged Buy-Out Loan is being offered to the customers.

The Bank continued to offer its Gold Loan product to the customers operating in the gold sector.

In an effort to support the agricultural sector, Akbank continues to cooperate with the Turkish Grain Board (TMO) to extend loans to farmers, merchants and companies working with this organization. The loans are provided against a receipt issued by TMO.

The Bank recommends derivative products to its customers looking to hedge their risk exposures. Different products are structured by the Bank in line with customer needs. Most preferred products include forwards, options, swaps and dual currency deposits (DCD).

In addition to its financial activities, Akbank Commercial Banking Department organized the "Company Mergers, Acquisitions and Strategic Partnerships" seminar jointly with the Chambers of Industry, providing information to commercial segment companies about various matters such as the tax, legal and financial dimensions of company acquisitions and mergers as well as stock valuation. The Bank was one of the main sponsors of the Istanbul Chamber of Industry's 6th Industry Congress organized for improving the competitive power of Turkish industry. Akbank participated in the 13th International Energy and Environmental Technology Systems Conference and Fair in support of the energy sector.

With a modern, innovative, fast, reliable, honest and competitive approach to banking, Akbank Commercial Banking Department will continue to offer "unlimited solutions for SMEs in order to help them exceed their limits" with an extensive portfolio of products and services including loans, cash management, foreign trade transactions, investment services, risk management, insurance, Internet and technology support, training, consulting and retirement.

**Corporate and Commercial Loans Approval**

Corporate and Commercial Loans Approval Department has been restructured in 2007 in order to respond adequately and quickly to customer demands forwarded from the branches.

As a result of restructuring, the Bank's project finance loan volume rose to YTL 5,659 million. Total loans evaluated by the Corporate and Commercial Loans Approval Department rose 35% from previous year-end to year-end 2007 to reach YTL 22,330 million; 8,611 loan requests were evaluated during 2007.

Based on the results of the internal rating models, 55% of Akbank's credit risk is comprised of companies with A and B ratings. This indicates that the Bank's corporate and commercial loan portfolio has a healthy structure.

# RETAIL BANKING



**Analyzing customer needs by using its extensive branch network and advanced technology infrastructure, Akbank, utilizing special products and services, increased cross-sales to its approximately six million customers. Product sales from the branches were supported and the efficiency of marketing activities was increased with CRM-based campaigns especially for credit cards and consumer products.**

**CONSUMER BANKING**

With the superior service quality it provides for its customers and the products it constantly develops and improves, Akbank maintained its lead in the Consumer Banking segment during 2007 as well. Analyzing customer requirements by using its extensive branch network and advanced technological infrastructure, Akbank, utilizing special products and services, increased its cross-sales to approximately six million customers. Product sales from the branches were supported and the efficiency of marketing activities was increased with CRM-based campaigns especially in credit cards and consumer products.

As part of its customer-oriented banking approach, Akbank grouped its retail customers according to their financial needs, level of working relationship with the Bank and demographic characteristics; services for these customer groups were differentiated.

Affluent Banking is offered to the customers in the retail banking customer segment with a high asset portfolio. The Bank continues to serve customers based on the principles of close contact with them, custom-made solutions and privileged offers. In 2007, 151 Customer Relations Managers in 131 branches provided one-to-one services for the financial needs of customers in their portfolios. The number of customers benefiting from this special service increased 10% during 2007. Akbank plans to add portfolio management to its Affluent Banking services, thus emphasizing customer satisfaction and meet all the needs of its customers.

Operating under the exi26 brand name, Youth Banking is one of the fundamental building blocks of Akbank's practice of establishing long-term customer relations. With special services directed at young people between the ages of 16 and 26 through exi26, Akbank aims to provide solutions to the financial and non-financial needs of young people and to be present in the areas that are important in their world. To that end, Akbank launched products and services such as specially-designed Campus Branches, exi26.com youth portal, smart cards specific to universities, Axess exi26, Neo exi26, Adrenaline Insurance and Electronic Device Insurance as well as participation in significant events that play a major role in Turkey's cultural life alongside its younger citizens.

Akbank offered the opportunity to benefit from the products and services available at Akbank to the nearly 650,000 customers who receive their salaries through Akbank. The salary payment service is a significant source of enhanced customer loyalty as well as the acquisition of new customers with high cross-sales potential.

Akbank continued to acquire new customers during 2007 by also intermediating school payments and tuitions under its Parents-Teachers Association product category. The Bank reached parents and sold products and services as a result of its marketing activities.

**Consumer Loans**

By utilizing technology in line with customer needs, realities of the daily life and their business goals, Akbank continued to develop products and channels that make positive contributions to consumers in 2007. Akbank increased the flexibility and variety in retail loans by launching new applications and products each of which is a first in the sector while helping customers to reach the Bank through every channel via its extensive distribution network. As a result, Akbank continued its leadership in many areas of consumer loans (car/mortgage loans) while contributing significantly to the development of the sector.

Alternative distribution channels such as MobileLoan and WebLoan, which allow customers the chance to make loan applications and receive loan approvals from any place and at any time, continued their successful performances in 2007 as well. Approximately 12,000 people used the MobileLoan service to take out loans worth YTL 46 million in 2007. The WebLoan service, which provides loan applications and approvals over the Internet, was used by approximately 19,000 customers to borrow YTL 88 million during the year.

Akbank launched yet another alternative distribution channel for general purpose loans in 2007. Launched in April and allowing customers to make loan applications with just a national ID number, Akbank maximized the ease of getting a loan with its smsLoan service. As of year-

**Demonstrating technological superiority with its new products and applications, Akbank launched the Credit Express Branches which are the first examples of their kind in Turkey and focus exclusively on consumer loans.**


Türkiye'de ilk ve tek!
Kredi ekspres
Kredi ekspres
AKBANK

**Ev dediğin bizden sorulur.**
**Bize gelen rahat rahat**
**ev sahibi olur...**


AKBANK
BÜYÜK
KIRMIZI EV
AKBANK
BÜYÜK
KIRMIZI EV

end 2007, 26,000 customers borrowed a total of YTL 120 million in general purpose loans using the smsLoan. The share of general purpose loans extended via the smsLoan constituted 6% of total general purpose loans extended by Akbank in 2007.

**Credit Express Branches**
Demonstrating its technological superiority with new products and applications, Akbank launched Credit Express Branches - the first examples of their kind in Turkey that focus exclusively on consumer loans. These branches, numbering 16 by the end of 2007, do not perform any cash transactions, but issue Consumer Loan Cards instantly. As of year-end 2007, 11,200 loans were originated for a total of YTL 76.4 million at the Credit Express branches. Akbank plans to launch more Credit Express branches in 2008 and carry out a significant portion of its consumer loan and credit card sales through these branches.

**Big Red House**
Akbank consolidated its mortgage loan services under the Big Red House brand name; its pioneering implementations in this area are ongoing. Launching its first mortgage loans-only branch in July 2006, Akbank broke new ground in mortgage loans by introducing the Self-Paying Mortgage Loan product as well as the custom-tailored mortgage loan information service with the 444 0011 MobileLoan.

In May 2006, Akbank launched www.buyukkirmiziev.com, a website designed specifically for informing and guiding customers about mortgage loans.

**Investment Products**
By the end of the year, 17 mutual funds had been established by Akbank and one mutual fund established by Ak Investment Fund. In addition, the Bank has Akbank Private Banking Emerging Markets Bond Fund managed by Pictet, one of Switzerland's largest private banks.

The Bank's product portfolio was enhanced by two B-Type 100% Capital Preservation Funds in 2007, thereby providing investors the opportunity to take advantage of the returns for various instruments while targeting capital preservation.

As of year-end 2007, Akbank's market share in mutual funds stood at 12.9%. With this market share and a portfolio volume of YTL 3.40 billion, Akbank has the fourth largest portfolio in the sector. Akbank generated a significant amount of commission income from mutual funds during the same period.

While enabling its customers to execute their stock market transactions through alternative distribution channels rapidly, securely and at low commission levels with its tiered commission structure, Akbank also aims to minimize its risk and operational costs. Akbank's market share in stock market transactions reached 4.65% at the end of 2007.

**Other Banking Services**
Akbank aims to specialize and offer high quality services in many areas. In order to reach this objective, it offers many other financial products and services under the same roof, such as cash management, brokerage and investment advisory services, in addition to traditional banking services. These services are provided by the Bank's subsidiaries, namely Ak Securities, Ak Investment Fund and Ak Asset Management.

**Consumer Loans** (YTL millions)

| | 2006 | 2007 | 2006 Market Share (%) | 2007 Market Share (%) |
|---|---|---|---|---|
| General Purpose Loans | 1,853 | 3,394 | 10.4 | 11.6 |
| Car Loans | 1,295 | 1,341 | 20.0 | 22.4 |
| Mortgage Loans | 2,962 | 4,029 | 13.1 | 12.9 |
| Total | 6,110 | 8,764 | 13.0 | 13.2 |

**Establishing another first in 2007 with the smsLoan which allows customers to make loan applications with just a national ID number, Akbank opened loan application opportunities to large masses.**


AKBANK

Akbank aims to complete its service portfolio and generate new resources of commission income by marketing pension, life and non-life insurance products at its branches as an agency of AvivaSa Pension&Life and Aksigorta. Akbank offers high value-added and high quality services in the pension and life insurance branches in order to create a more secure and better future for the policyholders.

**Alternative Distribution Channels**
Akbank's alternative distribution channels were used by an average of 2.85 million customers per month. In December, 1.5 million customers received service exclusively from Alternative Distribution Channels without using the branches.

**Freedom Banking Walls**
The Freedom Banking Walls located in Akbank branches contain a computer screen that accesses www.akbank.com as well as a telephone connected directly to the 444 25 25 Akbank Telephone Branch and the 444 00 11 MobileLoan/MortgageLoans Information Hotline. Customers can use their existing debit cards to access the Internet and Telephone Branches and get information about mortgage loans.

**Retail and Corporate Internet Branches**
Akbank has 1,015,000 Internet Branch customers who have used this service at least once.

Akbank launched Mobile Password (SMS/OTP) and Mobile Signature applications for money transfers at the Retail Internet Branch in 2007. The Bank also initiated the Mobile Password (SMS/OTP) service for money transfers at the Corporate Internet Branch for single-user accounts.

In a competition organized by the New York-based Global Finance Magazine in 2007, Akbank's Retail Internet Branch received Europe's Best Retail Internet Branch Award with its online bill payment services; Akbank's Corporate Internet Branch received Turkey's Best Corporate Internet Branch Award.

**Akbank Websites and Akbank Investor**
The www.buyukkirmiziev.com (The Big Red House) website, designed specifically to inform and assist users about Akbank's mortgage loan services, was launched in May 2006. In April 2007, the Real Estate Search section, which has real estate search capabilities and allows online loan applications for the selected real estate, was added to the Big Red House website.

Akbank's corporate website www.akbank.com reached an average of 9.5 million visitors per month.

The Akbank Investor website, akbankyatirimci.com, gives customers detailed information on financial markets. It reached an average of 750,000 visitors per month.

**444 00 11 MobileLoan/WebLoan**
Akbank launched the MobileLoan service in December 2005 as a first in Turkey. In 2007, Wings card applications and transactions were added to MobileLoan. In addition, Akbank added the capability of reaching 444 00 00 from landline phones as well as cell phones. As the pioneer, MobileLoan set the standards for the sector and 444 00 11 became Turkey's first Consumer Loan Hotline. Number of calls received by 444 00 11 reached 75 thousand per month.

The WebLoan application was launched in 2006. Global Finance, one of the world's leading finance magazines, named Akbank Europe's Best On-line Consumer Loan Bank for its WebLoan application.

Achieving another first in the sector in 2007, Akbank launched smsLoan which offers loan applications with just a national ID number, thereby giving large masses the opportunity to apply for loans.

**444 25 25 Akbank Telephone Branch**
The number of calls received by Akbank's Telephone Branch reached two million per month. More than 75 million transactions were carried out via the Telephone Branch in 2007.

Money transfer transactions at the Telephone Branch began utilizing the Mobile Signature (SMS-OTP).

**4425 Mobile Phone Branch**
Launched in the final quarter of 2005, 4425 Mobile Phone Branch is an alternative distribution channel that enables banking transactions to be carried out using SMS. 4425 Mobile Phone Branch has CepAjan (Mobile Agent), CepEkstre (Mobile Bank Statement), CepHesap (Mobile Account), CepCüzdan (Mobile Passbook) and Customer ID Line functions. 4425 Mobile Phone Branch has 525,000 members and processes nearly two million transactions per month.

**Akbank ATMs**
With 1,855 ATMs, Akbank has a 10% market share and the fifth largest ATM network in Turkey. An average of 2.35 million customers per month use Akbank ATMs. Akbank is a founding member of the Gold Point ATM sharing system that owns 42% of the ATMs in Turkey. In addition, Akbank and Citibank ATMs were opened to each other's cardholders.

**Akbank BTMs**
Akbank has 853 BTMs in 511 branches. Nearly two million cash deposit transactions per month are carried out using BTMs. About 48% of the cash deposit transactions in the branches that have BTMs have now migrated to BTMs.

**Credit Machine**
A self-serve alternative loan channel that does not require a visit to a bank branch at any stage while getting a consumer loan or a credit card, Credit Machines were put in service in Akmerkez, Cevahir and Carrefoursa- Bağcılar Branches. The Loan Machine is a global first.

**CREDIT CARD ISSUING VOLUME**

(YTL MILLIONS)



2006
14,281
2007
18,584


**CREDIT CARD LOANS**

(YTL MILLIONS)



2006
3,121
2007
3,830


**Credit Cards**
**Axess and Wings**
Akbank was one of the leaders in the highly competitive credit card market in 2007. One of the strongest players in the market with its Axess brand, Akbank achieved a faster growth rate than the sector average this year with a 31% increase in its turnover. Akbank continues to offer privileged services through approximately 164,000 Axess member merchants, Turkey's largest merchant member network.

Akbank continued to offer innovative product features and services developed in accordance with customer needs and expectations in 2007. The Wings credit card was launched in March with "Turkey's easiest card to fly with" slogan. This card met with customer appreciation due to its advantageous miles program and exceeded the Bank's year-end sales target of 150,000 cards.

Using the Axess Consumer Credit feature that is unique to Axess, Akbank began extending instant consumer loans from affiliated retailers as well as its branches. Launched in April, allowing customers to make regular consumer loan payments through Axess, Axess Consumer Credit increased cross-selling possibilities as well as providing great convenience for the Bank's customers.

As a first in Turkey, Akbank launched its Instant Card Issuance application in May and began issuing ready-to-use cards to the customers in seven minutes at the branches where this service is available. This innovation was met with great interest at the Cardlst, Compex and Cebit trade fairs. Currently available in 25 Akbank branches, the Instant Card Issuance innovation is expanding to more branches day by day.

Akbank developed innovative application channels for its credit cards during 2007. Consequently, it is now possible to submit Axess and Wings credit card applications within three minutes via Internet, SMS or 444 00 11 Credit Hotline. In addition, Akbank launched the instant temporary credit card application at the Credit Express branches located in certain member merchants (retailers).

Focusing on customer relations in 2007, Akbank structured programs directed at Axess and Wings customers in order to retain them or persuade them to return while aiming to minimize customer loss. Accordingly, customer segment-based reacquisition campaigns were organized.

In 2007, Akbank continued to offer services that make customers' lives easier. Content of the Axess Assistant Services was further enriched and all customers began receiving much more comprehensive services with Axess Yellow Line. With Installment Cash Advance, Axess cardholders can meet their cash needs instantly using the alternative distribution channels and pay it back in installments at suitable interest rates. With the Installment Balance Transfer product feature, customers can pay the other banks' credit card debt they transfer to Axess credit card with favorable installments.

Axess had many achievements since it entered the market in 2001. With almost four million cardholders, Axess has had the following domestic and international accomplishments since its inception:

- 2002, Deemed the Fastest Growing Card Program in the MasterCard Europe region.
- 2003, Turnover increased 193% for the year, three times the sector growth rate.
- 2004, Awarded the Technology Grand Prize by "The Banker" for the Axess loyalty program.
- 2005, Won MasterCard's European Long-term Achievement Award for its joint card programs.
- 2006, Won the Crystal Apple (Kristal Elma) award for the Axess image campaign and the Golden Effie award at the Effie Advertising Awards for its campaigns in 2006.
- 2007, Deemed the credit card with the highest customer satisfaction rating by the Quality Society of Turkey.

Axess and Wings will continue to improve their market positions in the increasingly competitive credit cards market due to their creativity, technology infrastructure,

**As a result of efforts in the debit card market to create customer awareness for the use of debit cards while shopping, Neo's shopping turnover registered a significant increase in revenue during 2007. While the shopping turnover of the sector grew 23% in 2007, Neo's shopping turnover increased 65%.**


Banka kartının ilerisi Neo!
neo
AKBANK
5890 0400 0000 0000
AKBANK

solutions that make life easier and loyalty programs that offer rewards in return for bonus points cardholders earn when they shop using their credit cards.

**Neo**

The "Neo: Next Generation Debit Card" was launched on November 21, 2006. This card has differentiated itself in the debit card market with its innovative and unique product features.

With the addition of the ability to earn "chip-money" from shopping and banking transactions using Neo, all of the Bank's cards are now consolidated under one loyalty program umbrella. Neo is a groundbreaking product in Turkey with its unique and innovative features such as withdrawing cash from member merchants, choosing a card design from the catalogue and setting transactions limits. Neo also serves as a key for reaching Akbank.

As a result of efforts in the debit card market to create customer awareness for the use of debit cards while shopping, Neo's shopping turnover registered a significant increase in revenue during 2007. While the shopping turnover of the sector grew 23% in 2007, Neo's shopping turnover increased 65%.

In addition to the five different Neo products offered with different card designs based on the customer segments, Akbank offers different products and features to different target segments through collaborations with various entities such as the Ministry of Foreign Affairs and the Turkish Grain Board (TMO).

Differentiating itself from its competitors in the debit card market with its innovative features, design, approach and image, Neo continues to offer Akbank customers innovative and unique features.

**Member Merchant Activities**

Successfully continuing efforts with regard to member merchant activities, Akbank is one of the leading banks in the sector with 229,609 member merchants and 253,274 POS terminals as of year-end 2007. Akbank increased its member merchant turnover by 19% and reached a 15.2% market share during 2007.

Akbank registered significant increases in foreign card turnover and foreign exchange income as a result of launching the foreign currency POS terminal product as well as other special activities carried out during tourist season for the purpose of increasing tourism revenue.

Axess strengthened its market position by expanding its member merchant network and consumer-oriented campaigns. As of year-end 2007, Akbank offered installment and reward opportunities to Axess cardholders when they shopped at member merchants in more than 174,000 locations.

As a result of 228 sector or brand-based campaigns organized during 2007, revenue of Axess at Axess member merchants rose 33% over the previous year. Axess solidified its strong market position by entering into agreements with the leading companies in their sectors.

Akbank's cooperation with Turkcell in the credit and debit cards continued in 2007 as well. Bill payment and prepaid minute loading using credit cards, debit cards, POS terminals, Internet Branch and Call Center channels continued. In addition, a new project was implemented that allows Turkcell customers to load prepaid minutes using Akbank POS terminals located in CarrefourSA and ChampionSA stores as well as in BP stations.

As part of the Axess Interactive project geared toward Axess member merchant employees, 27 training sessions were organized in Istanbul, Ankara and Izmir during 2007 and the Sapsarı magazine, published for the same segment, was distributed to 100,000 people. The conference given by Richard Scase to the executive management staff of the member merchants was met with great interest. In line with these efforts, the award program organized by Axess Interactive Card was met with interest by member merchant employees.

# SMALL BUSINESS BANKING

**Continuing activities with the "Your Success is Our Success" motto, Akbank Business Banking Department aims to provide SMEs with the environment of confidence they need, as well as a full range of services and innovative solutions tailored for them. Akbank Business Banking Department serves many needs of the SMEs including cash management, loans, investments, foreign transactions and sector-specific requirements with existing and new products and a customer-oriented approach.**



Carrying out operations with the "Your Success is Also Our Success" slogan, Akbank Business Banking Department aims to provide SMEs with the environment of confidence they need, as well as a full range of services and innovative solutions tailored for them. Akbank Business Banking Department serves many needs of the SMEs including cash management, loans, investments, foreign transactions and sector-specific requirements with existing and new products and a customer-oriented approach.

The Small Business Banking Department offers 'packages' that meet all of the banking needs of its customers in different segments, sectors and regions. In addition to enhancing existing packages such as the Tourism Support, Farmer Support, Drugstore, Food Wholesaler, Construction Contracting Sector, Private Health Sector, Franchise Support, Stationery and Transportation Sector packages, the Department created new sector packages in 2007.

Through the product and segment management added to the Head Office organizational structure, the Akbank Business Banking Department analyzes customer needs and expectations and develops new products and services accordingly. After the Variable Interest Rate Installment SME Loan, the Department launched brand-new applications in the sector in 2007, including the King SME Loan and the Private Reminder while making significant gains in this segment thanks to the campaigns targeting micro customers.

Aiming to pave the way for entrepreneurs in Turkey and to increase public awareness of entrepreneurship, Akbank Business Banking Department contributes to the development of entrepreneurs by supporting programs geared toward entrepreneurs who have new ideas, want to turn their ideas into ventures or want to expand their businesses.

As a result of the sector and region-specific approaches, new products and services, loans modules that are updated according to changing needs and marketing efforts targeting increased loan volume, Akbank Business Banking Department's cash loan volume grew 25% in 2007 and exceeded YTL 7.5 billion. The number of customers exceeded 390,000 in 2007; the number of customers who took out loans reached 200,000.

**SMALL BUSINESS LOANS**

(YTL MILLIONS)


2006
5,959
2007
7,568

**Retail Loans Approval Department**

The Retail Loans Approval Department is responsible for extending and monitoring Akbank's credit cards, consumer loans and micro business loans. With the objective of executing loan approval processes at minimum cost, minimum non-performing loans and maximum speed, the Department performs loan assessments using loan decision models developed through data and statistical modeling and business flows designed in line with customer characteristics.

Akbank cooperated with Fair Isaac on behavioral scoring for credit cards and retail loans. Consequently, limit increase, limit decrease or card cancellation decisions were made in the Bank's credit cards portfolio.

Based on the fact that more robust growth can be accomplished in retail loans through effective monitoring, a new Monitoring Model covering all loans was established and Akbank began to monitor credit cards and retail loans simultaneously on a per customer basis.

All retail loan allocation and monitoring processes were reviewed through Oliver Wyman, an international consulting company. Processes were improved in such a way that competitive advantages will be created for the Bank; these improvements are continuing. Having started behavioral scorecard efforts for small and micro business loans with the same company, the Bank will begin implementation next year and improve the negative and positive central monitoring effectiveness of the loans in these segments.

As part of the expertise transactions performed by the same Department, efforts to enter all real estate values into the system and create a real estate value index are ongoing.

## TRANSACTION BANKING

The Transaction Banking Department completed its second year of operations in 2007. Responsible for product, application and accounting integrations for collection and payment systems, the Department operates within the Bank in a way that will create synergies for the corporate, commercial, small business and micro business segments.

A third organization was established within the Department during 2007; the "Central Loan Projects" will focus on direct lending products and supply financing operations. The Department also has Cash Management Products, Corporate and Commercial Sales, System and Product Development groups under its roof.

Direct Lending System, the Department's primary product, registered 40% growth in 2007. The Department made contributions to the Bank's commercial demand deposits reaching 60% with the cash management products offered to the companies in the corporate, commercial and small business segments.

Providing the integration of companies' collection and payment processes into their banking transactions as well as establishing the infrastructure that can operate compatibly with all accounting software in Turkey, the Department is also undertaking continuous enhancement efforts with regard to its cash management products in order to provide higher quality service.



"Excuse me...
Would you play the same game
tomorrow as well?"



AS OF YEAR-END 2007, ASSETS MANAGED BY THE PRIVATE BANKING DEPARTMENT REACHED US$ 8,283 MILLION. THIS REPRESENTS A 39% INCREASE IN US$ TERMS COMPARED TO YEAR-END 2006. IN ADDITION, WHEN CROSS-SELLING OPPORTUNITIES ARE TAKEN INTO ACCOUNT, EACH CUSTOMER HAD AN AVERAGE OF 3.8 PRODUCTS DURING THIS PERIOD.



## Akbank Private Banking was established to offer privileged services to help with the investment decisions of and, if needed, develop custom-made solutions for individuals whose investments exceed YTL 500,000.

**PRIVATE BANKING ASSETS**

**(US$ MILLIONS)**

| | |
|---|---|
| 2006 | 6,040 |
| 2007 | 8,283 |

Operating since 2001, the Akbank Private Banking Department was structured to offer its customers comprehensive consulting services by its specialized and experienced staff. It functions through a total of seven dedicated branches, three of which are in Istanbul (Levent, Nişantaşı and Suadiye) and one each in Ankara, Izmir, Bursa and Adana. Akbank Private Banking Department was established to offer privileged services to help with the investment decisions of and, if needed, develop custom-made solutions for individuals whose investments exceed YTL 500,000.

Serving in specially designed and comfortable branches, Akbank Private Banking Department's Customer Relations Managers continuously monitor investment strategies and offer their customers unique solutions in line with the principle of "mutual trust and confidentiality". These services are delivered to the customers with the support of the experts at Ak Securities and Ak Asset Management. Based on the fact that market conditions change constantly, reports containing all sorts of market, sector and product research are sent to the customers periodically.

As of year-end 2007, assets managed by the Private Banking Department reached US$ 8,283 million. This represents a 39% increase in US dollar terms compared to year-end 2006. In addition, when cross-selling opportunities are taken into account, each customer had an average of 3.8 products during this period.

**Asset Management**

Deciding to initiate a new segmentation in its own structure in 2005, Akbank Private Banking Department established an Asset Management Group within the Head Office to offer multi-faceted services to individuals and families with over YTL 5 million in assets. The responsibilities of the Asset Management Group are to protect families' assets, to pass these assets onto future generations, to increase families' wealth through judicious investments and to monitor and report on their investments. Each Customer Relations Manager in this Group offers services to a maximum of 20 customers in an effort to maximize service quality and thus customer satisfaction.

In addition to investment services, customers are offered the opportunity to have face-to-face meetings with Sabancı Holding advisors on taxation, inheritance and economy, as well as private meeting halls and art consulting services.

# INTERNATIONAL BANKING

**Thanks to strong correspondent relationships, robust financial structure and reputable standing in international markets, Akbank secured a record-breaking EUR 1 billion syndicated loan facility on August 20, 2007. Bids were received from 54 banks for more than EUR 1 billion for this facility.**



The Akbank International Banking Department maintained its outstanding performance in 2007 with the trust and support of its correspondent banks. In 2007, thanks to its worldwide correspondent network covering 116 countries and its strong presence in Germany, the Netherlands and Malta, Akbank further increased its market share in Turkey's foreign trade volume.

As its correspondents' primary bank, Akbank supported the participation of foreign capital in investment and development auctions as well as major industrial production projects through various services such as letters of credit and letters of guarantee.

Akbank increased its foreign borrowing activities significantly in 2007 and was able to secure longer-term bilateral financing at lower rates than many other banks due to the confidence it has earned from other correspondent banks. The longer maturities once again confirm the confidence that foreign creditors have in Turkey as well as in Akbank. Other borrowing instruments were used successfully by Akbank during 2007.

Thanks to its strong correspondent relationships, robust financial structure and reputable standing in international markets, Akbank secured a record-breaking EUR 1 billion syndicated loan facility on August 20, 2007 with bids received from 54 banks. Extended to Akbank to be used in foreign trade finance, this facility is the largest and lowest-cost loan secured in the Turkish banking sector to date. With this new facility, Akbank raised its syndicated loan total for 2007 to US$ 3.3 billion.

Within the framework of the Global Credit Agreement it signed in December 2007 with the European Investment Bank, a European Union-supported and Luxembourg-based investment and development bank that plays a major role in international markets, Akbank secured a 12-year EUR 150 million loan.

Akbank received this loan in order to meet the investment financing needs of SMEs. With this new facility, Akbank has created another opportunity to offer to its SME Banking customers.

# TREASURY MANAGEMENT

**The recently established Strategic Solutions and Derivative Products Department is the result of Akbank's mission and vision to establish itself in the rapidly growing derivative markets as well as its customer-oriented service approach. The Department offers the Bank's corporate, commercial, retail and private banking customers financial solutions according to their needs.**



Regarded as one of Turkey's most successful treasury management units by many research publications of foreign institutions, the Akbank Treasury Management Department consists of the Fixed-Income Securities, Liquidity Management, Treasury Marketing and Strategic Solutions and Derivative Products Units.

**Fixed-Income Securities**
As one of 12 market-maker banks designated by the Treasury Undersecretariat, Akbank is ranked highest among the most active participants in primary and secondary markets. The Unit assumed an effective role in determining the direction of the markets, especially during periods of market volatility, with its high-volume transactions through Istanbul Stock Exchange, Over-the-Counter Market, Brokers and Electronic Transaction Channels.

Customer satisfaction, which is already at high levels due to competitive pricing and product diversity in security transactions executed through the branches or the Internet, has increased even more as a result of the implementation of the Securities Project. This project helped increase the speed, quality and efficiency of the services offered to retail and corporate customers. Akbank is now able to offer pricing any security in response to customer demands.

Akbank Fixed-Income Securities Department began executing transactions in Credit Default Swaps during 2007. Thanks to the Credit Default Swaps, Akbank now has a much more liquid instrument for buying and selling Turkey's credit risk. Akbank is also executing interest rate swap (IRS) transactions in order to adjust the maturity risk of its portfolio. Bloomberg Electronic Trading Terminal, which was launched last year, continues to be successful and the efforts are under way to provide pricing of Turkish lira-denominated bonds via Bloomberg.

**Treasury Marketing**
In line with its objective to become the leading bank for market share, Akbank adopted a customer-oriented service policy and developed diverse products to meet the needs of corporate, commercial and retail customers. In addition, the Bank intensified dialogue with its customers, informing them daily about the market and strengthening its technological infrastructure to ensure that transactions are executed faster at competitive prices. Overall, these developments have led to an increase of Akbank's quality of service.

The Treasury Marketing Department has benefited significantly from the Bank's branch network to increase its brokerage activities in Treasury bill and Eurobond trading. The Bank achieved a greater market share through its increasing transaction volume. The competitive pricing of Treasury Marketing Department for the transactions of its customers, i.e. spot foreign currency to YTL, foreign currency to foreign currency, swap and forward, helped reach this volume.

**Liquidity Management**
The Liquidity Management Department manages the Bank's short and long-term foreign currency and Turkish lira liquidity. The Department uses money market transactions in order to borrow in foreign currencies or Turkish lira when necessary, channels idle funds into investments and uses instruments such as swap and forward contracts in order to manage the Bank's funds effectively.

The Department determines the FX/TL quotations in the inter-bank market and executes FX/TL transactions. In order to offer its customers the best services possible, the Department publishes floating exchange rates and cross-rates with narrow spreads and competitive repo rates through its widespread branch network and other distribution channels.

**Strategic Solutions and Derivative Products**
The recently established Strategic Solutions and Derivative Products Department is the result of Akbank's mission and vision to establish itself in the rapidly growing derivative markets as well as its customer-oriented service approach. The Department offers the Bank's corporate, commercial, retail and private banking customers financial solutions according to their needs. To that end, the Department visits customers, analyzes balance sheets of corporate/commercial customers, calculates risk/return profiles of private banking customers and based on the results of its analyses, develops alternative hedging and return-enhancing solutions that include derivate products used in the international markets.

The Forward Transactions Desk offers brokerage services on behalf of the customers and the Bank on the Turkish Derivatives Exchange. The Precious Metals Desk was established primarily to meet the needs of the jewelry sector. This Desk, which is certified to trade on the Istanbul Gold Exchange (IAB), has set up the infrastructure to import gold and is able to extend customers loans in the form of physical gold. The Strategic Solutions and Derivative Products Department also executes derivate transactions necessary for the risk management of the Bank's balance sheet.

# CAPITAL MARKETS AND OTHER FINANCIAL SERVICES

**Providing financial consulting services with a permanent and continuous cooperation approach without neglecting operational service quality, Ak Leasing broke new ground in 2007 with yet another innovative leasing application: The launch of the "Pay easily, transfer" campaign, offers flexible payment alternatives to its customers.**



Akbank provides non-banking financial services through its subsidiaries, Ak Securities, Ak Asset Management, Ak Investment Trust and Ak Leasing. Branches operate as marketing outlets for products and services provided by these subsidiaries.

**Ak Securities**

AKYatırım

Established in 1996 to provide brokerage services in capital markets, Ak Securities has developed rapidly and steadily since its inception. Acting in accordance with its mission to offer the most extensive product portfolio to a broad clientele, Ak Securities reached 205,453 accounts as of year-end 2007 and is among the leading brokerage houses in Turkey with a staff of 165 employees. The Company ranked fourth among the brokerage houses in 2007 with 4.61% of the overall Istanbul Stock Exchange transaction volume.

Ak Securities offers its customers investment advisory services as well as stock, bill and bond, Akbank and Amex mutual fund, Turkish Derivatives Exchange and repo transactions. Through its International Institutional Sales Department, it provides services to foreign corporate investors for trading in the Turkish capital markets.

Company reports and bulletins prepared periodically by the Research Department, both in Turkish and English, are distributed to domestic and foreign investors and play a crucial role in their investment decisions.

With its expert staff, the Corporate Finance Department provides consulting services to domestic and foreign firms in public offerings, mergers and acquisitions and finding financial partners as well as active advisory services to buyers or sellers in privatization projects.

Wielding an extensive service network, Ak Securities offers all of these services through its Head Office and 13 Ak Securities branches in Istanbul (5), Ankara, Izmir, Adana, Gaziantep, Antalya, Bursa, Denizli and Kayseri, as well as 698 Akbank branches that serve as its agents.

Ak Securities services can be reached remotely through the Internet 24 hours a day. As it has done in previous years, Ak Securities is striving to provide the best service to its customers with technology investments as well as investments in people through Information Technologies. Using Blackberry technology that brought the stock market to investors' pockets, Ak Securities customers can execute their stock transactions and follow the world stock market indices in real time. With the SMS service, a new service from Ak Securities, customers can perform many transactions such as viewing their portfolios, entering and monitoring orders and accessing information via their cell phones using SMS.

Using the Ak Securities website (www.akyatirim.com), investors can obtain daily and weekly bulletins, periodic balance sheet analyses, macroeconomic, sector and company reports as well as daily fundamental analyses.

### Ak Asset Management

**AKPortföy**

Ak Asset Management was established in June 2000 as a 99.9%-owned subsidiary of Akbank with a paid-in capital of YTL 1 million.

Ak Asset Management provides the management services for a total of 39 portfolios belonging to four different founders: 17 mutual funds for Akbank, one for Ak Securities, 19 for AvivaSa Pension Fund as well as the Ak Investment Trust. The Company also provides asset management services to large individual and corporate investors in accordance with their own expectations and risk profiles.

Ak Asset Management is the fourth largest company in the Turkish investment fund sector in terms of the size of managed portfolios. The total size of the mutual fund portfolios under the management of Ak Asset Management reached YTL 3.4 billion as of year-end 2007. The Company's market share in the sector is 12.9%.

Ak Asset Management ranks first in the Turkish pension fund sector in terms of total assets under management. The total amount of the pension funds handled by Ak Asset Management reached YTL 1.1 billion as of year-end 2007 for a market share of 24.7%.

In its asset management processes, Ak Asset Management pursues a rules-based investment strategy that gives precedence to risk management. Basing itself on a benchmark approach, the Company attributes great importance to liquidity and diversification among investment instruments in its portfolios.

Ak Asset Management strives for leadership and a pioneering role in the asset management market with its performance and innovative product designs.

### Ak Investment Fund

**AKYatırım**

AK Yatırım Ortaklığı A. S.

Among the 30 investment trusts in the market, Ak Investment Fund ranks fifth in terms of issued capital and third in terms of portfolio size as of year-end 2007. Ak Investment Fund had a 7.7% market share and achieved an 18.8% return during the year. Ak Investment Fund aims to provide a steady and balanced return to its shareholders by making the best use of the investment alternatives in the marketplace.

### Ak Leasing

**AKLease**

Following Akbank's full acquisition of its shares in 2005, Ak Leasing's logo was changed to Ak Lease. Entering a high growth phase after becoming a wholly-owned subsidiary of Akbank, Ak Leasing was able to provide faster and higher quality service to investors all over the country through contact offices in nine regions as well as Akbank's extensive branch network. As of year-end 2007, Ak Leasing's transaction volume increased 14% whereas its leasing receivables grew 33% to YTL 692 million.

Providing financial consulting services with a permanent and continuous cooperation approach without neglecting operational service quality, Ak Leasing broke new ground in 2007 with yet another innovative leasing application: The launch of the "Pay easily, transfer" campaign, offers flexible payment alternatives to its customers. Thanks to its sector-specific structuring and expert staffs in every sector, Ak Leasing produces low-cost and long-term solutions that will meet the needs and expectations of SMEs in particular.

# SUPPORT SERVICES

**Akbank has spent US$ 120 million on information technologies in 2007, prioritizing ease of use and extensive access to the services it renders. As part of its fast, reliable and uninterrupted service principle, Akbank will continue to prioritize innovations and effective projects that will sustain its leading position in the sector in the coming years.**


Özgür
Bankacılık

**Information Technology**
In line with its strategy and objectives and based on the principle of offering its customers and employees the most appropriate and innovative technology, Akbank successfully completed many projects in 2007.

Wielding the largest POS network as well as one of the most extensive branch and ATM/BTM networks, Akbank has completed technological infrastructure initiatives in 2007 that expand the service channels offered to its customers with the launch of smsLoan and Credit Machine locations, further reinforcing its "Innovative Power of Turkey" image.

In an attempt to enrich the product portfolio offered to its customers, the Bank continued its efforts with an innovative approach without breaking stride. Akbank launched "Capital Preservation Investment Funds" as a first in Turkey.

Akbank develops and offers to the customers all of its service channels and products in compliance with information security criteria (Confidentiality, Integrity and Availability). As part of this effort, Digital Signature and SMS-OTP applications were launched with Internet Banking during 2007. As a result of the information security (COBIT) audits conducted by regulatory organizations every other year, Akbank Information Securities were deemed to be above the sector average as well as operating at exemplary levels.

In 2007, Akbank invested US$ 120 million for information technology, prioritizing ease of use and extensive access to the services it renders. As part of its fast, reliable and uninterrupted service principle, Akbank will continue to prioritize innovations and effective projects that will sustain its top ranking in the sector during the coming years.

In a market survey conducted in 2006 by TNS Piar among 910 savings deposit holders and 504 commercial deposit holders, Akbank was placed first in technology utilization and service quality.

**According to the findings of this survey:**
- Akbank is the most contemporary and modern bank in Turkey.
- Akbank provides the highest quality of service in Turkey.
- Akbank is the most innovative bank in Turkey.
- Akbank is the most accessible bank in terms of its products and services.

**Operations Center**
**Customer-oriented, Efficient Operations**
Akbank's mission regarding operational activities is to establish and manage the necessary business flows targeting high efficiency in order to achieve the best customer satisfaction possible.

**Akbank Operations Center**
Providing services with a staff of 2,000 employees, the Akbank Operations Center contains the following operations under its roof:
- Branch
- Treasury and Capital Markets
- Call Center and Distribution Channels
- Credit Cards and Member Merchants

Operating uninterruptedly 24 hours a day, seven days a week to bring Akbank together with its millions of customers throughout the country from more than 2,500 locations, the Operations Center has a 95% centralization ratio. Among the banks possessing such extensive distribution networks, Akbank is the leader with the highest centralization ratio.

**The Operations Center executes the following for the Bank:**
- Payments in Turkish lira and foreign currencies
- Check and promissory note transactions
- All foreign trade and loan operations
- Application form submittal and evaluations
- Card and check printing and distribution
- Distribution channel operations
- Member merchant and POS terminal operations
- Correspondences with official entities
- Physical and electronic archiving operations
- Tax payments of the branches
- SWIFT transactions
- Cash support services including cash collections and payments

In addition, these services are provided to more than 2,800 corporate and commercial customers of the Bank by the Operations Center instead of the branches.

As a result of all these centralization efforts, the ratio of branch personnel in direct contact with the customers to total branch personnel reached 85%. The average waiting time to perform their

**Operations Center Transactions***

| | 2005 | 2006 | 2007 |
|---|---|---|---|
| Number of transactions per year | 86 million | 150 million | 199 million |
| Centralization ratio | 74% | 90% | 94% |
| Average number of monthly transactions | 7 million | 13 million | 17 million |
| Number of daily transactions per person | 214 | 327 | 454 |

*Excluding the Call Center

transactions for more than five million customers visiting Akbank branches every month is approximately eight minutes, which is the Bank's target level.

During 2007, 60% of Akbank customers performed a transaction through at least one Freedom Banking channel.

Showing significant improvement in post-sales service and customer relations management in the previous years, the Call Center has recently intensified its sales-oriented activities. During 2007, 30 million customer contacts were made, more than 75 million transactions were performed with six out of every 100 incoming calls resulting in a sale. The sales-only staff was reinforced and as a result, 1.1 million product sales were realized in 2007.

The practice of forwarding calls directly to the Call Center from the branches, for the purpose of managing phone traffic, was first implemented by Akbank in Turkey. This practice increased sales-oriented efforts at the branches while also enhancing customer satisfaction. Of all incoming branch calls, 77% are completed at the Call Center and the rest are transferred to the branches via communication over the system.

Akbank completed the structural and technical improvements aimed at effective central management of customer complaints. In September 2007, Akbank certified its Customer Complaint Management by the receiving the Complaint Management - ISO 10002 Quality Certificate from the British Standards Institution (BSI).

The Chip&Pin process that began on March 31, 2006, for credit card operations has been effective. Thanks to the investments undertaken during 2007, 93% of Akbank cardholders pay for their purchases using a pin code.

Launched by Akbank as a first in Turkey, the "Instant Card" application was placed in service during March 2007. Regardless of their past relationship with the Bank, Akbank provides instant EMV (Europay, Mastercard, Visa)-compatible chip-card issuance service to customers in 25 branches.

Having begun operations in February 2007, the Kınalı archive building is the largest archive center in the sector with 22,500 square-meters of closed area; it serves all branches utilizing advanced technology. All documents older than six months have been relocated from the branches to the archive. Akbank's goal is to keep only the documents up to three months old in the branches and meet all requests for older documents centrally.

In compliance with international standards in the financial sector, in addition to the systemic measures in the management of operational risks, Akbank made adjustments on the corporate governance side as well and implemented the separation of duties practice. As part of this effort, responsibilities of the operations personnel in risk management of branch operations were increased with the intent of giving them more independence in decision making and supporting them centrally.

**Business Intelligence Applications - ARGUS**

Designed in 2003 as a Management Information and Decision Support System aimed at providing its users with all important criteria for the Bank's performance in the form of information ready for analysis, the ARGUS system has close to 4,500 users and more than 100,000 analysis requests per month as of year-end 2007; proof that the ARGUS system has achieved its objective.

The system, which contains daily, weekly and monthly information depending on the nature of the information, provides information and analyses in line with the "4C" objective (correct information, correct timing, correct format and correct target group).

Number of users and frequency of use the ARGUS system is growing proportionally with the scope of its contents. Once the Balanced Scorecard Project that was initiated in 2007 is completed, the ARGUS system will have a strategy determination process as well as the process for reflecting this strategy in operational implementation and budgeting processes. With this added dimension, the ARGUS System will continue to serve its users with expanded information content in 2008.

**EFFICIENCY INDICATORS**

**OPERATIONAL EXPENSES/AVERAGE ASSETS (%)**

| | |
|---|---|
| 2006 | 2.8 |
| 2007 | 2.6 |

**OPERATIONAL EXPENSES/OPERATIONAL INCOME (%)**

| | |
|---|---|
| 2006 | 44.7 |
| 2007 | 40.8 |

**On the basis of customer, product and segment profitability analyses, management and marketing strategies are established and actions to improve profitability further are defined and implemented.**

**The Profitability System**
Effectiveness of the use of the new Profitability System aimed at performing multi-dimensional analyses of Akbank's profitability was enhanced during 2007. Within the scope of the Profitability System, the Bank's profitability is regularly analyzed in the parameters listed below:

- Customer profitability
- Customer Relations Manager (CRM) profitability
- Branch profitability
- Segment and Business Unit profitability
- Product profitability

On the basis of customer, product and segment profitability analyses, management and marketing strategies are established and actions to improve profitability are further defined and implemented. In addition, branch and CRM profitability indicators are used as a major performance criterion at the Bank. Profitability reports are made available to users through ARGUS.

Starting in 2006, branch performance bonuses were determined based on profitability. As a result of this practice, measurement and evaluation of branch performances using the Profitability System was made compatible with the objective of shareholder value maximization. The results of the Profitability System have also been integrated into the operational systems and Akbank began using customer profitability information at various points with the aim of perfecting the service provided to the customer at the branches.

**AkTarget**
Akbank has developed the AkTarget system in order to maintain its leading position and attain maximum efficiency at each branch.

By making the branches compete with each other on scientific and objective grounds, the AkTarget system establishes the objectives of each branch automatically in a very short period of time. Aktarget also automatically identifies the extent to which each branch should focus on each product at the branch level and provides the profit target as well as other guiding targets with the purpose of maximizing branch profitability. The AkTarget system guides branches toward correct targets that will make them use their resources as effectively as possible.

**The Budget**
Akbank Budget (Akordeon) is prepared on a bank, branch, business unit and segment level in an effective manner with the help of a software program. Along with the budget, the strategic plan is redesigned each year and the Bank's long-term objectives and action plans are determined.

Within the framework of the work on the budget, targets for the business units and branches are determined and balance sheets and profitability tables are prepared. Branches and other units can monitor and analyze the comparison between their budgeted and actual figures through a single instrument with the help of Akordeon, which also plays an important role in efficiency as well as cost management and monitoring processes. Expenses are budgeted in detail at the Head Office as well as at the branches and actual expenditures are monitored effectively.

**Expense and Investment Management**
Akbank began to analyze and prioritize investments on the basis of Return on Investment. In addition, effective expense analyses and expense management efforts are being performed within the scope of Expense Management.

# AKBANK ART CENTER

AKBANK SANAT

**As a result of efforts initiated in 2006 to take the Art Center's activities beyond Istanbul, very large audiences were reached in various cities throughout Turkey. In celebration of the 35th anniversary of its establishment, Akbank Children's Theatre went on road shows to 35 cities and was seen by more than 20,000 children.**



Akbank Art Center underwent a new structuring beginning in 2003 by focusing on modern art. The Center's exhibitions energized this dynamic as a result of its focus on local and international features of a globalizing art form. As a result of this attempt to stay current with the trends in all areas of the arts, Akbank Art Center became one of the most respected arts venues within the arts movement not only in Istanbul or Turkey, but also in the Middle East and along the corridor encompassing the Balkans and Europe.

Six exhibitions were held at the Akbank Art Center during 2007. As part of these exhibitions, domestic as well as foreign artists participated and conferences were organized featuring Turkish and foreign speakers. The workshops organized in this context touched on the most impressive features of art and subjects from all areas were examined - from collecting art to German Romanticism and periodic tendencies of Turkish art. Seminars, theatre performances, concerts, workshops, discussions, films and dance workshops greeted art lovers at the Beyoğlu location and reached audiences of all ages.

The 17th Akbank Jazz Festival brought together more than 300 artists and was seen by audiences at 35 concerts in Istanbul, Ankara and Izmir; this proved to be the most important Jazz Festival in Turkey once again in 2007.

Established in 2005 and continuing its activities under Akbank's sponsorship, the Zeynep Tanbay Dance Project staged various performances during 2007 and received invitations to perform at various international festivals.

As a result of efforts initiated in 2006 to take activities beyond Istanbul, very large audiences were reached in various cities around Turkey. In celebration of its 35th anniversary since its establishment, the Akbank Children's Theatre went on road shows to 35 cities and was seen by more than 20,000 children.

Akbank provides support to the cinema, a venue drawing interest especially from the younger generations. Once again in 2007, the Bank assumed the main sponsorship for the International Istanbul Film Festival, organized by the Istanbul Foundation for Culture and Arts. In parallel to this, more than 400 films were submitted for the Short Film Festival organized at the Akbank Art Center in December. During the ten-day festival, conferences featuring leading film directors and critics as well as workshops were organized in addition to film screenings. Following the festival, award-winning films were presented at 27 universities and thus Akbank's support was publicized.

Akbank Chamber Orchestra gave concerts with the major soloists in the world throughout the season and reruns of these concerts were presented to the youth at the universities.

Initiated in 1998 with the support of Akbank and considered by local and foreign music critics as one of the most distinguished classical music festivals in Turkey, Istanbul Bach Days continued under the sponsorship of Akbank during 2007.





"Would you please give me
a piggy bank, too?
I will save money for cleats..."

# MANAGEMENT AND CORPORATE GOVERNANCE PRACTICES

UNDOUBTEDLY, OUR VALUED EMPLOYEES PLAYED THE GREATEST ROLE IN THESE ACHIEVEMENTS OF THE BANK. WITHOUT THEIR DILIGENT EFFORTS, SINCERITY AND DEDICATION, AKBANK COULD NOT HAVE REACHED THESE LEVELS TODAY. I WOULD LIKE TO TAKE THIS OPPORTUNITY TO THANK ALL OF THEM ONCE AGAIN. I AM ALSO GRATEFUL TO ALL OF OUR SHAREHOLDERS, CUSTOMERS AND ALL OTHER BUSINESS AND SOCIAL PARTNERS FOR THEIR CONTRIBUTIONS TO AKBANK.

**BOARD OF DIRECTORS**

The Akbank Board of Directors has clearly and comprehensibly formulated the vision, mission and the short and long-term strategic goals of Akbank as presented in the Annual Report. The Articles of Association state that the duties and responsibilities of the Board of Directors are subject to the principles stipulated in the provisions of the Turkish Commercial Code, the Banking Law and the provisions of the Articles of Association. The Articles of Association also obligate the Board of Directors to meet at least once a month and establish the circumstances thereof clearly. The Audit Board, which is in charge of the internal audit system and the Internal Control Center and the Risk Management Department, which are in charge of the internal control system, report directly to the Board of Directors.

The Board of Directors and the Executive Management are responsible for forming the risk management policies and strategies. These policies are reviewed periodically in light of the changing circumstances in the market, both at the daily Assets and Liabilities Committee meetings and the Board of Directors meetings. The CEO is responsible for ensuring that the units of the Bank operate in compliance with the policies and strategies regarding the Risk Management Process established by the Board of Directors. Internal control activities as well as the audit activities conducted at regular intervals constitute the necessary controls for ensuring compliance with the policies and strategies.

The Members of the Board of Directors were elected in March 2007; their terms of office will expire in 2010. Short of a legitimate excuse, all Members of the Board of Directors attend the Board meetings.

**Members of the Board of Directors and their Biographical Information**

Detailed information can be found on page 13 of the Annual Report.

**Executive Management and their Biographical Information**

Detailed information can be found on pages 16-18 of the Annual Report.

**Auditors and their Biographical Information**

Detailed information can be found on page 13 of the Annual Report.

**AUDIT COMMITTEE**

In keeping with the legal requirements, Akbank has an Audit Committee composed of two members of the Board of Directors.

**On behalf of the Board of Directors, the Audit Committee has the duty and responsibility for;**

- Ensuring the effectiveness and adequacy of the internal control, risk management and internal audit systems,
- Overseeing the functioning of the internal control, risk management and internal audit systems as well as the accounting and reporting systems within the framework of the relevant legislation as well as the integrity of the information provided,
- Making the preliminary evaluations for the selection of the independent auditors by the Board of Directors and regularly monitoring the activities of the independent auditors selected by the Board of Directors,
- Within the scope of the Banking Law, ensuring that the internal audit activities of the establishments subject to consolidation are conducted in a consolidated manner and providing coordination for such,
- Reporting to the Board of Directors circumstances that may adversely impact the continuity or reliable undertaking of the Bank's operations and/or cases of breach of legislation or internal regulations, should such circumstances or cases arise.

The Audit Committee is responsible for receiving reports from all units established within the scope of the internal control, internal audit and risk management systems as well as from the independent auditors regarding the conduct of their tasks; and reporting to the Board of Directors circumstances that may adversely impact the continuity or reliable undertaking of the Bank's operations and/or cases of breach of legislation or internal arrangements, should such circumstances or cases arise.

Short of a legitimate excuse, all Committee members are required to attend Committee meetings.

**Akın Kozanoğlu**, Chairman
**Aydın Günter**, Member

**Biographical Information of the Members of the Audit Committee**

Detailed information can be found on page 13 of the Annual Report.

The terms of office of the members of the Audit Committee have not expired.

**Managers Responsible for Internal Systems and their Biographical Information**

Board Member in charge of Internal Audit and Internal Control: **Akın Kozanoğlu**
Board Member in charge of Risk Management: **Bülent Adanır**

**Eyüp Engin**, Chairman of the Audit Board
Please see page 13 of the Annual Report.

**Yaşar Bozyürük**, Chairman of the Internal Control Center
Yaşar Bozyürük joined Akbank as Assistant Internal Auditor in 1989 and became Deputy Chairman of the Audit Board in 1995 and Chairman of the Internal Control Center in 2005. Bozyürük is a graduate of Ankara University, Faculty of Political Sciences.

**Şebnem Muratoğlu**, Senior Vice President of Risk Management Department
Şebnem Muratoğlu joined Akbank in 1995 as an Assistant Specialist at the Treasury Business Unit and became Director of Risk Management in 2003 and Senior Vice President of Risk Management Department in 2006. She holds a Bachelor's degree in Economics from the University of Kent (UK) and a Master's degree in finance from Macquarie University (Australia).

**CREDIT COMMITTEE**

In keeping with the legal requirements, a Credit Committee composed of two members from the Board of Directors and the CEO oversees the lending process at Akbank. The Credit Committee is the ultimate decision-making body for loan allocation and reviews each loan application processed by the Head Office to ensure that it conforms to legislation and regulations, banking principles and the Bank's goals and loan policies.

A Preliminary Committee has been formed within the Head Office to provide support to the Credit Committee and to evaluate and screen loan proposals forwarded from the branches. The permanent members of this committee are the CEO and the Executive Vice President as well as the Chairmen of the Loans Department and the Marketing Department.

The purpose of the Preliminary Committee is to increase efficiency, speed up the loan process, act as a bridge between the Credit Committee and the branches and closely monitor and direct the branches by providing the screening in compliance with the approval criteria of the Credit Committee.

Short of a legitimate excuse, all members attend the meetings of the Credit Committee.

**Credit Committee**
**Erol Sabancı**, Chairman (Chairman of the Board of Directors)
**Bülent Adanır**, Member (Member of the Board of Directors and Managing Director)
**Zafer Kurtul**, Member (President and CEO)

**Preliminary Committee**
**Zafer Kurtul**, Chairman (President and CEO)
**Nuri Aksoy**, Member (Executive Vice President - Credit Approval, Monitoring and Follow-Ups)
**Ziya Akkurt**, Member (Executive Vice President - Corporate Banking)
**Ferda Besli**, Member (Executive Vice President - Commercial Banking)
**Ahmet Fuat Ayla**, Member (Senior Vice President - Corporate and Commercial Loan Approvals)
**Cem Mengi**, Member (Chairman of the Corporate Banking Department)

**EXECUTIVE RISK COMMITTEE (ERC)**

The Executive Risk Committee is responsible for forming risk policies, devising methods for measuring and managing risk and setting and monitoring permissible risk limits. All risk policies thus established are documented in writing and integrated into the Bank's long-term general strategy.

Short of a legitimate excuse, all members attend the meetings of the Executive Risk Committee.

**Bülent Adanır**, Chairman (Member of the Board of Directors and Managing Director)
**Akın Kozanoğlu**, Member (Vice Chairman of the Board of Directors and Executive Director)
**Suzan Sabancı Dinçer**, Member (Member of the Board of Directors and Managing Director)
**Zafer Kurtul**, Member (President and CEO)

**ASSET-LIABILITY COMMITTEE (ALCO)**

ALCO meets daily to review the latest developments in the economy and the markets. ALCO's responsibilities include developing investment, pricing and funding strategies and making decisions concerning daily liquidity and cash management.

Short of a legitimate excuse, all members attend the meetings of the Executive Risk Committee.

**Zafer Kurtul**, Chairman (President and CEO)
**Hayri Çulhacı**, Member (Executive Vice President - Strategy and Corporate Communications)
**Nuri Aksoy**, Member (Executive Vice President - Credit Approval, Monitoring and Follow-ups)
**Ziya Akkurt**, Member (Executive Vice President - Corporate Banking)
**Reşit Toygar**, Member (Executive Vice President - Treasury)
**M. Fikret Önder**, Member (Executive Vice President - Private Banking)
**Hakan Binbaşgil**, Member (Executive Vice President - Retail Banking)
**Ferda Besli**, Member (Executive Vice President - Commercial Banking)
**Ahmet Fuat Ayla**, Member (Executive Vice President - Corporate and Commercial Loan Approval)
**Halit Yıldız**, Member (Executive Vice President - Retail Loans)
**Hülya Kefeli**, Member (Executive Vice President - International Banking)
**Atıl Özus**, Member (Executive Vice President - Financial Coordination)

**REPORT OF THE AUDIT COMMITTEE**
**Assessment of the Audit Committee Regarding the Functioning of the Internal Control, Internal Audit and Risk Management Systems and their Activities in 2007**

The functions, duties and responsibilities relating to internal audit, internal control and risk management at Akbank are carried out by the Audit Board, the Internal Control Center and the Risk Management Department, which are separate from and organizationally independent of each other but work cooperatively together.

Assessing the Bank's internal systems, established so as to include all branches and units as well as the subsidiaries of the Bank that are subject to consolidation and ensuring the continuity of their functioning, adequacy and effectiveness are among the utmost priorities of Akbank's Board of Directors. The duties and responsibilities of the Board of Directors regarding the internal systems are executed by the Board of Directors, the Audit Committee, the person in charge of Internal Systems related to Internal Control and Internal Audit System Activities and the person in charge of Internal Systems related to Risk Management System Activities.

Planning and executing its activities with a risk-oriented perspective, the Audit Board made great contributions in operational and credit risk management, the conformity of activities with internal rules and external legislation, as well as in increasing efficiency and service quality.

While auditing the Bank's branches in a risk-oriented and systematic manner, the Audit Board also examined many of the activities of the Bank's Head Office and subsidiaries, identified anomalies in the branches through computer aided auditing, evaluated information and systems security through IT audits, reviewed financial statements and the accounting system through financial statement auditing, assessed transactions and activities that run counter to legislation and instructions through examinations and inspections and served the state of security of assets and values through physical count and reconciliation.

Having been awarded the ISO 9001:2000 quality assurance certificate in 2005, the Audit Board makes extensive use of technology in all areas for the purpose of constantly developing and improving its activities, creating certification and training opportunities for the professional development of the auditors and striving to contribute to the Bank with its experienced, highly educated, skilled and competent human resources.

As a result of audits conducted during 2007, no serious circumstances were identified that would adversely impact the activities of the Bank or prevent it from meeting its responsibilities. It has also been observed that the internal control and risk management systems work well, activities in general bear low risk, financial and legal reports are accurate and the legislation has been complied with.

Along with its risk-oriented approach, skilled human resources, intense use of technology and experienced and prudent management, the Bank's internal audit system is effective and successful in preventing the emergence of risk as well as in identifying and eliminating it.

The Bank and its subsidiaries subject to consolidation have a powerful internal control culture and environment and an effectively operating internal control system. Development of the internal control system and the design and execution of internal control activities, which are part of the system, are activities conducted by the Internal Control Center.

Protecting the existence of the Bank with all of its units and branches as well as its interests in its subsidiaries subject to consolidation in a powerful and effective manner, Akbank's internal control system became even stronger in 2007 with the growth of the Internal Control Center's staff in terms of both quality and quantity.

The control activities performed by the Internal Control Center have been geared toward assessing operations, transactions and the processes of the Bank primarily from the perspective of compliance with legislation and internal rules, effectiveness and efficiency, financial integrity and reliability. For this purpose, a "risk-oriented" approach was implemented, aimed at mitigating potential risk in matters identified in the previously mentioned analyses with fast and up-to-date reports that serve as "early warnings."

In parallel with the Bank's increasing product and service diversity, the approach toward preventing risk from emerging in the Bank's internal control activities as well as its internal control system practices as a whole has continued in 2007 as well.

**At a time when competition and change are accelerating at an increasing pace, the quality of corporate governance practices has become as important as financial performance. In order to achieve our goals and sustain our tradition of excellence, we have put together the corporate values that have earned Akbank its current position and the management practices based on these values in the form of a written document.**

**1. Corporate Governance Practices at Akbank**

At a time when competition and change are accelerating at an increasing pace, the quality of corporate governance practices has become as important as financial performance. In order to achieve our goals and sustain our tradition of excellence, we have put together the corporate values that have earned Akbank its current position and the management practices based on these values in the form of a written document. The fundamental governance principles that regulate the relationship between Akbank's management, shareholders, employees and third parties, i.e. customers, suppliers and all types of individuals and institutions with whom the Bank does business are stipulated below.

**Integrity**

In our activities and relationships with customers, employees, shareholders and other banks, institutions and organizations, we remain committed to the principle of integrity.

**Credibility**

Aware that confidence lies at the heart of banking, we provide customers, shareholders and employees with clear, comprehensible and accurate information and offer timely and excellent services that mirror our promises.

**Non-discrimination**

We refrain from harboring prejudices against customers, suppliers, employees and shareholders based on gender, behavior, opinion or ethnic origin and we do not discriminate against anyone under any condition or circumstance.

**Compliance**

We abide by all laws, regulations and standards.

**Confidentiality**

We do not share any information or details of transactions concerning our shareholders, employees, suppliers and business partners and above all personal information regarding our customers, with any person or institution, except with those authorities with which the sharing of such information is permitted by law.

**Transparency**

Except for information that is deemed a commercial secret and not yet disclosed to the public, we disclose to the public financial and non-financial information about the Bank promptly, accurately, thoroughly, comprehensibly and in an easy to interpret and easily accessible manner.

**Social Responsibility**

In all of the Bank's operations, practices and investments, we take into consideration the Bank's image, interest and profitability, as well as the public interest, development of the banking sector and maintenance of the confidence in the sector. We comply with all laws and regulations regarding the environment, consumer and public health.

In accordance with the principles of public disclosure and transparency, Akbank publishes all information that might be of interest to shareholders and stakeholders on its website, provided such information is not a commercial secret. In addition, a Corporate Portal has been established with the aim of increasing communications between employees and disbursing information promptly.

Akbank set up its Investor Relations Group in 1996 and announced its dividend policy to the public in 2003.

Information stipulated by the Corporate Governance Principles of the Capital Markets Board, Article 1.11.5 of Section II and asked to be posted on the corporate website is available on the Bank's website and updated regularly. Such information includes:

- Report on Corporate Governance Principles
- Commercial registry information
- Shareholder and management structure
- Material disclosures
- Updated Articles of Association
- Annual Reports, periodic financial statements and reports
- Agendas and minutes of General Assembly meetings
- Proxy voting forms

In addition, the website also includes the Bank's vision, mission and goals, its history, the Report by the Board of Directors, Corporate Governance Principles, information about subsidiaries, previous dividend distribution and capital increase data, ratings and news about Akbank.

The Corporate Governance Principles stipulated by the Capital Markets Board and consisting of four major sections, are implemented by Akbank in general. Those aspects of the principles that are not implemented are explained in detail along with their justification in subsequent articles.

## SECTION I - SHAREHOLDERS

**2. Shareholder Relations Department**

An Investor Relations Group was set up in 1996 to provide accurate and timely responses to shareholder inquiries. This Group provides responses to all inquiries that are not commercial secrets based on the principle of equality, thus making it possible for management and the shareholder to be in constant communication.

The Investor Relations Group organizes investor visits abroad five or six times a year with the executive management. It regularly prepares presentations to promote the Bank, posts them on the Bank's website and prepares quarterly press releases with detailed information for investors about the state of the Bank.

Primary activities of the Investor Relations Group are explained in Article 8.

In the course of 2007, the Group held meetings with approximately 350 international investment funds and three rating agencies. In addition, more than 250 inquiries from investors and analysts were responded to via e-mail.

Investor Relations Department
Senior Vice President: A. Cenk Göksan
Manager: Arbil Öztozlu
Assistant Manager: Övünç Gürsoy
investor.relations@akbank.com
Telephone: +90 (212) 280 13 35
+90 (212) 279 07 61

**3. Shareholders' Right to Information**

Developments that may have an impact on the exercise of shareholders' rights are regularly announced by Akbank via the Istanbul Stock Exchange (ISE). In addition, detailed information of interest to shareholders is regularly posted on the website. Certain issues deemed to be of importance are also communicated to investors and analysts by e-mail.

Responding to queries from shareholders accurately within one hour if the information already exists and within one day otherwise has been established as a performance criterion for the Investor Relations Department employees.

Article 44 of the Articles of Association stipulates that the General Assembly may appoint a special auditor for the inspection of certain issues if deemed necessary and establishes the conditions under which shareholders holding shares representing one-twentieth of the Bank's capital are entitled to make the selection of a special auditor. There was no request for the appointment of a special auditor during the period.

**4. Information on General Assembly Meetings**

During the reporting period (January 1, 2007 - December 31, 2007), one Ordinary General Assembly Meeting was held. Participation ratio in the Ordinary General Assembly Meeting was 81.27% and the stakeholders wishing to attend the meeting were able to do so. Invitation for the General Assembly Meeting held during the period was placed in the Turkish Commercial Registry Gazette and a national daily. For shareholders with registered stocks, there is no specific time frame stipulated for attending a General Assembly Meeting. Prior to all General Assembly Meetings, the meeting date, venue and agenda are announced in the Turkish Commercial Registry Gazette, a national daily and on the Bank's website. The date and venue are also announced in the company news section on the Istanbul Stock Exchange website. The date and venue of the meeting and the Annual Report are made available to the shareholders at the Shareholders Service Unit, as well as at the Ankara, Adana and Izmir commercial branches.

During the General Assembly Meeting, shareholders exercise their right to pose questions and all questions are answered. No motions were moved outside the agenda by shareholders at the General Assembly Meeting held during the period. There are no provisions in the Articles of Association stipulating that decisions such as the acquisition, sale or lease of property should be taken by the General Assembly. Since the Board of Directors represents the will of the shareholders, no such arrangement was deemed necessary.

According to the provisions of the Articles of Association, it is possible to vote by proxy. Pursuant to clause (a) of Article 64 of the Articles of Association, shareholders may exercise their right to vote either in person as well as through another shareholder.

General Assembly Meeting resolutions are kept available to shareholders on the Istanbul Stock Exchange and Akbank websites.

**5. Voting Rights and Minority Rights**

No privileged voting rights are stipulated in the Articles of Association. The Bank is not in a cross-shareholding relationship with any company and cumulative voting is not exercised.

**6. Dividend Distribution Policy and Dividend Distribution Timeline**

There are no privileges in the sharing of the Bank's profit. Akbank's dividend distribution policy is to disburse 30-50% of the attributable profit in cash to shareholders identified in the Articles of Association; this policy has been disclosed to the public. It has been clearly stipulated that this dividend policy will be followed provided that no adverse conditions exist regarding domestic and global economic circumstances and that the Bank's capital adequacy ratio remains at the targeted level. Dividend distributions were made within the legally established time frame.

After setting aside 5% of the profit as legal reserves and 5% of the paid-in capital to shareholders as the first dividend, up to a maximum of 2% of the remaining profit is allocated on an equal footing to the Chairman and Members of the Board of Directors. The General Assembly is authorized to decide whether to distribute the remaining profit entirely or partially to shareholders or to set it aside as extraordinary reserves.

Profit distribution policy is stipulated in Article 82 of the Bank's Articles of Association, which are posted on Akbank's website.

**7. Transfer of Shares**

No provision exists in the Bank's Articles of Association that restricts transfer of shares.

**SECTION II - PUBLIC DISCLOSURE AND TRANSPARENCY**

**8. Information Disclosure Policy**

The Bank has established an information disclosure policy that was made public in the Annual Report in the part on Corporate Governance Practices at Akbank under the heading of Public Disclosure and Transparency; it has also been posted on the Bank's website. In accordance with this policy, the Bank's independently audited financial results are made public via a press bulletin on a quarterly basis and posted on the Bank's website.

Additionally, there is a Financial Announcements Calendar on the Bank's website to inform the public in advance about the information that is periodically released.

Persons responsible for executing the information disclosure policy:
Zafer Kurtul, President and CEO
Hayri Çulhacı, Executive Vice President in charge of Strategy and Corporate Communications

**9. Material Disclosures**

In 2007, the Bank made a total of 123 material disclosures, including one additional disclosure. The additional disclosure was requested by the Istanbul Stock Exchange.

The Bank's Level 1 ADRs are traded on the OTC market in the USA as well as on the IOB (London Stock Exchange). Significant information that could impact the price of

ADRs (such as dividend distribution dates and amounts, capital increases) is communicated to the Securities and Exchange Commission and made public through Bank of New York. In addition, any information that could prove to be important is posted on the Akbank website in English. All foreign disclosures are initially made to the Istanbul Stock Exchange. No sanctions have been imposed against the Bank for not making prompt material disclosures.

**10. Internet Website and Its Contents**

**The Bank's website address is www.akbank.com. Of the information listed in Article 1.11.5 of Section II of the Corporate Governance Principles of the Capital Markets Board, those that are posted on Akbank's website are as follows:**

- Corporate Governance Principles Report
- Commercial registry information
- Shareholder and management structure
- Updated Articles of Association
- Material disclosures
- Annual Reports, periodic financial statements and reports
- Agendas and minutes of General Assembly Meetings
- Proxy voting forms
- Frequently asked questions

In addition to the types of information listed in Article 1.11.5 of Section II of the Corporate Governance Principles of the Capital Markets Board, topics cited in the Bank's information disclosure policy are posted on the Akbank website.

**11. Disclosure of Real Person(s) as Ultimate Controlling Shareholder(s)**

No real person is the ultimate controlling shareholder at the Bank, nor do any of the Bank's shareholders hold shares exceeding 5% of the Bank's outstanding shares.

The Bank's shareholder structure is disclosed in the Annual Reports as well as on the website.

**12. Disclosure of Persons with Access to Insider Information**

**No separate list specifying the persons who have access to insider information is disclosed. The names of the Members of the Board of Directors and Executive Management who could be in such a position are disclosed in Annual Reports and on the website. In addition to these persons, the following are considered to be in a position to obtain insider information:**

**A. Cenk Göksan,** Senior Vice President, Investor Relations Department

**Emine Toprak Çeppioğlu,** Vice President, Financial Control and International Reporting Department

**Arbil Öztozlu,** Manager, Investor Relations Department

## SECTION III - STAKEHOLDERS

**13. Informing Stakeholders**

As stated in the vision, mission and goals section of the Annual Report, supporting the development of employees to achieve motivation and job satisfaction is among the Bank's primary goals. Akbank's written and spoken principles, code of conduct and aspects governing relationships with persons and institutions, both internal and external to the Bank, known to the entire Bank staff, have been compiled and put into written form under the title Ethical and Professional Principles. This document can be accessed on the Bank's Turkish and English website.

Ethical and Professional Principles aim to regulate the conduct and behavior of Akbank employees at all levels as well as their relationships with individuals and institutions within or outside the Bank. Approved on September 26, 2003 by resolution No. 8783 of the Board of Directors, all employees are expected to observe this body of rules and principles and fully comply with them in the course of their high performance in their duties. Naturally, the employees shall act with due diligence in line with the basic rules and principles in any situation not included in the document cited above.

A Corporate Portal has been created as an in-house information sharing system. All announcements are transferred from a paper medium into this system and conveyed to all employees. In addition, certain social activities can be followed via this portal. Since access to all corporate information can be accomplished over this system, employees can instantly access the information they seek from different entry points utilizing various key search words in the most effective manner. This helps boost employee satisfaction and prevents loss of time and effort.

The Corporate Portal aims not only to cut costs and provide faster communications, but also to foster the development of a common corporate culture.

**14. Participation of Stakeholders in Management**

In order to establish effective and efficient labor relations and create team spirit, efforts are undertaken to increase communication between staff members. Participation in management is always encouraged and employees' suggestions for improving the Bank's business are collected via the suggestion system, evaluated carefully and rewarded.

**15. Human Resources Policy**

In order to ensure Akbank's sustainable success in the changing, developing and competitive business environment of the present and the future, the mission of Akbank Human Resources Department is to orient the Bank's organizational structure, functioning, human resources and business strategies in line with the goals of the Bank. The goal of the human resources policy is to maximize the competencies and efficiency of the employees and ensure that they are fully reflected in the business results. To that end, the key issues Akbank focuses on are recruiting the best candidates, constantly improving the Bank's corporate culture and its approach to business conduct, making effective and appropriate investments in the human resources based on the Bank's goals and strategies, participatory career planning, transparent and just performance management based on goals and competence, as well as rewarding that encourages and supports superior performance.

Organized in line with the organization, needs and expectations of the Bank's other departments in order to perform relations with employees, the Human Resources Department provides the necessary support to relevant departments on all issues relating to human resources.

Banksis, the Bank and Insurance Employees Union, has also been instrumental in implementing all employee relations. Pecuniary rights of and other administrative issues with the employees represented by Banksis are regulated by the collective bargaining agreements between the Bank and the Union that are undertaken every other year.

No complaints have been received from employees concerning discrimination. As one of the issues the Bank and the HR Department are most sensitive about, it has been announced to all employees within the framework of the non-discrimination

principle in the Ethical and Professional Principles document. All Akbank employees act with due diligence in order to avoid causing such a situation.

**16. Information on Relations with Customers and Suppliers**

Relationships with customers have been taken up as a separate section in the Bank's Ethical and Professional Principles document. Relations with customers should be conducted as follows:

Our employees;

- Are aware that one of the most important factors in beating the competition is to provide the best service to the customers.
- Refer the issue to the person or unit in charge when they are confronted with a task, transaction or request that is beyond their authority, responsibility or sphere of knowledge.
- Pay special attention to customer complaints resulting from circumstances beyond their control, try to resolve the customers' problems within the general principles and the Bank's procedures, expend efforts and take measures in order to prevent the same issue from arising again.
- Collect interest, commissions, fees, etc. for each transaction executed and each service provided in keeping with the Bank's procedures and communiqués and record all monetary collections immediately and unconditionally. Do not carry out any transactions that must be performed by the customers themselves, not even with the customers' authorization.
- Perform any transaction on behalf of the customer only within the scope of clear and unambiguous instructions from the customer.

Another group of stakeholders for whom Akbank has set performance criteria is the suppliers. In order to create clear mutual understanding, the Bank shares the performance criteria with its suppliers. All suppliers are offered equal opportunities and compliance of the suppliers with social standards is monitored.

**17. Social Responsibility**

Akbank believes that social responsibility and sustainable development are important parts of its corporate culture, identity and business habits. Akbank has always believed in creating long-term value and that long-term success and social responsibility are a part of the whole.

Since the day of its inception, Akbank's social responsibility philosophy has naturally matured. Adopting the best corporate governance policies within the competitive environment, Akbank developed environmentally friendly policies in addition to governance and human resources policies as well as products and services. Akbank's social responsibility and sponsorship activities were designed to meet the primary needs of Turkey and contribute to its cultural development.

By joining the United Nations Global Compact on November 12, 2007, Akbank raised its approach toward social responsibility to parallel international standards. As the only Turkish bank that signed the United Nations Global Compact that includes the ten basic principles recommended for maintaining the global economy at a sustainable development pace and transforming it into a process that benefits the whole humanity, Akbank has become the sector leader on this issue as well. Consequently, Akbank added a deeper, broader and more integrated perspective to its traditional economic, societal and environmental social responsibility approach. Akbank targets enhanced sustainable development by the employees through the adaptation efforts undertaken within the scope of the United Nations Global Compact.

In an attempt to cut down on bureaucracy, Akbank reduced the number of its organizational levels from 13 to nine. Enhancing governance and communication while acting in an environmentally sensitive manner, Akbank saved significant amount of paper thanks to the Corporate Portal created as an intranet environment for the Bank's employees.

Fully aware of its role as an exemplary corporate citizen within the framework of social responsibility principle, Akbank provides great support to the formation of the Make a Wish Foundation, in Turkey, which is already established in over 30 countries around the world. Support for children fighting life-threatening disease and never abandoning them during the treatment process, Akbank has assumed major sponsorship of the Make A Wish Foundation in Turkey. Akbank regards children as a guarantee for the country's future and facilitates the wishes of these children, helping to make their dreams come true in magical circumstances.

For years, Akbank has been adding value to life through its Akbank and Arts platform. A major project undertaken within this scope has been the activities of the Akbank Children's Theatre in recognition of 35th years since its establishment. With its "35 Play Road Show in 35 Cities in its 35th Year" and with the participation of the employees and customers of the Bank as well, Akbank Children's Theatre reached thousands of children in Turkey who had never experienced theatre before. More than 20,000 children attended the plays performed to contribute to the artistic and personal development of school-age children. Akbank's other contributions to culture and arts are presented in the "Akbank Art Center" section of this Annual Report.

In addition to the culture and arts activities administered by Akbank and Arts, Akbank has adopted youth, innovation and entrepreneurship as part of its corporate culture and identified them as areas of social leadership. In line with these leadership areas and as the founding member of Endeavor Turkey, an association that supports effective entrepreneurship throughout the world, Akbank supports the innovative projects that contribute to Turkey's economy. Again during 2007, Akbank provided support for the "İşe Dönüşen, İşi Büyüten Fikirler" (Business-Creating, Business-Growing Ideas) project of Sabancı University's Entrepreneur Development Program in which the participants took courses primarily in business planning, but also in entrepreneurship, leadership and marketing. Through the MBA Tour - Business Life Seminars organized within the scope of Akbank's support for youth, members of Akbank's executive management got together with students from 14 universities in Istanbul to increase awareness of innovation. Akbank's support for the youth is continuing with "Bir Fikrin mi Var" (Do You Have an Idea?), which is an entrepreneurship competition jointly organized by Bilkent University geared toward all university students in Turkey.

## SECTION IV - BOARD OF DIRECTORS

**18. Structure and Composition of the Board of Directors and Independent Members**
**Erol Sabancı**, Chairman of the Board of Directors and Managing Director
**Akın Kozanoğlu**, Vice Chairman of the Board of Directors and Executive Director
**Suzan Sabancı Dinçer**, Managing Director
**Bülent Adanır**, Managing Director
**Sir Winfried Bischoff**, Member
**Özen Göksel**, Member
**Hikmet Bayar**, Member
**Aydın Günter**, Member
**Yaman Törüner**, Member
**Zafer Kurtul**, Member, President and CEO

Members of the Board of Directors are elected for three-year terms and their terms have not expired.

Members of the Board of Directors have been granted the authority by the General Assembly to undertake transactions stipulated in Articles 334 and 335 of the Turkish Commercial Code.

There are five executive and five non-executive members on the Board of Directors.

**19. Qualifications of the Members of the Board of Directors**
The minimum requirements sought for the Members of the Board of Directors are identical with those stipulated in Articles 3.1.1, 3.1.2 and 3.1.5 of Part IV of the Corporate Governance Principles of the Capital Markets Board and the principles regarding this issue are included in the Bank's Articles of Association.

**20. The Bank's Mission, Vision and Strategic Goals**
Akbank Board of Directors has clearly and comprehensibly formulated the vision, mission and short and long-term strategic goals of Akbank as presented in the Annual Report. The Articles of Association state that the duties and responsibilities of the Board of Directors are subject to the principles stipulated in the provisions of the Turkish Commercial Code, the Banking Law and the provisions of the Articles of Association. The Articles of Association also obligate the Board of Directors to meet at least once a month and establish the circumstances thereof clearly. At its meetings, the Board of Directors monitors the Bank's progress in light of its strategic objectives and evaluates its performance.

The Board of Directors approves the annual budget of the Bank and its strategic plan. The Board closely monitors the budgeted and the realized figures, gathers information regarding deviations and follows up on its decisions. Should there be significant deviations in macroeconomic indicators from those expected in the budget, the budget is revised and resubmitted for approval to the Board of Directors. The Board of Directors monitors strategic objectives, budget targets and budget realizations on a daily, weekly or monthly basis depending on the nature of the issues under scrutiny. In addition to paper reports, the Board has access to the Bank's financial statements, various financial and non-financial indicators by customer, branch and business unit or for the Bank as a whole through the Executive Information System.

**21. Risk Management and Internal Control Mechanism**
The Board of Directors and the Executive Management are responsible for developing risk management policies and strategies. These policies are reviewed periodically in light of changing market conditions at the daily Asset-Liability Committee meetings and the monthly Executive Risk Committee meetings as well as at the meetings of the Board of Directors.

The CEO is responsible for ensuring that the Bank's units operate in line with the risk management policies and strategies set by the Board of Directors. In addition, internal control activities as well as internal audit activities performed periodically throughout the year also carry out the necessary controls for compliance with the policies and strategies.

Akbank's Board of Directors, through the Executive Risk Committee, is heavily involved in the risk management process by developing strategies, policies, limit systems and procedures to be pursued, both on a consolidated and non-consolidated basis. The Executive Risk Committee holds monthly meetings to review the Bank's position and other developments in the economy.

The Audit Board, which is responsible for the internal audit system and the Internal Control Center, bearing responsibility for the Bank's internal control system, report directly to the Board of Directors.

The Audit Committee's evaluation report is presented in the relevant section on pages 50-51 of the Annual Report.

**22. Duties and Responsibilities of the Members of the Board of Directors and Executives**
The Bank's administrative structure and organization are stipulated in Section 3 of the Articles of Association. This section characterizes the duties and responsibilities of the Board Members and executives. Pursuant to the provisions included therein, the duties and responsibilities of the Board of Directors are subject to the principles stipulated in the provisions of the Turkish Commercial Code and the Banking Law and to the provisions of the Bank's Articles of Association. The Board of Directors is authorized to make decisions on matters other than those that are exclusively within the authority of the General Assembly, to use the powers of settlement, release of debt, arbitration and waiver irrevocably and to resolve on matters that fall or are left outside the powers of the Credit Committee and the CEO or the person charged with the CEO's duties.

The Board of Directors may perform these duties itself as well as delegating all or part of these duties that it deems susceptible to and appropriate for delegation to the Credit Committee, or a Managing Director, or any committee(s) or commission(s) it is authorized to set up as per the provisions of the Articles of Association or to the Bank's CEO.

**23. Operating Principles of the Board of Directors**
A secretariat has been set up for the purpose of informing and communicating with the Members of the Board of Directors. The Board meets at least twelve times a year. The agenda is determined based on evaluations by the Board of the proposals made by the CEO and according to the Bank's results. The agenda is communicated to the Members of the Board prior to the meeting. Attendance in-person by the Board Members is required when the issues

stipulated in Article 2.17.4 of Section IV of the Corporate Governance Principles of the Capital Markets Board are on the agenda.

For a resolution to be passed by the Board of Directors, the necessary quorum is the presence of more than half the members of the Board of Directors. A simple majority of the members in attendance is sufficient to adopt resolutions. Deliberations of the Board of Directors are regularly recorded by a secretary to be selected either from among the Members or from outside the Board. The minutes must be signed by the Members present and should there be any dissenting views regarding the resolution(s), the reason must be recorded in the minutes and signed by the dissenting Member(s). The validity of the resolution(s) is predicated upon their being written up and signed. The procedures regarding the recording of the minutes for resolutions is stipulated in Articles 31 (quorum for the gathering and resolutions of the Board of Directors) and 32 (minutes of Board resolutions) of Section 3 (the administrative structure and organization of the Bank) of the Articles of Association.

No Member of the Board of Directors has a right to a weighted vote and/or veto power.

**24. Prohibition from Doing Business with the Bank and Non-Compete Clause**
Pursuant to Article 32 of the Articles of Association, members of the Board of Directors cannot undertake commercial transactions with the Bank in areas where the Bank is actively engaged either in person or by proxy, unless they have received the approval of the General Assembly. The provisions of Article 335 of the Turkish Commercial Code pertaining to the non-compete clause and the provisions of the Banking Law are reserved.

Members of Akbank's Board of Directors did not engage in any business transactions with the Bank in the course of 2007.

**25. Rules of Ethics**
A separate document, Ethical and Professional Principles, has been drafted by the Bank based on the seven invariable principles of corporate culture and governance (integrity, credibility, non-discrimination, compliance, confidentiality, transparency and social responsibility). This document has been disclosed to Bank employees and to the public.

**26. Number, Composition and Independence of Committees Formed by the Board of Directors**
In keeping with the legal requirements, Akbank has an Audit Committee composed of two members from the Board of Directors. Responsible for assisting the Board of Directors in its auditing and supervision activities, the Audit Committee is charged with overseeing the functioning and adequacy of the internal systems as well as the accounting and reporting systems.

In keeping with legal requirements, a Credit Committee composed of two members of the Board of Directors and the CEO monitors the lending process at Akbank. The Credit Committee is the ultimate decision-making body for loan allocation and reviews each loan application processed by the Head Office to ensure that it conforms to legislation and regulations, banking principles and the Bank's goals and loan policies.

Akbank has established an Executive Risk Committee even though there is no legal requirement to do so. Akbank's Board of Directors, through the Executive Risk Committee, is heavily involved in the risk management process by developing strategies, policies, limit systems and procedures to be pursued, both on a consolidated and non-consolidated basis.

The Executive Risk Committee holds monthly meetings to review the Bank's position and other developments in the economy.

Although there is no legal requirement to do so, Akbank has also formed an Asset-Liability Committee (ALCO). Responsible for daily liquidity and cash management, ALCO meets daily to take up developments in the economy and the markets. Additionally, the development of investment, pricing and funding strategies are among the ALCO's responsibilities.

The Bank's Board of Directors did not deem it necessary to form a Corporate Governance Committee because the Board is directly involved with the implementation of, and compliance with, corporate governance principles.

**27. Remuneration of the Board of Directors**
Article 37 of the Articles of Association states: "The General Assembly shall determine, under these Articles of Association a monthly fee or remuneration for members of the Board of Directors." Furthermore, Ordinary General Assembly Meeting resolutions stipulate the portion of the Bank's profit to be distributed to the Chairman and the Members of the Board of Directors. Executive Members are also paid 12 monthly salaries and four bonus payments per year. The Board of Directors determines these salaries annually.





"First I wanted to be a police officer, then I decided to become a flight attendant. Now I certainly know what I would like to be... A theatre actor..."

# FINANCIAL INFORMATION AND RISK MANAGEMENT

AKBANK IS PLANNING TO USE ITS COMPLIANCE WITH BASEL II AS A COMPETITIVE ADVANTAGE. COMPLIANCE WITH BASEL II WILL FORM THE BASIS FOR EFFECTIVE RISK MANAGEMENT ENSURING CREDIT AND THUS ASSET QUALITY TO BE AT THE HIGHEST LEVEL AND PROVIDING A STRONG COLLATERAL STRUCTURE AS WELL.

## ASSESSMENT OF FINANCIAL POSITION, PROFITABILITY AND DEBT SERVICING CAPACITY

Akbank is performing its operations with high profitability and is strengthening its equity capital. A very small portion of the Bank's equity capital is tied down in fixed investments such as fixed assets and subsidiaries, with free equity capital standing at quite high levels and invested in interest-earning assets. Thanks to effective risk management, Akbank's capital adequacy standard ratio stands significantly above the minimum set by the relevant legislation; the Bank is capable of servicing its debt due to the ample liquidity it enjoys.

**Strong Capital Adequacy**
(As of December 31, 2007)

| | BASEL I | BASEL II |
|---|---|---|
| Market Risk | Standard | Internal |
| Credit Risk | Standard | Internal |
| Operational Risk | - | Standard |
| Capital Adequacy Ratio | | |
| Non-consolidated | 18.9% | 31.0% |
| Consolidated | 18.0% | - |

Akbank is planning to use its compliance with Basel II as a competitive advantage. Compliance with Basel II will ensure credit quality as well as asset quality at the highest level and a strong collateral structure, forming a basis for effective risk management.

## RISK MANAGEMENT POLICIES

The management of risk with predictive power and professional skill has, from day one, been one of the most important competencies established within Akbank's corporate culture. The cautious approach pursued in the domain of risk is also consistent with long-term banking strategies.

An integral part of Akbank's operations, risk management has a direct impact on all administrative units. Risk management activities require that risk be identified, measured, consolidated and managed. Risk management policies aim to analyze and monitor risk within acceptable limits.

### Risk Management Principles

**Fundamental principles of Akbank's risk management philosophy:**

- Managing and effectively monitoring market and credit risk, operational risk and other kinds of banking risk, providing for appropriate distribution of capital among the business units,
- Managing risk in a forward-looking manner, determining risk and analyzing it from the beginning with the help of steering risk strategies, models and parameters,
- Establishing the risk management system with a structure that is independent from business units,
- Considering risk management system as part of the Bank's organization and integrating it into the system,
- Reporting all risk,
- Offering the maximum added value in the long-run to the shareholders, customers and employees,
- Being prepared for change and learning with the aim of keeping abreast of rapidly changing market conditions,
- Being financially reliable and strong, establishing business relations with shareholders and customers that will last for many years by creating the image of a financial institution to stay in the sector permanently,
- Compliance with Basel II as well as other international guiding principles.

### The Basel II Framework

Project work is ongoing within the framework of compliance with the New Capital Adequacy Accord (Basel II).

### Key Responsibilities

The Board of Directors is in charge of formulating the Bank's fundamental approach to risk, risk principles and risk-taking level. The Board manages risk via two important committees: The Asset-Liability Committee (ALCO) and the Executive Risk Committee (ERC).

Responsible for managing daily liquidity and cash management, the ALCO meets daily to take up recent developments in the economy and the markets. Among the responsibilities of the ALCO is the development of investment, pricing and funding strategies.

For its part, the ERC is charged with formulating risk policies, determining methods to measure and manage risk plus setting appropriate risk limits and monitoring them. All the formulated risk policies are put into written form and integrated into the overall long-term strategy of the Bank.

### Risk Categories

The most important types of risk are credit risk, market risk, operational risk and asset and liability risk.

### Credit Risk

Credit risk is the risk exposure that arises from the possibility of failure of a customer or counterparty to meet the obligations they had earlier agreed upon. Inevitably inherent in all products ranging from loans placed with customers and commitments to letters of credit, credit risk is managed at Akbank with the help of detailed credit policies and procedures.

Assessing credit quality, Akbank assigns an internal rating to all borrowers and other counterparties.

**Akbank's Credit Rating System**

- **Corporate and Commercial Loans Rating System**
  Designed by Dun & Bradstreet, the system was initially developed as a judgmental model, but was transformed into an advanced non-linear statistical model in 2005.

- **Small Business Loans Rating System**
  Designed by Dun & Bradstreet, the system was developed as a judgmental model and consists of two rating scorecards for micro enterprises and SME sub-segments. The scorecards also include a behavioral module.

- **Consumer Loans Rating System**
  Designed by Fair Isaac, the system consists of three application and four behavioral rating scorecards.

- **Credit Cards Rating System**
  Designed by Fair Isaac, the system consists of application and behavioral rating scorecards.

**Market Risk**
Market risk exposure arises from fluctuations in foreign exchange rates, interest rates and stock prices. The market risk of the trading portfolio is measured using the Value at Risk (VaR) approach.

The VaR model is based on the assumptions of a 99% confidence interval and a 10-day holding period. VaR analyses are reported daily to the executive and are supported by scenario analyses and stress testing.

**Operational Risk**
Operational risk management is performed by a triple management system composed of the Risk Management Department, the Internal Control Center and the Audit Board within a system of comprehensive policies and procedures that are regularly updated in line with the products and services that are prepared, modified and improved along the lines of the Bank's structure and activities.

Operational risk is measured utilizing the fundamental indicator approach.

**Asset and Liability Risk**
Asset and liability risk is managed through the decisions made at ALCO's daily and weekly meetings. The ALCO sets strategies for liquidity management and determines the position the Bank will take according to the daily movements of interest rates and foreign exchange rates. The ALCO also develops hedging strategies to respond to unexpected and adverse changes.

The assessment of the Audit Committee concerning the functioning and the 2007 activities of the internal control, internal audit and risk management systems are presented on page 51 of this Annual Report.

**The Importance of Preventing Money Laundering and Financing of Terrorism**
Akbank is implementing an effective strategy regarding the struggle against the laundering of proceeds from illicit activities and black money as well as financing of terrorism. To this end, in addition to complete compliance with domestic legislation, the Bank pursues an approach open to international cooperation and conforms to international regulations and standards. As part of this understanding, Akbank has put its policies in written form and published "The Importance of Combating Money Laundering and the Financing of Terrorism - A Guide on Policies and Principles."

All employees of Akbank's branches and subsidiaries have attended comprehensive and regular training programs that cover the handling of such risk in the banking system. Business processes are effectively kept under control and supervision with the help of technological tools.

**INTERNATIONAL RECOGNITION**
According to the Standard and Poor's Survey on Compliance with Corporate Governance Principles, Akbank is the leading bank in Turkey in the areas of transparency and information disclosure.

This study covered 51 publicly traded companies in three categories. The main areas assessed by the survey were ownership structure and investor relations, financial transparency and information disclosure and board of directors, management structure and processes.

# FIVE-YEAR SUMMARY FINANCIAL STATISTICS

**Akbank is the first bank to:**
- Publicly disclose its dividend policy (2003)
- Disclose its Corporate Governance Principles in its Annual Report (2003)
- Disclose its Corporate Governance Principles on its website (2004)
- Buy back its founders' shares (2005)

**Five-Year Summary Non-consolidated Financial Statistics (YTL millions)**

| | 2003* | 2004* | 2005 | 2006 | 2007 |
|---|---|---|---|---|---|
| Total Assets | 33,565 | 34,913 | 52,476 | 57,248 | 68,205 |
| Deposits | 21,908 | 20,045 | 31,735 | 34,202 | 41,044 |
| Loans | 10,119 | 13,141 | 22,366 | 28,337 | 37,016 |
| Shareholders' Equity | 5,741 | 6,227 | 6,383 | 7,041 | 10,601 |
| Net Profit | 1,508 | 1,021 | 1,467 | 1,600 | 1,994 |

**Five-Year Summary Consolidated Financial Statistics (YTL millions)**

| | 2003* | 2004* | 2005 | 2006 | 2007 |
|---|---|---|---|---|---|
| Total Assets | 33,695 | 35,677 | 55,174 | 60,320 | 72,103 |
| Deposits | 21,891 | 20,373 | 32,247 | 35,959 | 43,635 |
| Loans | 10,125 | 13,426 | 22,883 | 30,313 | 39,882 |
| Shareholders' Equity | 5,777 | 6,246 | 6,506 | 7,185 | 10,632 |
| Net Profit | 1,524 | 1,007 | 1,490 | 1,580 | 2,041 |

* The figures are expressed in terms of the purchasing power of the Turkish lira on December 31, 2004.

Note: The financial information pertaining to the years 2005, 2006 and 2007 are calculated according to the Turkish Accounting Standards practices, which came into effect as of year-end 2006.

# STATUTORY AUDITORS' REPORT

To the General Assembly of Akbank Incorporated,

The Balance Sheet and the Profit and Loss Statement of the Bank have been examined and audited by us in conformity with the Banking Law No. 5411 and the Articles of Association.

The position of the Bank complies entirely with the provisions of the Banking Law and other relevant legislation.

We kindly recommend a resolution by the Grand Assembly to approve and certify the submitted Balance Sheet and the Profit and Loss Statement.

**Statutory Auditor**
M. Nedim Bozfakıoğlu

**Statutory Auditor**
Mevlüt Aydemir

CONVENIENCE TRANSLATION OF PUBLICLY ANNOUNCED UNCONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT ORIGINALLY ISSUED IN TURKISH, SEE NOTE I.b OF SECTION THREE

# AKBANK T.A.Ş.

## PUBLICLY ANNOUNCED UNCONSOLIDATED FINANCIAL STATEMENTS TOGETHER WITH INDEPENDENT AUDITOR'S REPORT AT 31 DECEMBER 2007

**Başaran Nas Yeminli Mali Müşavirlik A.Ş.**
**a member of**
**PricewaterhouseCoopers**
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

**CONVENIENCE TRANSLATION OF**
**THE INDEPENDENT AUDITOR'S REPORT**
**ORIGINALLY PREPARED AND ISSUED IN TURKISH**

**To the Board of Directors of Akbank T.A.Ş.:**

We have audited the accompanying unconsolidated balance sheet of Akbank T.A.Ş. ("the Bank") at 31 December 2007 and the related unconsolidated statements of income, cash flows and changes in shareholders' equity for the year then ended and a summary of significant accounting policies and other explanatory notes to the financial statements.

**Disclosure for the responsibility of the Bank's Board of Directors:**

The Bank's Board of Directors is responsible for establishing and maintaining effective internal control over financial reporting to prevent the misstatements caused by error or fraud, that are material to the financial statements; and for selecting and applying appropriate accounting policies in compliance with the "Regulation on Accounting Applications for Banks and Safeguarding of Document" published on the Official Gazette No.26333 dated 1 November 2006, Turkish Accounting Standards, Turkish Financial Reporting Standards and other regulations, interpretations and circulars published or declared by the Banking Regulation and Supervision Agency (the "BRSA") on accounting and financial reporting principles.

**Disclosure for the Responsibility of the Authorized Audit Firm:**

Our responsibility, as independent auditors, is to express an opinion on these financial statements based on our audit. Our independent audit has been implemented in accordance with the Regulation on Authorisation and Activities of Institutions to Conduct Independent Audit in Banks published on the Official Gazette No.26333 dated 1 November 2006. We planned and conducted our audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. Our audit includes using the audit techniques for the purpose of obtaining evidence supporting the amounts and disclosures in the financial statements; the selection of these audit techniques is made in accordance with our professional judgment by taking the effectiveness of the controls over financial reporting process into consideration and assessing the appropriateness of the applied accounting policies. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion stated below.

**Independent Auditors' Opinion:**

In our opinion, the accompanying unconsolidated financial statements present fairly, in all material respects, the financial position of Akbank T.A.Ş. at 31 December 2007 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles and standards set out by regulations in conformity with article 37 of the Banking Act No.5411 and other regulations, communiques, interpretations and circulars published by the BRSA on accounting and financial reporting principles.

**Additional paragraph for convenience translation:**

As explained in detail in Note I.b. of Section Three, the effects of differences between accounting principles and standards set out by regulations in conformity with article 37 of the Banking Act No. 5411, accounting principles generally accepted in countries in which the accompanying unconsolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in the accompanying unconsolidated financial statements. Accordingly, the accompanying unconsolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

Başaran Nas Yeminli
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Adnan Nas, YMM
İstanbul, 15 February 2008

# THE UNCONSOLIDATED FINANCIAL REPORT OF AKBANK T.A.Ş. AS OF 31 DECEMBER 2007

Address : Sabancı Center 34330, 4. Levent/Istanbul
Telephone: (0 212) 385 55 55
Fax : (0 212) 269 73 83
Website : www.akbank.com
E-mail : hizmet@akbank.com

The unconsolidated financial report includes the following sections in accordance with the "Communiqué on the Financial Statements and Related Explanation and Notes that will be Publicly Announced" as sanctioned by the Banking Regulation and Supervision Agency.

- **Section One** - GENERAL INFORMATION ABOUT THE BANK
- **Section Two** - UNCONSOLIDATED FINANCIAL STATEMENTS OF THE BANK
- **Section Three** - EXPLANATIONS ON ACCOUNTING POLICIES APPLIED IN THE RELATED PERIOD
- **Section Four** - INFORMATION RELATED TO FINANCIAL POSITION OF THE BANK
- **Section Five** - EXPLANATIONS AND NOTES RELATED TO UNCONSOLIDATED FINANCIAL STATEMENTS
- **Section Six** - OTHER EXPLANATIONS AND NOTES
- **Section Seven** - EXPLANATIONS ON INDEPENDENT AUDITOR'S REPORT

The accompanying audited unconsolidated financial statements and notes to these financial statements which are expressed, unless otherwise stated, in thousands of New Turkish Lira ("YTL"), have been prepared based on the accounting books of the Bank in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards, and the related appendices and interpretations on these, and are independently audited.

15 February 2008

| | | | | | |
|---|---|---|---|---|---|
| Erol SABANCI<br>Chairman of the Board of Directors (OBO) | Akın KOZANOĞLU<br>Head of the Audit Committee | Aydın GÜNTER<br>Member of the Audit Committee | Zafer KURTUL<br>President | K. Atıl ÖZUS<br>Executive Vice President | Emine T. ÇEPPİOĞLU<br>Manager |

Contact information of the personnel in charge of addressing questions regarding this financial report.

Name-Surname/Title : Emine T. ÇEPPİOĞLU/Manager
Phone No : (0 212) 385 55 55
Fax No : (0 212) 325 12 31

**SECTION TWO**

**Unconsolidated Financial Statements of the Bank**



**SECTION THREE**

**Accounting Policies**



**SECTION FOUR**

**Information Related to Financial Position of the Bank**



**SECTION FIVE**

**Information and Disclosures Related to Unconsolidated Financial Statements**



**SECTION SIX**

**Other Explanations**



**SECTION SEVEN**

**Explanations on Independent Audit Report**

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**SECTION ONE**
**GENERAL INFORMATION ABOUT THE BANK**

### I. BANK'S FOUNDATION DATE, START-UP STATUS, HISTORY REGARDING THE CHANGES IN THIS STATUS:

Akbank T.A.Ş. ("the Bank" or "Akbank") was established on 30 January 1948 as a private commercial bank, in accordance with the decision of the Council of Ministers, No.3/6710 and is authorized to perform all economic, financial and commercial activities allowed by the laws of the Turkish Republic("T.C."). The status of the Bank has not changed since its foundation.

### II. EXPLANATION ABOUT THE BANK'S CAPITAL STRUCTURE, SHAREHOLDERS OF THE BANK WHO ARE IN CHARGE OF THE MANAGEMENT AND/OR AUDITING OF THE BANK DIRECTLY OR INDIRECTLY, CHANGES IN THESE MATTERS (IF ANY) AND THE GROUP THE BANK BELONGS TO:

The Bank's shares have been quoted on the Istanbul Stock Exchange ("ISE") since 1990. In 1998, 4,03% of the outstanding share capital of the Bank was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipts ("ADRs"). As of 31 December 2007, approximately 25% of the shares are publicly traded, including the ADRs (31 December 2006: 32%).

The major shareholder of the Bank, directly or indirectly, is Sabancı Group.

### III. EXPLANATION ON THE BOARD OF DIRECTORS, MEMBERS OF THE AUDIT COMMITTEE, PRESIDENT AND EXECUTIVE VICE PRESIDENTS, IF AVAILABLE, SHARES OF THE BANK THEY POSSESS:

| Title | Name | Responsibility | Education |
|---|---|---|---|
| **Chairman:** | Erol SABANCI | Chairman and Managing Director | Undergraduate |
| **Board of Directors:** | Akın KOZANOĞLU | Vice Chairman and Executive Director | Graduate |
| | Suzan SABANCI DİNÇER | Managing Director | Graduate |
| | Bülent ADANIR | Managing Director | Graduate |
| | Özen GÖKSEL | Member | Undergraduate |
| | Sir Winfried Franz Wilhelm BISCHOFF | Member | Undergraduate |
| | M. Hikmet BAYAR | Member | Undergraduate |
| | Aydın GÜNTER | Member | Undergraduate |
| | Yaman TÖRÜNER | Member | Undergraduate |
| | Zafer KURTUL | President and CEO | Graduate |
| **President and CEO:** | Zafer KURTUL | President and CEO | Graduate |
| **Director of Internal Audit:** | Eyüp ENGİN | Head of Internal Audit | Undergraduate |
| **Executive Vice Presidents:** | Hayri ÇULHACI | Strategy and Corporate Communication | Graduate |
| | Zeki TUNCAY | Support Services | Undergraduate |
| | Nuri AKSOY | Loans Follow Up | Undergraduate |
| | Ziya AKKURT | Corporate Banking | Undergraduate |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

| Title | Name | Responsibility | Education |
|---|---|---|---|
| **Executive Vice Presidents (Continued):** | Reşit TOYGAR | Treasury | Graduate |
| | M. Fikret ÖNDER | Private Banking | Graduate |
| | Sevilay ÖZSÖZ | Operations | Undergraduate |
| | S. Hakan BİNBAŞGİL | Retail Banking | Graduate |
| | Esra BOZKURT | Human Resources | Undergraduate |
| | Alpaslan ÖZLÜ | Information Technology | Graduate |
| | Ferda BESLİ | Commercial Banking | Undergraduate |
| | Ahmet Fuat AYLA | Corporate and Commercial Loans | Undergraduate |
| | Halit Haydar YILDIZ | Retail Loans | Graduate |
| | Hülya KEFELİ | International Banking | Undergraduate |
| | K. Atıl ÖZUS | Financial Coordination | Undergraduate |
| | A. Galip TÖZGE | Retail Branch Administration | Graduate |
| **Internal Audit Committee:** | Akın KOZANOĞLU | Head of the Audit Committee | Graduate |
| | Aydın GÜNTER | Member of the Audit Committee | Undergraduate |
| **Auditors:** | Mevlüt AYDEMİR | Auditor | Undergraduate |
| | Nedim BOZFAKIOĞLU | Auditor | Undergraduate |

The shares of the above individuals are insignificant in the Bank.

### IV. INFORMATION ON SHAREHOLDER'S HAVING CONTROL SHARES:

| Name/Commercial Title | Share Amounts (Nominal) | Share Percentages | Paid-in Capital (Nominal) | Unpaid Portion |
|---|---|---|---|---|
| Hacı Ömer Sabancı Holding A.Ş. | 941.384 | 31,38% | 941.384 | - |
| Citibank Overseas Investment Corporation | 600.000 | 20,00% | 600.000 | - |

As explained in Note V.b of Section Five, as of 9 January 2007, Citigroup Inc. became a 20% shareholder of the Bank.

### V. EXPLANATION ON THE BANK'S SERVICE TYPE AND FIELDS OF OPERATION:

The Bank's core business activities include retail banking, commercial banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (treasury transactions) and international banking services. In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş and AvivaSA Emeklilik ve Hayat A.Ş. As of 31 December 2007, the Bank has 715 branches dispersed throughout the country and 1 branch operating abroad (31 December 2006: 682 branches and 1 branches operating abroad).

As of 31 December 2007, the Bank employed 13.513 people (31 December 2006: 12.333).

## I. BALANCE SHEETS AS OF 31 DECEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira [YTL].)

| | ASSETS | Note (Section Five) | CURRENT PERIOD (31/12/2007) YTL | FC | Total | PRIOR PERIOD (31/12/2006) YTL | FC | Total |
|---|---|---|---|---|---|---|---|---|
| **I.** | **CASH BALANCES WITH CENTRAL BANK** | **(I-a)** | **402.697** | **2.359.737** | **2.762.434** | **1.494.827** | **3.047.940** | **4.542.767** |
| **II.** | **FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT or (LOSS) (Net)** | **(I-b)** | **72.972** | **4.770.018** | **4.842.990** | **53.184** | **6.556.392** | **6.609.576** |
| 2.1 | Trading Financial Assets | | 38.572 | 4.761.998 | 4.800.570 | 26.400 | 6.524.360 | 6.550.760 |
| 2.1.1 | Government Debt Securities | | 38.525 | 4.761.998 | 4.800.523 | 25.882 | 6.524.360 | 6.550.242 |
| 2.1.2 | Share Certificates | | 47 | - | 47 | 26 | - | 26 |
| 2.1.3 | Other Marketable Securities | | - | - | - | 492 | - | 492 |
| 2.2 | Financial Assets Designated at Fair Value through Profit or (Loss) | | - | - | - | - | - | - |
| 2.2.1 | Government Debt Securities | | - | - | - | - | - | - |
| 2.2.2 | Share Certificates | | - | - | - | - | - | - |
| 2.2.3 | Other Marketable Securities | | - | - | - | - | - | - |
| 2.3 | Trading Derivative Financial Assets | | 34.400 | 8.020 | 42.420 | 26.784 | 32.032 | 58.816 |
| **III.** | **BANKS** | **(I-c)** | **26.595** | **1.306.771** | **1.333.366** | **1.246** | **2.176.156** | **2.177.402** |
| **IV.** | **MONEY MARKETS** | | - | - | - | - | - | - |
| 4.1 | Interbank Money Market Placements | | - | - | - | - | - | - |
| 4.2 | Receivables from Istanbul Stock Exchange Money Market | | - | - | - | - | - | - |
| 4.3 | Receivables from Reverse Repurchase Agreements | | - | - | - | - | - | - |
| **V.** | **AVAILABLE-FOR-SALE FINANCIAL ASSETS (Net)** | **(I-d)** | **16.764.138** | **3.467.320** | **20.231.458** | **11.036.984** | **2.720.051** | **13.757.035** |
| 5.1 | Share Certificates | | 5.668 | 110 | 5.778 | 5.468 | 110 | 5.578 |
| 5.2 | Government Debt Securities | | 16.758.470 | 3.467.210 | 20.225.680 | 11.031.516 | 2.719.941 | 13.751.457 |
| 5.3 | Other Marketable Securities | | - | - | - | - | - | - |
| **VI.** | **LOANS** | **(I-e)** | **25.795.622** | **11.220.161** | **37.015.783** | **19.707.807** | **8.629.134** | **28.336.941** |
| 6.1 | Loans | | 25.795.622 | 11.220.161 | 37.015.783 | 19.707.807 | 8.629.134 | 28.336.941 |
| 6.1.1 | Loans to Bank's Risk Group | | 321.065 | 769.847 | 1.090.912 | 131.297 | 673.211 | 804.508 |
| 6.1.2 | Other | | 25.474.557 | 10.450.314 | 35.924.871 | 19.576.510 | 7.955.923 | 27.532.433 |
| 6.2 | Loans under Follow-up | | 961.981 | 45.519 | 1.007.500 | 564.306 | 29.265 | 593.571 |
| 6.3 | Specific Provisions (-) | | 961.981 | 45.519 | 1.007.500 | 564.306 | 29.265 | 593.571 |
| **VII.** | **FACTORING RECEIVABLES** | | - | - | - | - | - | - |
| **VIII.** | **HELD-TO-MATURITY SECURITIES (Net)** | **(I-f)** | - | - | - | - | - | - |
| 8.1 | Government Debt Securities | | - | - | - | - | - | - |
| 8.2 | Other Marketable Securities | | - | - | - | - | - | - |
| **IX.** | **INVESTMENTS IN ASSOCIATES (Net)** | **(I-g)** | - | - | - | - | - | - |
| 9.1 | Consolidated Based on Equity Method | | - | - | - | - | - | - |
| 9.2 | Unconsolidated | | - | - | - | - | - | - |
| 9.2.1 | Financial Investments in Associates | | - | - | - | - | - | - |
| 9.2.2 | Non-Financial Investments in Associates | | - | - | - | - | - | - |
| **X.** | **SUBSIDIARIES (Net)** | **(I-h)** | **225.210** | **543.939** | **769.149** | **220.673** | **681.376** | **902.049** |
| 10.1 | Financial Subsidiaries | | 225.210 | 543.939 | 769.149 | 220.673 | 681.376 | 902.049 |
| 10.2 | Non-Financial Subsidiaries | | - | - | - | - | - | - |
| **XI.** | **JOINT VENTURES (Net)** | | - | - | - | - | - | - |
| 11.1 | Consolidated Based on Equity Method | | - | - | - | - | - | - |
| 11.2 | Unconsolidated | | - | - | - | - | - | - |
| 11.2.1 | Financial Joint Ventures | | - | - | - | - | - | - |
| 11.2.2 | Non-Financial Joint Ventures | | - | - | - | - | - | - |
| **XII.** | **FINANCIAL LEASE RECEIVABLES (Net)** | | - | - | - | - | - | - |
| 12.1 | Financial Lease Receivables | | - | - | - | - | - | - |
| 12.2 | Operating Lease Receivables | | - | - | - | - | - | - |
| 12.3 | Other | | - | - | - | - | - | - |
| 12.4 | Unearned Income (-) | | - | - | - | - | - | - |
| **XIII.** | **HEDGING DERIVATIVE FINANCIAL ASSETS** | | - | - | - | - | - | - |
| 13.1 | Fair Value Hedge | | - | - | - | - | - | - |
| 13.2 | Cash Flow Hedge | | - | - | - | - | - | - |
| 13.3 | Foreign Net Investment Hedge | | - | - | - | - | - | - |
| **XIV.** | **PROPERTY AND EQUIPMENT (Net)** | **(I-i)** | **696.873** | **2.603** | **699.476** | **691.210** | **3.025** | **694.235** |
| **XV.** | **INTANGIBLE ASSETS (Net)** | **(I-j)** | **47.005** | - | **47.005** | **34.331** | - | **34.331** |
| 15.1 | Goodwill | | - | - | - | - | - | - |
| 15.2 | Other | | 47.005 | - | 47.005 | 34.331 | - | 34.331 |
| **XVI.** | **INVESTMENT PROPERTY (Net)** | | - | - | - | - | - | - |
| **XVII.** | **TAX ASSET** | | **13.244** | **1.519** | **14.763** | - | - | - |
| 17.1 | Current Tax Asset | | - | - | - | - | - | - |
| 17.2 | Deferred Tax Asset | (I-l) | 13.244 | 1.519 | 14.763 | - | - | - |
| **XVIII.** | **PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND RELATED TO DISCONTINUED OPERATIONS (Net)** | **(I-m)** | **3.650** | - | **3.650** | **3.279** | - | **3.279** |
| 18.1 | Held for Sale Purpose | | 3.650 | - | 3.650 | 3.279 | - | 3.279 |
| 18.2 | Related to Discontinued Operations | | - | - | - | - | - | - |
| **XIX.** | **OTHER ASSETS** | **(I-n)** | **470.131** | **14.545** | **484.676** | **90.212** | **100.435** | **190.647** |
| | **TOTAL ASSETS** | | **44.518.137** | **23.686.613** | **68.204.750** | **33.333.753** | **23.914.509** | **57.248.262** |

The accompanying explanations and notes form an integral part of these financial statements.

# I. BALANCE SHEETS AS OF 31 DECEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira [YTL].)

| | LIABILITIES | Note (Section Five) | CURRENT PERIOD (31/12/2007) YTL | FC | Total | PRIOR PERIOD (31/12/2006) YTL | FC | Total |
|---|---|---|---|---|---|---|---|---|
| **I.** | **DEPOSITS** | **(II-a)** | **25.369.361** | **15.674.920** | **41.044.281** | **19.187.921** | **15.013.585** | **34.201.506** |
| 1.1 | Deposits of Bank's Risk Group | | 596.995 | 658.339 | 1.255.334 | 538.464 | 345.767 | 884.231 |
| 1.2 | Other | | 24.772.366 | 15.016.581 | 39.788.947 | 18.649.457 | 14.667.818 | 33.317.275 |
| **II.** | **TRADING DERIVATIVE FINANCIAL LIABILITIES** | **(II-b)** | **56.840** | **30.184** | **87.024** | **16.756** | **29.436** | **46.192** |
| **III.** | **BORROWINGS** | **(II-c)** | **153.412** | **8.701.089** | **8.854.501** | **122.463** | **9.087.006** | **9.209.469** |
| **IV.** | **MONEY MARKETS** | | **4.414.565** | **-** | **4.414.565** | **4.920.666** | **-** | **4.920.666** |
| 4.1 | Funds from Interbank Money Market | | - | - | - | - | - | - |
| 4.2 | Funds from Istanbul Stock Exchange Money Market | | - | - | - | - | - | - |
| 4.3 | Funds Provided Under Repurchase Agreements | | 4.414.565 | - | 4.414.565 | 4.920.666 | - | 4.920.666 |
| **V.** | **MARKETABLE SECURITIES ISSUED (Net)** | | **-** | **-** | **-** | **-** | **-** | **-** |
| 5.1 | Bills | | - | - | - | - | - | - |
| 5.2 | Asset Backed Securities | | - | - | - | - | - | - |
| 5.3 | Bonds | | - | - | - | - | - | - |
| **VI.** | **FUNDS** | | **-** | **-** | **-** | **-** | **-** | **-** |
| 6.1 | Borrower Funds | | - | - | - | - | - | - |
| 6.2 | Other | | - | - | - | - | - | - |
| **VII.** | **MISCELLANEOUS PAYABLES** | | **916.096** | **10.358** | **926.454** | **762.359** | **17.208** | **779.567** |
| **VIII.** | **OTHER LIABILITIES** | **(II-d)** | **1.369.220** | **87.255** | **1.456.475** | **293.920** | **162.654** | **456.574** |
| **IX.** | **FACTORING PAYABLES** | | **-** | **-** | **-** | **-** | **-** | **-** |
| **X.** | **FINANCIAL LEASE PAYABLES (Net)** | **(II-e)** | **32.660** | **10.964** | **43.624** | **15.506** | **18.414** | **33.920** |
| 10.1 | Financial Lease Payables | | 36.556 | 12.287 | 48.843 | 19.758 | 21.386 | 41.144 |
| 10.2 | Operational Lease Payables | | - | - | - | - | - | - |
| 10.3 | Other | | - | - | - | - | - | - |
| 10.4 | Deferred Financial Lease Expenses (-) | | 3.896 | 1.323 | 5.219 | 4.252 | 2.972 | 7.224 |
| **XI.** | **HEDGING DERIVATIVE FINANCIAL LIABILITIES** | | **-** | **-** | **-** | **-** | **-** | **-** |
| 11.1 | Fair Value Hedge | | - | - | - | - | - | - |
| 11.2 | Cash Flow Hedge | | - | - | - | - | - | - |
| 11.3 | Foreign Net Investment Hedge | | - | - | - | - | - | - |
| **XII.** | **PROVISIONS** | **(II-f)** | **406.660** | **89.406** | **496.066** | **355.308** | **6.523** | **361.831** |
| 12.1 | General Loan Loss Provision | | 187.328 | 88.366 | 275.694 | 181.233 | - | 181.233 |
| 12.2 | Restructuring Provisions | | - | - | - | - | - | - |
| 12.3 | Reserve for Employee Rights | | 62.492 | - | 62.492 | 54.343 | - | 54.343 |
| 12.4 | Insurance Technical Provisions (Net) | | - | - | - | - | - | - |
| 12.5 | Other Provisions | | 156.840 | 1.040 | 157.880 | 119.732 | 6.523 | 126.255 |
| **XIII.** | **TAX LIABILITY** | **(II-g)** | **280.903** | **24** | **280.927** | **197.445** | **23** | **197.468** |
| 13.1 | Current Tax Liability | | 280.903 | 24 | 280.927 | 196.615 | 23 | 196.638 |
| 13.2 | Deferred Tax Liability | | - | - | - | 830 | - | 830 |
| **XIV.** | **LIABILITIES FOR PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND RELATED TO DISCONTINUED OPERATIONS (Net)** | | **-** | **-** | **-** | **-** | **-** | **-** |
| 14.1 | Held for Sale Purpose | | - | - | - | - | - | - |
| 14.2 | Related to Discontinued Operations | | - | - | - | - | - | - |
| **XV.** | **SUBORDINATED LOANS** | | **-** | **-** | **-** | **-** | **-** | **-** |
| **XVI.** | **SHAREHOLDERS' EQUITY** | **(II-h)** | **10.612.236** | **(11.403)** | **10.600.833** | **7.024.723** | **16.346** | **7.041.069** |
| 16.1 | Paid-in capital | | 3.000.000 | - | 3.000.000 | 2.200.000 | - | 2.200.000 |
| 16.2 | Capital Reserves | | 3.813.171 | (11.403) | 3.801.768 | 2.055.460 | 16.346 | 2.071.806 |
| 16.2.1 | Share Premium | | 1.700.000 | - | 1.700.000 | - | - | - |
| 16.2.2 | Share Cancellation Profits | | - | - | - | - | - | - |
| 16.2.3 | Marketable Securities Valuation Differences | (II-i) | 207.279 | (11.403) | 195.876 | (146.435) | 16.346 | (130.089) |
| 16.2.4 | Property and Equipment Revaluation Differences | | - | - | - | - | - | - |
| 16.2.5 | Intangible Fixed Assets Revaluation Differences | | - | - | - | - | - | - |
| 16.2.6 | Revaluation Differences of Investment Properties | | - | - | - | - | - | - |
| 16.2.7 | Bonus Shares from Investments in Associates, Subsidiaries and Joint Ventures | | - | - | - | - | - | - |
| 16.2.8 | Hedging Funds (Effective portion) | | - | - | - | - | - | - |
| 16.2.9 | Value Increase of Assets Held for Resale | | - | - | - | - | - | - |
| 16.2.10 | Other Capital Reserves | | 1.905.892 | - | 1.905.892 | 2.201.895 | - | 2.201.895 |
| 16.3 | Profit Reserves | | 1.804.771 | - | 1.804.771 | 1.169.071 | - | 1.169.071 |
| 16.3.1 | Legal Reserves | | 518.456 | - | 518.456 | 377.280 | - | 377.280 |
| 16.3.2 | Status Reserves | | - | - | - | - | - | - |
| 16.3.3 | Extraordinary Reserves | | 1.286.315 | - | 1.286.315 | 791.791 | - | 791.791 |
| 16.3.4 | Other Profit Reserves | | - | - | - | - | - | - |
| 16.4 | Income or (Loss) | | 1.994.294 | - | 1.994.294 | 1.600.192 | - | 1.600.192 |
| 16.4.1 | Prior Years' Income or (Loss) | | - | - | - | - | - | - |
| 16.4.2 | Current Year Income or (Loss) | | 1.994.294 | - | 1.994.294 | 1.600.192 | - | 1.600.192 |
| | **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | | **43.611.953** | **24.592.797** | **68.204.750** | **32.897.067** | **24.351.195** | **57.248.262** |

The accompanying explanations and notes form an integral part of these financial statements.

# II. INCOME STATEMENTS FOR THE PERIODS ENDED 31 DECEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira (YTL).)

| | INCOME AND EXPENSE ITEMS | Note (Section Five) | CURRENT PERIOD (01/01-31/12/2007) | PRIOR PERIOD (01/01-31/12/2006) |
|---|---|---|---|---|
| **I.** | **INTEREST INCOME** | **(III-a)** | **8.481.572** | **6.661.962** |
| 1.1 | Interest on loans | (III-a-1) | 5.205.880 | 4.005.130 |
| 1.2 | Interest Received from Reserve Requirements | | 29.509 | 18.648 |
| 1.3 | Interest Received from Banks | (III-a-2) | 252.178 | 202.646 |
| 1.4 | Interest Received from Money Market Transactions | | 6 | 1.571 |
| 1.5 | Interest Received from Marketable Securities Portfolio | (III-a-3) | 2.988.265 | 2.431.024 |
| 1.5.1 | Trading Financial Assets | | 390.990 | 552.020 |
| 1.5.2 | Financial Assets at Fair Value Through Profit or (loss) | | - | - |
| 1.5.3 | Available-for-sale Financial Assets | | 2.597.275 | 1.859.136 |
| 1.5.4 | Held to maturity Investments | | - | 19.868 |
| 1.6 | Financial Lease Income | | - | - |
| 1.7 | Other Interest Income | | 5.734 | 2.943 |
| **II.** | **INTEREST EXPENSE** | **(III-b)** | **5.239.865** | **4.082.581** |
| 2.1 | Interest on Deposits | (III-b-3) | 3.938.945 | 3.177.288 |
| 2.2 | Interest on Funds Borrowed | (III-b-1) | 520.380 | 472.220 |
| 2.3 | Interest Expense on Money Market Transactions | | 767.057 | 428.358 |
| 2.4 | Interest on Securities Issued | | - | - |
| 2.5 | Other Interest Expenses | | 13.483 | 4.715 |
| **III.** | **NET INTEREST INCOME (I-II)** | | **3.241.707** | **2.579.381** |
| **IV.** | **NET FEES AND COMMISSIONS INCOME** | | **946.358** | **767.567** |
| 4.1 | Fees and Commissions Received | | 1.166.476 | 960.931 |
| 4.1.1 | Non-cash Loans | | 46.058 | 42.036 |
| 4.1.2 | Other | | 1.120.418 | 918.895 |
| 4.2 | Fees and Commissions Paid | | 220.118 | 193.364 |
| 4.2.1 | Non-cash Loans | | 59 | 149 |
| 4.2.2 | Other | | 220.059 | 193.215 |
| **V.** | **DIVIDEND INCOME** | **(III-c)** | **32.141** | **76.145** |
| **VI.** | **TRADING INCOME/(LOSS) (Net)** | **(III-d)** | **149.299** | **56.641** |
| 6.1 | Trading Gains/(Losses) on Securities | | (17.950) | 147.021 |
| 6.2 | Foreign Exchange Gains/(Losses) | | 167.249 | (90.380) |
| **VII.** | **OTHER OPERATING INCOME** | **(III-e)** | **507.496** | **464.988** |
| **VIII.** | **TOTAL OPERATING INCOME (III+IV+V+VI+VII)** | | **4.877.001** | **3.944.722** |
| **IX.** | **PROVISION FOR LOAN LOSSES AND OTHER RECEIVABLES (-)** | **(III-f)** | **719.592** | **430.881** |
| **X.** | **OTHER OPERATING EXPENSES (-)** | **(III-g)** | **1.696.287** | **1.577.279** |
| **XI.** | **NET OPERATING INCOME/(LOSS) (VIII-IX-X)** | | **2.461.122** | **1.936.562** |
| **XII.** | **EXCESS AMOUNT RECORDED AS INCOME AFTER MERGER** | | - | - |
| **XIII.** | **INCOME/(LOSS) FROM INVESTMENTS IN SUBSIDIARIES CONSOLIDATED BASED ON EQUITY METHOD** | | - | - |
| **XIV.** | **INCOME/(LOSS) ON NET MONETARY POSITION** | | - | - |
| **XV.** | **PROFIT/LOSS BEFORE TAX FROM CONTINUED OPERATIONS (XI+...+XIV)** | | **2.461.122** | **1.936.562** |
| **XVI.** | **TAX PROVISION FOR CONTINUED OPERATIONS (±)** | **(III-h)** | **466.828** | **336.370** |
| 16.1 | Current Tax Provision | | 482.417 | 351.948 |
| 16.2 | Deferred Tax Provision | | (15.589) | (15.578) |
| **XVII.** | **CURRENT YEAR PROFIT/LOSS FROM CONTINUED OPERATIONS (XV±XVI)** | | **1.994.294** | **1.600.192** |
| **XVIII.** | **INCOME FROM DISCONTINUED OPERATIONS** | | - | - |
| 18.1 | Income from Non-current Assets Held for Resale | | - | - |
| 18.2 | Profit from Sales of Associates, Subsidiaries and Joint Ventures | | - | - |
| 18.3 | Income from Other Discontinued Operations | | - | - |
| **XIX** | **EXPENSES FOR DISCONTINUED OPERATIONS (-)** | | - | - |
| 19.1 | Expenses for Non-current Assets Held for Resale | | - | - |
| 19.2 | Loss from Sales of Associates, Subsidiaries and Joint Ventures | | - | - |
| 19.3 | Expenses for Other Discontinued Operations | | - | - |
| **XX** | **PROFIT/LOSS BEFORE TAX FROM DISCONTINUED OPERATIONS (XVIII-XIX)** | | - | - |
| **XXI.** | **TAX PROVISION FOR DISCONTINUED OPERATIONS (±)** | | - | - |
| 21.1 | Current Tax Provision | | - | - |
| 21.2 | Deferred Tax Provision | | - | - |
| **XXII.** | **CURRENT YEAR PROFIT/LOSS FROM DISCONTINUED OPERATIONS (XX±XXI)** | | - | - |
| **XXIII.** | **NET INCOME/(LOSS) (XVII+XXII)** | | **1.994.294** | **1.600.192** |
| | Earnings/(Loss) per share (in YTL full) | | 0,00665 | 0,00582 |

The accompanying explanations and notes form an integral part of these financial statements.

# III. OFF-BALANCE SHEET COMMITMENTS AT 31 DECEMBER 2007 AND 31 DECEMBER 2006

**(Amounts are expressed in thousands of New Turkish Lira (YTL).)**

| | | Note (Section Five) | CURRENT PERIOD (31/12/2007) YTL | FC | Total | PRIOR PERIOD (31/12/2006) YTL | FC | Total |
|---|---|---|---|---|---|---|---|---|
| **A.** | **OFF-BALANCE SHEET COMMITMENTS (I+II+III)** | | **17.886.616** | **12.406.245** | **30.292.861** | **11.641.998** | **8.354.760** | **19.996.758** |
| **I.** | **GUARANTEES AND WARRANTIES** | **(IV-a-2,3)** | **2.679.087** | **2.505.620** | **5.184.707** | **2.115.411** | **1.803.732** | **3.919.143** |
| 1.1. | Letters of Guarantee | | 2.523.594 | 1.260.510 | 3.784.104 | 2.072.302 | 921.047 | 2.993.349 |
| 1.1.1. | Guarantees Subject to State Tender Law | | 230.606 | 314.884 | 545.490 | 265.749 | 112.395 | 378.144 |
| 1.1.2. | Guarantees Given for Foreign Trade Operations | | - | 235.269 | 235.269 | - | 327.265 | 327.265 |
| 1.1.3. | Other Letters of Guarantee | | 2.292.988 | 710.357 | 3.003.345 | 1.806.553 | 481.387 | 2.287.940 |
| 1.2. | Bank Acceptances | | 15 | 46.842 | 46.857 | 15 | 60.799 | 60.814 |
| 1.2.1. | Import Letter of Acceptance | | 15 | 46.842 | 46.857 | 15 | 60.799 | 60.814 |
| 1.2.2. | Other Bank Acceptances | | - | - | - | - | - | - |
| 1.3. | Letters of Credit | | 16 | 1.176.368 | 1.176.384 | 162 | 773.003 | 773.165 |
| 1.3.1. | Documentary Letters of Credit | | 16 | 1.096.638 | 1.096.654 | 162 | 706.490 | 706.652 |
| 1.3.2. | Other Letters of Credit | | - | 79.730 | 79.730 | - | 66.513 | 66.513 |
| 1.4. | Prefinancing Given as Guarantee | | - | - | - | - | - | - |
| 1.5. | Endorsements | | - | - | - | - | - | - |
| 1.5.1. | Endorsements to the Central Bank of the Republic of Turkey | | - | - | - | - | - | - |
| 1.5.2. | Other Endorsements | | - | - | - | - | - | - |
| 1.6. | Securities Issue Purchase Guarantees | | - | - | - | - | - | - |
| 1.7. | Factoring Guarantees | | - | - | - | - | - | - |
| 1.8. | Other Guarantees | | 22.825 | 9.796 | 32.621 | 25.882 | 38.475 | 64.357 |
| 1.9. | Other Collaterals | | 132.637 | 12.104 | 144.741 | 17.050 | 10.408 | 27.458 |
| **II.** | **COMMITMENTS** | **(IV-a-1)** | **10.613.869** | **4.702.576** | **15.316.445** | **6.918.087** | **978.426** | **7.896.513** |
| 2.1. | Irrevocable Commitments | | 10.613.869 | 4.702.576 | 15.316.445 | 6.918.087 | 978.426 | 7.896.513 |
| 2.1.1. | Asset Purchase Commitments | | 60.112 | 400.913 | 461.025 | 34.255 | 279.474 | 313.729 |
| 2.1.2. | Deposit Purchase and Sales Commitments | | - | - | - | - | - | - |
| 2.1.3. | Share Capital Commitments to Associates and Subsidiaries | | - | - | - | - | - | - |
| 2.1.4. | Loan Granting Commitments | | 2.780.673 | 2.890.709 | 5.671.382 | - | - | - |
| 2.1.5. | Securities Issue Brokerage Commitments | | - | - | - | - | - | - |
| 2.1.6. | Commitments for Reserve Deposit Requirements | | - | - | - | - | - | - |
| 2.1.7. | Commitments for Cheques | | 1.737.614 | - | 1.737.614 | 1.599.262 | - | 1.599.262 |
| 2.1.8. | Tax and Fund Liabilities from Export Commitments | | - | - | - | - | - | - |
| 2.1.9. | Commitments for Credit Card Limits | | 6.001.065 | - | 6.001.065 | 5.233.690 | 271.785 | 5.505.475 |
| 2.1.10. | Promotion Commitments for Credit Cards and Banking Services | | 34.405 | - | 34.405 | 50.880 | - | 50.880 |
| 2.1.11. | Receivables from Short Sale Commitments of Marketable Securities | | - | - | - | - | - | - |
| 2.1.12. | Payables for Short Sale Commitments of Marketable Securities | | - | - | - | - | - | - |
| 2.1.13. | Other Irrevocable Commitments | | - | 1.410.954 | 1.410.954 | - | 427.167 | 427.167 |
| 2.2. | Revocable Commitments | | - | - | - | - | - | - |
| 2.2.1. | Revocable Loan Granting Commitments | | - | - | - | - | - | - |
| 2.2.2. | Other Revocable Commitments | | - | - | - | - | - | - |
| **III.** | **DERIVATIVE FINANCIAL INSTRUMENTS** | **(IV-b)** | **4.593.660** | **5.198.049** | **9.791.709** | **2.608.500** | **5.572.602** | **8.181.102** |
| 3.1 | Hedging Derivative Financial Instruments | | - | - | - | - | - | - |
| 3.1.1 | Transactions for Fair Value Hedge | | - | - | - | - | - | - |
| 3.1.2 | Transactions for Cash Flow Hedge | | - | - | - | - | - | - |
| 3.1.3 | Transactions for Foreign Net Investment Hedge | | - | - | - | - | - | - |
| 3.2 | Trading Transactions | | 4.593.660 | 5.198.049 | 9.791.709 | 2.608.500 | 5.572.602 | 8.181.102 |
| 3.2.1 | Forward Foreign Currency Buy/Sell Transactions | | 158.599 | 352.650 | 511.249 | 302.672 | 469.437 | 772.109 |
| 3.2.1.1 | Forward Foreign Currency Transactions-Buy | | 75.766 | 188.157 | 263.923 | 131.215 | 231.703 | 362.918 |
| 3.2.1.2 | Forward Foreign Currency Transactions-Sell | | 82.833 | 164.493 | 247.326 | 171.457 | 237.734 | 409.191 |
| 3.2.2 | Swap Transactions Related to Foreign Currency and Interest Rates | | 3.999.646 | 4.364.627 | 8.364.273 | 2.101.000 | 4.877.754 | 6.978.754 |
| 3.2.2.1 | Foreign Currency Swap-Buy | | 27.329 | 579.816 | 607.145 | - | 1.769.135 | 1.769.135 |
| 3.2.2.2 | Foreign Currency Swap-Sell | | 42.317 | 572.623 | 614.940 | 1.000 | 1.762.647 | 1.763.647 |
| 3.2.2.3 | Interest Rate Swap-Buy | | 1.965.000 | 1.606.094 | 3.571.094 | 1.050.000 | 672.986 | 1.722.986 |
| 3.2.2.4 | Interest Rate Swap-Sell | | 1.965.000 | 1.606.094 | 3.571.094 | 1.050.000 | 672.986 | 1.722.986 |
| 3.2.3 | Foreign Currency, Interest rate and Securities Options | | 388.433 | 448.861 | 837.294 | 135.952 | 189.349 | 325.301 |
| 3.2.3.1 | Foreign Currency Options-Buy | | 190.849 | 227.402 | 418.251 | 68.774 | 93.948 | 162.722 |
| 3.2.3.2 | Foreign Currency Options-Sell | | 197.584 | 221.459 | 419.043 | 67.178 | 95.401 | 162.579 |
| 3.2.3.3 | Interest Rate Options-Buy | | - | - | - | - | - | - |
| 3.2.3.4 | Interest Rate Options-Sell | | - | - | - | - | - | - |
| 3.2.3.5 | Securities Options-Buy | | - | - | - | - | - | - |
| 3.2.3.6 | Securities Options-Sell | | - | - | - | - | - | - |
| 3.2.4 | Foreign Currency Futures | | 27.578 | 26.103 | 53.681 | 37.951 | 36.062 | 74.013 |
| 3.2.4.1 | Foreign Currency Futures-Buy | | 27.574 | 3 | 27.577 | 37.951 | - | 37.951 |
| 3.2.4.2 | Foreign Currency Futures-Sell | | 4 | 26.100 | 26.104 | - | 36.062 | 36.062 |
| 3.2.5 | Interest Rate Futures | | - | - | - | - | - | - |
| 3.2.5.1 | Interest Rate Futures-Buy | | - | - | - | - | - | - |
| 3.2.5.2 | Interest Rate Futures-Sell | | - | - | - | - | - | - |
| 3.2.6 | Other | | 19.404 | 5.808 | 25.212 | 30.925 | - | 30.925 |
| **B.** | **CUSTODY AND PLEDGES RECEIVED (IV+V+VI)** | | **46.586.868** | **7.879.953** | **54.466.821** | **33.641.737** | **7.573.334** | **41.215.071** |
| **IV.** | **ITEMS HELD IN CUSTODY** | | **12.355.717** | **1.632.464** | **13.988.181** | **13.056.096** | **2.118.872** | **15.174.968** |
| 4.1. | Customer Fund and Portfolio Balances | | - | - | - | - | - | - |
| 4.2. | Investment Securities Held in Custody | | 9.166.158 | 598.606 | 9.764.764 | 9.082.679 | 833.027 | 9.915.706 |
| 4.3. | Cheques Received for Collection | | 1.944.996 | 21.412 | 1.966.408 | 1.649.016 | 28.667 | 1.677.683 |
| 4.4. | Commercial Notes Received for Collection | | 1.011.845 | 423.149 | 1.434.994 | 858.797 | 472.319 | 1.331.116 |
| 4.5. | Other Assets Received for Collection | | - | 197 | 197 | - | 241 | 241 |
| 4.6. | Assets Received for Public Offering | | - | - | - | - | - | - |
| 4.7. | Other Items Under Custody | | 232.718 | 588.357 | 821.075 | 1.465.604 | 783.329 | 2.248.933 |
| 4.8. | Custodians | | - | 743 | 743 | - | 1.289 | 1.289 |
| **V.** | **PLEDGES RECEIVED** | | **32.011.296** | **6.193.536** | **38.204.832** | **18.275.787** | **5.373.930** | **23.649.717** |
| 5.1. | Marketable Securities | | 1.904.661 | 155.821 | 2.060.482 | 1.283.227 | 1.265.985 | 2.549.212 |
| 5.2. | Guarantee Notes | | 987.443 | 103.327 | 1.090.770 | 915.954 | 144.071 | 1.060.025 |
| 5.3. | Commodity | | 79 | 45.718 | 45.797 | 394 | 75.689 | 76.083 |
| 5.4. | Warranty | | - | - | - | - | - | - |
| 5.5. | Immovable | | 16.526.555 | 4.340.986 | 20.867.541 | 8.482.761 | 2.642.335 | 11.125.096 |
| 5.6. | Other Pledged Items | | 12.592.558 | 1.547.684 | 14.140.242 | 7.593.451 | 1.245.850 | 8.839.301 |
| 5.7. | Pledged Items-Depository | | - | - | - | - | - | - |
| **VI.** | **ACCEPTED INDEPENDENT GUARANTEES AND WARRANTEES** | | **2.219.855** | **53.953** | **2.273.808** | **2.309.854** | **80.532** | **2.390.386** |
| | **TOTAL OFF-BALANCE SHEET COMMITMENTS (A+B)** | | **64.473.484** | **20.286.198** | **84.759.682** | **45.283.735** | **15.928.094** | **61.211.829** |

The accompanying explanations and notes form an integral part of these financial statements.

# IV. STATEMENT OF INCOME AND EXPENSES ACCOUNTED UNDER SHAREHOLDERS' EQUITY AT 31 DECEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira (YTL)).

| | INCOME AND EXPENSES ACCOUNTED UNDER SHAREHOLDERS' EQUITY | Note | CURRENT PERIOD (31/12/2007) | PRIOR PERIOD (31/12/2006) |
|---|---|---|---|---|
| I. | ADDITIONS TO MARKETABLE SECURITIES VALUATION DIFFERENCES FROM AVAILABLE FOR SALE FINANCIAL ASSETS | | 411.863 | (403.348) |
| II. | PROPERTY AND EQUIPMENT REVALUATION DIFFERENCES | | - | - |
| III. | INTANGIBLE FIXED ASSETS REVALUATION DIFFERENCES | | - | - |
| IV. | FOREIGN EXCHANGE DIFFERENCES FROM FOREIGN CURRENCY TRANSACTIONS | | - | - |
| V. | PROFIT/LOSS FROM CASH FLOW HEDGE DERIVATIVE FINANCIAL ASSETS (Effective Part of Fair Value Changes) | | - | - |
| VI. | PROFIT/LOSS FROM FOREIGN INVESTMENT HEDGE DERIVATIVE FINANCIAL ASSETS (Effective Part of Fair Value Changes) | | - | - |
| VII. | EFFECTS OF CHANGES IN ACCOUNTING POLICY AND ADJUSTMENT OF ERRORS | | - | - |
| VIII. | OTHER INCOME/EXPENSE ACCOUNTED UNDER SHAREHOLDERS' EQUITY AS PER TAS | | - | - |
| IX. | TAX RELATED TO VALUATION DIFFERENCES | | (68.644) | 67.225 |
| X. | NET INCOME/EXPENSE DIRECTLY ACCOUNTED UNDER SHAREHOLDERS' EQUITY (I+II+...+IX) | | 343.219 | (336.123) |
| XI. | CURRENT YEAR INCOME/LOSS | | 17.254 | 65.803 |
| 1.1 | Net Change in Fair Value of Marketable Securities (Transfer to Profit/Loss) | | 17.254 | 65.803 |
| 1.2 | Part of Cash Flow Hedge Derivative Financial Assets Reclassified and Presented on the Income Statement | | - | - |
| 1.3 | Part of Foreign Investment Hedge Derivative Financial Assets Reclassified and Presented on the Income Statement | | - | - |
| 1.4 | Other | | - | - |
| XII. | TOTAL ACCOUNTED INCOME/LOSS RELATED TO CURRENT PERIOD (X±XI) | | 325.965 | (401.926) |

The accompanying explanations and notes form an integral part of these financial statements.

## V. STATEMENTS OF CHANGES IN THE SHAREHOLDERS' EQUITY FOR THE PERIODS ENDED 31 DECEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira [YTL]).

| | | Note (Section Five) | Paid-in Capital | Adjustment to Share Capital(*) | Share Premiums | Share Cancellation Profits | Legal Reserves | Status Reserves | Extraordinary Reserves | Other Reserves | Current Period Net Income (Loss) | Prior Period Net Income (Loss) | Marketable Securities Value Increase Fund | Revaluation Fund | Bonus Shares from Invest. in Ass., Subs. and J.V. | Hedging Transactions | Val. Chan. in Prop. and Eq. HFS Purp./ Disc. Opr. | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | PRIOR PERIOD (31/12/2006) | | | | | | | | | | | | | | | | | |
| I. | Period Opening Balance | | 1.800.005 | 2.401.893 | - | - | 255.315 | - | 187.412 | - | 1.466.792 | - | 271.837 | - | - | - | - | 6.383.254 |
| II. | Changes in Accounting Policies according to TAS 8 | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 2.1 | Effects of errors | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 2.2 | Effects of the Changes in Accounting Policies | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| III. | New Balance (I+II) | | 1.800.005 | 2.401.893 | - | - | 255.315 | - | 187.412 | - | 1.466.792 | - | 271.837 | - | - | - | - | 6.383.254 |
| | Changes in the period | | | | | | | | | | | | | | | | | |
| IV. | Increase/Decrease due to the Merger | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| V. | Marketable Securities Valuation Differences | | - | - | - | - | - | - | - | - | - | - | (401.926) | - | - | - | - | (401.926) |
| VI. | Hedging transactions | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 6.1 | Cash Flow Hedge | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 6.2 | Foreign Investment Hedge | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| VII. | Property and Equipment Revaluation Differences | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| VIII. | Intangible Fixed Assets Revaluation Differences | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| IX. | Bonus Shares from Investments in Associates, Subsidiaries and Joint Ventures | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| X. | Foreign Exchange Differences | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XI. | Changes due to the disposal of assets | | - | - | - | - | - | - | (117.516) | - | - | - | - | 117.516 | - | - | - | - |
| XII. | Changes due to the reclassification of assets | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XIII. | Effects of changes in equity of investments in associates | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XIV. | Capital Increase | | 399.995 | (199.998) | - | - | - | - | (82.481) | - | - | - | - | (117.516) | - | - | - | - |
| 14.1 | Cash Increase | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 14.2 | Internal Resources | | 399.995 | (199.998) | - | - | - | - | (82.481) | - | - | - | - | (117.516) | - | - | - | - |
| XV. | Share Premium | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XVI. | Share Cancellation Profits | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XVII. | Paid-in capital inflation adjustment difference | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XVIII. | Other | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XIX. | Current Year Income or (Loss) | | - | - | - | - | - | - | - | - | 1.600.192 | - | - | - | - | - | - | 1.600.192 |
| XX. | Profit distribution | | - | - | - | - | 121.965 | - | 804.376 | - | (1.466.792) | - | - | - | - | - | - | (540.451) |
| 20.1 | Dividends paid | | - | - | - | - | - | - | - | - | (540.451) | - | - | - | - | - | - | (540.451) |
| 20.2 | Transfers to Reserves | | - | - | - | - | 121.965 | - | 804.376 | - | (926.341) | - | - | - | - | - | - | - |
| 20.3 | Other | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| | Period End Balance (III+IV+V+......+XVIII+XIX+XX) | | 2.200.000 | 2.201.895 | - | - | 377.280 | - | 791.791 | - | 1.600.192 | - | (130.089) | - | - | - | - | 7.041.069 |
| | CURRENT PERIOD (31/12/2007) | | | | | | | | | | | | | | | | | |
| I. | Prior Period End Balance | | 2.200.000 | 2.201.895 | - | - | 377.280 | - | 791.791 | - | 1.600.192 | - | (130.089) | - | - | - | - | 7.041.069 |
| | Changes in the period | | | | | | | | | | | | | | | | | |
| II. | Increase/Decrease due to the Merger | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| III. | Marketable Securities Valuation Differences | (II-i),(V-e) | - | - | - | - | - | - | - | - | - | - | 325.965 | - | - | - | - | 325.965 |
| IV. | Hedging transactions | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 4.1 | Cash flow Hedge | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 4.2 | Foreign Investment Hedge | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| V. | Property and Equipment Revaluation Differences | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| VI. | Intangible Fixed Assets Revaluation Differences | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| VII. | Bonus Shares from Investments in Associates, Subsidiaries and Joint Ventures | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| VIII. | Foreign Exchange Differences | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| IX. | Changes due to the disposal of assets | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| X. | Changes due to the reclassification of assets | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XI. | Effects of changes in equity of investments in associates | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XII. | Capital Increase | (V-b), (V-d) | 800.000 | (296.003) | - | - | - | - | (296.002) | - | - | - | - | (7.995) | - | - | - | 200.000 |
| 12.1 | Cash Increase | | 200.000 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 200.000 |
| 12.2 | Internal Resources | | 600.000 | (296.003) | - | - | - | - | (296.002) | - | - | - | - | (7.995) | - | - | - | - |
| XIII. | Share Premium | | - | - | 1.700.000 | - | - | - | - | - | - | - | - | - | - | - | - | 1.700.000 |
| XIV. | Share Cancellation Profits | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XV. | Paid-in capital inflation adjustment difference | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XVI. | Other | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XVII. | Current Year Income or (Loss) | | - | - | - | - | - | - | - | - | 1.994.294 | - | - | - | - | - | - | 1.994.294 |
| XVIII. | Profit Distribution | (V-c) | - | - | - | - | 141.176 | - | 790.526 | - | (1.600.192) | - | - | 7.995 | - | - | - | (660.495) |
| 18.1 | Dividends paid | | - | - | - | - | - | - | - | - | (660.495) | - | - | - | - | - | - | (660.495) |
| 18.2 | Transfers to Reserves | | - | - | - | - | 141.176 | - | 790.526 | - | (939.697) | - | - | 7.995 | - | - | - | - |
| 18.3 | Other | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| | Period End Balance (I+II+III+...+XVI+XVII+XVIII) | | 3.000.000 | 1.905.892 | 1.700.000 | - | 518.456 | - | 1.286.315 | - | 1.994.294 | - | 195.876 | - | - | - | - | 10.600.833 |

(*) The amounts for the current period under "Adjustment to Share Capital" column are presented under "Other Capital Reserves" in the financial statements.

The accompanying explanations and notes form an integral part of these financial statements.

# VI. STATEMENTS OF CASH FLOWS FOR THE PERIODS ENDED 31 DECEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira [YTL].)

| | Note (Section Five) | CURRENT PERIOD (31/12/2007) | PRIOR PERIOD (31/12/2006) |
|---|---|---|---|
| **A. CASH FLOWS FROM BANKING OPERATIONS** | | | |
| 1.1 Operating Profit Before Changes in Operating Assets and Liabilities | | 2.626.693 | 2.143.000 |
| 1.1.1 Interest Received | | 8.194.630 | 6.665.320 |
| 1.1.2 Interest Paid | | (5.184.345) | (4.045.749) |
| 1.1.3 Dividend Received | | 32.141 | 76.145 |
| 1.1.4 Fees and Commissions Received | | 1.166.476 | 1.036.045 |
| 1.1.5 Other Income | | (17.950) | 147.021 |
| 1.1.6 Collections From Previously Written-off Loans and Other Receivables | | 354.033 | 221.467 |
| 1.1.7 Payments to Personnel and Service Suppliers | | (615.950) | (549.848) |
| 1.1.8 Taxes Paid | | (502.823) | (374.436) |
| 1.1.9 Other | | (799.519) | (1.032.965) |
| 1.2 Changes in Operating Assets and Liabilities | | 113.300 | (826.658) |
| 1.2.1 Net Decrease in Trading Securities | | 1.647.063 | 52.680 |
| 1.2.2 Net (Increase)/Decrease in Fair Value Through Profit/(Loss) Financial Assets | | - | 27.091 |
| 1.2.3 Net (Increase)/Decrease in Due From Banks and Other Financial Institutions | | 936.309 | 1.242.305 |
| 1.2.4 Net (Increase)/Decrease in Loans | | (9.326.902) | (6.215.878) |
| 1.2.5 Net (Increase)/Decrease in Other Assets | | (301.787) | (120.171) |
| 1.2.6 Net Increase/(Decrease) in Bank Deposits | | 207.372 | (919.487) |
| 1.2.7 Net Increase/(Decrease) in Other Deposits | | 6.642.993 | 3.403.082 |
| 1.2.8 Net Increase/(Decrease) in Funds Borrowed | | (858.553) | 1.395.076 |
| 1.2.9 Net Increase/(Decrease) in Payables | | - | - |
| 1.2.10Net Increase/(Decrease) in Other Liabilities | | 1.166.805 | 308.644 |
| **I. Net Cash Provided From Banking Operations** | | **2.739.993** | **1.316.342** |
| **B. CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| **II. Net Cash Provided From Investing Activities** | | **(5.671.041)** | **328.167** |
| 2.1 Cash Paid for Acquisition of Investments, Associates and Subsidiaries | | (5.257) | (369.372) |
| 2.2 Cash Obtained From Disposal of Investments, Associates and Subsidiaries | | 158.919 | 26.958 |
| 2.3 Purchases of Property and Equipment | | (137.473) | (165.558) |
| 2.4 Disposals of Property and Equipments | | 15.973 | 16.008 |
| 2.5 Cash Paid for Purchase of Investments Available-For-Sale | | (5.703.203) | - |
| 2.6 Cash Obtained From Sale of Investments Available-For-Sale | | - | 497.749 |
| 2.7 Cash Paid For Purchase of Investment Securities | | - | - |
| 2.8 Cash Obtained From Sale of Investment Securities | | - | 322.382 |
| 2.9 Other | | - | - |
| **C. CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| **III. Net Cash Provided From Financing Activities** | | **1.249.209** | **(507.394)** |
| 3.1 Cash Obtained From Funds Borrowed and Securities Issued | | - | - |
| 3.2 Cash Used For Repayment of Funds Borrowed and Securities Issued | | - | - |
| 3.3 Issued Capital Instruments | | - | - |
| 3.4 Dividends Paid | | (660.495) | (540.451) |
| 3.5 Payments For Finance Leases | | 9.704 | (1.613) |
| 3.6 Other | | 1.900.000 | 34.670 |
| **IV. Effect of Change in Foreign Exchange Rate on Cash and Cash Equivalents** | | - | - |
| **V. Net Increase in Cash and Cash Equivalents (I+II+III+IV)** | | **(1.681.839)** | **1.137.115** |
| **VI. Cash and Cash Equivalents at Beginning of the Year** | (VI-a) | **3.964.903** | **2.827.788** |
| **VII. Cash and Cash Equivalents at End of the Year** | (VI-a) | **2.283.064** | **3.964.903** |

The accompanying explanations and notes form an integral part of these financial statements.

# VII. PROFIT APPROPRIATION STATEMENT

(Amounts are expressed in thousands of New Turkish Lira [YTL].)

| | | CURRENT PERIOD (31/12/2007) | PRIOR PERIOD (31/12/2006) |
|---|---|---|---|
| **I.** | **DISTRIBUTION OF CURRENT YEAR INCOME** | | |
| 1.1 | CURRENT YEAR INCOME | 2.461.122 | 1.936.562 |
| 1.2 | TAXES AND DUTIES PAYABLE (-) | 466.828 | 336.370 |
| 1.2.1 | Corporate Tax (Income tax) | 466.828 | 336.370 |
| 1.2.2 | Income withholding tax | - | - |
| 1.2.3 | Other taxes and duties | - | - |
| **A.** | **NET INCOME FOR THE YEAR (1.1-1.2)** | **1.994.294** | **1.600.192** |
| 1.3 | PRIOR YEAR LOSSES (-) | - | - |
| 1.4 | FIRST LEGAL RESERVES (-) | - | 80.010 |
| 1.5 | OTHER STATUTORY RESERVES (-) | - | - |
| **B.** | **NET INCOME AVAILABLE FOR DISTRIBUTION [(A-(1.3+1.4+1.5)]** | **1.994.294** | **1.520.182** |
| 1.6 | FIRST DIVIDEND TO SHAREHOLDERS (-) | - | 110.000 |
| 1.6.1 | To Owners of Ordinary Shares | - | 110.000 |
| 1.6.2 | To Owners of Privileged Shares | - | - |
| 1.6.3 | To Owners of Preferred Shares | - | - |
| 1.6.4 | To Profit Sharing Bonds | - | - |
| 1.6.5 | To Holders of Profit and (Loss) Sharing Certificates | - | - |
| 1.7 | DIVIDENDS TO PERSONNEL (-) | - | - |
| 1.8 | DIVIDENDS TO BOARD OF DIRECTORS (-) | - | 495 |
| 1.9 | SECOND DIVIDEND TO SHAREHOLDERS (-) | - | 550.000 |
| 1.9.1 | To Owners of Ordinary Shares | - | 550.000 |
| 1.9.2 | To Owners of Privileged Shares | - | - |
| 1.9.3 | To Owners of Preferred Shares | - | - |
| 1.9.4 | To Profit Sharing Bonds | - | - |
| 1.9.5 | To Holders of Profit and (Loss) Sharing Certificates | - | - |
| 1.10 | SECOND LEGAL RESERVES (-) | - | 61.166 |
| 1.11 | STATUTORY RESERVES (-) | - | - |
| 1.12 | EXTRAORDINARY RESERVES | - | 798.521 |
| 1.13 | OTHER RESERVES | - | - |
| 1.14 | SPECIAL FUNDS | - | - |
| **II.** | **DISTRIBUTION OF RESERVES** | | |
| 2.1 | APPROPRIATED RESERVES | - | - |
| 2.2 | SECOND LEGAL RESERVES (-) | - | - |
| 2.3 | DIVIDENDS TO SHAREHOLDERS (-) | - | - |
| 2.3.1 | To owners of ordinary shares | - | - |
| 2.3.2 | To owners of privileged shares | - | - |
| 2.3.3 | To owners of preferred shares | - | - |
| 2.3.4 | To profit sharing bonds | - | - |
| 2.3.5 | To holders of profit and (loss) sharing certificates | - | - |
| 2.4 | DIVIDENDS TO PERSONNEL (-) | - | - |
| 2.5 | DIVIDENDS TO BOARD OF DIRECTORS (-) | - | - |
| **III.** | **EARNINGS PER SHARE (*)** | | |
| 3.1 | TO OWNERS OF ORDINARY SHARES | 0,007 | 0,007 |
| 3.2 | TO OWNERS OF ORDINARY SHARES (%) | 0,7 | 0,7 |
| 3.3 | TO OWNERS OF PRIVILEGED SHARES | - | - |
| 3.4 | TO OWNERS OF PRIVILEGED SHARES (%) | - | - |
| **IV.** | **DIVIDEND PER SHARE** | | |
| 4.1 | TO OWNERS OF ORDINARY SHARES | - | - |
| 4.2 | TO OWNERS OF ORDINARY SHARES (%) | - | - |
| 4.3 | TO OWNERS OF PRIVILEGED SHARES | - | - |
| 4.4 | TO OWNERS OF PRIVILEGED SHARES (%) | - | - |

(*) Amounts are expressed in YTL.

NOTE: Authorised body for profit appropriation of the current period is the General Assembly. On the preparation date of these financial statements, yearly ordinary meeting of the General Assembly has not been held yet.

The accompanying explanations and notes form an integral part of these financial statements.

## SECTION THREE
## ACCOUNTING POLICIES

### I. EXPLANATIONS ON BASIS OF PRESENTATION

**a. The preparation of the financial statements and related notes and explanations in accordance with the Turkish Accounting Standards and Regulation on the Principles and Procedures Regarding Banks' Accounting Application and Keeping Documents:**

The unconsolidated financial statements are prepared in accordance with the "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published in the Official Gazette No. 26333 dated 1 November 2006, which refers to "Turkish Accounting Standards" ("TAS") and "Turkish Financial Reporting Standards" ("TFRS") issued by the "Turkish Accounting Standards Board" ("TASB") and additional explanations and notes related to them and other decrees, notes and explanations related to accounting and financial reporting principles (all "Turkish Accounting Standards" or "TAS") published by the Banking Regulation and Supervision Agency ("BRSA"). The Bank maintains its books in Turkish Lira in accordance with the Banking Act, Turkish Commercial Code and Turkish tax legislation.

The unconsolidated financial statements have been prepared in YTL, under the historical cost convention except for the financial assets and liabilities carried at fair value.

The preparation of unconsolidated financial statements in conformity with TAS requires the use of certain critical accounting estimates by the Bank management to exercise its judgment on the assets and liabilities of the balance sheet and contingent issues as of the balance sheet date. These estimates are being reviewed regularly and, when necessary, suitable corrections are made and the effects of these corrections are reflected to the income statement.

**b. Explanation for convenience translation into English:**

The differences between accounting principles, as described in these preceding paragraphs and accounting principles generally accepted in countries in which unconsolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in these unconsolidated financial statements. Accordingly, these unconsolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

**c. Explanations on first-time adoption of TAS:**

The Bank has prepared its unconsolidated financial statements in accordance with TAS as of 31 December 2006 for the first time. According to the "Turkish Financial Reporting Standard Regarding the First-time Adoption of Turkish Financial Reporting Standards" ("TFRS 1"), appliance of TAS started as of 1 January 2005 and the effects of the adoption of TAS are reflected to the unconsolidated financial statements as of 31 December 2005.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

Reconciliation of shareholders' equity reported under previous accounting principles to shareholders' equity under TAS:

| | 31 December 2005 |
|---|---|
| Shareholders' Equity Before the Adoption of TAS | 6.353.219 |
| Reserve for Employee Rights | (36.360) |
| Financial Assets at Fair Value Through Profit or Loss Valuation Differences | 33.105 |
| Available-for-Sale Financial Assets Valuation Differences | 24.881 |
| Valuation Difference of Foreign Investment in Associates and Subsidiaries | 25.805 |
| Deferred Tax Effect | (17.396) |
| Total Effect on Shareholders' Equity Before the Adoption of TAS | 30.035 |
| Shareholders' Equity After TAS | 6.383.254 |

**d. Accounting policies and valuation principles applied in the presentation of financial statements:**

The accounting policies and valuation principles applied in the preparation of financial statements are determined and applied in accordance with the TAS. These accounting policies and valuation principles are explained in Notes II through XXVIII below.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

## II. EXPLANATIONS ON STRATEGY OF USING FINANCIAL INSTRUMENTS AND EXPLANATIONS ON FOREIGN CURRENCY TRANSACTIONS:

The Bank's core business activities include retail banking, commercial banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (Treasury transactions) and international banking services. By nature, the Bank's activities are principally related to the use of financial instruments. As the main funding source, the Bank accepts deposits from customers for various periods and invests these funds in high quality assets with high interest margins. Other than deposits, the Bank's most important funding sources are equity, mostly intermediate and long-term borrowings from foreign financial institutions. The Bank follows an asset-liability management strategy that mitigates risk and increases earnings by balancing the funds borrowed and the investments in various financial assets. The main objective of asset-liability management is to limit the Bank's exposure to liquidity risk, interest rate risk, currency risk and credit risk while increasing profitability and strengthening the Bank's equity. The Asset-Liabilities Committee ("ALCO") manages the assets and liabilities within the trading limits on the level of exposure placed by the Executive Risk Committee ("ERC").

For covering foreign currency exposures arising from the foreign currency transactions, the Bank uses derivatives and asset-liability balancing transactions.

Foreign currency denominated monetary assets and liabilities are translated with the exchange rates prevailing at the balance sheet date. Gains and losses arising from such transactions are recognized in the income statement under the account of net foreign exchange income/expense. Foreign currency denominated subsidiaries, which are non-monetary assets carried at historical cost, are translated into Turkish Lira with the foreign exchange rates prevailing at the balance sheet date.

As at 31 December 2007, foreign currency denominated balances are translated into Turkish Lira by using the exchange rates of YTL1,1593, YTL1,7059, and YTL1,0350 for USD, EUR, and Yen, respectively.

## III. EXPLANATIONS ON INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES:

As of 31 December 2007 and 31 December 2006 the Bank has no investments in associates.

Subsidiaries are entities controlled directly or indirectly by the Bank. Subsidiaries are accounted in accordance with the "Turkish Accounting Standard on Financial Instruments: Recognition and Measurement" ("TAS 39") in the unconsolidated financial statements. Subsidiaries that have a quoted market price in an active market and whose fair value can be reliably measured are carried at fair value. Subsidiaries that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost less provision for impairment.

### IV. EXPLANATIONS ON FORWARD TRANSACTIONS AND DERIVATIVE INSTRUMENTS:

The major derivative instruments utilized by the Bank are currency and interest rate swaps, currency options and currency forwards.

The Bank classifies its derivative instruments as "Held-for-hedging" or "Held-for-trading" in accordance with "Turkish Accounting Standard for Financial Instruments: Recognition and Measurement"("TAS 39"). Certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, are treated as derivatives "Held-for-trading".

Payables and receivables arising from the derivative instruments are followed in the off-balance sheet accounts at their contractual values.

Derivative instruments are remeasured at fair value after initial recognition. If the fair value of a derivative financial instrument is positive, it is disclosed under the main account "Financial assets at fair value through profit or loss" in "Trading derivative financial instruments" and if the fair value difference is negative, it is disclosed under "Trading derivative financial liabilities". Differences in the fair value of trading derivative instruments are accounted under "trading income/loss" in the income statement. The fair values of the derivative financial instruments are calculated using quoted market prices or by using discounted cash flow models.

Embedded derivatives are separated from the host contract and accounted for as a derivative under TAS 39 if, and only if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

### V. EXPLANATIONS ON INTEREST INCOME AND EXPENSE:

Interest income and expenses are recognized in the income statement on an accrual basis. The Bank ceases accruing interest income on non-performing loans and any interest income accruals from such loans are being reversed and no income accounted until the collection is made according to the related regulation.

### VI. EXPLANATIONS ON FEE AND COMMISSION INCOME AND EXPENSES:

All fees and commission income/expenses are recognized on an accrual basis, except for certain commission income and fees for various banking services which are recorded as income at the time of collection. Borrowing fees and commissions expenses paid to other financial institutions are recognized as operational costs and recorded by using the "Effective interest method". Contract based fees or fees received in return for services such as the purchase and sale of assets on behalf of a third party or legal person are recognized as income at the time of collection.

### VII. EXPLANATIONS ON FINANCIAL ASSETS:

The Bank categorizes its financial assets as "Fair value through profit/loss", "Available-for-sale", "Loans and receivables" or "Held-to-maturity". Sale and purchase transactions of the financial assets mentioned above are recognized at the "Settlement dates". The appropriate classification of financial assets of the Bank is determined at the time of purchase by the Bank management, taking into consideration the purpose of the investment.

**a. Financial assets at fair value through profit or loss:**

This category has two sub-categories: "Trading financial assets" and "Financial assets designated at fair value through profit/loss at initial recognition".

Trading financial assets are financial assets which were either acquired for generating a profit from short-term fluctuations in prices or dealer's margin, or are financial assets included in a portfolio in which a pattern of short-term profit making exists.

All regular way purchases and sales of trading financial assets are recognized at the settlement date, which is the date that the asset is delivered to/from the Bank. Trading financial assets are initially recognized at cost and subsequently re-measured at their fair value based on quoted bid prices or amounts derived from cash flow models. All gains and losses arising from these valuations are reflected in the income statement. Interest earned while holding trading financial assets is reported as interest income and dividends received are included separately in dividend income.

Derivative financial assets are classified as trading purpose financial assets unless they are used for hedging purposes. The accounting of derivative financial assets is explained in Note IV of Section Three.

The Bank has no financial assets designated as financial assets at fair value through profit or loss.

**b. Financial assets available-for-sale:**

Financial assets available-for-sale consists of financial assets other than "Loan and receivables", "Held-to-maturity" and "Financial assets at fair value through profit or loss".

Debt securities classified as available-for-sale financial assets are subsequently remeasured at fair value. "Unrealized gains and losses" arising from changes in the fair value of securities classified as available-for-sale are recognized in shareholders' equity as "Marketable securities value increase fund", unless there is a permanent decline in the fair values of such assets or they are disposed of. When these securities are disposed of or impaired, the related fair value differences accumulated in the shareholders' equity are transferred to the income statement.

Available-for-sale equity securities that have a quoted market price in an active market and whose fair values can be reliably measured are carried at fair value. Available-for-sale equity securities that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at cost, less provision for impairment.

**c. Loans and Receivables:**

Financial assets that are originated by the Bank by providing money, services or goods to borrowers are categorized as loans and receivables. Loans and receivables originated by the Bank are carried initially at cost and subsequently recognized at the amortized cost value calculated using the "Effective yield method". The expenses incurred for the assets received as collateral are not considered as transaction costs and are recognized in the expense accounts.

If the collectibility of any receivable is identified as limited or doubtful by the management through assessments and estimates, the Bank provides general and specific provisions for these loans and receivables in accordance with the "Communiqué Related to Principles and Procedures on Determining the Qualifications of Banks' Loans and Other Receivables and the Provision for These Loans and Other Receivables" published in the Official Gazette dated 1 November 2006, No. 26333. Provision expenses are deducted from the net income of the period. If there is a subsequent collection from a receivable that was already provisioned in the previous years, the recovery amount is classified under "Other operating income". If a receivable is collected which is provisioned in the same year, it is deducted from the "Provisions for loan losses and other receivables". Uncollectible receivables are written-off after all the legal procedures are finalized.

**d. Held-to-Maturity Financial Assets:**

Held-to-maturity financial assets are assets that are not classified under "Loans and receivables" with fixed maturities and fixed or determinable payments where management has the intent and ability to hold the financial assets to maturity. Held-to-maturity financial assets are initially recognized at cost, and subsequently carried at "Amortized cost" using the "Effective yield method"; interest earned whilst holding held-to-maturity securities is reported as interest income. Interest income from held-to-maturity financial assets is reflected in the income statement.

There are no financial assets that were previously classified as held-to-maturity but cannot be subject to this classification for two years due to the contradiction of classification principles.

### VIII. EXPLANATIONS ON IMPAIRMENT OF FINANCIAL ASSETS:

Where the estimated recoverable amount of the financial asset, being the present value of the expected future cash flows discounted based on the "Effective yield method", or the fair value if one exists, is lower than its carrying value, then it is concluded that the asset under consideration is impaired. A provision is made for the diminution in value of the impaired financial asset and this is charged against the income for the year.

### IX. EXPLANATIONS ON OFFSETTING FINANCIAL ASSETS:

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when the Bank has a legally enforceable right to offset the recognized amounts and there is an intention to collect/pay related financial assets and liabilities on a net basis, or to realize the asset and settle the liability simultaneously.

## X. EXPLANATIONS ON SALES AND REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS:

Securities subject to repurchase agreements ("Repos") are classified as "Financial assets at fair value difference through profit or loss", "Available-for-sale securities" and "Held-to-maturity securities" in the balance sheet according to the investment purposes and measured according to the portfolio of the Bank to which they belong. Funds obtained under repurchase agreements are accounted under "Funds provided under repurchase agreements" in liability accounts and differences between the sale and repurchase prices determined by these repurchase agreements are accrued evenly over the life of the repurchase agreement using the "Effective yield method".

Funds given against securities purchased under agreements to resell ("Reverse repos") are accounted under "Receivables from reverse repurchase agreements" in the balance sheet. The difference between the purchase and resell price determined by these repurchase agreements is accrued evenly over the life of repurchase agreements using the "Effective yield method". The Bank has no securities lending transactions.

## XI. EXPLANATIONS ON PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND RELATED TO DISCONTINUED OPERATIONS:

The Bank has no discontinued operations.

Property and equipment held-for-resale purpose consist of tangible assets that were acquired due to non-performing receivables, and are accounted in the financial statements in accordance with the "Communiqué Regarding the Principles and Procedures for the Disposals of Immovables and Commodities Acquired due to Receivables and for Trading of Precious Metal" published in the Official Gazette dated 1 November 2006, No.26333.

## XII. EXPLANATIONS ON GOODWILL AND OTHER INTANGIBLE ASSETS:

As of 31 December 2007 and 31 December 2006, the Bank has no goodwill.

Intangible assets are measured at cost on initial recognition and any directly attributable costs of setting the asset to work for its intended use are included in the initial measurement. Subsequently, intangible assets are carried at historical costs after the deduction of accumulated depreciation and the provision for value decreases.

Intangibles are amortized over five years (their estimated useful lives) using the straight-line method. The useful life of the asset is determined by assessing the expected useful time of the asset, technical, technological and other kinds of wear and tear and all required maintenance expenses necessary to utilize the economic benefit from the asset.

## XIII. EXPLANATIONS ON PROPERTY AND EQUIPMENT:

Property and equipment is measured at its cost when initially recognized and any directly attributable costs of setting the asset in working order for its intended use are included in the initial measurement. Subsequently, property and equipment carried at cost less accumulated depreciation and provision for value decrease.

Depreciation is calculated over the cost of property and equipment using the straight-line method over estimated useful lives. The estimated useful lives are stated below:

| | |
|---|---|
| Buildings | 50 years |
| Machinery, furniture, fixtures and vehicles | 5 years |

The depreciation charge for items remaining in the property and equipment for less than an accounting period at the balance sheet date is calculated in proportion to the period the item will remain in property and equipment.

Where the carrying amount of an asset is greater than its estimated "Recoverable amount", it is written down immediately to its "Recoverable amount" and the provision for the diminution in value is charged to the income statement.

Gains and losses on the disposal of property and equipment are determined by deducting the net book value of the property and equipment from its sales revenue.

Expenditures for the repair and renewal of property and equipment are recognized as expense. The capital expenditures incurred in order to increase the capacity of the tangible asset or to increase the future benefit of the asset are capitalized on the cost of the tangible asset. Capital expenditures include the cost components that increase the useful life, or the capacity of the asset, increase the quality of the product or decrease the costs.

**XIV. EXPLANATIONS ON LEASING TRANSACTIONS:**

Assets acquired under finance lease agreements are capitalized at the inception of the lease at the "Lower of the fair value of the leased asset or the present value of the lease installments that are going to be paid for the leased asset". Leased assets are included in the property and equipment and depreciation is charged on a straight-line basis over the useful life of the asset. If there is any diminution in value of the leased asset, a "Provision for value decrease" is recognized. Liabilities arising from the leasing transactions are included in "Finance lease payables" in the balance sheet. Interest and foreign exchange expenses regarding lease transactions are charged to the income statement. The Bank does not provide financial leasing services as a "Lessor".

Transactions regarding operational lease agreements are accounted on an accrual basis in accordance with the terms of the related contracts.

**XV. EXPLANATIONS ON PROVISIONS AND CONTINGENT LIABILITIES:**

Provisions and contingent liabilities are accounted in accordance with, "Turkish Accounting Standard for Provisions, Contingent Liabilities and Contingent Assets" ("TAS 37").

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A provision for contingent liabilities arising from past events should be recognized in the same period of occurrence in accordance with the matching principle. When the amount of the obligation cannot be estimated and there is no possibility of an outflow of resources from the Bank, it is considered that a "Contingent" liability exists and it is disclosed in the related notes to the financial statements.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

### XVI. EXPLANATIONS ON CONTINGENT ASSETS:

Contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the entity. Contingent assets are not recognized in financial statements since this may result in the recognition of income that may never be realized. Contingent assets are disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually to ensure that developments are appropriately reflected in the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements in which the change occurs.

### XVII. EXPLANATIONS ON OBLIGATIONS RELATED TO EMPLOYEE RIGHTS:

**a. Employment termination benefits and vacation rights:**

Obligations related to employment termination and vacation rights are accounted for in accordance with "Turkish Accounting Standard for Employee Rights" ("TAS 19") and are classified under "Reserve for Employee Rights" account in the balance sheet.

Under the Turkish Labour Law, the Bank is required to pay a specific amount to the employees who have retired or whose employment is terminated other than the reasons specified in the Turkish Labor Law. The reserve for employment termination benefits represents the present value of the estimated total reserve for the future probable obligation of the Bank arising from this liability.

**b. Retirement rights:**

The Bank's personnel are members of the "Akbank T.A.Ş. Personnel Pension Fund Foundation" ("Pension Fund") established in accordance with the Social Security Law numbered 506, article No.20. The financial statements of the Pension Fund have been audited by an independent actuary in accordance with the 38th article of the Insurance Supervisory Law and the "Actuarial Regulation" based on the same article.

Temporary 23rd article paragraph ("the paragraph") 1 of the Banking Law No 5411 published in the Official Gazette No 25983 dated 1 November 2005 envisaged that Banks would transfer their pension funds to the Social Security Institution within three years following the publication date of the Banking Law, and regulated the principles of this transfer. The President of the Turkish Republic appealed to the Constitutional Court for the cancellation of the paragraph, on 2 November 2005. The paragraph was subsequently cancelled with the decision of the Court which was published in the Official Gazette dated 31 March 2007, numbered 26479. The reasoned ruling regarding the cancellation of the Constitutional Court was published in the Official Gazette numbered 26731, dated 15 December 2007.

Following the publication of the reasoned ruling of the Constitutional Court in December 2007, the relevant commission of the Turkish Parliament began to work on a new law provision establishing the transfer of the pension funds. The law provision was drawn up as a draft in the first months of 2008 and the legislation processes are in progress as of the preparation date of these financial statements.

As of 31 December 2007, the pension fund has no technical or actual deficit which requires a provision, in accordance with the technical balance sheet report audited pursuant to the framework stated in the above first paragraph, and which was prepared in consideration of the draft law provisions mentioned above. Furthermore, the Bank management is of the opinion that the liability amount to arise during and after the transfer will be at a reasonable level that can be met by the Fund's assets and it will not cause any additional burden for the Bank.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**XVIII. EXPLANATIONS ON TAXATION:**

**a. Current Tax:**

On 21 June 2006, "Corporate Tax Law" No. 5520 ("New Tax Law") was published in the Official Gazette, No. 26205. Many clauses of the New Tax Law are effective from 1 January 2006. According to New Tax Law, the corporate tax rate is 20% beginning from 1 January 2006. Corporate tax is calculated on the total income of the Bank after adjusting for certain disallowable expenses, exempt income and other allowances. No further tax is payable unless the profit is distributed.

Dividends paid to non-resident corporations, which have a place of business in Turkey or are resident corporations, are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 15%. An increase in capital via issuing bonus shares is not considered as profit distribution and thus does not incur withholding tax.

Corporations are required to pay advance corporate tax quarterly at a rate of 20% on their corporate income. Advance tax is declared by the 14th and paid by the 17th day of the second month following each calendar quarter end. Advance tax paid by corporations which is for the current period is credited against the annual corporation tax calculated on their annual corporate income in the following year. Despite the offset, if there is temporary prepaid tax remaining, this balance can be refunded or used to offset any other financial liabilities to the government.

A 75% portion of the capital gains derived from the sale of equity investments and immovable properties held for at least two years is tax exempt, if such gains are added to paid-in capital or held in a special fund account under liability for five years.

Under the Turkish Corporate Tax Law, losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns until the 25th day of the following forth month after the closing of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year following the date of filing during which time period the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

**b. Deferred Tax:**

The Bank calculates and accounts for deferred income taxes for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in these financial statements in accordance with "Turkish Accounting Standard for Income Taxes" ("TAS 12") and the related decrees of the BRSA concerning about the income taxes. In the deferred tax calculation, the enacted tax rate, in accordance with the tax legislation, is used as of the balance sheet date.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

Deferred tax liabilities are recognized for all resulting temporary differences whereas deferred tax assets resulting from temporary differences are recognized to the extent that it is probable that future taxable profit will be available against which the deferred tax assets can be utilized.

The calculated deferred tax assets and deferred tax liabilities are presented on a net basis in these financial statements.

### XIX. EXPLANATIONS ON BORROWINGS:

Trading financial liabilities and derivative instruments are carried at their fair values and other financial liabilities are carried at amortized cost using the effective yield method.

### XX. EXPLANATIONS ON ISSUANCE OF SHARE CERTIFICATES:

Transaction costs regarding the issuance of share certificates are at an immaterial level.

The distribution of profit for the period 1 January-31 December 2006, resolved at the General Assembly Meeting, is explained in Note V.c of Section Five.

On 9 January 2007, the Bank increased its paid-in capital by YTL200.000 (8,33% of paid-in capital), limiting the preemptive rights of the existing shareholders, and Citibank paid YTL9,5 for each share amounting in total to YTL1.900.000. With this transaction the Bank's paid-in capital increased by YTL200.000 from YTL2.200.000 to YTL2.400.000 and the remaining YTL 1.700.000 has been accounted under shareholder's equity as "Share Premium".

On 25 June 2007, the paid-in capital of the Bank was increased by YTL600.000 from YTL2.400.000 to YTL3.000.000. YTL296.002 of the increase was met by extraordinary reserves, YTL7.995 was met by real estate and participation share sale profits, and YTL 296.003 was met by inflation adjustment difference which is in the equity reserves.

### XXI. EXPLANATIONS ON AVALIZED DRAFTS AND ACCEPTANCES:

Avalized drafts and acceptances shown as liabilities against assets are included in the off-balance sheet commitments.

### XXII. EXPLANATIONS ON GOVERNMENT GRANTS:

As of 31 December 2007 and 31 December 2006, there is no government grant for the Bank.

### XXIII. EXPLANATIONS ON SEGMENT REPORTING:

Field of activity is a distinguishable part involved with a single product or service or interrelated products or services activity that are subject to risks and returns that are different from those of other fields of activity. Reporting according to the field of activity is presented in Note X of Section Four.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

### XXIV. PROFIT RESERVES AND PROFIT APPROPRIATION:

Retained earnings as per the statutory financial statements other than legal reserves are available for distribution, subject to the legal reserve requirement referred to below.

Under the Turkish Commercial Code, the Bank is required to create the following legal reserves from appropriations of earnings, which are available for distribution only in the event of liquidation or losses:

a) First legal reserve, appropriated at the rate of 5%, until the total reserve is equal to 20% of issued and fully paid-in share capital.
b) Second legal reserve, appropriated at the rate of at least 10% of distributions in excess of 5% of issued and fully paid-in share capital, without limit.

According to the Turkish Commercial Code, legal reserves can only be used to compensate accumulated losses and cannot be used for other purposes unless they exceed 50% of paid-in capital.

### XXV. EARNINGS PER SHARE:

Earning per share disclosed in the income statement is calculated by dividing net profit for the year to the weighted average number of shares outstanding during the period concerned.

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Distributable Net Profit to Common Shares | 1.994.294 | 1.600.192 |
| Average Number of Issued Common Shares (Thousand) | 300.000.000 | 275.000.000 |
| **Earnings Per Share (Amounts presented as full YTL)** | **0,00665** | **0,00582** |

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("bonus shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of bonus shares issued without a corresponding change in resources by giving them a retroactive effect for the year in which they were issued and for each earlier period.

As of 31 December 2007, there are 60.000.000.000 bonus shares (31 December 2006: 39.999.945.600).

### XXVI. RELATED PARTIES:

Parties defined in the subsection 2, article 49 of the Banking Law No. 5411, Bank's senior management, and board members are deemed as related parties. Transactions regarding related parties are presented in Note VII of Section Five.

### XXVII. CASH AND CASH EQUIVALENT ASSETS:

For the purposes of the cash flow statement cash includes cash effectives, cash in transit, purchased cheques and demand deposits including balances with the Central Bank; and cash equivalents include interbank money market placements, time deposits at banks with original maturity periods of less than three months.

### XXVIII. RECLASSIFICATIONS

Comparative figures of 31 December 2007 and 31 December 2006, have been reclassified to conform to changes in presentation in the current period.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

## SECTION FOUR
## INFORMATION RELATED TO FINANCIAL POSITION OF THE BANK

### I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO:

**a.** The Bank's capital adequacy ratio is 18,91 % (31 December 2006: 20,67%). This rate is considerably above the minimum rate specified by the related regulation.

**b.** For the calculation of the capital adequacy ratio, the Bank classifies the risk weighted assets and non-cash loans according to the risk weights defined by the regulations and calculates "Total risk weighted assets" which is the sum of "Market risk on securities" and the "Bank's currency risk". The following tables present the classifications of "Risk weighted assets" and the calculation of "shareholders' equity" for the capital adequacy ratio calculation.

**c. Information related to capital adequacy ratio:**

| | Risk Weights | | | |
|---|---|---|---|---|
| | **0%** | **20%** | **50%** | **100%** |
| **Amount Subject to Credit Risk** | | | | |
| Balance Sheet Items (Net) | 28.726.922 | 741.152 | - | 38.592.458 |
| Cash | 515.598 | 161 | - | - |
| Matured Marketable Securities | - | - | - | - |
| The Central Bank of the Republic of Turkey | 579.407 | - | - | - |
| Domestic, Foreign Banks, Foreign Head Offices and Branches | - | 720.849 | - | 608.623 |
| Interbank Money Market Placements | - | - | - | - |
| Receivables from Reverse Repurchase Transactions | - | - | - | - |
| Reserve Requirements with the Central Bank of the Republic of Turkey | 1.618.535 | - | - | - |
| Loans | 904.460 | - | - | 35.593.996 |
| Non-performing Receivables (Net) | - | - | - | - |
| Lease Receivables | - | - | - | - |
| Available-for-Sale Financial Assets | 18.630.396 | - | - | 5.778 |
| Held-to-Maturity Investments | - | - | - | - |
| Receivables From the Disposal of Assets | - | - | - | 906 |
| Miscellaneous Receivables | - | - | - | 38.325 |
| Interest and Income Accruals | 1.797.727 | 20.142 | - | 514.997 |
| Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships) (Net) | - | - | - | 746.353 |
| Fixed Assets | - | - | - | 703.126 |
| Other Assets | 4.680.799 | - | - | 380.354 |
| Off-Balance Sheet Items | 38.997 | 1.452.428 | 1.176.384 | 7.394.705 |
| Non-Cash Loans and Commitments | 38.997 | 1.341.083 | 1.176.384 | 7.339.286 |
| Derivative Financial Instruments | - | 111.345 | - | 55.419 |
| Non-Risk Weighted Accounts | - | - | - | - |
| **Total Risk Weighted Assets** | **28.765.919** | **2.193.580** | **1.176.384** | **45.987.163** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**d. Summary information related to capital adequacy ratio:**

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Amount Subject to Credit Risk ("ASCR") | 47.014.071 | 33.866.537 |
| Amount Subject to Market Risk ("ASMR") | 2.408.788 | 1.053.913 |
| Amount Subject to Operational Risk ("ASOR") (*) | 6.737.514 | - |
| Shareholders' Equity | 10.618.305 | 7.219.567 |
| Shareholders' Equity/(ASCR+ASMR+ASOR) *100 | 18,91 | 20,67 |

(*) "Amount Subject to Operational Risk" was calculated for the first time on 30 June 2007, according to the "Regulation Regarding Measurement and Evaluation of the Bank's Capital Adequacy Ratio", published in the Official Gazette No. 26333 dated 1 November 2006 which is applicable from 1 June 2007.

**e. Information about shareholders' equity items:**

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| **CORE CAPITAL** | | |
| Paid-in Capital | 3.000.000 | 2.200.000 |
| Nominal Capital | 3.000.000 | 2.200.000 |
| Capital Commitments | - | - |
| Inflation Adjustment to Share Capital | 1.905.892 | 2.201.895 |
| Share Premium | 1.700.000 | - |
| Share Cancellation Profits | - | - |
| Legal Reserves | 518.456 | 377.280 |
| First Legal Reserve (Turkish Commercial Code 466/1) | 313.292 | 233.282 |
| Second Legal Reserve (Turkish Commercial Code 466/2) | 205.164 | 143.998 |
| Other Legal Reserves per Special Legislation | - | - |
| Status Reserves | - | - |
| Extraordinary Reserves | 1.286.315 | 791.791 |
| Reserves Allocated by the General Assembly | 1.286.315 | 791.791 |
| Retained Earnings | - | - |
| Accumulated Loss | - | - |
| Foreign Currency Share Capital Exchange Difference | - | - |
| Inflation Adjustment to Legal Reserves, Status Reserves and Extraordinary Reserves | - | - |
| Profit | 1.994.294 | 1.600.192 |
| Net Income for the Period | 1.994.294 | 1.600.192 |
| Prior Period Profit | - | - |
| Provisions for Possible Risks up to 25% of Core Capital | - | - |
| Profit on Disposal of Associates, Subsidiaries and Immovables to be Transferred to Share Capital | - | - |
| Primary Subordinated Loans up to 15% of Core Capital. | - | - |
| Uncovered Portion of Loss with Reserves (-) | - | - |
| Net Current Period Loss | - | - |
| Prior Period Loss | - | - |
| Leasehold Improvements (-) | 15.675 | 9.830 |
| Prepaid Expenses (-) | 74.417 | 21.694 |
| Intangible Assets (-) | 31.330 | 24.501 |
| Deferred Tax Asset Amount Exceeding 10% of Core Capital (-) | - | - |
| Limit Exceeding Amount Regarding the Third Clause of the Article 56 of the Law (-) | - | - |
| **Total Core Capital** | **10.404.957** | **7.171.158** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

| | | |
|---|---|---|
| **SUPPLEMENTARY CAPITAL** | | |
| Provisions | 275.694 | 181.233 |
| 45% of the Movables Revaluation Fund | - | - |
| 45% of the Immovables Revaluation Fund | - | - |
| Bonus Shares of Investment in Associates, Subsidiaries and Joint Ventures | - | - |
| Primary Subordinated Loans That are not Considered in the Calculation of Core Capital | - | - |
| Secondary Subordinated Loans | - | - |
| 45% Of Marketable Securities Valuation Fund | 81.872 | (58.540) |
| From Investments in Associates And Subsidiaries | 2.230 | 2.554 |
| From Available-for-Sale Financial Assets | 79.642 | (61.094) |
| Inflation Adjustment to Capital Reserve, Profit Reserve and Prior Years' Income or Loss (Except Inflation Adjustment to Legal Reserves, Status Reserves and Extraordinary Reserves) | - | - |
| **Total Supplementary Capital** | **357.566** | **122.693** |
| **TIER III CAPITAL** | - | - |
| **CAPITAL** | **10.762.523** | **7.293.851** |
| **DEDUCTIONS FROM THE CAPITAL** | **144.218** | **74.284** |
| Investments in Unconsolidated Financial Institutions (Domestic, Foreign) and Banks in which 10% or More Equity Interest Exercised | 22.796 | 18.259 |
| Investments in Financial Institutions (Domestic, Foreign) and Banks, in Which Less than 10% of Equity Interest is Exercised and That Exceeds the 10% And More of the Total Core and Supplementary Capital of the Bank | - | - |
| The Secondary Subordinated Loans Extended to Banks, Financial Institutions (Domestic or Foreign) or Significant Shareholders of the Bank and the Debt Instruments That Have Primary or Secondary Subordinated Loan Nature Purchased from Them | - | - |
| Loans Extended as Contradictory to the Articles 50 And 51 of The Law | - | - |
| Excess of 50% of the Bank's Immovables' Total Net Book Value and Net Book Value of Immovables Obtained Against Bank's Receivables that Must be Disposed According to Article 57 of the Banking Law which Could not be Disposed Although Five Years Have Passed Since the Acquisition Date | - | - |
| Other | - | - |
| **Total Shareholders' Equity** | **10.618.305** | **7.219.567** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

### II. EXPLANATIONS ON CREDIT RISK:

**a.** Credit risk is the risk that the counterparties may be unable to meet the terms of their agreements. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. Credit risks are determined for each individual customer, enterprise, business group and risk groups separately. While determining credit risk, criteria such as the customers' financial strength, commercial capacities, sectors, geographic areas and capital structure are evaluated. Analyses of the financial position of the customers are based on the statements of account and other information in accordance with the related legislation. Previously determined credit limits are constantly revised according to changing conditions. The type and amount of collateral and guarantees to be obtained are specified on a customer basis during the determination of credit limits.

During loan extensions, limits determined on a customer and product basis are essentially followed up; information on risk and limits information is closely monitored.

**b.** There are risk control limits set for the market risks and credit risks arise from forward and option agreements and other similar agreements.

**c.** When necessary, derivative instruments are exercised to control and to offset credit risks that can especially originate from foreign exchange and interest rate fluctuations.

**d.** Non-cash loans turned into cash loans are included in the same risk group as cash loans which are not collected upon maturity. Credit risk management is applied for all positions involving counterparty risk.

Rescheduled or restructured loans are followed in their relevant groups until all receivables from the loans are collected. Monitoring also continues until the receivables from the loans are completely collected.

The Bank considers that long-term commitments are more exposed to credit risk than short-term commitments, and points such as defining risk limits for long-term risks and obtaining collateral are treated in a wider extent than short-term risks.

**e.** The Bank's banking activities in foreign countries and credit transactions do not constitute an important risk in terms of the related countries' economic conditions and activities of customers and companies.

When considered within the financial activities of other financial institutions, the Bank as an active participant in the national and international banking market is not exposed to a significant credit risk. As seen in the Bank's balance sheet, the ratio of loans under follow-up to total loans is as low as 2,7% (31 December 2006: 2,1%) and 100% provision has been provided.

**f.** 1. The proportion of the Bank's top 100 cash loan balances in total cash loans is 28% (31 December 2006: 26%).
2. The proportion of the Bank's top 100 non-cash loan balances in total non-cash loans is 51% (31 December 2006: 45%).
3. The proportion of the Bank's cash and non-cash loan balances with the first 100 customers comprises of 16% of total cash loans and non-cash loans (31 December 2006: 26%).

**g.** The Bank provided a general provision amounting to YTL 275.694 (31 December 2006: YTL 181.233).

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**h. Information on loan types and provisions:**

| Current Period-31 December 2007 | Commercial Loans | Consumer Loans | Credit Cards | Total |
|---|---|---|---|---|
| Standard Loans | 23.410.965 | 8.137.838 | 3.651.369 | 35.200.172 |
| Close Monitoring Loans | 953.145 | 626.211 | 236.255 | 1.815.611 |
| Loans Under Follow-up | 526.306 | 200.743 | 280.451 | 1.007.500 |
| Specific Provision (-) | 526.306 | 200.743 | 280.451 | 1.007.500 |
| **Total** | **24.364.110** | **8.764.049** | **3.887.624** | **37.015.783** |

| Prior Period-31 December 2006 | Commercial Loans | Consumer Loans | Credit Cards | Total |
|---|---|---|---|---|
| Standard Loans | 18.499.129 | 5.818.685 | 2.963.888 | 27.281.702 |
| Close Monitoring Loans | 515.331 | 328.344 | 211.564 | 1.055.239 |
| Loans Under Follow-up | 242.475 | 91.756 | 259.340 | 593.571 |
| Specific Provision (-) | 242.475 | 91.756 | 259.340 | 593.571 |
| **Total** | **19.014.460** | **6.147.029** | **3.175.452** | **28.336.941** |

**i. Information on loans and advances past due but not impaired:**

| 31 December 2007 | Commercial Loans | Consumer Loans | Credit Cards | Total |
|---|---|---|---|---|
| Past due up to 30 days | 460.938 | 519.698 | 240.286 | 1.220.922 |
| Past due 30-60 days | 167.522 | 231.686 | 84.419 | 483.627 |
| Past due 60-90 days | 96.593 | 87.311 | 25.305 | 209.209 |
| **Total** | **725.053** | **838.695** | **350.010** | **1.913.758** |

**j. Information on debt securities, treasury bills and other eligible bills:**

| Current Period-31 December 2007<br>Moody's Rating | Trading Financial Assets | Available for Sale Financial Assets | Held to Maturity Securities | Total |
|---|---|---|---|---|
| Aaa | - | - | - | |
| A1, A2, A3 | - | - | - | - |
| Baa1, Baa2, Baa3 | - | - | - | - |
| Ba1 | - | - | - | - |
| Ba3 (*) | 4.800.523 | 20.225.680 | - | 25.026.203 |
| **Total** | **4.800.523** | **20.225.680** | **-** | **25.026.203** |

(*) Securities consist of T.C. Governments Bonds and Treasury Bills

| Prior Period-31 December 2006<br>Moody's Rating | Trading Financial Assets | Available for Sale Financial Assets | Held to Maturity Securities | Total |
|---|---|---|---|---|
| Aaa | - | - | - | |
| A1, A2, A3 | - | - | - | - |
| Baa1, Baa2, Baa3 | - | - | - | - |
| Ba1 | - | - | - | - |
| Ba3 (*) | 6.550.242 | 13.751.457 | - | 20.301.699 |
| **Total** | **6.550.242** | **13.751.457** | **-** | **20.301.699** |

(*) Securities consist of T.C. Governments Bonds and Treasury Bills

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**k. Information on rating classes and concentration:**

The Bank calculates the probability of clients defaulting using client rating systems. Different rating systems are used for commercial loans, consumer loans and credit cards. Concentration information for loans classified using the rating systems is given in the table below.

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Above average | 26,41% | 26,84% |
| Average | 53,82% | 50,96% |
| Below Average | 14,97% | 16,40% |
| Unrated | 4,80% | 5,80% |

**l. Information on maximum exposure to credit risk:**

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| **Credit risk exposures relating to on-balance sheet assets:** | **63.803.951** | **50.958.411** |
| Loans and advances to banks | 1.333.366 | 2.177.402 |
| Loans and advances to customers | 37.015.783 | 28.336.941 |
| -Credit cards | 3.887.624 | 3.175.452 |
| -Consumer | 8.764.049 | 6.147.029 |
| -Corporate | 24.364.110 | 19.014.460 |
| Trading assets | 4.842.990 | 6.609.576 |
| -Government bonds | 4.800.523 | 6.550.242 |
| -Share certificates | 47 | 26 |
| -Other marketable securities | - | 492 |
| -Trading derivative financial assets | 42.420 | 58.816 |
| Investments securities | 20.231.458 | 13.757.035 |
| -Government bonds | 20.225.680 | 13.751.457 |
| -Share certificates | 5.778 | 5.578 |
| -Other marketable securities | - | - |
| Financial lease receivables | - | - |
| Other assets | 380.354 | 77.457 |
| **Credit risk exposures relating to off-balance sheet items:** | **5.184.707** | **3.919.143** |
| Financial guaranties | 3.784.104 | 2.993.349 |
| Loan commitments and other credit related liabilities | 1.400.603 | 925.794 |
| **Total** | **68.988.658** | **54.877.554** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**m. Customer and geographical concentration of credit risk**

| | Loans Granted to Real Persons and Corporate Entities | | Loans Granted to Banks and Other Financial Institutions | | Marketable Securities(*) | | Other Loans(**) | |
|---|---|---|---|---|---|---|---|---|
| | Current Period 31 December 2007 | Prior Period 31 December 2006 | Current Period 31 December 2007 | Prior Period 31 December 2006 | Current Period 31 December 2007 | Prior Period 31 December 2006 | Current Period 31 December 2007 | Prior Period 31 December 2006 |
| **Industry Sectors** | | | | | | | | |
| Private Sector | 20.515.595 | 16.528.472 | 1.890.541 | 1.267.321 | - | - | 13.317.360 | 7.017.850 |
| Public Sector | 1.685.566 | 1.198.538 | 93.352 | 37.942 | 25.026.203 | 20.302.191 | 1.511.017 | 508.635 |
| Banks | - | - | 236.872 | 74.128 | - | - | 5.483.136 | 5.540.809 |
| Individual Customers | 12.593.857 | 9.230.540 | - | - | - | - | 7.225.056 | 5.974.503 |
| Share Certificates | - | - | - | - | 5.825 | 5.604 | - | - |
| **Total** | **34.795.018** | **26.957.550** | **2.220.765** | **1.379.391** | **25.032.028** | **20.307.795** | **27.536.569** | **19.041.797** |
| | | | | | | | | |
| **Geographical Sectors** | | | | | | | | |
| Domestic | 34.481.048 | 26.730.890 | 2.220.765 | 1.379.391 | 25.031.918 | 20.307.685 | 20.368.831 | 13.893.661 |
| European Union Countries | 178.328 | 191.744 | - | - | 110 | 110 | 6.635.700 | 4.502.524 |
| OECD Countries(***) | - | - | - | - | - | - | 432.910 | 564.560 |
| Off-shore Banking Regions | - | - | - | - | - | - | - | - |
| USA, Canada | 11.600 | 14.160 | - | - | - | - | 53.422 | 79.199 |
| Other Countries | 124.042 | 20.756 | - | - | - | - | 45.706 | 1.853 |
| **Total** | **34.795.018** | **26.957.550** | **2.220.765** | **1.379.391** | **25.032.028** | **20.307.795** | **27.536.569** | **19.041.797** |

(*) Marketable securities consist of fair value through profit and loss, available for sale and held to maturity securities.

(**) Other loans consist of transactions which are not classified in the first three columns of THP and transactions defined as loan in the article 48 of the Banking Law No.5411

(***) OECD Countries other than EU countries, USA and Canada

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**n. Information according to geographical concentration:**

| | Assets | Liabilities (***) | Non-cash Loans | Capital Expenditures | Net Profit |
|---|---|---|---|---|---|
| **Current Period-31 December 2007** | | | | | |
| Domestic | 65.477.452 | 47.677.284 | 5.184.707 | 137.473 | 2.051.976 |
| European Union Countries | 1.344.178 | 8.086.826 | - | - | - |
| OECD Countries (*) | 12.112 | 1.015.242 | - | - | - |
| Off-Shore Banking Regions | 1.679 | 9.446 | - | - | (57.682) |
| USA, Canada | 438.054 | 553.380 | - | - | - |
| Other Countries | 24.653 | 261.739 | - | - | - |
| Subsidiaries, Investment in Associates and Joint Ventures (Net) | 769.149 | - | - | - | - |
| Unallocated Assets/Liabilities (**) | - | - | - | - | - |
| **Total** | **68.067.277** | **57.603.917** | **5.184.707** | **137.473** | **1.994.294** |
| **Prior Period-31 December 2006** | | | | | |
| Domestic | 53.830.879 | 39.763.169 | 3.919.143 | 165.558 | 1.542.259 |
| European Union Countries | 2.134.584 | 8.855.474 | - | - | - |
| OECD Countries (*) | 3.981 | 1.256.525 | - | - | - |
| Off-Shore Banking Regions | 2.064 | 31.877 | - | - | 57.933 |
| USA, Canada | 207.294 | 193.910 | - | - | - |
| Other Countries | 1.853 | 106.238 | - | - | - |
| Subsidiaries, Investment in Associates and Joint Ventures (Net) | 902.049 | - | - | - | - |
| Unallocated Assets/Liabilities (**) | - | - | - | - | - |
| **Total** | **57.082.704** | **50.207.193** | **3.919.143** | **165.558** | **1.600.192** |

(*) OECD Countries other than EU Countries, USA and Canada
(**) Unallocated assets/liabilities which could not be distributed according to a consistent principle
(***) Shareholders' equity is not included

**o. Sectoral concentrations for cash loans:**

| | Current Period 31 December 2007 | | | | Prior Period 31 December 2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | YTL | (%) | FC | (%) | YTL | (%) | FC | (%) |
| Agricultural | 649.435 | 2,51 | 13.995 | 0,12 | 447.208 | 2,26 | 14.921 | 0,17 |
| Farming and Raising Livestock | 595.872 | 2,31 | 11.450 | 0,10 | 396.535 | 2,01 | 5.359 | 0,06 |
| Forestry | 52.475 | 0,20 | 2.545 | 0,02 | 50.163 | 0,25 | 6.813 | 0,08 |
| Fishing | 1.088 | 0,00 | 0 | 0,00 | 510 | 0,00 | 2.749 | 0,03 |
| Manufacturing | 4.589.699 | 17,79 | 3.596.483 | 32,05 | 3.135.387 | 15,91 | 3.622.103 | 41,98 |
| Mining | 116.781 | 0,45 | 17.711 | 0,16 | 61.468 | 0,31 | 25.978 | 0,30 |
| Production | 3.934.331 | 15,25 | 3.484.068 | 31,05 | 3.056.065 | 15,51 | 2.952.461 | 34,22 |
| Electric, Gas and Water | 538.587 | 2,09 | 94.704 | 0,84 | 17.854 | 0,09 | 643.664 | 7,46 |
| Construction | 630.331 | 2,44 | 1.013.584 | 9,03 | 401.608 | 2,04 | 229.082 | 2,65 |
| Services | 6.347.312 | 24,60 | 3.464.271 | 30,88 | 5.608.611 | 28,47 | 2.701.637 | 31,31 |
| Wholesale and Retail Trade | 4.406.849 | 17,08 | 1.032.901 | 9,21 | 3.896.518 | 19,77 | 782.486 | 9,07 |
| Hotel, Food and Beverage Services | 303.348 | 1,18 | 388.377 | 3,46 | 234.318 | 1,19 | 258.946 | 3,00 |
| Transportation and Telecommunication | 541.480 | 2,10 | 287.200 | 2,56 | 478.151 | 2,43 | 576.981 | 6,69 |
| Financial Institutions | 529.853 | 2,05 | 1.690.912 | 15,07 | 378.218 | 1,92 | 1.001.173 | 11,60 |
| Real Estate and Leasing Services | 25.696 | 0,10 | 25.907 | 0,23 | 13.471 | 0,07 | 38.811 | 0,45 |
| Professional Services | 69.155 | 0,27 | 1.942 | 0,02 | 61.024 | 0,31 | 4.342 | 0,05 |
| Education Services | 62.647 | 0,24 | 0 | 0,00 | 51.156 | 0,26 | 2 | 0,00 |
| Health and Social Services | 408.284 | 1,58 | 37.032 | 0,33 | 495.755 | 2,52 | 38.896 | 0,45 |
| Other | 13.578.845 | 52,66 | 3.131.828 | 27,92 | 10.114.993 | 51,32 | 2.061.391 | 23,89 |
| **Total** | **25.795.622** | **100,00** | **11.220.161** | **100,00** | **19.707.807** | **100,00** | **8.629.134** | **100,00** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

## III. EXPLANATIONS ON MARKET RISK:

Companies are exposed to market risk, due to the movements in exchange rates, interest rates, and market prices of stocks. The Bank believes that exchange risk and interest rate risk are the two most important components constituting the market risk. Market risk is measured using two separate methods, which are the "inherent model", and "standard method".

According to the "inherent model", market risk is measured with the Value at Risk (VaR) approach. In VaR calculations, variance, covariance, historical comparison and Monte Carlo simulation methods are used. The software used can perform calculations with an advanced yield curve and volatility models. The VaR model is based on the assumptions of a 99% confidence interval and 10 days retention period. VaR analyses are reported to senior management, and they are also used as risk parameters for the bond portfolio and as a limit management instrument. Limits are revised steadily according to the market conditions and the application of specified limits is subjected to authority restrictions, thereby increasing the control efficiency. VaR analyses are supported with scenario analyses and stress tests, and take into consideration the effects of low-probability events which have a significant impact and the market fluctuations. Retrospective tests of the model outputs are performed regularly.

According to the "standard method", market risk is measured on a securities portfolio basis in a way that includes the Group's exchange risk daily and weekly according to the standard method, and reported to the senior management. The table below indicates the details of the calculation of market risk as of 31 December 2007 according to "Market Risk Measurement Standard Method", pursuant to part 3 related to the "Calculation of the Amount basis to Market Risk", of the "Communiqué on the Measurement and Assessment of Capital Adequacy of the Banks", published in the Official Gazette dated 1 November 2006 No. 26333.

### a. Information on Market Risk:

| | | Balance |
|---|---|---|
| (I) | Capital to be Employed for General Market Risk-Standard Method | 154.922 |
| (II) | Capital to be Employed for Specific Risk-Standard Method | 6 |
| (III) | Capital to be Employed for Currency Risk-Standard Method | 37.775 |
| (IV) | Capital to be Employed for Commodity Risk-Standard Method | - |
| (V) | Capital to be Employed for Exchange Risk-Standard Method | - |
| (VI) | Capital to be Employed for Market Risk Due to Options-Standard Method | - |
| (VII) | Total Capital to be Employed for Market Risk for Banks Applying Risk Measurement Model | - |
| (VIII) | Total Capital to be Employed for Market Risk (I+II+III+IV+V+VI) | 192.703(*) |
| (IX) | Amount Subject to Market Risk (12,5xVIII) or (12,5xVII) | 2.408.788(*) |

(*) Of the "Amount subject to market risk", only YTL192.703 (8% of YTL2.408.788) is used in the calculation of the market risk related to the capital adequacy ratio which is given in Note I of Section Four. YTL192.703 is the minimum amount of capital that can mitigate the mentioned risk.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**b. Average Market Risk Table of Calculated Market Risk for 3 Months Periods:**

| | Current Period 31 December 2007 | | | Prior Period 31 December 2006 | | |
|---|---|---|---|---|---|---|
| | Average | Maximum | Minimum | Average | Maximum | Minimum |
| Interest Rate Risk | 177.912 | 216.270 | 135.238 | 108.333 | 151.909 | 44.402 |
| Share Certificates Risk | 940 | 698 | 1.494 | 1.117 | 3 | 8.519 |
| Currency Risk | 50.081 | 58.845 | 29.299 | 76.962 | 126.200 | 31.392 |
| Commodity Risk | - | - | - | - | - | - |
| Settlement Risk | - | - | - | - | - | - |
| Option Risk | - | - | - | - | - | - |
| **Total Amount Subject to Risk** | **228.933** | **275.813** | **166.031** | **186.412** | **278.112** | **84.313** |

### IV. EXPLANATIONS ON OPERATIONAL RISK:

The "Basic indicator method" is used in the operational risk calculation of the Bank. The amount subject to the operational risk is calculated through the use of the gross income of the Bank in 2006, 2005, and 2004 in accordance to the "Calculation of the Operational Risk" applicable from 1 June 2007, which is the 4th part of the "Regulation Regarding Measurement and Evaluation of the Bank's Capital Adequacy Ratio" published in the Official Gazette No. 26333 dated 1 November 2006. Not all of the YTL6.737.514 used in the calculation of operational risk in the scope of "capital adequacy standard ratio" stated in Note I of this part, but only the YTL539.001, corresponding to the 8%, represents the operational risk to be exposed to. YTL539.001 also represents the minimum capital amount required to remove the related risk.

### V. EXPLANATIONS ON CURRENCY RISK:

The difference between the Bank's foreign currency denominated and foreign currency indexed assets and liabilities is defined as the "Net Foreign Currency Position" and is the basis of currency risk. Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. The Bank keeps the foreign exchange exposure amount within the limits set by the ERC. The Board, taking into account the recommendations by the ERC, sets a limit for the size of a foreign exchange exposure, which is closely monitored by ALCO.

Those limits are individually determined and followed for both the net overall FC position and for the foreign exchange exposure. Derivative financial instruments like forward foreign exchange contracts and currency swaps are used as tools for foreign exchange exposure management.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

The Bank's foreign exchange bid rates as of the date of the financial statements and for the last five days prior to that date are presented below:

| | USD | Euro | Yen |
|---|---|---|---|
| Balance Sheet Evaluation Rate | YTL1,1593 | YTL1,7059 | YTL1,0350 |
| | | | |
| 1. Day bid rate | YTL1,1600 | YTL1,6967 | YTL1,0269 |
| 2. Day bid rate | YTL1,1600 | YTL1,6829 | YTL1,0165 |
| 3. Day bid rate | YTL1,1600 | YTL1,6720 | YTL1,0162 |
| 4. Day bid rate | YTL1,1600 | YTL1,6698 | YTL1,0159 |
| 5. Day bid rate | YTL1,1600 | YTL1,6681 | YTL1,0168 |

The simple arithmetic average of the Bank's foreign exchange bid rates for the last thirty days preceding the balance sheet date for major foreign currencies are presented in the table below:

USD : YTL1,1590
Euro : YTL1,6984
Yen : YTL1,0432

As of 31 December 2006;

| | USD | Euro | Yen |
|---|---|---|---|
| Balance Sheet Evaluation Rate | YTL1,4150 | YTL1,8638 | YTL1,1897 |

**Information related to the Bank's currency risk: (Thousand YTL)**

The table below summarizes the Bank's exposure to foreign currency exchange rate risk, categorized by currency. Foreign currency indexed assets, classified as Turkish Lira assets according to the Uniform Chart of Accounts, are considered as foreign currency assets for the calculation of Net Foreign Currency Position. Therefore, the difference between the sum of the foreign currency assets in the following table and in the balance sheet is equal to the sum of foreign currency indexed assets.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

The Banks' real position, both in financial and economic terms, is presented in the table below:

| | Euro | USD | Yen | Other FC (*) | Total |
|---|---|---|---|---|---|
| **Current Period-31 December 2007** | | | | | |
| **Assets** | | | | | |
| Cash Equivalents and Central Bank | 2.246.946 | 93.242 | 412 | 19.137 | 2.359.737 |
| Banks | 780.977 | 500.820 | 10.684 | 14.290 | 1.306.771 |
| Financial Assets at Fair Value through Profit or Loss (Net) | 807.700 | 3.962.318 | - | - | 4.770.018 |
| Interbank Money Market Placements | - | - | - | - | - |
| Available-for-sale Financial Assets (Net) | 742.957 | 2.724.363 | - | - | 3.467.320 |
| Loans | 4.091.111 | 7.828.579 | 10.861 | 46.845 | 11.977.396 |
| Investments in Associates, Subsidiaries and Joint Ventures | 543.937 | - | - | 2 | 543.939 |
| Held-to-maturity Investments (Net) | - | - | - | - | - |
| Hedging Derivative Financial Assets | - | - | - | - | - |
| Tangible Assets (Net) | - | 2.603 | - | - | 2.603 |
| Intangible Assets (Net) | - | - | - | - | - |
| Other Assets | 1.008 | 4.560 | 2 | 344 | 5.914 |
| **Total assets** | **9.214.636** | **15.116.485** | **21.959** | **80.618** | **24.433.698** |
| **Liabilities** | | | | | |
| Bank Deposits | 27.030 | 159.289 | 69 | 5.483 | 191.871 |
| Foreign Currency Deposits | 5.406.686 | 9.524.856 | 11.255 | 540.252 | 15.483.049 |
| Funds from Interbank Money Market | - | - | - | - | - |
| Borrowings | 3.145.044 | 5.545.012 | 123 | 10.910 | 8.701.089 |
| Issued Marketable Securities (Net) | - | - | - | - | - |
| Miscellaneous Payables | 4.547 | 3.381 | 34 | 2.396 | 10.358 |
| Hedging Derivative Financial Liabilities | - | - | - | - | - |
| Other Liabilities | 28.010 | 98.894 | 1.967 | 596 | 129.467 |
| **Total Liabilities** | **8.611.317** | **15.331.432** | **13.448** | **559.637** | **24.515.834** |
| **Net on Balance Sheet Position** | **603.319** | **(214.947)** | **8.511** | **(479.019)** | **(82.136)** |
| **Net off-Balance Sheet Position (**)** | **(605.487)** | **130.785** | **(12.271)** | **489.458** | **2.485** |
| Financial Derivative Assets | 560.597 | 1.656.750 | 61.945 | 495.412 | 2.774.704 |
| Financial Derivative Liabilities | 1.166.084 | 1.525.965 | 74.216 | 5.954 | 2.772.219 |
| Non-cash Loans | 1.002.265 | 1.312.199 | 140.092 | 51.064 | 2.505.620 |
| **Prior Period-31 December 2006** | | | | | |
| Total Assets | 8.202.023 | 15.913.861 | 3.213 | 265.293 | 24.384.390 |
| Total Liabilities | 6.497.810 | 17.178.020 | 4.373 | 619.622 | 24.299.825 |
| Net on-Balance Sheet Position | 1.704.213 | (1.264.159) | (1.160) | (354.329) | 84.565 |
| Net off-Balance Sheet Position (**) | (1.735.950) | 1.364.921 | 559 | 343.271 | (27.199) |
| Financial Derivative Assets | 668.799 | 1.804.763 | 36.515 | 359.291 | 2.869.368 |
| Financial Derivative Liabilities | 2.404.749 | 439.842 | 35.956 | 16.020 | 2.896.567 |
| Non-cash Loans | 666.883 | 1.022.639 | 78.217 | 35.993 | 1.803.732 |

(*) Of the "Other FC" total assets amounting to YTL80.618 (31 December 2006: YTL265.293), YTL31.822 is in English Pounds (31 December 2006: YTL243.000), and YTL19.993 in Swiss Francs (31 December 2006: YTL18.231). Of the total liabilities amounting to YTL559.637 (31 December 2006: YTL619.622) YTL392.119 is in English Pounds (31 December 2006: YTL455.825) and YTL46.054 is in Swiss Francs (31 December 2006: YTL50.247).

(**) Presents the net balance of receivables and payables from derivative transactions. Foreign Exchange spot dealings shown under "Asset purchase commitments" in the financial statements, are included in the net off-balance sheet position.

**(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)**

### VI. EXPLANATIONS ON INTEREST RATE RISK:

"Interest Rate Risk" can be defined as the impact of interest rate changes on interest-sensitive assets and liabilities of the Bank. The ERC sets limits for the interest rate sensitivity of assets and liabilities and the sensitivity is closely monitored and reported weekly. In the case of high market fluctuations, daily reporting and analyses on transaction bases are made.

The Bank manages the interest rate risk on a portfolio basis and tries to minimize the risk effect on the profitability, financial exposure and cash flows by applying different strategies. Basic methods such as using fixed or floating interest rates for different portfolios and maturities, setting the fixed margin in floating rates, varying the rates for the short or long-term positions are applied actively.

#### a. Interest rate sensitivity of assets, liabilities and off-balance sheet items based on repricing dates:

**Current Period-31 December 2007**

| | Up to 1 Month | 1-3 Months | 3-12 Months | 1-5 Years | 5 Years and Over | Non Interest Bearing | Total |
|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | |
| Cash Equivalents and Central Bank | 1.667.268 | - | - | - | - | 1.095.166 | 2.762.434 |
| Banks | 532.616 | 155.988 | - | - | - | 644.762 | 1.333.366 |
| Financial Assets at Fair Value Through Profit or Loss (Net) | 5.953 | 1.889.523 | 2.634.268 | 160.577 | 152.622 | 47 | 4.842.990 |
| Interbank Money Market Placements | - | - | - | - | - | - | - |
| Available-for-sale Financial Assets (Net) | 1.122.345 | 5.378.750 | 8.767.289 | 4.059.158 | 898.138 | 5.778 | 20.231.458 |
| Loans | 13.937.993 | 5.298.044 | 11.205.804 | 5.870.532 | 703.410 | - | 37.015.783 |
| Held-to-maturity Investments (Net) | - | - | - | - | - | - | - |
| Other Assets | 26.142 | - | - | - | - | 1.992.577 | 2.018.719 |
| **Total Assets** | **17.292.317** | **12.722.305** | **22.607.361** | **10.090.267** | **1.754.170** | **3.738.330** | **68.204.750** |
| | | | | | | | |
| **Liabilities** | | | | | | | |
| Bank Deposits | 1.565.710 | 220.719 | - | - | - | 153.211 | 1.939.640 |
| Other deposits | 23.442.764 | 7.899.629 | 1.335.522 | 3.749 | - | 6.422.977 | 39.104.641 |
| Funds from Interbank Money Market | 4.386.236 | 5.341 | 22.988 | - | - | - | 4.414.565 |
| Miscellaneous Payables | - | - | - | - | - | 926.454 | 926.454 |
| Issued Marketable Securities (Net) | - | - | - | - | - | - | - |
| Borrowings | 2.920.369 | 4.407.317 | 1.300.007 | 226.808 | - | - | 8.854.501 |
| Other Liabilities (*) | 42.555 | 28.230 | 111.500 | 79.151 | 17.409 | 12.686.104 | 12.964.949 |
| **Total Liabilities** | **32.357.634** | **12.561.236** | **2.770.017** | **309.708** | **17.409** | **20.188.746** | **68.204.750** |
| | | | | | | | |
| Balance Sheet Long Position | - | 161.069 | 19.837.344 | 9.780.559 | 1.736.761 | - | 31.515.733 |
| Balance Sheet Short Position | (15.065.317) | - | - | - | - | (16.450.416) | (31.515.733) |
| Off Balance Sheet Long Position | 2.213.782 | 654.110 | 1.946.074 | 74.023 | - | - | 4.887.989 |
| Off Balance Sheet Short Position | (872.462) | (183.775) | (343.409) | (3.419.481) | (65.308) | - | (4.884.435) |
| **Total Position** | **(13.723.997)** | **631.404** | **21.440.009** | **6.435.101** | **1.671.453** | **(16.450.416)** | **3.554** |

(*) Shareholders' equity is presented under "Other liabilities" item in "Non interest bearing"

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

| Prior Period-31 December 2006 | Up to 1 Month | 1-3 Months | 3-12 Months | 1-5 Years | 5 years and Over | Non Interest Bearing | Total |
|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | |
| Cash Equivalents and Central Bank | 2.692.777 | - | - | - | - | 1.849.990 | 4.542.767 |
| Banks | 1.912.234 | 71.637 | 2.289 | - | - | 191.242 | 2.177.402 |
| Financial Assets at Fair Value through Profit or Loss (Net) | 20.280 | 2.208.784 | 4.180.309 | 124.115 | 75.570 | 518 | 6.609.576 |
| Interbank Money Market Placements | - | - | - | - | - | - | - |
| Available-for-sale Financial Assets (Net) | 1.234.195 | 4.421.538 | 5.230.544 | 2.865.180 | - | 5.578 | 13.757.035 |
| Loans | 11.273.420 | 4.180.331 | 8.106.132 | 4.204.638 | 572.420 | - | 28.336.941 |
| Held-to-maturity Investments (Net) | - | - | - | - | - | - | - |
| Other Assets | 93.337 | - | - | - | - | 1.731.204 | 1.824.541 |
| **Total Assets** | **17.226.243** | **10.882.290** | **17.519.274** | **7.193.933** | **647.990** | **3.778.532** | **57.248.262** |
| | | | | | | | |
| **Liabilities** | | | | | | | |
| Bank Deposits | 1.254.193 | 366.464 | 8.370 | - | - | 105.833 | 1.734.860 |
| Other Deposits | 20.048.501 | 5.320.841 | 1.413.037 | 1.852 | - | 5.682.415 | 32.466.646 |
| Funds from Interbank Money Market | 4.917.848 | 2.743 | 75 | - | - | - | 4.920.666 |
| Miscellaneous Payables | - | - | - | - | - | 779.567 | 779.567 |
| Issued Marketable Securities (Net) | - | - | - | - | - | - | - |
| Borrowings | 1.640.548 | 6.442.983 | 1.123.797 | 2.141 | - | - | 9.209.469 |
| Other Liabilities (*) | 22.011 | 22.395 | 65.550 | 74.906 | - | 7.952.192 | 8.137.054 |
| **Total Liabilities** | **27.883.101** | **12.155.426** | **2.610.829** | **78.899** | **-** | **14.520.007** | **57.248.262** |
| | | | | | | | |
| Balance Sheet Long Position | - | - | 14.908.445 | 7.115.034 | 647.990 | - | 22.671.469 |
| Balance Sheet Short Position | (10.656.858) | (1.273.136) | - | - | - | (10.741.475) | (22.671.469) |
| Off Balance Sheet Long Position | 1.224.108 | 252.043 | - | - | - | - | 1.476.151 |
| Off Balance Sheet Short Position | - | - | (125.216) | (1.338.603) | (20.167) | - | (1.483.986) |
| **Total Position** | **(9.432.750)** | **(1.021.093)** | **14.783.229** | **5.776.431** | **627.823** | **(10.741.475)** | **(7.835)** |

(*) Shareholders' equity is presented under "Other liabilities" item in "Non interest bearing"

**b. Effective average interest rates for monetary financial instruments %:**

Average interest rates in the following tables are the weighted average rates of the related balance sheet items.

| Current Period-31 December 2007 | EURO | USD | YEN | YTL |
|---|---|---|---|---|
| **Assets** | % | % | % | % |
| Cash Equivalents and Central Bank | 1,80 | 1,95 | - | 11,81 |
| Banks | 3,60 | 4,09 | - | 17,48 |
| Financial Assets at Fair Value Through Profit or Loss (Net) | 6,43 | 6,94 | - | 17,21 |
| Interbank Money Market Placements | - | - | - | - |
| Available-for-Sale Financial Assets (Net) | 6,95 | 5,62 | - | 18,81 |
| Loans | 5,99 | 6,63 | 1,78 | 21,12 |
| Held-to-Maturity Investments (Net) | - | - | - | - |
| | | | | |
| **Liabilities** | | | | |
| Bank Deposits | 4,25 | 5,28 | - | 17,19 |
| Other Deposits | 2,79 | 3,83 | 0,01 | 14,32 |
| Funds From Interbank Money Market | - | - | - | 16,89 |
| Miscellaneous Payables | - | - | - | - |
| Issued Marketable Securities (Net) | - | - | - | - |
| Borrowings | 4,85 | 5,82 | 1,72 | 14,69 |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

| Prior Period-31 December 2006 | EURO | USD | YEN | YTL |
|---|---|---|---|---|
| **Assets** | % | % | % | % |
| Cash Equivalents and Central Bank | 1,73 | 2,52 | - | 13,12 |
| Banks | 3,39 | 5,27 | - | 17,04 |
| Financial Assets at Fair Value Through Profit or Loss (Net) | 5,35 | 6,93 | - | 17,41 |
| Interbank Money Market Placements | - | - | - | - |
| Available-for-Sale Financial Assets (Net) | - | 7,35 | - | 18,20 |
| Loans | 5,23 | 7,49 | 4,12 | 22,23 |
| Held-to-Maturity Investments (Net) | - | - | - | - |
| **Liabilities** | | | | |
| Bank Deposits | 3,53 | 5,50 | - | 18,98 |
| Other Deposits | 2,38 | 4,30 | 0,02 | 15,47 |
| Funds From Interbank Money Market | - | - | - | 18,22 |
| Miscellaneous Payables | - | - | - | - |
| Issued Marketable Securities (Net) | - | - | - | - |
| Borrowings | 4,13 | 6,16 | - | 14,60 |

**VII. EXPLANATIONS ON LIQUIDITY RISK:**

Liquidity risk arises from the mismatching of maturities of assets and liabilities. The Bank balances maturities of the related assets and liabilities according to specific criteria and keeps the mismatching of maturities under control. A major objective of the Bank's asset and liability management is to ensure that sufficient liquidity is available to satisfy the Bank's own liquidity needs. For this objective, the Bank holds a sufficient amount of short-term funds. The ERC sets limits on the maturity mismatch of assets and liabilities and these limits are updated as necessary. Liquidity risk is measured and reported on a weekly basis. The Bank also analyses its liquidity risk on a daily and transaction basis, if there are significant market fluctuations. In the case of high market fluctuations, daily reporting and analyses on transaction basis are made.

The most important funding resources of the Bank are the shareholders' equity, the diversified and steady deposit base and the long-term funds borrowed from international institutions which are mainly placed in interest earning assets. In spite of a substantial portion of deposits from individuals being short-term, deposits are diversified by number and type, and the maturities of a large portion of deposits are renewed, which indicates that these deposits will provide a long-term and stable source of funding for the Bank.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**Breakdown of assets and liabilities according to their outstanding maturities:**

| | Demand | Up to 1 Month | 1-3 Months | 3-12 Months | 1-5 Years | 5 Years and Over | Unallocated (*) | Total |
|---|---|---|---|---|---|---|---|---|
| **Current Period-31 December 2007** | | | | | | | | |
| **Assets** | | | | | | | | |
| Cash Equivalents and Central Bank | 2.713.700 | 48.734 | - | - | - | - | - | **2.762.434** |
| Due From Banks | 644.762 | 532.616 | 155.988 | - | - | - | - | **1.333.366** |
| Financial Assets at Fair Value through Profit or Loss (Net) | 47 | 4.966 | 16.681 | 2.626.336 | 2.042.819 | 152.141 | - | **4.842.990** |
| Interbank Money Market Placements | - | - | - | - | - | - | - | **-** |
| Available-for-sale Financial Assets (Net) | 5.778 | - | 123.467 | 9.410.757 | 6.894.884 | 3.796.572 | - | **20.231.458** |
| Loans | - | 7.760.759 | 7.107.663 | 9.262.287 | 10.610.266 | 2.274.808 | - | **37.015.783** |
| Held-to-maturity Investments (Net) | - | - | - | - | - | - | - | **-** |
| Other Assets | 34.209 | 373.151 | 251 | 566 | 14.763 | - | 1.595.779 | **2.018.719** |
| **Total Assets** | **3.398.496** | **8.720.226** | **7.404.050** | **21.299.946** | **19.562.732** | **6.223.521** | **1.595.779** | **68.204.750** |
| **Liabilities** | | | | | | | | |
| Bank Deposits | 153.211 | 1.565.710 | 220.719 | - | - | - | - | **1.939.640** |
| Other Deposits | 6.422.977 | 23.442.764 | 7.899.629 | 1.335.522 | 3.749 | - | - | **39.104.641** |
| Borrowings | - | 951.934 | 380.462 | 3.905.830 | 2.565.735 | 1.050.540 | - | **8.854.501** |
| Funds from Interbank Money Market | - | 4.386.236 | 5.341 | 22.988 | - | - | - | **4.414.565** |
| Issued Marketable Securities (Net) | - | - | - | - | - | - | - | **-** |
| Miscellaneous Payables | - | 642.692 | 283.762 | - | - | - | - | **926.454** |
| Other Liabilities (**) | - | 1.339.309 | 247.259 | 277.587 | 480.732 | 19.229 | 10.600.833 | **12.964.949** |
| **Total Liabilities** | **6.576.188** | **32.328.645** | **9.037.172** | **5.541.927** | **3.050.216** | **1.069.769** | **10.600.833** | **68.204.750** |
| **Net Liquidity Gap** | **(3.177.692)** | **(23.608.419)** | **(1.633.122)** | **15.758.019** | **16.512.516** | **5.153.752** | **(9.005.054)** | **-** |
| **Prior Period-31 December 2006** | | | | | | | | |
| Total Assets | 4.711.521 | 8.462.712 | 8.256.407 | 12.666.409 | 19.576.842 | 1.916.165 | 1.658.206 | **57.248.262** |
| Total Liabilities | 5.788.248 | 27.314.955 | 6.375.796 | 4.217.075 | 4.939.715 | 1.571.404 | 7.041.069 | **57.248.262** |
| **Net Liquidity Gap** | **(1.076.727)** | **(18.852.243)** | **1.880.611** | **8.449.334** | **14.637.127** | **344.761** | **(5.382.863)** | **-** |

(*) Assets that are necessary for banking activities and that cannot be liquidated in the short-term, such as fixed and intangible assets, investments, subsidiaries, stationery, pre-paid expenses and loans under follow-up, are classified in this column.

(**) Shareholders' Equity is presented under "Other Liabilities" item in the "Unallocated" column.

**Breakdown of liabilities according to their remaining contractual maturities:**

| Current Period-31 December 2007 | Up to 1 month | 1-3 months | 3-12 months | 1-5 years | Over 5 years |
|---|---|---|---|---|---|
| **Liabilities** | | | | | |
| Deposits | 32.378.597 | 8.324.467 | 1.369.093 | 3.843 | - |
| Funds borrowed from other financial institutions | 967.169 | 447.000 | 4.190.175 | 3.029.658 | 1.191.998 |
| Funds from interbank money market | 4.390.000 | 7.013 | 24.987 | - | - |
| **Total** | **37.735.766** | **8.778.480** | **5.584.255** | **3.033.501** | **1.191.998** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**Breakdown of derivative instruments according to their remaining contractual maturities:**

| Current Period-31 December 2007 | Up to 1 month | 1-3 months | 3-12 months | 1-5 years | 5 years and Over |
|---|---|---|---|---|---|
| **Derivatives held for trading** | | | | | |
| Foreign exchange derivatives: | (8.083) | (3.467) | 311 | 15.957 | - |
| -Inflow | 559.276 | 145.850 | 113.276 | 73.997 | - |
| -Outflow | (567.359) | (149.317) | (112.965) | (58.040) | - |
| Interest rate derivatives: | 7.310 | (9.751) | 10.165 | (89.528) | 2.801 |
| -Inflow | 67.326 | 40.048 | 311.609 | 1.187.348 | 41.442 |
| -Outflow | (60.016) | (49.799) | (301.444) | (1.276.876) | (38.641) |
| Derivatives held for hedging | | | | | |
| Foreign exchange derivatives: | - | - | - | - | - |
| -Inflow | - | - | - | - | - |
| -Outflow | - | - | - | - | - |
| Interest rate derivatives: | - | - | - | - | - |
| -Inflow | - | - | - | - | - |
| -Outflow | - | - | - | - | - |
| **Total Inflow** | **626.602** | **185.898** | **424.885** | **1.261.345** | **41.442** |
| **Total Outflow** | **(627.375)** | **(199.116)** | **(414.409)** | **(1.334.916)** | **(38.641)** |

### VIII. EXPLANATIONS ON THE PRESENTATION OF FINANCIAL ASSETS AND LIABILITIES AT THEIR FAIR VALUES

The fair values of held-to-maturity assets are determined based on market prices or when this price is not available, based on market prices quoted for other securities subject to the same redemption qualifications in terms of interest, maturity and other similar conditions.

The expected fair value of the demand deposits represents the amount to be paid upon request. The fair values of the overnight deposits and floating rate placements represent the carrying value. The expected fair value of the fixed rate deposits is determined by calculating the discounted cash flow using the market interest rates of similar liabilities and loans.

The fair value of marketable securities issued is calculated according to broker price quotations and if these are not available, amounts derived from discounted cash flow models.

The expected fair value of loans and receivables are determined by calculating the discounted cash flows using the current market interest rates for the fixed loans with fixed interest rates. For the loans with floating interest rates, it is assumed that the carrying value reflects the fair value.

The following table summarizes the carrying values and fair values of financial assets and liabilities. The carrying value represents the acquisition costs and accumulated interest accruals of corresponding financial assets or liabilities.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

| | Carrying Value | | Fair Value | |
|---|---|---|---|---|
| | Current Period 31 December 2007 | Prior Period 31 December 2006 | Current Period 31 December 2007 | Prior Period 31 December 2006 |
| **Financial Assets** | **58.580.607** | **44.271.378** | **58.901.449** | **44.006.888** |
| Interbank Money Market Placements | - | - | - | - |
| Banks | 1.333.366 | 2.177.402 | 1.333.366 | 2.177.402 |
| Available-for-Sale Financial Assets (Net) | 20.231.458 | 13.757.035 | 20.231.458 | 13.757.035 |
| Held-to-Maturity Investments (Net) | - | - | - | - |
| Loans | 37.015.783 | 28.336.941 | 37.336.625 | 28.072.451 |
| **Financial Liabilities** | **50.825.236** | **44.190.542** | **50.551.502** | **43.984.625** |
| Bank Deposits | 1.939.640 | 1.734.860 | 1.939.640 | 1.734.860 |
| Other Deposits | 39.104.641 | 32.466.646 | 38.830.907 | 32.260.729 |
| Borrowings | 8.854.501 | 9.209.469 | 8.854.501 | 9.209.469 |
| Issued Marketable Securities (Net) | - | - | - | - |
| Miscellaneous Payables | 926.454 | 779.567 | 926.454 | 779.567 |

### IX. INFORMATION REGARDING THE ACTIVITIES CARRIED OUT ON BEHALF AND ACCOUNT OF OTHER PERSONS:

The Bank carries out trading, custody, management and consulting services on behalf of customers and on their account. The Bank has no trust transactions.

### X. EXPLANATIONS ON BUSINESS SEGMENTS:

The Bank operates in five main business segments including retail banking, corporate and commercial banking, treasury activities, private banking and international banking.

In scope of retail banking, the Bank offers a variety of retail services such as deposit accounts, consumer loans, credit cards, insurance products and wealth management services. The Bank's line of retail banking products and services also includes bank cards, investment funds trading, automatic payment services, foreign currency trading, safe deposit box rentals, cheques, money transfers, investment banking, telephone and internet banking.

Corporate and commercial banking serves financial solutions and banking services to large scale corporate and commercial customers. Among the products and services offered to corporate and commercial customers are New Turkish Lira and foreign currency denominated working capital loans, medium-term financing for investments, foreign trade financing, letters of credit and guarantee, foreign currency trading, corporate finance services and cash and deposit management services. In addition, the Bank provides timely and permanent solutions for corporate customers' working capital management, delivering cash management services tailored based on customers' requests that include collection and payment services and liquidity and information management. Project finance loans are provided within the context of investment banking activities.

Treasury activities are performed by the Treasury Unit. The Treasury Unit consists of Turkish Lira Fund Group, Foreign Exchange Fund Group, Treasury Marketing Group and Private Products Group. The Turkish Lira Group and Foreign Exchange Fund Group trade in Turkish Lira and foreign currency instruments on a spot and forward basis, and trade in treasury bills, bonds and other domestic securities together with foreign securities with AAA rating. The Marketing Group carries out marketing activities of treasury products and derivative financial products for customers.

**(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)**

Private banking serves the members of the upper-income groups who have expectations for utmost service quality both in banking and investment transactions.

International Banking activities are managed by the International Banking Unit. The Bank provides services for foreign trade financing, foreign currency and Turkish Lira clearances, and money transfers through agent financial institutions. The international banking unit serves in fundamental areas such as providing long-term funding opportunities, creating funding facility at lower prices that fully reflect country risk, diversifying funding resources and creating a base of international investors for that purpose.

Information on business segments as of 31 December 2007 is presented on the following table:

Segment reporting has been prepared for the first time on 30 June 2007 in accordance with the Article 28 of the "Communiqué on the Financial Statements and Related Explanation and Notes that will be Publicly Announced" published in the Official Gazette No. 26333 dated 1 November 2006.

| | Retail Banking | Corporate and Commercial Banking | Treasury | Private Banking | International Banking | Bank's Total Activities |
|---|---|---|---|---|---|---|
| **Current Period-31 December 2007** | | | | | | |
| Operating Income | 3.593.821 | 740.868 | 168.717 | 25.006 | 46.447 | 4.574.859 |
| Other (*) | - | - | - | - | - | 270.001 |
| Operating Income | 3.593.821 | 740.868 | 168.717 | 25.006 | 46.447 | 4.844.860 |
| Profit from Operating Activities | 1.683.144 | 498.957 | 125.768 | 22.139 | 41.191 | 2.371.199 |
| Other (*) | | | | | | 57.782 |
| Profit from Operating Activities | 1.683.144 | 498.957 | 125.768 | 22.139 | 41.191 | 2.428.981 |
| Income from Subsidiaries | - | - | - | - | - | 32.141 |
| Profit before Tax | - | - | - | - | - | 2.461.122 |
| Corporate Tax | - | - | - | - | - | (466.828) |
| Minority Rights | - | - | - | - | - | - |
| Net Profit for the Period | - | - | - | - | - | 1.994.294 |
| | | | | | | |
| Segment Assets | 17.277.711 | 20.983.848 | 26.384.376 | 85.505 | 333.404 | 65.064.844 |
| Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships) | - | - | - | - | - | 769.149 |
| Undistributed Assets | - | - | - | - | - | 2.370.757 |
| Total Assets | - | - | - | - | - | 68.204.750 |
| Segment Liabilities | 31.901.830 | 5.631.359 | 7.478.767 | 2.603.875 | 6.781.513 | 54.397.344 |
| Undistributed Liabilities | - | - | - | - | - | 3.206.573 |
| Shareholders' Equity | - | - | - | - | - | 10.600.833 |
| Total Liabilities | - | - | - | - | - | 68.204.750 |
| | | | | | | |
| Other Segment Items | | | | | | |
| Capital Investment | 88.683 | 4.296 | - | - | - | 92.979 |
| Amortization | (93.102) | (8.788) | (702) | (829) | (276) | (103.697) |
| Non-cash Other Income-Expense | (606.170) | (145.842) | 31.565 | 134 | (2) | (720.315) |
| Restructuring Costs | - | - | - | - | - | - |

(*) A detailed explanatory note on the Bank's partial collection of tax receivable, disclosed as other item in the table above amounting to YTL270.001 and tax base, late payment interest, and fine amounting to YTL57.782 is presented in Note III.e of Section Five.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**SECTION FIVE**
**INFORMATION AND DISCLOSURES RELATED TO UNCONSOLIDATED FINANCIAL STATEMENTS**

**I. EXPLANATIONS AND NOTES RELATED TO ASSETS:**

**a. Information related to cash equivalents and the account of the Central Bank of the Republic of Turkey (the "CBRT"):**

1. Information on cash equivalents and the account of the CBRT:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| Cash/Foreign Currency | 278.920 | 234.171 | 318.523 | 198.822 |
| The CBRT | 123.777 | 2.122.898 | 1.175.759 | 2.848.907 |
| Other | - | 2.668 | 545 | 211 |
| **Total** | **402.697** | **2.359.737** | **1.494.827** | **3.047.940** |

2. Information related to the account of the CBRT:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| Demand Unrestricted Account | 2.162 | 577.245 | 4.180 | 1.327.709 |
| Time Unrestricted Account | - | - | - | - |
| Time Restricted Account | - | - | - | - |
| Reserve Requirement | 121.615 | 1.545.653 | 1.171.579 | 1.521.198 |
| **Total** | **123.777** | **2.122.898** | **1.175.759** | **2.848.907** |

3. Explanation on reserve requirements:

In accordance with "Communiqué Regarding the Reserve Requirements" No. 2005/1 issued by the CBRT, banks operating in Turkey are required to place reserves in the CBRT with a rate of 6% for their YTL liabilities and 11% as USD and/or EUR for their foreign currency liabilities. The CBRT makes quarterly interest payments over the reserve requirements based on the interest rates set. As of 31 December 2007 the corresponding interest rates are for YTL, USD and EUR reserves are 11,81%, 1,95% and 1,80%, respectively.

**b. Information on financial assets at fair value through profit or loss:**

1. As of 31 December 2007, financial assets at fair value through profit or loss given as collateral/blocked amount to YTL822.036 (31 December 2006: YTL949.909). The Bank has no financial assets at fair value through profit or loss subject to repo transactions.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

2. Positive differences related to trading derivative financial assets:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| Forward Transactions | 10.498 | - | 11.570 | - |
| Swap Transactions | 3.839 | 3.427 | 6.346 | 31.999 |
| Futures Transactions | 19.889 | 354 | 8.410 | 33 |
| Options | 174 | 4.239 | - | - |
| Other | - | - | 458 | - |
| **Total** | **34.400** | **8.020** | **26.784** | **32.032** |

### c. Information on banks:

1. Information on banks:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| Banks | 26.595 | 1.306.771 | 1.246 | 2.176.156 |
| Domestic | 2.099 | 2.750 | 1.178 | 122.657 |
| Foreign | 24.496 | 1.304.021 | 68 | 2.053.499 |
| Head Quarters and Branches Abroad | - | - | - | - |
| **Total** | **26.595** | **1.306.771** | **1.246** | **2.176.156** |

2. Information on foreign banks account:

| | Unrestricted Amount | | Restricted Amount | |
|---|---|---|---|---|
| | Current Period 31 December 2007 | Prior Period 31 December 2006 | Current Period 31 December 2007 | Prior Period 31 December 2006 |
| European Union Countries | 428.055 | 1.855.500 | 437.290 | - |
| USA, Canada | 254.974 | 92.919 | 171.433 | 100.088 |
| OECD Countries (*) | 12.112 | 3.207 | - | - |
| Off-Shore Banking Regions | - | - | - | - |
| Other | 24.653 | 1.853 | - | - |
| **Total** | **719.794** | **1.953.479** | **608.723** | **100.088** |

(*) OECD Countries except EU countries, USA and Canada.

### d. Information on available-for-sale financial assets, net values:

1. As of 31 December 2007, available-for-sale financial assets subject to repurchase agreements amount to YTL4.317.197 (31 December 2006: YTL5.027.266); and those given as collateral/blocked amount to YTL870.229 (31 December 2006: YTL485.658).

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

2. Information on available-for-sale financial assets:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Debt Securities | 20.225.680 | 13.751.457 |
| Quoted to Stock Exchange | 20.225.680 | 13.751.457 |
| Not Quoted | - | - |
| Share Certificates | 5.778 | 5.578 |
| Quoted to Stock Exchange | - | - |
| Not Quoted | 5.778 | 5.578 |
| Impairment Provision (-) | - | - |
| **Total** | **20.231.458** | **13.757.035** |

**e. Information related to loans:**

1. Information on all types of loans and advances given to shareholders and employees of the Bank:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | Cash | Non-Cash Loans | Cash | Non-Cash Loans |
| Direct Loans Granted to Shareholders | 13.605 | 29.952 | 82.086 | 19.158 |
| Corporate Shareholders | 13.605 | 29.952 | 82.086 | 19.158 |
| Real Person Shareholders | - | - | - | - |
| Indirect Loans Granted to Shareholders | 881.650 | 453.613 | 586.283 | 338.794 |
| Loans Granted to Employees | 39.507 | - | 27.396 | - |
| **Total** | **934.762** | **483.565** | **695.765** | **357.952** |

2. Information on the first and second group loans and other receivables including loans that have been restructured or rescheduled:

| | Standard Loans and Other Receivables | | Loans and Other Receivables Under Close Monitoring | |
|---|---|---|---|---|
| | Loans and Other Receivables | Restructured or Rescheduled | Loans and Other Receivables | Restructured or Rescheduled |
| Non-specialized Loans | 35.200.172 | - | 1.815.570 | 41 |
| Discount And Purchase Notes | 149.149 | - | 432 | - |
| Export Loans | 2.291.110 | - | 14.186 | - |
| Import Loans | 72.786 | - | - | - |
| Loans Granted to Financial Sector | 2.020.851 | - | 66 | - |
| Foreign Loans | 255.236 | - | 58.734 | - |
| Consumer Loans(Including Overdraft Loans) | 8.137.838 | - | 626.211 | - |
| Credit Cards | 3.651.369 | - | 236.255 | - |
| Precious Metal Loans | 13.236 | - | - | - |
| Other | 18.608.597 | - | 879.686 | 41 |
| Specialized Loans | - | - | - | - |
| Other Receivables | - | - | - | - |
| **Total** | **35.200.172** | **-** | **1.815.570** | **41** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

3. Breakdown of loans according to their maturity:

| | Standard Loans and Other Receivables | | Loans and Other Receivables Under Close Monitoring | |
|---|---|---|---|---|
| | Loans and Other Receivables | Restructured or Rescheduled | Loans and Other Receivables | Restructured or Rescheduled |
| Short-Term Loans and Other Receivables | 13.956.550 | - | 1.815.570 | 41 |
| Non-Specialized Loans | 13.956.550 | - | 1.815.570 | 41 |
| Specialized Loans | - | - | - | - |
| Other Receivables | - | - | - | - |
| Medium and Long-Term Loans and Other Receivables | 21.243.622 | - | - | - |
| Non-Specialized Loans | 21.243.622 | - | - | - |
| Specialized Loans | - | - | - | - |
| Other Receivables | - | - | - | - |

4. Information on consumer loans, personnel credit cards, personnel loans and personnel credit cards:

| | Short-Term | Medium and Long-Term | Total |
|---|---|---|---|
| **Consumer Loans-YTL** | **437.564** | **7.925.840** | **8.363.404** |
| Mortgage Loans | 52.111 | 3.799.650 | 3.851.761 |
| Automotive Loans | 60.681 | 1.268.082 | 1.328.763 |
| Consumer Loans | 324.772 | 2.858.108 | 3.182.880 |
| Other | - | - | - |
| **Consumer Loans-Indexed to FC** | **7.436** | **188.737** | **196.173** |
| Mortgage Loans | 5.841 | 169.749 | 175.590 |
| Automotive Loans | 289 | 10.238 | 10.527 |
| Consumer Loans | 1.306 | 8.750 | 10.056 |
| Other | - | - | - |
| **Consumer Loans-FC** | - | - | - |
| Mortgage Loans | - | - | - |
| Automotive Loans | - | - | - |
| Consumer Loans | - | - | - |
| Other | - | - | - |
| **Consumer Credit Cards-YTL** | **3.735.272** | **76.220** | **3.811.492** |
| With Installment | 1.319.977 | 76.220 | 1.396.197 |
| Without Installment | 2.415.295 | - | 2.415.295 |
| **Consumer Credit Cards-FC** | **1.426** | - | **1.426** |
| With Installment | - | - | - |
| Without Installment | 1.426 | - | 1.426 |
| **Personnel Loans-YTL** | **3.971** | **18.158** | **22.129** |
| Mortgage Loans | 107 | 1.251 | 1.358 |
| Automotive Loans | 52 | 1.304 | 1.356 |
| Consumer Loans | 3.812 | 15.603 | 19.415 |
| Other | - | - | - |
| **Personnel Loans-Indexed to FC** | - | **488** | **488** |
| Mortgage Loans | - | 453 | 453 |
| Automotive Loans | - | 23 | 23 |
| Consumer Loans | - | 12 | 12 |
| Other | - | - | - |
| **Personnel Loans-FC** | - | - | - |
| Mortgage Loans | - | - | - |
| Automotive Loans | - | - | - |
| Consumer Loans | - | - | - |
| Other | - | - | - |
| **Personnel Credit Cards-YTL** | **16.684** | **169** | **16.853** |
| With Installment | 6.855 | 169 | 7.024 |
| Without Installment | 9.829 | - | 9.829 |
| **Personnel Credit Cards-FC** | **37** | - | **37** |
| With Installment | - | - | - |
| Without Installment | 37 | - | 37 |
| **Credit Deposit Account-YTL (Real Person)** | **181.855** | - | **181.855** |
| **Credit Deposit Account-FC (Real Person)** | - | - | - |
| **Total Consumer Loans** | **4.384.245** | **8.209.612** | **12.593.857** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

5. Information on commercial installment loans and corporate credit cards:

| | Short-term | Medium and Long-term | Total |
|---|---|---|---|
| **Commercial Installment Loans-YTL** | **989.872** | **3.336.401** | **4.326.273** |
| Mortgage Loans | 4.776 | 627.255 | 632.031 |
| Automotive Loans | 44.098 | 1.273.150 | 1.317.248 |
| Consumer Loans | 937.701 | 1.352.113 | 2.289.814 |
| Other | 3.297 | 83.883 | 87.180 |
| **FC Indexed Commercial Installment Loans** | **24.823** | **180.408** | **205.231** |
| Mortgage Loans | - | 38.814 | 38.814 |
| Automotive Loans | 1.027 | 97.568 | 98.595 |
| Consumer Loans | 16.472 | 33.038 | 49.510 |
| Other | 7.324 | 10.988 | 18.312 |
| **Commercial Installment Loans-FC** | **1.875** | **6.511** | **8.386** |
| Mortgage Loans | - | - | - |
| Automotive loans | - | 4.363 | 4.363 |
| Consumer Loans | - | - | - |
| Other | 1.875 | 2.148 | 4.023 |
| **Corporate Credit Cards-YTL** | **57.030** | **786** | **57.816** |
| With Installment | 127 | - | 127 |
| Without Installment | 56.903 | 786 | 57.689 |
| **Corporate Credit Cards-FC** | - | - | - |
| With Installment | - | - | - |
| Without Installment | - | - | - |
| **Credited Deposit Account-YTL (Legal Person)** | **508.510** | - | **508.510** |
| **Credited Deposit Account-FC (Legal person)** | - | - | - |
| **Total** | **1.582.110** | **3.524.106** | **5.106.216** |

6. Loans according to types of borrowers:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Public | 1.778.918 | 1.236.480 |
| Private | 35.236.865 | 27.100.461 |
| **Total** | **37.015.783** | **28.336.941** |

7. Distribution of domestic and foreign loans: Loans are classified according to the locations of the customers.

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Domestic Loans | 36.701.813 | 28.110.281 |
| Foreign Loans | 313.970 | 226.660 |
| **Total** | **37.015.783** | **28.336.941** |

8. Loans granted to investments in associates and subsidiaries:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Direct Loans Granted to Investments in Associates and Subsidiaries | 194.579 | 136.133 |
| Indirect Loans Granted to Investments in Associates and Subsidiaries | - | - |
| **Total** | **194.579** | **136.133** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

9. Specific provisions provided against loans:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Loans and Receivables with Limited Collectibility | 206.036 | 175.573 |
| Loans and Receivables with Doubtful Collectibility | 296.109 | 76.053 |
| Uncollectible Loans and Receivables | 505.355 | 341.945 |
| **Total** | **1.007.500** | **593.571** |

10. Information on non-performing loans (Net):

10(i). Information on non-performing loans restructured or rescheduled and other receivables:

| | III. Group | IV. Group | V. Group |
|---|---|---|---|
| | Loans and Other Receivables with Limited Collectibility | Loans and Other Receivables with Doubtful Collectibility | Uncollectible Loans and Other Receivables |
| **Current Period: 31 December 2007** | | | |
| (Gross Amounts Before Specific Provisions) | - | - | 41 |
| Restructured Loans and Other Receivables | - | - | - |
| Rescheduled Loans and Other Receivables | - | - | 41 |
| **Prior Period: 31 December 2006** | | | |
| (Gross Amounts Before Specific Provisions) | - | - | 88 |
| Restructured Loans and Other Receivables | - | - | - |
| Rescheduled Loans and Other Receivables | - | - | 88 |

10(ii). Information on the movement of total non-performing loans:

| | III. Group | IV. Group | V. Group |
|---|---|---|---|
| | Loans and Other Receivables with Limited Collectibility | Loans and Other Receivables with Doubtful Collectibility | Uncollectible Loans and Other Receivables |
| Prior Period End Balance: 31 December 2006 | 175.573 | 76.053 | 341.945 |
| Additions (+) | 735.223 | 83.628 | 16.351 |
| Transfers from Other Categories of Non-Performing Loans (+) | - | 597.575 | 355.115 |
| Transfers to Other Categories of Non-Performing Loans (-) | 597.575 | 355.115 | - |
| Collections (-) | 106.884 | 104.202 | 142.947 |
| Write-offs (-) | 301 | 1.830 | 65.109 |
| Corporate and Commercial Loans | 21 | 512 | 18.034 |
| Retail Loans | 195 | 596 | 6.383 |
| Credit Cards | 85 | 722 | 40.692 |
| Other | - | - | - |
| **Balance at the End of the Period** | **206.036** | **296.109** | **505.355** |
| Specific Provisions (-) | 206.036 | 296.109 | 505.355 |
| **Net Balance on Balance Sheet Date** | - | - | - |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

10(iii). Information on non-performing loans granted as foreign currency loans:

| | III. Group | IV. Group | V. Group |
|---|---|---|---|
| | Loans and Other Receivables with Limited Collectibility | Loans and Other Receivables with Doubtful Collectibility | Uncollectible Loans and Other Receivables |
| **Current Period: 31 December 2007** | | | |
| Balance at the End of the Period | 7.177 | 10.361 | 27.981 |
| Specific Provisions (-) | 7.177 | 10.361 | 27.981 |
| Net Balance on Balance Sheet | - | - | - |
| **Prior Period: 31 December 2006** | | | |
| Balance at the End of the Period | 3.802 | 6.211 | 19.252 |
| Specific Provisions (-) | 3.802 | 6.211 | 19.252 |
| **Net Balance on Balance Sheet** | - | - | - |

10(iv). Breakdown of non-performing loans according to their gross and net values:

| | III. Group | IV. Group | V. Group |
|---|---|---|---|
| | Loans and Other Receivables with Limited Collectibility | Loans and Other Receivables with Doubtful Collectibility | Uncollectible Loans and Other Receivables |
| **Current Period (Net): 31 December 2007** | | | |
| Loans granted to corporate entities and real persons (Gross) | 206.036 | 296.109 | 505.355 |
| Specific Provisions Amount(-) | 206.036 | 296.109 | 505.355 |
| Loans granted to corporate entities and real persons (Net) | - | - | - |
| Banks (Gross) | - | - | - |
| Specific Provisions Amount (-) | - | - | - |
| Banks (Net) | - | - | - |
| Other Loans and Advances (Gross) | - | - | - |
| Specific Provisions Amount (-) | - | - | - |
| Other Loans and Advances (Net) | - | - | - |
| **Prior Period (Net): 31 December 2006** | | | |
| Loans granted to corporate entities and real persons (Gross) | 175.573 | 76.053 | 341.945 |
| Specific Provisions Amount(-) | 175.573 | 76.053 | 341.945 |
| Loans granted to corporate entities and real persons (Net) | - | - | - |
| Banks (Gross) | - | - | - |
| Specific Provisions Amount (-) | - | - | - |
| Banks (Net) | - | - | - |
| Other Loans and Advances (Gross) | - | - | - |
| Specific Provisions Amount (-) | - | - | - |
| Other Loans and Advances (Net) | - | - | - |

11. Information on the collection policy of non-performing loans and other receivables:

Non-performing loans and other receivables are collected through legal follow-up and liquidation of collaterals.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

12. Information on the write-off policy of the Bank:

Write-off policy of the Bank for receivables under follow up is to retire the receivables from assets in case of verification of the inability of collection through the legal follow-up process.

13. Movement of the provisions for loans and receivables:

| | Commercial Loans | Credit Cards | Consumer Loans | Total |
|---|---|---|---|---|
| **Balance at 1 January 2007** | **344.789** | **323.219** | **106.796** | **774.804** |
| Additions | 467.485 | 265.333 | 196.845 | 929.663 |
| Collections | (116.721) | (173.319) | (63.993) | (354.033) |
| Write-offs | (18.567) | (41.499) | (7.174) | (67.240) |
| Exchange differences | - | - | - | - |
| **At 31 December 2007** | **676.986** | **373.734** | **232.474** | **1.283.194** |

| | Commercial Loans | Credit Cards | Consumer Loans | Total |
|---|---|---|---|---|
| **Balance at 1 January 2006** | **176.539** | **247.247** | **105.591** | **529.377** |
| Additions | 242.864 | 227.409 | 45.515 | 515.788 |
| Collections | (69.522) | (109.603) | (42.342) | (221.467) |
| Write-offs | (5.092) | (41.834) | (1.968) | (48.894) |
| Exchange differences | - | - | - | - |
| **At 31 December 2006** | **344.789** | **323.219** | **106.796** | **774.804** |

**f. Held-to-maturity Investments:**

The Bank has no held-to-maturity investment as of 31 December 2007.

**The movement of investment securities held-to-maturity:**

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Beginning Balance | - | 486.493 |
| Foreign Currency Differences on Monetary Assets | - | - |
| Purchases During Year | - | - |
| Disposals Through Sales and Redemptions | - | (486.493) |
| Impairment Provision (-) | - | - |
| **Balance at the End of the Period** | - | - |

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

**g. Information on investments in associates (Net):**

1. General information about investments in associates: As of 31 December 2007 there is no investment in associates of the Bank.

2. Movement schedule of investment in associates:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Balance at the Beginning of the Period | - | 19.268 |
| Movements During the Period | | |
| Purchases | - | - |
| Bonus Shares Obtained | - | - |
| Dividends from Current Year Income | - | - |
| Sales | - | (19.268) |
| Revaluation Increase | - | - |
| Value Increase/(Decrease) | - | - |
| Balance at the End of the Period | - | - |
| Capital Commitments | - | - |
| Share Percentage at the End of the Period (%) | - | - |

**h. Information on subsidiaries (Net):**

1. Accounting method used for the valuation of subsidiaries: Disclosed in Note III of Section Three.

2. Information on subsidiaries:

| | Title | Address (City/Country) | Bank's share percentage-If different voting percentage (%) | Bank's risk group share percentage (%) |
|---|---|---|---|---|
| 1 | Ak Yatırım Ortaklığı A.Ş. | Istanbul/Turkey | 64,94 | 64,94 |
| 2 | Ak Portföy Yönetimi A.Ş. | Istanbul/Turkey | 99,99 | 99,99 |
| 3 | Ak Finansal Kiralama A.Ş. | Istanbul/Turkey | 99,99 | 100,00 |
| 4 | Ak Yatırım Menkul Değerler A.Ş. | Istanbul/Turkey | 99,80 | 100,00 |
| 5 | Akbank N.V. | Rotterdam/Netherlands | 100,00 | 100,00 |
| 6 | Akbank AG | Frankfurt/Germany | 100,00 | 100,00 |
| 7 | Ak Global Funding B.V. | Rotterdam/Netherlands | 100,00 | 100,00 |
| 8 | Finsbury Pavement Limited under liquidation (Previously: Sabancı Bank plc.) | London/England | 65,00 | 100,00 |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

3. Main financial figures of subsidiaries, in the order of the above table:

The financial figures have been obtained from the financial statements dated 31 December 2007.

| | Total Assets | Shareholders' Equity | Total Fixed Assets | Interest Income | Income from Marketable Securities Portfolio | Current Period Profit/Loss | Prior Period Profit/Loss | Fair Value (*) |
|---|---|---|---|---|---|---|---|---|
| 1 | 55.087 | 52.111 | 7 | 2.983 | 7.340 | 8.814 | 1.560 | 19.170 |
| 2 | 17.800 | 14.747 | 581 | 1.934 | 32 | 9.010 | 5.469 | 3.592 |
| 3 | 728.175 | 164.279 | 407 | 81.496 | - | 27.097 | 24.613 | 121.088 |
| 4 | 135.614 | 91.042 | 21.830 | 17.364 | 8.696 | 14.124 | 19.683 | 81.360 |
| 5 | 2.687.758 | 557.683 | 3.079 | 121.062 | 41.369 | 22.718 | 6.233 | 543.903 |
| 6 | 1.985.512 | 418.109 | 469 | 103.788 | (7.390) | 12.860 | 4.651 | (**) |
| 7 | - | - | - | - | - | - | - | 34 |
| 8 | - | - | - | - | - | - | - | 2 |

(*) Fair values refer to the market values for the subsidiaries quoted to stock exchange and acquisition costs after the impairment provision, if any, for the subsidiaries not quoted to a stock exchange and they are equal to the amounts carried in the financial statements.
(**) Akbank AG is 100% subsidiary of Akbank N.V. Therefore the fair value of the Akbank AG is included in fair value of Akbank N.V.

Operations of Ak Global Funding B.V. have not commenced yet and the Bank's investment in this company is immaterial.

As of 6 September 2007, following the completion of the regulatory requirements, all assets and liabilities related to the banking transactions of Sabanci Bank plc., a subsidiary of the Bank based in London, were transferred to the London Branch of Akbank N.V., the Bank's subsidiary in the Netherlands, and renamed Finsbury Pavement Limited. Following the transfer process, based on the decision of the Board of Directors dated 27 September 2007, the Bank's share of the capital refunded within the context of the liquidation of Finsbury Pavement Limited (previously named Sabancı Bank plc.) the subsidiary of the Bank based in London, was booked in the Bank's records as of 28 September 2007 and reduced to YTL2 as a trace amount. Liquidation procedures of the related institution are ongoing.

4. Movement schedule of subsidiaries :

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Balance at the Beginning of the Period | 902.049 | 481.784 |
| Movements During the Period | | |
| Purchases | 415.640 | 388.640 |
| Bonus Shares and Contributions to Capital | - | 63.172 |
| Dividends From Current Year Income | - | - |
| Sales | (547.822) | (26.958) |
| Revaluation Increase | - | - |
| Impairment Provision | (718) | (4.589) |
| Balance at the End of the Period | 769.149 | 902.049 |
| Capital Commitments | - | - |
| Share Percentage at the End of the Period (%) | - | - |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

5. Sectoral information on financial subsidiaries and the related carrying amounts:

| Subsidiaries | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Banks | 543.905 | 681.342 |
| Insurance Companies | - | - |
| Factoring Companies | - | - |
| Leasing Companies | 121.088 | 121.088 |
| Finance Companies | - | - |
| Other Financial Subsidiaries | 104.156 | 99.619 |

6. Subsidiaries quoted on a stock exchange:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Quoted to Domestic Stock Exchanges | 19.170 | 14.633 |
| Quoted to Foreign Stock Exchanges | - | - |

**i. Explanations on property and equipment:**

| | Immovables | Other Tangible Fixed Assets | Construction in Progress | Total |
|---|---|---|---|---|
| **Prior Period End: 31 December 2006** | | | | |
| Cost | 623.457 | 604.089 | 4.982 | 1.232.528 |
| Accumulated Depreciation(-) | 155.874 | 382.419 | - | 538.293 |
| Net Book Value | 467.583 | 221.670 | 4.982 | 694.235 |
| **Current Period End: 31 December 2007** | | | | |
| Net Book Value at the Beginning of the Period | 467.583 | 221.670 | 4.982 | 694.235 |
| Additions | 43.052 | 58.529 | 11.224 | 112.805 |
| Disposals(-), net | 256 | 2.829 | 12.776 | 15.861 |
| Depreciation (-) | 12.445 | 79.258 | - | 91.703 |
| Impairment | - | - | - | - |
| Cost at Period End | 666.110 | 594.271 | 3.430 | 1.263.811 |
| Accumulated Depreciation at Period End (-) | 168.176 | 396.159 | - | 564.335 |
| **Closing Net Book Value** | **497.934** | **198.112** | **3.430** | **699.476** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

| | Immovables | Other Tangible Fixed Assets | Construction in Progress | Total |
|---|---|---|---|---|
| **Prior Period End: 31 December 2005** | | | | |
| Cost | 588.742 | 542.704 | 7.891 | 1.139.337 |
| Accumulated Depreciation(-) | 147.677 | 330.660 | - | 478.337 |
| Net Book Value | 441.065 | 212.044 | 7.891 | 661.000 |
| **Current Period End: 31 December 2006** | | | | |
| Net Book Value at the Beginning of the Period | 441.065 | 212.044 | 7.891 | 661.000 |
| Additions | 46.985 | 95.978 | - | 142.963 |
| Disposals(-), net | 8.643 | 4.433 | 2.909 | 15.985 |
| Depreciation (-) | 11.824 | 81.919 | - | 93.743 |
| Impairment | - | - | - | - |
| Cost at Period End | 623.457 | 604.089 | 4.982 | 1.232.528 |
| Accumulated Depreciation at Period End (-) | 155.874 | 382.419 | - | 538.293 |
| **Closing Net Book Value** | **467.583** | **221.670** | **4.982** | **694.235** |

As of 31 December 2007, total impairment amounting to YTL11.799 for buildings is accounted in the financial statements (31 December 2006: YTL11.799).

**j. Information on intangible assets:**

1. Cost and accumulated amortization at the beginning and end of the period:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Nominal Book Values | 124.707 | 100.151 |
| Accumulated Amortization (-) | 77.702 | 65.820 |
| Net Book Value | 47.005 | 34.331 |

2. Reconciliation of movements for the current period and prior period:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Cost | 100.151 | 78.278 |
| Accumulated Depreciation (-) | 65.820 | 57.060 |
| **Net Book Value** | **34.331** | **21.218** |
| Opening Balance | 34.331 | 21.218 |
| Additions | 24.668 | 22.595 |
| Disposals (-), net | 112 | 23 |
| Depreciation (-) | 11.882 | 9.459 |
| **Closing Net Book Value** | **47.005** | **34.331** |

**k. Information on the investment properties:** None

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**l. Information on deferred tax asset:**

As of 31 December 2007 deferred tax asset of the Bank is YTL14.763 (31 December 2006: (-) YTL). Provisional differences subject to deferred tax calculation result from principally the difference between the book values and tax values of fixed assets and financial assets, and provision for employee rights.

Deferred tax assets and liabilities which are accounted for the temporary differences arising between applicable accounting policies and valuation principles and tax legislation, are netted-off and accounted. There are no carry forward tax losses that can be used as deductions for the tax calculation. An explanation about the net deferred tax liability is given in Note II.g-2 of Section Five.

**m. Information on property and equipment held for sale and related to discontinued operations:**

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Cost | 3.384 | 2.447 |
| Accumulated Depreciation (-) | 105 | 75 |
| **Net Book Value** | **3.279** | **2.372** |
| | | |
| Opening Balance | 3.279 | 2.372 |
| Additions | 2.394 | 1.074 |
| Disposals (-), net | 1.911 | 131 |
| Depreciation (-) | 112 | 36 |
| **Closing Net Book Value** | **3.650** | **3.279** |

**n. Information on other assets:**

Other assets amount to YTL484.676 (31 December 2006: YTL190.647) on the balance sheet and do not exceed 10% of the total assets, excluding the off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

### II. EXPLANATIONS AND NOTES RELATED TO LIABILITIES:

**a. Information on deposits:**

1. Information on maturity structure of the deposits:

There are no deposits with 7 days notification and accumulative deposits:

1(i). Current Period-31 December 2007:

| | Demand | Up to 1 Month | 1-3 Months | 3-6 Months | 6 Months-1 Year | 1 Year and Over | Total |
|---|---|---|---|---|---|---|---|
| Saving Deposits | 1.336.972 | 5.511.058 | 8.808.103 | 712.308 | 160.520 | 53.973 | 16.582.934 |
| Foreign Currency Deposits | 2.619.626 | 2.206.418 | 8.691.091 | 884.150 | 597.924 | 483.840 | 15.483.049 |
| Residents in Turkey | 2.588.159 | 2.192.392 | 8.655.121 | 866.136 | 573.078 | 321.149 | 15.196.035 |
| Residents Abroad | 31.467 | 14.026 | 35.970 | 18.014 | 24.846 | 162.691 | 287.014 |
| Public Sector Deposits | 33.902 | 885 | 2.810 | 336 | 162 | 131 | 38.226 |
| Commercial Deposits | 1.514.196 | 1.619.160 | 1.513.873 | 94.915 | 2.747 | 1.217 | 4.746.108 |
| Other Institutions Deposits | 918.281 | 321.351 | 918.106 | 74.950 | 18.651 | 2.985 | 2.254.324 |
| Gold Vault | - | - | - | - | - | - | - |
| Bank Deposits | 153.211 | 902.919 | 872.381 | 10.124 | 1.005 | - | 1.939.640 |
| The CBRT | - | - | - | - | - | - | - |
| Domestic Banks | 6.354 | 751.520 | 1.005 | - | 1.005 | - | 759.884 |
| Foreign Banks | 38.097 | 151.399 | 871.376 | 10.124 | - | - | 1.070.996 |
| Special Finance Institutions | 108.760 | - | - | - | - | - | 108.760 |
| Other | - | - | - | - | - | - | - |
| **Total** | **6.576.188** | **10.561.791** | **20.806.364** | **1.776.783** | **781.009** | **542.146** | **41.044.281** |

1(ii). Prior Period-31 December 2006:

| | Demand | Up to 1 Month | 1-3 Months | 3-6 Months | 6 Months-1 Year | 1 Year and Over | Total |
|---|---|---|---|---|---|---|---|
| Saving Deposits | 1.094.717 | 2.251.722 | 7.857.717 | 1.836.312 | 159.179 | 46.387 | 13.246.034 |
| Foreign Currency Deposits | 2.568.098 | 1.627.552 | 7.461.416 | 1.546.438 | 837.073 | 447.152 | 14.487.729 |
| Residents in Turkey | 2.533.878 | 1.607.695 | 7.398.764 | 1.494.992 | 798.117 | 294.341 | 14.127.787 |
| Residents Abroad | 34.220 | 19.857 | 62.652 | 51.446 | 38.956 | 152.811 | 359.942 |
| Public Sector Deposits | 27.802 | 253 | 1.498 | 194 | 88 | 186 | 30.021 |
| Commercial Deposits | 1.331.171 | 714.193 | 1.099.834 | 17.864 | 3.582 | 2.294 | 3.168.938 |
| Other Institutions Deposits | 660.627 | 78.364 | 465.877 | 140.683 | 158.706 | 29.667 | 1.533.924 |
| Gold Vault | - | - | - | - | - | - | - |
| Bank Deposits | 105.833 | 396.797 | 1.134.528 | 86.582 | 8.183 | 2.937 | 1.734.860 |
| The CBRT | - | - | - | - | - | - | - |
| Domestic Banks | 1.121 | 395.529 | 1.008 | 1.008 | 1.008 | - | 399.674 |
| Foreign Banks | 29.891 | 1.268 | 1.133.520 | 85.574 | 7.175 | 2.937 | 1.260.365 |
| Special Finance Institutions | 74.821 | - | - | - | - | - | 74.821 |
| Other | - | - | - | - | - | - | - |
| **Total** | **5.788.248** | **5.068.881** | **18.020.870** | **3.628.073** | **1.166.811** | **528.623** | **34.201.506** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

2. Information on saving deposits insurance:

2(i). Information on saving deposits under the guarantee of the saving deposits insurance fund and amounts exceeding the limit of the deposit insurance fund:

| | Under the Guarantee of Deposit Insurance | | Exceeding the Limit of Deposit Insurance | |
|---|---|---|---|---|
| | Current Period 31 December 2007 | Prior Period 31 December 2006 | Current Period 31 December 2007 | Prior Period 31 December 2006 |
| Saving Deposits | 7.444.209 | 6.094.970 | 9.137.379 | 7.149.836 |
| Foreign Currency Saving Deposits | 4.579.710 | 4.840.388 | 7.810.869 | 7.232.684 |
| Other Deposits in the Form of Saving Deposits | - | - | - | - |
| Foreign Branches' Deposits under Foreign Authorities' Insurance | - | - | - | - |
| Off-Shore Banking Regions' Deposits under Foreign Authorities' Insurance | - | - | - | - |

2(ii). Saving deposits of real persons which are not under the guarantee of saving deposit insurance fund:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Foreign Branches' Deposits and other accounts | - | - |
| Saving Deposits and Other Accounts of Controlling Shareholders and Deposits of their Mother, Father, Spouse, Children in care | - | - |
| Saving Deposits and Other Accounts of President and Members of Board of Directors, CEO and Vice Presidents and Deposits of their Mother, Father, Spouse, Children in care | 590.183 | 259.210 |
| Saving Deposits and Other Accounts in Scope of the Property Holdings Derived from Crime Defined in Article 282 of Turkish Criminal Law No:5237 dated 26.09.2004 | - | - |
| Saving Deposits in Deposit Bank Which Established in Turkey in Order to Engage in Off-shore Banking Activities Solely | 2.522 | 1.228 |

Saving deposits in the foreign branches are not under the guarantee of the saving deposits insurance fund; they are guaranteed according to their local legal requirements.

**b. Information on trading derivative financial liabilities:**

Table of negative differences for trading derivative financial liabilities:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| Forward Transactions | 4.999 | 637 | 16.756 | 31 |
| Swap Transactions | 49.117 | 24.494 | - | 29.405 |
| Future Transactions | 2.724 | 273 | - | - |
| Options | - | 4.780 | - | - |
| Other | - | - | - | - |
| **Total** | **56.840** | **30.184** | **16.756** | **29.436** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**c. Information on borrowings:**

1. Information on banks and other financial institutions:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | **YTL** | **FC** | **YTL** | **FC** |
| Borrowings from the CBRT | - | - | - | - |
| From Domestic Bank and Institutions | 150.610 | 21.220 | 122.463 | 27.889 |
| From Foreign Banks, Institutions and Funds | 2.802 | 8.679.869 | - | 9.059.117 |
| **Total** | **153.412** | **8.701.089** | **122.463** | **9.087.006** |

2. Information on maturity structure of borrowings:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | **YTL** | **FC** | **YTL** | **FC** |
| Short-term | 153.412 | 3.402.107 | 122.463 | 3.062.157 |
| Medium and Long-term | - | 5.298.982 | - | 6.024.849 |
| **Total** | **153.412** | **8.701.089** | **122.463** | **9.087.006** |

The liabilities providing the funding sources of the Bank are deposits and borrowings. Deposits are the most important funding source of the Bank and diversification of these deposits by number and type of depositors with a stable structure does not create any risk concentration. The borrowings are composed of funds such as syndicated and securitized borrowings, money market and post finance which are obtained from different financial institutions with different maturity-interest structures and characteristics. There is no risk concentration in any of the funding sources of the Bank.

**d. Information on other foreign liabilities:**

Other foreign liabilities amount to YTL1.456.475 (31 December 2006: YTL456.574) and do not exceed 10% of the total balance sheet excluding off-balance sheet commitments.

**e. Information on financial leasing agreements:**

The contingent rent installments of financial lease contracts are determined by the price of commodity, market interest rates and the maturity of funding. The financial leasing contracts do not have any conditions which cause significant commitments for the Bank.

Liabilities incurred due to financial leasing agreements:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | **Gross** | **Net** | **Gross** | **Net** |
| Less Than 1 Year | 41.072 | 36.448 | 17.195 | 12.633 |
| Between 1-4 Years | 7.771 | 7.176 | 23.949 | 21.287 |
| More Than 4 Years | - | - | - | - |
| **Total** | **48.843** | **43.624** | **41.144** | **33.920** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**f. Information on provisions:**

1. Information on general provisions:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| **General Provisions** | **275.694** | **181.233** |
| Provisions for Group I. Loans and Receivables | 222.787 | 139.596 |
| Provisions for Group II. Loans and Receivables | 12.406 | 5.198 |
| Provisions for Non-cash Loans | 28.049 | 11.593 |
| Other | 12.452 | 24.846 |

2. Information on reserve for employment termination benefits:

Under the Turkish Labour Law, the Bank is required to pay termination benefits to each employee who has completed at least one year of service and whose employment is terminated without due cause, is called up for military service, dies or who retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). Since the legislation was changed on 23 May 2002, there are certain transitional provisions relating to length of service prior to retirement.

The amount payable consists of one month's salary limited to a maximum of YTL2.030,19 in full YTL amount (31 December 2006: YTL1.857,44) for each year of service. The liability is not funded, as there is no funding requirement.

The reserve has been calculated by estimating the present value of the future probable obligation of the Bank arising from the retirement of its employees. TAS 19 requires actuarial valuation methods to be developed to estimate the enterprise's obligation for such benefits. Accordingly, the following actuarial assumptions were used in the calculation of the total liability:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Discount Rate (%) | 5,71 | 5,71 |
| Rate for the Probability of Retirement (%) | 0,92 | 0,93 |

The principal actuarial assumption is that the current maximum liability will increase in line with inflation. Thus, the discount rate applied represents the expected real rate after adjusting for the effects of future inflation. As the maximum liability is revised semi-annually, the maximum amount of YTL2.087,92 (1 January 2007: YTL1.960,69) effective from 1 January 2008 has been taken into consideration in calculating the reserve for employee termination benefits.

Movements in the reserve for employment termination benefits during the periods are as follows:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Balance at the Beginning of the Period | 37.073 | 42.445 |
| Provisions Recognized During the Period | 11.409 | 13.126 |
| Paid During the Period | (10.686) | (18.498) |
| Balance at the End of the Period | 37.796 | 37.073 |

As of 31 December 2007, the Bank has accounted a provision for unused vacation rights amounting to YTL24.696 (31 December 2006: YTL17.270).

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

3. Information on provisions related to foreign currency difference of foreign indexed loans:

As of 31 December 2007, the provision related to foreign currency difference of foreign indexed loans amounts to YTL46.879 (31 December 2006: YTL8.478).

4. Information on specific provisions for non-cash loans that are non-funded and non-transformed into cash:

Provision for non-cash loans that are non-funded and non-transformed into cash as of 31 December 2007 is amounting to YTL 41.017 (31 December 2006: YTL 21.921).

5. Information on other provisions:

5 (i). Information on general provisions for possible risks: None

5 (ii). Information on provisions for banking services promotion:

The Bank has provisions for credit cards and banking services promotion applications amounting YTL84.352 (31 December 2006: YTL76.211).

**g. Explanations on Tax Liability:**

1. Explanations on current tax liability:

The tax calculation of the Bank is explained in Note XVIII of Section Three. As of 31 December 2007, the tax liability after the deduction of temporary taxes paid from the corporate tax is YTL163.588 (31 December 2006: YTL96.051).

1(i).Information on taxes payable:

| | Current Period<br>31 December 2007 | Prior Period<br>31 December 2006 |
|---|---|---|
| Corporate Taxes Payable | 163.588 | 96.051 |
| Taxation on Marketable Securities | 65.377 | 53.245 |
| Property Tax | 444 | 373 |
| Banking Insurance Transaction Tax (BITT) | 33.551 | 31.294 |
| Foreign Exchange Transaction Tax | 1.558 | 2.115 |
| Value Added Tax Payable | 1.384 | 1.018 |
| Other | 13.782 | 11.478 |
| **Total** | **279.684** | **195.574** |

1(ii).Information on premium payables:

| | Current Period<br>31 December 2007 | Prior Period<br>31 December 2006 |
|---|---|---|
| Social Security Premiums-Employee | - | - |
| Social Security Premiums-Employer | 1 | 1 |
| Bank Social Aid Pension Fund Premium-Employee | 7 | 7 |
| Bank Social Aid Pension Fund Premium-Employer | 165 | 167 |
| Pension Fund Membership Fees and Provisions-Employee | - | - |
| Pension Fund Membership Fees and Provisions-Employer | - | - |
| Unemployment Insurance-Employee | 357 | 296 |
| Unemployment Insurance-Employer | 713 | 593 |
| Other | - | - |
| **Total** | **1.243** | **1.064** |

2. Information on deferred tax liability:

The Bank has no deferred tax liability as of 31 December 2007 (31 December 2006: YTL830).

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**h. Information on Shareholders' Equity:**

1. Presentation of paid-in capital:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Common Stock | 3.000.000 | 2.200.000 |
| Preferred Stock | - | - |

2. Amount of paid-in-capital, explanations as to whether the registered share capital system is applied, if so, the amount of registered share capital ceiling:

| Capital System | Paid-in capital | Ceiling |
|---|---|---|
| Registered Share Capital | 3.000.000 | 5.000.000 |

3. Information on the share capital increases during the period and their sources:

| Date of Capital Increase | Amount of Capital Increase | Cash | Profit Reserves Subject to Increase | Capital Reserves Subject to Increase |
|---|---|---|---|---|
| 7 March 2007 | 200.000 | 200.000 | - | - |
| 25 June 2007 | 600.000 | - | 296.002 | 303.998 |

4. Information on share capital increases from capital reserves during the current period:

| Marketable Securities Value Increase Fund | Revaluation of Property, Equipment and Intangible Fixed Assets | Bonus Shares Obtained from Investment in Associates, Subsidiaries and Joint Ventures | Other |
|---|---|---|---|
| - | 7.995 | - | 296.003 |

5. Information on capital commitments, the purpose and the sources until the end of the fiscal year and the subsequent interim period: None.

6. The effects of anticipations based on the financial figures for prior periods regarding the Bank's income, profitability and liquidity, and the anticipations regarding the uncertainty of these indicators on the shareholders' equity:

   The Bank has been continuing its operations with high profitability and has been retaining most of its net profit in the equity, either by increasing its capital or transferring it into reserves. On the other hand, only a small part of the equity is allocated to associates and subsidiaries and fixed assets, thus giving a chance for considerably high free capital which provides funds for liquid and high interest bearing assets. Considering all these factors, the Bank's shareholders' equity is getting steadily stronger.

7. Information on privileges given to shares representing the capital: None.

**i. Information on marketable securities value increase fund:**

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| From Investments in Associates, Subsidiaries, and Joint Ventures | 4.956 | - | 5.675 | - |
| Valuation Difference | 202.323 | (11.403) | (152.110) | 16.346 |
| Foreign Currency Difference | - | - | - | - |
| **Total** | **207.279** | **(11.403)** | **(146.435)** | **16.346** |

The part of value increase fund related to foreign currency marketable securities is the difference between the fair values and amortized costs, calculated in accordance with the "Effective yield method" of government bonds classified as available-for-sale financial assets.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

### III. EXPLANATIONS AND NOTES RELATED TO INCOME STATEMENT

**a. Information on interest income:**

1 Information on interest income on loans:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| Short-term Loans | 2.807.619 | 88.956 | 2.087.561 | 107.917 |
| Medium and Long-term Loans | 1.725.363 | 540.719 | 1.347.117 | 441.554 |
| Interest on Loans Under Follow-Up | 42.823 | 400 | 20.825 | 156 |
| Premiums Received from the Resource Utilization Support Fund | - | - | - | - |
| **Total(*)** | **4.575.805** | **630.075** | **3.455.503** | **549.627** |

(*) Fee and commission income from cash loans are included.

2. Information on interest income on banks:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| From the CBRT | 161.718 | 10.990 | 129.331 | 7.126 |
| From Domestic Banks | 68 | 99 | 375 | 2.995 |
| From Foreign Banks | 501 | 78.802 | 201 | 62.618 |
| Headquarters and Branches Abroad | - | - | - | - |
| **Total** | **162.287** | **89.891** | **129.907** | **72.739** |

3. Information on interest income on marketable securities:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| From Trading Financial Assets | 60.269 | 330.721 | 105.390 | 446.630 |
| From Financial Assets at Fair Value Through Profit or Loss | - | - | - | - |
| From Available-for-sale Financial Assets | 2.337.244 | 260.031 | 1.644.653 | 214.483 |
| From Held-to-maturity Investments | - | - | 19.868 | - |
| **Total** | **2.397.513** | **590.752** | **1.769.911** | **661.113** |

4. Information on interest income received from investments in associates and subsidiaries:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Interests Received From Investments in Associates and Subsidiaries | 14.503 | 8.819 |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**b. Information on interest expense:**

1. Information on interest expense on borrowings:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | **YTL** | **FC** | **YTL** | **FC** |
| Banks | 21.151 | 499.229 | 15.065 | 457.155 |
| The CBRT | - | - | - | - |
| Domestic Banks | 20.742 | 1.256 | 12.417 | 1.536 |
| Foreign Banks | 409 | 497.973 | 2.648 | 455.619 |
| Headquarters and Branches Abroad | - | - | - | - |
| Other Institutions | - | - | - | - |
| **Total(*)** | **21.151** | **499.229** | **15.065** | **457.155** |

(*) Fee and commission income from cash loans is included.

2. Information on interest expense given to associates and subsidiaries:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| To Associates and Subsidiaries | 10.778 | 4.880 |

3. Maturity structure of the interest expense on deposits:

There are no deposits with 7 days notification and accumulative deposits.

| | Demand Deposits | Time Deposit: Up to 1 Month | Up to 3 Months | Up to 6 Months | Up to 1 Year | More than 1 Year | Total |
|---|---|---|---|---|---|---|---|
| **YTL** | | | | | | | |
| Bank Deposits | - | 171.682 | 91.764 | 2.013 | 112 | - | **265.571** |
| Saving Deposits | 107 | 545.688 | 1.684.755 | 133.165 | 22.644 | 7.085 | **2.393.444** |
| Public Sector Deposits | 14 | 208 | 284 | 31 | 10 | 26 | **573** |
| Commercial Deposit | 5.908 | 170.995 | 279.882 | 3.497 | 7.241 | 269 | **467.792** |
| Other Deposits | 504 | 40.033 | 155.623 | 19.433 | 2.046 | 7.153 | **224.792** |
| Total | 6.533 | 928.606 | 2.212.308 | 158.139 | 32.053 | 14.533 | **3.352.172** |
| **FC** | | | | | | | |
| Foreign Currency Deposits | 13.017 | 97.116 | 381.679 | 46.911 | 25.699 | 16.397 | **580.819** |
| Bank Deposits | - | 2.540 | 2.839 | 200 | 237 | 138 | **5.954** |
| Gold Vault | - | - | - | - | - | - | - |
| Total | 13.017 | 99.656 | 384.518 | 47.111 | 25.936 | 16.535 | **586.773** |
| **Grand Total** | **19.550** | **1.028.262** | **2.596.826** | **205.250** | **57.989** | **31.068** | **3.938.945** |

**(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)**

### c. Explanations on dividend income:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| From Trading Financial Assets | - | 3 |
| From Financial Assets at Fair Value Through Profit or Loss | - | - |
| From Available-for-Sale Financial Assets | 2.660 | 1.156 |
| Other (*) | 29.481 | 74.986 |
| **Total** | **32.141** | **76.145** |

(*) Discloses the dividend income received from non consolidated investments in associates and subsidiaries.

### d. Information on trading profit/loss: (Net)

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| **Profit** | **9.646.456** | **10.753.044** |
| Income from Capital Market Transactions | 226.584 | 323.935 |
| From Derivative Financial Transactions | 179.503 | 107.250 |
| Other | 47.081 | 216.685 |
| Foreign Exchange Gains | 9.419.872 | 10.429.109 |
| **Loss (-)** | **9.497.157** | **10.696.403** |
| Loss from Capital Market Transactions | 244.534 | 176.914 |
| From Derivative Financial Transactions | 234.005 | 103.962 |
| Other | 10.529 | 72.952 |
| Foreign Exchange Loss | 9.252.623 | 10.519.489 |

### e. Explanations on other operating income:

Following the communication of the Boğaziçi Corporate Tax Office on 22 May 2007, it was certain that a portion amounting to YTL270.001 of the amount related to lawsuits in 2001, 2002 and 2003 of the contingent assets explained in detail in Note IV.c-2 of Section Five, could be offset against various tax liabilities and was to be considered a receivable of the Bank; and the related amount was booked under "Other operating income".

On the other hand, as explained in Note III.g of Section Five, since a dispute arising from a tax inspection at the Bank was concluded against the Bank by the Court of First Instance, the Bank paid a total amount of YTL57.782 consisting of the tax, late payment interest, and fine, and recorded this amount to "Other Operating Expenses".

Consequently, the impact of these items mentioned above, which are not essentially operating income or operating expense, but was recorded in these accounts as per the Standart Chart of Accounts is YTL212.219 on the profit before tax.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**f. Provision expenses related to loans and other receivables of the Bank:**

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Specific Provisions for Loans and Other Receivables | 625.131 | 374.457 |
| III. Group Loans and Receivables | 525.152 | 361.306 |
| IV. Group Loans and Receivables | 83.628 | 7.238 |
| Group Loans and Receivables | 16.351 | 5.913 |
| General Provision Expenses | 94.461 | 56.424 |
| Provision Expense for Possible Risks | - | - |
| Marketable Securities Impairment Expense | - | - |
| Financial Assets at Fair Value Through Profit or Loss | - | - |
| Available-for-sale Financial Assets | - | - |
| Investments in Associates, Subsidiaries and Held-to-Maturity Securities Value Decrease | - | - |
| Investments in Associates | - | - |
| Subsidiaries | - | - |
| Joint Ventures | - | - |
| Held-to-maturity Investments | - | - |
| Other | - | - |
| **Total** | **719.592** | **430.881** |

**g. Information related to other operating expenses:**

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Personnel Expenses | 615.950 | 549.848 |
| Reserve for Employee Termination Benefits | 723 | - |
| Bank Social Aid Provision Fund Deficit Provision | - | - |
| Impairment Expenses of Fixed Assets | - | - |
| Depreciation Expenses of Fixed Assets | 91.703 | 93.743 |
| Impairment Expenses of Intangible Assets | - | - |
| Goodwill Impairment Expenses | - | - |
| Amortization Expenses of Intangible Assets | 11.882 | 9.459 |
| Impairment Expenses of Equity Participations for Which Equity Method is Applied | - | - |
| Impairment Expenses of Assets Held for Resale | - | - |
| Depreciation Expenses of Assets Held for Resale | - | - |
| Impairment Expenses of Fixed Assets Held for Sale | - | - |
| Other Operating Expenses | 709.033 | 719.302 |
| Operational Leasing Expenses | 35.255 | 30.321 |
| Maintenance Expenses | 19.544 | 44.247 |
| Advertisement Expenses | 104.683 | 118.949 |
| Other Expenses | 549.551 | 525.785 |
| Loss on Sales of Assets | 78 | 626 |
| Other | 266.918 | 204.301 |
| **Total** | **1.696.287** | **1.577.279** |

The tax base, late payment interest and fine, in a total amount of YTL57.782 paid to a dispute arising from a tax inspection at the Bank which was concluded against the Bank by the Court of First Instance has been booked under the "Other" item in the table above.

**h. Information on tax provision of continued and discontinued operations:**

1. Information on calculated current tax income or expense and deferred tax income or expense:

As of 31 December 2007, the Bank has a current tax expense of YTL482.417 and deferred tax income of YTL15.589.

2. Information on deferred tax income or expense arising from the temporary differences that have occurred or have been closed:

The amount of deferred tax income that occurred due to the temporary differences is YTL5.990 and deferred tax expense is YTL3.634; the amounts of deferred tax income and deferred tax expense that occurred due to the closing of temporary differences are YTL12.233 and YTL(-) respectively. The Bank has YTL15.589 net deferred tax income.

3. Information on recognition of temporary difference, financial loss, diminution of tax and exemptions on income statement:

None.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

## IV. EXPLANATIONS AND NOTES RELATED TO OFF-BALANCE SHEET ACCOUNTS:

### a. Explanations on off-balance sheet commitments:

1. Type and amount of irrevocable commitments:

YTL461.025 asset purchase commitments (31 December 2006: YTL313.729), YTL6.001.065 commitment for credit card limits (31 December 2006: YTL5.505.475), YTL1.737.614 commitments for cheque books (31 December 2006: 1.599.262).

2. Type and amount of probable losses and obligations arising from off-balance sheet items:

The Bank has no probable losses arising from off-balance sheet items. Obligations arising from the off-balance sheet are disclosed in "Off-balance sheet commitments".

2 (i). Non-cash loans including guarantees, bank acceptances, collaterals and others that are accepted as financial commitments and other letters of credit:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Bank Acceptance Loans | 46.857 | 60.814 |
| Letters of Credit | 1.176.384 | 773.165 |
| Other Commitments and Contingencies | 177.362 | 91.815 |
| **Total** | **1.400.603** | **925.794** |

2 (ii). Revocable, irrevocable guarantees and other similar commitments and contingencies:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Revocable Letters of Guarantee | 158.327 | 144.358 |
| Irrevocable Letters of Guarantee | 2.525.041 | 2.330.632 |
| Letters of Guarantee Given in Advance | 409.563 | 187.801 |
| Guarantees Given to Customs | 244.313 | 187.124 |
| Other Letters of Guarantee | 446.860 | 143.434 |
| **Total** | **3.784.104** | **2.993.349** |

3 (i). Total amount of non-cash loans:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Non-Cash Loans Given against Cash Loans | 104.970 | 66.386 |
| With Original Maturity of 1 Year or Less Than 1 Year | 86.475 | 51.214 |
| With Original Maturity of More Than 1 Year | 18.495 | 15.172 |
| Other Non-Cash Loans | 5.079.737 | 3.852.757 |
| **Total** | **5.184.707** | **3.919.143** |

**(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)**

3 (ii). Information on sectoral risk concentrations of non-cash loans:

| | Current Period 31 December 2007 | | | | Prior Period 31 December 2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | YTL | (%) | FC | (%) | YTL | (%) | FC | (%) |
| Agricultural | 17.600 | 0,65 | 2.652 | 0,11 | 19.702 | 0,93 | 773 | 0,04 |
| Farming and Raising Livestock | 4.606 | 0,17 | 2.381 | 0,10 | 4.905 | 0,23 | 14 | 0,00 |
| Forestry | 12.935 | 0,48 | 271 | 0,01 | 14.728 | 0,70 | 759 | 0,04 |
| Fishing | 59 | 0,00 | - | - | 69 | 0,00 | - | - |
| Manufacturing | 834.286 | 31,14 | 1.298.993 | 51,84 | 733.901 | 34,69 | 898.782 | 49,82 |
| Mining | 11.170 | 0,42 | 3.586 | 0,14 | 9.033 | 0,43 | 3.836 | 0,21 |
| Production | 786.350 | 29,35 | 1.140.303 | 45,51 | 701.090 | 33,14 | 770.803 | 42,73 |
| Electric, Gas and Water | 36.766 | 1,37 | 155.104 | 6,19 | 23.778 | 1,12 | 124.143 | 6,88 |
| Construction | 133.924 | 5,00 | 137.331 | 5,48 | 73.891 | 3,49 | 42.929 | 2,38 |
| Services | 1.500.160 | 55,99 | 743.737 | 29,68 | 1.140.296 | 53,92 | 452.329 | 25,09 |
| Wholesale and Retail Trade | 1.043.283 | 38,94 | 205.791 | 8,21 | 888.606 | 42,01 | 207.725 | 11,52 |
| Hotel, Food and Beverage Services | 17.116 | 0,64 | 1.400 | 0,06 | 24.939 | 1,18 | 6.135 | 0,34 |
| Transportation and Telecommunication | 66.272 | 2,47 | 34.057 | 1,36 | 46.055 | 2,18 | 27.428 | 1,52 |
| Financial Institutions | 325.669 | 12,16 | 492.536 | 19,66 | 113.778 | 5,38 | 203.746 | 11,30 |
| Real Estate and Leasing Services | 366 | 0,01 | - | - | 554 | 0,03 | - | - |
| Self-Employment Services | 6.692 | 0,25 | 2.080 | 0,08 | 14.293 | 0,68 | 2.114 | 0,12 |
| Education Services | 4.263 | 0,16 | 53 | 0,00 | 13.345 | 0,63 | 382 | 0,02 |
| Health and Social Services | 36.499 | 1,36 | 7.820 | 0,31 | 38.726 | 1,83 | 4.799 | 0,27 |
| Other | 193.117 | 7,22 | 322.907 | 12,89 | 147.621 | 6,97 | 408.919 | 22,67 |
| **Total** | **2.679.087** | **100,00** | **2.505.620** | **100,00** | **2.115.411** | **100,00** | **1.803.732** | **100,00** |

3 (iii).Information on the non-cash loans classified in Group I and Group II:

| | Group I | | Group II | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| **Non-Cash Loans** | **2.607.259** | **2.502.931** | **71.828** | **2.689** |
| Letters of Guarantee | 2.452.503 | 1.258.433 | 71.091 | 2.077 |
| Bank Acceptances | 15 | 46.842 | - | - |
| Letters of Credit | 16 | 1.176.076 | - | 292 |
| Endorsements | - | - | - | - |
| Underwriting Commitments | - | - | - | - |
| Factoring Guarantees | - | - | - | - |
| Other Commitments and Contingencies | 154.725 | 21.580 | 737 | 320 |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**b. Information on derivative transactions:**

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| **Types of Trading Transactions** | | |
| Foreign Currency Related Derivative Transactions (I) | 2.624.309 | 4.704.205 |
| FC Trading Forward Transactions | 511.249 | 772.109 |
| Trading Swap Transactions | 1.222.085 | 3.532.782 |
| Futures Transactions | 53.681 | 74.013 |
| Trading Option Transactions | 837.294 | 325.301 |
| Interest Related Derivative Transactions (II) | 7.142.188 | 3.445.972 |
| Forward Interest Rate Agreements | - | - |
| Interest Rate Swaps | 7.142.188 | 3.445.972 |
| Interest Rate Options | - | - |
| Interest Rate Futures | - | - |
| Other Trading Derivative Transactions (III) | 25.212 | 30.925 |
| A. Total Trading Derivative Transactions (I+II+III) | 9.791.709 | 8.181.102 |
| | | |
| **Types of Hedging Transactions** | | |
| Fair Value Hedges | - | - |
| Cash Flow Hedges | - | - |
| Foreign Currency Investment Hedges | - | - |
| B.Total Hedging Related Derivatives | - | - |
| **Total Derivative Transactions (A+B)** | **9.791.709** | **8.181.102** |

As explained in Note IV of Section Three, certain derivative transaction while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in TAS 39, and are therefore treated as derivatives held for trading.

**c. Explanations on contingent assets and liabilities:**

**1.** Contingent Liabilities:

The Bank has accounted a provision amounting to YTL31.615 (31 December 2006: YTL21.768) for the contingent liabilities with a high probability of realization.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**2.** Contingent Assets:

The Bank has filed three lawsuits against the Ministry of Finance regarding the correction of corporate tax paid in 2001, 2002, and 2003 with reference to the temporary article 4, added by the Law No.4743 to the Banking Law No.4389, which was annulled on 1 November 2005. As explained in Part Five, with the communication by Ministry of Finance of the decision that YTL270.001 can be offset against various tax debts of the Bank, it is recognized in the financial statements. The total amount of receivables of the Bank is YTL754.303 in accordance with the lawsuits filed by the Bank. The legal situation regarding these lawsuits is explained below:

The Court of First Instance decided to comply with the decisions of the Council of State in favor of the Bank regarding lawsuits of YTL686.411, which arose from YTL484.942 of 2002, and YTL201.469 of 2001, and the decision was communicated to the Ministry. The Ministry appealed against the decision. The appeal process for the lawsuit related to the year 2001 and revision of decision process for the year 2002 are still in progress.

With reference to the lawsuit in the amount of YTL67.892 related to the year 2003, the ruling of the court of first instance following the overruling decision of the Council of State in favor of the Bank is being awaited.

However, the Bank is continuing the talks with the Ministry for the collection or offsetting against various tax liabilities, for the portion in excess of YTL270.001, which was accepted by the Ministry and recorded as income.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

### V. EXPLANATIONS AND NOTES RELATED TO UNCONSOLIDATED STATEMENT OF CHANGES IN THE SHAREHOLDERS' EQUITY:

**a. Information on inflation adjustment differences on shareholders' equity:**

Inflation accounting applicable for the banking sector has been terminated as of 1 January 2005, based on the BRSA decision No. 1623 taken on 21 April 2005, in accordance with the decree published by the BRSA on 28 April 2005.

According to this decree, the "Inflation adjustment difference on paid-in capital" amounting to YTL2.401.893 accumulated until 31 December 2005 has been transferred to "Other Capital Reserves" account. Inflation adjustment differences related to other equity items are presented in the respective accounts.

**b. Information on change in the shareholder structure of the Bank:**

The Bank's controlling shareholders and Citigroup Inc. ("Citibank") and Citibank's 100% owned subsidiary Citibank Overseas Investment Corporation signed an agreement on 17 October 2006 regarding Citibank's 20% partnership in Akbank. After obtaining all the required approvals from domestic and foreign public authorities on 9 January 2007, the Bank increased its paid-in capital by YTL200.000 (8,33% of paid-in capital), limiting the preemptive rights of the existing shareholders, and Citibank paid YTL9,5 for each share amounting in total to YTL1.900.000. With this transaction the Bank's paid-in capital increased by YTL200.000 from YTL2.200.000 to YTL2.400.000, and the remaining YTL1.700.000 has been accounted under shareholders' equity as "Share Premium". In addition, some individual and corporate shareholders of the Bank sold their shares amounting to 11,67% of paid-in capital, to Citibank. Citibank became a 20% shareholder of the Bank following the capital increase and related share sales.

**c. Information on distribution of profit:**

The Ordinary General Assembly Meeting of the Bank was held on 28 March 2007. In the Ordinary General Assembly, it was decided to distribute a YTL660.495 cash dividend over the YTL1.600.192 net income from 2006 operations to the Bank's shareholders, Chairman and Members of the Board of Directors. It was also resolved in the General Assembly to transfer YTL7.995 to capital reserves, to allocate YTL931.702 as legal and extraordinary reserves and to increase the registered share capital ceiling of the Bank from YTL2.500.000 to YTL5.000.000. The new capital ceiling of the Bank was announced in the Turkish Trade Registry Gazette No.6782 dated 6 April 2007.

**d. Information on capital increase:**

The Bank increased its fully paid in capital by YTL600.000 from YTL2.400.000 to YTL3.000.000 within the registered capital ceiling of YTL5.000.000. YTL296.002 of this increase was met by extraordinary reserves, YTL7.995 was met by real estate and participation share sale profits, and YTL296.003 was met by the inflation adjustment difference which is in other equity reserves, and 25% of bonus shares were distributed to shareholders on behalf of the Central Registry Agency ("CRA"). The capital of the Bank was registered with the Istanbul Trade Registry Office on 25 June 2007, and announced in the Turkish Trade Registry Gazette No.6841 dated 29 June 2007.

**e. Information on available-for-sale financial assets:**

"Unrealized gains and losses" arising from changes in the fair value of securities classified as available-for-sale are not recognized in current year income statements; they are recognized in the "Marketable securities value increase fund" account under equity, until the financial assets are sold, disposed of or impaired.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

### VI. EXPLANATIONS AND NOTES RELATED TO STATEMENT OF CASH FLOWS:

#### a. Information on cash and cash equivalents:

1. Components of cash and cash equivalents and the accounting policy applied in their determination:

Cash and foreign currency together with demand deposits at banks including the CBRT are defined as "Cash"; interbank money market and time deposits in banks with original maturities less than three months are defined as "Cash Equivalents".

1 (i).Cash and cash equivalents at the beginning of the period:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| **Cash** | **2.041.232** | **1.036.332** |
| Cash, Foreign Currency and Other | 518.101 | 396.191 |
| Demand Deposits in Banks | 1.523.131 | 640.141 |
| **Cash Equivalents** | **1.923.671** | **1.791.456** |
| Interbank Money Market Placements | - | 400.000 |
| Time Deposits in Banks | 1.921.641 | 1.389.150 |
| Marketable Securities | 2.030 | 2.306 |
| **Total Cash and Cash Equivalents** | **3.964.903** | **2.827.788** |

The total amount from operations in the prior period gives the total cash and cash equivalents amount at the beginning of the current period.

1 (ii). Cash and cash equivalents at the end of period:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| **Cash** | **1.739.928** | **2.041.232** |
| Cash and Foreign Currency and Other | 515.759 | 518.101 |
| Demand Deposits in Banks | 1.224.169 | 1.523.131 |
| **Cash Equivalents** | **543.136** | **1.923.671** |
| Interbank Money Market Placements | - | - |
| Time Deposits in Banks | 529.520 | 1.921.641 |
| Marketable Securities | 13.616 | 2.030 |
| **Total Cash and Cash Equivalents** | **2.283.064** | **3.964.903** |

#### b. Explanation about other cash flows items and the effect of changes in foreign exchange rates on cash and cash equivalents:

The "Other" item under "Operating profit before changes in operating assets and liabilities" amounting to (-)YTL799.519 (31 December 2006: (-)YTL1.032.965) consists mainly of items such as fees and commissions paid, other operating income excluding income from doubtful receivables, other operating expense excluding personnel expense, foreign exchange gains/losses, depreciation, provisions and bonus shares.

The "Net increase/decrease in other liabilities" item under "Changes in operating assets and liabilities" amounting to YTL1.166.805 (31 December 2006: YTL308.644) consists mainly of changes in miscellaneous payables, other liabilities and taxes and other duties payable.

The effect of changes in the foreign currency rates on the cash and cash equivalents is reflected in net foreign exchange gains/losses. The foreign exchange gains/losses amount mentioned above is included in the "Other" line under "Operating profit before changes in operating assets and liabilities".

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**VII. EXPLANATIONS AND NOTES RELATED TO BANK'S RISK GROUP:**

**a. Information on the volume of transactions relating to the bank's risk group, outstanding loan and deposit transactions and profit and loss of the period:**

1. Current Period-31 December 2007:

| Bank's Risk Group (*) | Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships) | | Direct and Indirect Shareholders of the Bank | | Other Real and Legal Persons That Have Been Included in the Risk Group | |
|---|---|---|---|---|---|---|
| | Cash | Non-Cash | Cash | Non-Cash | Cash | Non-Cash |
| Loans and Other Receivables | | | | | | |
| Balance at the Beginning of the Period | 136.133 | 36.731 | 668.369 | 357.952 | 6 | 3.238 |
| Balance at the End of the Period | 194.579 | 22.650 | 895.255 | 483.565 | 1.078 | 3.237 |
| Interest and Commission Income Received | 14.503 | 29 | 83.769 | 15.937 | 927 | 5 |

(*) Defined in the Subsection 2, Article 49 of the Banking Law No. 5411.

According to the German deposit insurance law, the Bank has given a "letter of undertaking" to the German Banking Institute related to Akbank AG which is assigned to Akbank NV, a subsidiary of the Bank, by way of real capital as of 31 May 2007. Based on the "Regulation Regarding Banking Loans" effective from 1 November 2006, this letter of undertaking amounts to YTL1.410.954 as of 31 December 2007.

2. Prior Period-31 December 2006:

| Bank's Risk Group (*) | Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships) | | Direct and Indirect Shareholders of the Bank | | Other Real and Legal Persons That Have Been Included in the Risk Group | |
|---|---|---|---|---|---|---|
| | Cash | Non-Cash | Cash | Non-Cash | Cash | Non-Cash |
| Loans and Other Receivables | | | | | | |
| Balance at the Beginning of the Period | 115.913 | 119.306 | 762.511 | 374.582 | 34.245 | 7.274 |
| Balance at the End of the Period | 136.133 | 36.731 | 668.369 | 357.952 | 6 | 3.238 |
| Interest and Commission Income Received | 8.819 | 23 | 109.009 | 14.906 | 168 | 4 |

(*) Defined in the Subsection 2, Article 49 of the Banking Law No. 5411.

3. Information on deposits of the Bank's risk group:

| Bank's Risk Group (*) | Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships) | | Direct and Indirect Shareholders of the Bank | | Other Real and Legal Persons That Have Been Included in the Risk Group | |
|---|---|---|---|---|---|---|
| Deposit | Current Period 31 December 2007 | Prior Period 31 December 2006 | Current Period 31 December 2007 | Prior Period 31 December 2006 | Current Period 31 December 2007 | Prior Period 31 December 2006 |
| Balance at the Beginning of the Period | 37.664 | 49.194 | 692.367 | 1.038.736 | 154.200 | 98.423 |
| Balance at the End of the Period | 92.147 | 37.664 | 994.656 | 692.367 | 168.531 | 154.200 |
| Interest on Deposits | 10.778 | 4.880 | 91.070 | 62.854 | 28.702 | 22.668 |

(*) Defined in the Subsection 2, Article 49 of the Banking Law No. 5411.

**(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)**

4. Information on forward and option agreements and other similar agreements made with the Bank's risk group:

| Bank's Risk Group (*) | Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships) | | Direct and Indirect Shareholders of the Bank | | Other Real and Legal Persons That Have Been Included in the Risk Group | |
|---|---|---|---|---|---|---|
| | Current Period 31 December 2007 | Prior Period 31 December 2006 | Current Period 31 December 2007 | Prior Period 31 December 2006 | Current Period 31 December 2007 | Prior Period 31 December 2006 |
| Transactions at Fair Value Through Profit or Loss | | | | | | |
| Beginning of the Period | 483.297 | 344.733 | 224.377 | 83.128 | - | - |
| Balance at the End of the Period | 156.321 | 483.297 | 151.126 | 224.377 | - | - |
| Total Income/Loss | (872) | (1.340) | (843) | (339) | - | - |
| Transactions for Hedging Purposes | | | | | | |
| Beginning of the Period | - | - | - | - | - | - |
| Balance at the End of the Period | - | - | - | - | - | - |
| Total Income/Loss | - | - | - | - | - | - |

(*) Defined in the Subsection 2, Article 49 of the Banking Law No. 5411

Figures presented in the table above show the sum of "sale" and "purchase" amounts of the related transactions. Accordingly, as a result of the nature of these transactions, the difference between the "sale" and "purchase" transactions affect the net exposure of the Bank. As of 31 December 2007, the net exposure for investments in associates and subsidiaries is (-) YTL2.422 (31 December 2006: (-) YTL1.842) and for direct and indirect shareholders of the Bank(-) YTL131 (31 December 2006: YTL11.029).

5. Information regarding benefits provided to the Bank's key management:

As of 31 December 2007, benefits provided to the Bank's key management amount to YTL10.438 (31 December 2006:YTL9.010).

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

## VIII. EXPLANATIONS AND NOTES RELATED TO THE DOMESTIC, FOREIGN, OFF-SHORE BRANCHES AND FOREIGN REPRESENTATIVES OF THE BANK

| | Number | Number of Employees | Country of Incorporation | Total Assets | Statutory Share Capital |
|---|---|---|---|---|---|
| Domestic Branch | 715 | 13.503 | | | |
| Foreign Representation Office | | | | | |
| Foreign Branch | | | | | |
| Off-shore Banking Region Branches | 1 | 10 | 1- Malta | 11.353.941 | |
| | | | 2- | | |
| | | | 3- | | |

## IX. INFORMATION AND NOTES RELATED TO SUBSEQUENT EVENTS

At the meeting of the Board of Directors on 25 January 2008, the Ordinary General Assembly Meeting of the Bank for the year 2007 has been decided to be realized on 28 March 2008.

# SECTION SIX
# OTHER EXPLANATIONS

## I. OTHER EXPLANATIONS

None.

# SECTION SEVEN
# EXPLANATIONS ON INDEPENDENT AUDIT REPORT

## I. EXPLANATIONS ON INDEPENDENT AUDIT REPORT

The unconsolidated financial statements for the period ended 31 December 2007 have been audited by Başaran Nas Yeminli Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers). The auditor's report dated 15 February 2008 is presented prior to the unconsolidated financial statements.

## II. EXPLANATIONS AND NOTES PREPARED BY INDEPENDENT AUDITORS:

None.

CONVENIENCE TRANSLATION OF PUBLICLY ANNOUNCED CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT ORIGINALLY ISSUED IN TURKISH, SEE NOTE I.b OF SECTION THREE

# AKBANK T.A.Ş.

## PUBLICLY ANNOUNCED CONSOLIDATED FINANCIAL STATEMENTS TOGETHER WITH INDEPENDENT AUDITOR'S REPORT AT 31 DECEMBER 2007

**Başaran Nas Yeminli Mali Müşavirlik A.Ş.**
**a member of PricewaterhouseCoopers**
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

**CONVENIENCE TRANSLATION OF**
**THE INDEPENDENT AUDITOR'S REPORT**
**ORIGINALLY ISSUED IN TURKISH**

**To the Board of Directors of Akbank T.A.Ş.;**
We have audited the accompanying consolidated balance sheet of Akbank T.A.Ş. ("the Bank") and its consolidated subsidiaries at 31 December 2007 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the year then ended and a summary of significant accounting policies and other explanatory notes to the financial statements.

**Disclosure for the Responsibility of the Bank's Board of Directors:**
The Bank's Board of Directors is responsible for establishing and maintaining effective internal control over financial reporting to prevent the misstatements caused by error or fraud, that are material to the consolidated financial statements; and for selecting and applying appropriate accounting policies in compliance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents published on the Official Gazette No. 26333 dated 1 November 2006, Turkish Accounting Standards, Turkish Financial Reporting Standards and other regulations, interpretations and circulars published or declared by the Banking Regulation and Supervision Agency ("the BRSA") on accounting and financial reporting principles.

**Disclosure for the Responsibility of the Authorized Audit Firm:**
Our responsibility, as independent auditors, is to express an opinion on these consolidated financial statements based on our audit. Our independent audit has been implemented in accordance with the Regulation on Authorisation and Activities of Institutions to Conduct Independent Audit in Banks published on the Official Gazette No 26333 dated 1 November 2006. We planned and conducted our audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes using the audit techniques for the purpose of obtaining evidence supporting the amounts and disclosures in the financial statements; the selection of these audit techniques is made in accordance with our professional judgment by taking the effectiveness of the controls over financial reporting process into consideration and assessing the appropriateness of the applied accounting policies. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion stated below.

**Independent Auditors' Opinion:**
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Akbank T.A.Ş. and its consolidated subsidiaries at 31 December 2007 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles and standards set out by regulations in conformity with articles 37 and 38 of the Banking Act No. 5411 and other regulations, communiques, interpretations and circulars published by the BRSA on accounting and financial reporting principles.

**Additional Paragraph For Convenience Translation:**

**Without qualifying our opinion, we draw your attention to the following matter:**
As explained in detail in Note I.b. of Section Three, the effects of differences between accounting principles and standards set out by regulations in conformity with articles 37 and 38 of the Banking Act No. 5411, accounting principles generally accepted in countries in which the accompanying consolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in the accompanying consolidated financial statements. Accordingly, the accompanying consolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

Başaran Nas Yeminli
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers

Adnan Nas, YMM
Istanbul, 15 February 2008

# THE CONSOLIDATED FINANCIAL REPORT OF AKBANK T.A.Ş. AS OF 31 DECEMBER 2007

Address : Sabancı Center 34330, 4. Levent/Istanbul
Telephone : (0 212) 385 55 55
Fax : (0 212) 269 73 83
Website : www.akbank.com
E-mail : hizmet@akbank.com

The consolidated financial report includes the following sections in accordance with the "Communiqué on the Financial Statements and Related Explanation and Notes that will be Publicly Announced" as sanctioned by the Banking Regulation and Supervision Agency.



Investments in associates, joint ventures, direct and indirect subsidiaries whose financial statements have been consolidated in this reporting package are as follows:

| | Subsidiaries | Investments in Associates | Joint Ventures |
|---|---|---|---|
| 1. | Ak Finansal Kiralama A.Ş. | - | - |
| 2. | Ak Yatırım Menkul Değerler A.Ş. | - | - |
| 3. | Akbank N.V. | - | - |
| 4. | Akbank AG | - | - |

Ak Receivables Corporation and A.R.T.S. Ltd., which are not subsidiaries of the Bank but over which the Bank has 100% controlling power, have been included in the consolidation due to the reason that these companies are "Special Purpose Entities".

The accompanying audited consolidated financial statements and notes to these financial statements which are expressed, unless otherwise stated, in thousands of New Turkish Lira (YTL), have been prepared based on the accounting books of the Bank in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards, relating appendices and interpretations on these, and are independently audited.

15 February 2008

| Erol SABANCI | Akın KOZANOĞLU | Aydın GÜNTER | Zafer KURTUL | K. Atıl ÖZUS | Emine T. ÇEPPİOĞLU |
|---|---|---|---|---|---|
| Chairman of the Board of Directors (OBO) | Head of the Audit Committee | Member of the Audit Committee | President | Executive Vice President | Manager |

Contact information of the personnel in charge of addressing questions regarding this financial report.

Name-Surname/Title: Emine T. ÇEPPİOĞLU/Manager
Phone No : (0 212) 385 55 55
Fax No : (0 212) 325 12 31

## SECTION TWO
### Consolidated Financial Statements of the Group



## SECTION THREE
### Accounting Policies



## SECTION FOUR
### Information Related to Financial Position of the Group



## SECTION FIVE
### Information and Disclosures Related to Consolidated Financial Statements



## SECTION SIX
### Other Explanations



## SECTION SEVEN
### Explanations on Independent Audit Report

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

## SECTION ONE
## GENERAL INFORMATION ABOUT THE GROUP

### I. PARENT BANK'S FOUNDATION DATE, START-UP STATUS, HISTORY REGARDING THE CHANGES IN THIS STATUS:

Akbank T.A.Ş. ("the Parent Bank" or "Akbank") was established on 30 January 1948 as a private commercial bank, in accordance with the decision of the Council of Ministers, No.3/6710 and is authorized to perform all economic, financial and commercial activities which are allowed by the laws of the Turkish Republic ("T.C."). The status of the Bank has not changed since its foundation.

### II. EXPLANATION ABOUT THE PARENT BANK'S CAPITAL STRUCTURE, SHAREHOLDERS OF THE PARENT BANK WHO ARE IN CHARGE OF THE MANAGEMENT AND/OR AUDITING OF THE PARENT BANK DIRECTLY OR INDIRECTLY, CHANGES IN THESE MATTERS (IF ANY) AND THE GROUP THE BANK BELONGS TO:

The Bank's shares have been quoted on the Istanbul Stock Exchange ("ISE") since 1990. In 1998, 4,03% of the outstanding share capital of the Bank was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipts ("ADRs"). As of 31 December 2007, approximately 25% of the shares are publicly traded, including the ADRs (31 December 2006: 32%).

The major shareholder of the Parent Bank, directly or indirectly, is Sabancı Group.

### III. EXPLANATION ON THE BOARD OF DIRECTORS, MEMBERS OF THE AUDIT COMMITTEE, PRESIDENT AND EXECUTIVE VICE PRESIDENTS, IF AVAILABLE, SHARES OF THE PARENT BANK THEY POSSESS:

| Title | Name | Responsibility | Education |
|---|---|---|---|
| **Chairman:** | Erol SABANCI | Chairman and Managing Director | Undergraduate |
| **Board of Directors:** | Akın KOZANOĞLU | Vice Chairman and Executive Director | Graduate |
| | Suzan SABANCI DİNÇER | Managing Director | Graduate |
| | Bülent ADANIR | Managing Director | Graduate |
| | Özen GÖKSEL | Member | Undergraduate |
| | Sir Winfried Franz Wilhelm BISCHOFF | Member | Undergraduate |
| | M. Hikmet BAYAR | Member | Undergraduate |
| | Aydın GÜNTER | Member | Undergraduate |
| | Yaman TÖRÜNER | Member | Undergraduate |
| | Zafer KURTUL | President and CEO | Graduate |
| **President and CEO:** | Zafer KURTUL | President and CEO | Graduate |
| **Director of Internal Audit:** | Eyüp ENGİN | Head of Internal Audit | Undergraduate |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

| Title | Name | Responsibility | Education |
|---|---|---|---|
| **Executive Vice Presidents:** | Hayri ÇULHACI | Strategy and Corporate Communication | Graduate |
| | Zeki TUNCAY | Support Services | Undergraduate |
| | Nuri AKSOY | Loans Follow Up | Undergraduate |
| | Ziya AKKURT | Corporate Banking | Undergraduate |
| | Reşit TOYGAR | Treasury | Graduate |
| | M. Fikret ÖNDER | Private Banking | Graduate |
| | Sevilay ÖZSÖZ | Operations | Undergraduate |
| | S. Hakan BİNBAŞGİL | Retail Banking | Graduate |
| | Esra BOZKURT | Human Resources | Undergraduate |
| | Alpaslan ÖZLÜ | Information Technology | Graduate |
| | Ferda BESLİ | Commercial Banking | Undergraduate |
| | Ahmet Fuat AYLA | Corporate and Commercial Loans | Undergraduate |
| | Halit Haydar YILDIZ | Retail Loans | Graduate |
| | Hülya KEFELİ | International Banking | Undergraduate |
| | K. Atıl ÖZUS | Financial Coordination | Undergraduate |
| | A. Galip TÖZGE | Retail Branch Administration | Graduate |
| **Internal Audit Committee:** | Akın KOZANOĞLU | Head of the Audit Committee | Graduate |
| | Aydın GÜNTER | Member of the Audit Committee | Undergraduate |
| **Auditors:** | Mevlüt AYDEMİR | Auditor | Undergraduate |
| | Nedim BOZFAKIOĞLU | Auditor | Undergraduate |

The shares of the above individuals are insignificant in the Bank.

### IV. INFORMATION ON SHAREHOLDERS HAVING CONTROL SHARES

| Name/Commercial Title | Share Amounts (Nominal) | Share Percentages | Paid-in Capital (Nominal) | Unpaid Portion |
|---|---|---|---|---|
| Hacı Ömer Sabancı Holding A.Ş. | 941.384 | 31,38% | 941.384 | - |
| Citibank Overseas Investment Corporation | 600.000 | 20,00% | 600.000 | - |

As explained in Note V.b of Section Five, as of 9 January 2007, Citigroup Inc. became 20% shareholder of the Bank.

### V. EXPLANATION ON THE PARENT BANK'S SERVICE TYPES AND FIELDS OF OPERATION:

The Bank's core business activities include retail banking, commercial banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (treasury transactions) and international banking services. In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş and AvivaSA Emeklilik ve Hayat A.Ş. As of 31 December 2007, the Bank has 715 branches dispersed throughout the country and 1 branch operating abroad (31 December 2006: 682 branches and 1 branch operating abroad). As of 31 December 2007, the Bank employed 13.513 people (31 December 2006: 12.333).

The Parent Bank and its direct and indirect subsidiaries, Ak Yatırım Menkul Değerler A.Ş., Akbank N.V., Akbank AG, Ak Finansal Kiralama A.Ş. and together with Ak Receivables Corporation and A.R.T.S. Ltd., which are not subsidiaries of the Bank, but over which the Bank has 100% controlling power due to the reason that these companies are "Special Purpose Entities", have been included in the scope of consolidation. The Parent Bank together with its consolidated subsidiaries are referred to as the "Group" in these consolidated financial statements.

As at 31 December 2007, the Group employed 13.820 people (31 December 2006: 12.650).

# I. CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira [YTL].)

**SECTION TWO**

| | ASSETS | Note (Section Five) | CURRENT PERIOD (31/12/2007) YTL | FC | Total | PRIOR PERIOD (31/12/2006) YTL | FC | Total |
|---|---|---|---|---|---|---|---|---|
| **I.** | **CASH BALANCES WITH CENTRAL BANK** | **(I-a)** | **402.714** | **2.359.742** | **2.762.456** | **1.494.836** | **3.062.533** | **4.557.369** |
| **II.** | **FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT or (LOSS) (Net)** | **(I-b)** | **86.253** | **4.808.880** | **4.895.133** | **111.019** | **6.593.265** | **6.704.284** |
| 2.1 | Trading Financial Assets | | 51.853 | 4.761.998 | 4.813.851 | 84.101 | 6.524.360 | 6.608.461 |
| 2.1.1 | Government Debt Securities | | 45.965 | 4.761.998 | 4.807.963 | 36.336 | 6.524.360 | 6.560.696 |
| 2.1.2 | Share Certificates | | 4.637 | - | 4.637 | 47.273 | - | 47.273 |
| 2.1.3 | Other Marketable Securities | | 1.251 | - | 1.251 | 492 | - | 492 |
| 2.2 | Financial Assets Designated at Fair Value through Profit or (Loss) | | - | - | - | - | - | - |
| 2.2.1 | Government Debt Securities | | - | - | - | - | - | - |
| 2.2.2 | Share Certificates | | - | - | - | - | - | - |
| 2.2.3 | Other Marketable Securities | | - | - | - | - | - | - |
| 2.3 | Trading Derivative Financial Assets | | 34.400 | 46.882 | 81.282 | 26.918 | 68.905 | 95.823 |
| **III.** | **BANKS** | **(I-c)** | **26.470** | **1.543.695** | **1.570.165** | **31.002** | **2.789.563** | **2.820.565** |
| **IV.** | **MONEY MARKETS** | | **2.547** | **-** | **2.547** | **9** | **-** | **9** |
| 4.1 | Interbank Money Market Placements | | - | - | - | - | - | - |
| 4.2 | Receivables from Istanbul Stock Exchange Money Market | | - | - | - | - | - | - |
| 4.3 | Receivables from Reverse Repurchase Agreements | | 2.547 | - | 2.547 | 9 | - | 9 |
| **V.** | **AVAILABLE-FOR-SALE FINANCIAL ASSETS (Net)** | **(I-d)** | **16.765.191** | **4.217.440** | **20.982.631** | **11.037.037** | **3.464.256** | **14.501.293** |
| 5.1 | Share Certificates | | 6.721 | 110 | 6.831 | 5.521 | 110 | 5.631 |
| 5.2 | Government Debt Securities | | 16.758.470 | 4.131.310 | 20.889.780 | 11.031.516 | 3.412.308 | 14.443.824 |
| 5.3 | Other Marketable Securities | | - | 86.020 | 86.020 | - | 51.838 | 51.838 |
| **VI.** | **LOANS** | **(I-e)** | **25.764.399** | **14.117.729** | **39.882.128** | **19.717.755** | **10.594.895** | **30.312.650** |
| 6.1 | Loans | | 25.764.399 | 14.117.729 | 39.882.128 | 19.717.755 | 10.594.895 | 30.312.650 |
| 6.1.1 | Loans to Bank's Risk Group | | 267.057 | 668.453 | 935.510 | 105.485 | 627.977 | 733.462 |
| 6.1.2 | Other | | 25.497.342 | 13.449.276 | 38.946.618 | 19.612.270 | 9.966.918 | 29.579.188 |
| 6.2 | Loans under Follow-up | | 961.981 | 45.647 | 1.007.628 | 564.306 | 31.498 | 595.804 |
| 6.3 | Specific Provisions (-) | | 961.981 | 45.647 | 1.007.628 | 564.306 | 31.498 | 595.804 |
| **VII.** | **FACTORING RECEIVABLES** | | **-** | **-** | **-** | **-** | **-** | **-** |
| **VIII.** | **HELD-TO-MATURITY SECURITIES (Net)** | **(I-f)** | **-** | **-** | **-** | **-** | **-** | **-** |
| 8.1 | Government Debt Securities | | - | - | - | - | - | - |
| 8.2 | Other Marketable Securities | | - | - | - | - | - | - |
| **IX.** | **INVESTMENTS IN ASSOCIATES (Net)** | **(I-g)** | **-** | **-** | **-** | **-** | **-** | **-** |
| 9.1 | Consolidated Based on Equity Method | | - | - | - | - | - | - |
| 9.2 | Unconsolidated | | - | - | - | - | - | - |
| 9.2.1 | Financial Investments in Associates | | - | - | - | - | - | - |
| 9.2.2 | Non-Financial Investments in Associates | | - | - | - | - | - | - |
| **X.** | **SUBSIDIARIES (Net)** | **(I-h)** | **22.762** | **36** | **22.798** | **18.225** | **34** | **18.259** |
| 10.1 | Unconsolidated Financial Subsidiaries | | 22.762 | 36 | 22.798 | 18.225 | 34 | 18.259 |
| 10.2 | Unconsolidated Non-Financial Subsidiaries | | - | - | - | - | - | - |
| **XI.** | **JOINT VENTURES (Net)** | | **-** | **-** | **-** | **-** | **-** | **-** |
| 11.1 | Consolidated Based on Equity Method | | - | - | - | - | - | - |
| 11.2 | Unconsolidated | | - | - | - | - | - | - |
| 11.2.1 | Financial Joint Ventures | | - | - | - | - | - | - |
| 11.2.2 | Non-Financial Joint Ventures | | - | - | - | - | - | - |
| **XII.** | **FINANCIAL LEASE RECEIVABLES (Net)** | **(I-i)** | **209.186** | **440.310** | **649.496** | **179.321** | **307.892** | **487.213** |
| 12.1 | Financial Lease Receivables | | 267.601 | 500.480 | 768.081 | 230.797 | 346.825 | 577.622 |
| 12.2 | Operating Lease Receivables | | - | - | - | - | - | - |
| 12.3 | Other | | - | - | - | - | - | - |
| 12.4 | Unearned Income (-) | | 58.415 | 60.170 | 118.585 | 51.476 | 38.933 | 90.409 |
| **XIII.** | **HEDGING DERIVATIVE FINANCIAL ASSETS** | | **-** | **-** | **-** | **-** | **-** | **-** |
| 13.1 | Fair Value Hedge | | - | - | - | - | - | - |
| 13.2 | Cash Flow Hedge | | - | - | - | - | - | - |
| 13.3 | Foreign Net Investment Hedge | | - | - | - | - | - | - |
| **XIV.** | **PROPERTY AND EQUIPMENT (Net)** | **(I-j)** | **708.868** | **5.970** | **714.838** | **704.618** | **6.197** | **710.815** |
| **XV.** | **INTANGIBLE ASSETS (Net)** | **(I-k)** | **47.465** | **181** | **47.646** | **34.696** | **140** | **34.836** |
| 15.1 | Goodwill | | - | - | - | - | - | - |
| 15.2 | Other | | 47.465 | 181 | 47.646 | 34.696 | 140 | 34.836 |
| **XVI.** | **INVESTMENT PROPERTY (Net)** | | **-** | **-** | **-** | **-** | **-** | **-** |
| **XVII.** | **TAX ASSET** | | **16.339** | **1.519** | **17.858** | **1.736** | **192** | **1.928** |
| 17.1 | Current Tax Asset | | - | - | - | - | - | - |
| 17.2 | Deferred Tax Asset | (I-m) | 16.339 | 1.519 | 17.858 | 1.736 | 192 | 1.928 |
| **XVIII.** | **PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND RELATED TO DISCONTINUED OPERATIONS (Net)** | **(I-n)** | **3.650** | **-** | **3.650** | **3.279** | **-** | **3.279** |
| 18.1 | Held for Sale Purpose | | 3.650 | - | 3.650 | 3.279 | - | 3.279 |
| 18.2 | Related to Discontinued Operations | | - | - | - | - | - | - |
| **XIX.** | **OTHER ASSETS** | **(I-o)** | **487.667** | **64.022** | **551.689** | **100.364** | **67.287** | **167.651** |
| | **TOTAL ASSETS** | | **44.543.511** | **27.559.524** | **72.103.035** | **33.433.897** | **26.886.254** | **60.320.151** |

The accompanying explanations and notes form an integral part of these financial statements.

# I. CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira [YTL].)

| | LIABILITIES | Note (Section Five) | CURRENT PERIOD (31/12/2007) YTL | FC | Total | PRIOR PERIOD (31/12/2006) YTL | FC | Total |
|---|---|---|---|---|---|---|---|---|
| I. | **DEPOSITS** | (II-a) | **25.318.894** | **18.315.727** | **43.634.621** | **19.195.667** | **16.763.054** | **35.958.721** |
| 1.1 | Deposits of Bank's Risk Group | | 534.308 | 698.227 | 1.232.535 | 514.236 | 371.058 | 885.294 |
| 1.2 | Other | | 24.784.586 | 17.617.500 | 42.402.086 | 18.681.431 | 16.391.996 | 35.073.427 |
| II. | **TRADING DERIVATIVE FINANCIAL LIABILITIES** | (II-b) | **56.840** | **48.751** | **105.591** | **16.756** | **48.429** | **65.185** |
| III. | **BORROWINGS** | (II-c) | **174.727** | **9.316.394** | **9.491.121** | **158.642** | **9.780.152** | **9.938.794** |
| IV. | **MONEY MARKETS** | | **4.439.577** | **498.125** | **4.937.702** | **4.962.118** | **317.174** | **5.279.292** |
| 4.1 | Funds from Interbank Money Market | | 25.012 | 129.011 | 154.023 | 41.064 | - | 41.064 |
| 4.2 | Funds from Istanbul Stock Exchange Money Market | | - | - | - | - | - | - |
| 4.3 | Funds Provided Under Repurchase Agreements | | 4.414.565 | 369.114 | 4.783.679 | 4.921.054 | 317.174 | 5.238.228 |
| V. | **MARKETABLE SECURITIES ISSUED (Net)** | | - | - | - | - | - | - |
| 5.1 | Bills | | - | - | - | - | - | - |
| 5.2 | Asset Backed Securities | | - | - | - | - | - | - |
| 5.3 | Bonds | | - | - | - | - | - | - |
| VI. | **FUNDS** | | - | - | - | - | - | - |
| 6.1 | Borrower Funds | | - | - | - | - | - | - |
| 6.2 | Other | | - | - | - | - | - | - |
| VII. | **MISCELLANEOUS PAYABLES** | | **935.032** | **21.044** | **956.076** | **770.193** | **27.446** | **797.639** |
| VIII. | **OTHER LIABILITIES** | (II-d) | **1.373.297** | **114.020** | **1.487.317** | **293.949** | **178.761** | **472.710** |
| IX. | **FACTORING PAYABLES** | | - | - | - | - | - | - |
| X. | **FINANCIAL LEASE PAYABLES (Net)** | | - | - | - | - | - | - |
| 10.1 | Financial Lease Payables | | - | - | - | - | - | - |
| 10.2 | Operational Lease Payables | | - | - | - | - | - | - |
| 10.3 | Other | | - | - | - | - | - | - |
| 10.4 | Deferred Financial Lease Expenses (-) | | - | - | - | - | - | - |
| XI. | **HEDGING DERIVATIVE FINANCIAL LIABILITIES** | | - | - | - | - | - | - |
| 11.1 | Fair Value Hedge | | - | - | - | - | - | - |
| 11.2 | Cash Flow Hedge | | - | - | - | - | - | - |
| 11.3 | Foreign Net Investment Hedge | | - | - | - | - | - | - |
| XII. | **PROVISIONS** | (II-e) | **409.213** | **115.208** | **524.421** | **358.323** | **15.972** | **374.295** |
| 12.1 | General Loan Loss Provision | | 187.190 | 106.435 | 293.625 | 181.240 | 12.138 | 193.378 |
| 12.2 | Restructuring Provisions | | - | - | - | - | - | - |
| 12.3 | Reserve for Employee Rights | | 63.383 | - | 63.383 | 55.051 | - | 55.051 |
| 12.4 | Insurance Technical Provisions (Net) | | - | - | - | - | - | - |
| 12.5 | Other Provisions | | 158.640 | 8.773 | 167.413 | 122.032 | 3.834 | 125.866 |
| XIII. | **TAX LIABILITY** | (II-f) | **285.134** | **48.598** | **333.732** | **201.222** | **47.707** | **248.929** |
| 13.1 | Current Tax Liability | | 285.134 | 8.854 | 293.988 | 200.392 | 4.788 | 205.180 |
| 13.2 | Deferred Tax Liability | | - | 39.744 | 39.744 | 830 | 42.919 | 43.749 |
| XIV. | **LIABILITIES FOR PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND RELATED TO DISCONTINUED OPERATIONS (Net)** | | - | - | - | - | - | - |
| 14.1 | Held for Sale Purpose | | - | - | - | - | - | - |
| 14.2 | Related to Discontinued Operations | | - | - | - | - | - | - |
| XV. | **SUBORDINATED LOANS** | | - | - | - | - | - | - |
| XVI. | **SHAREHOLDERS' EQUITY** | (II-g) | **10.658.724** | **(26.270)** | **10.632.454** | **7.167.159** | **17.427** | **7.184.586** |
| 16.1 | Paid-in capital | | 3.000.000 | - | 3.000.000 | 2.200.000 | - | 2.200.000 |
| 16.2 | Capital Reserves | | 3.813.171 | (26.270) | 3.786.901 | 2.055.460 | 17.427 | 2.072.887 |
| 16.2.1 | Share Premium | | 1.700.000 | - | 1.700.000 | - | - | - |
| 16.2.2 | Share Cancellation Profits | | - | - | - | - | - | - |
| 16.2.3 | Marketable Securities Valuation Differences | (II-h) | 207.279 | (26.270) | 181.009 | (146.435) | 17.427 | (129.008) |
| 16.2.4 | Property and Equipment Revaluation Differences | | - | - | - | - | - | - |
| 16.2.5 | Intangible Fixed Assets Revaluation Differences | | - | - | - | - | - | - |
| 16.2.6 | Revaluation Differences of Investment Properties | | - | - | - | - | - | - |
| 16.2.7 | Bonus Shares from Investments in Associates, Subsidiaries and Joint Ventures | | - | - | - | - | - | - |
| 16.2.8 | Hedging Funds (Effective portion) | | - | - | - | - | - | - |
| 16.2.9 | Value Increase of Assets Held for Resale | | - | - | - | - | - | - |
| 16.2.10 | Other Capital Reserves | | 1.905.892 | - | 1.905.892 | 2.201.895 | - | 2.201.895 |
| 16.3 | Profit Reserves | | 1.821.178 | - | 1.821.178 | 1.223.505 | - | 1.223.505 |
| 16.3.1 | Legal Reserves | | 526.433 | - | 526.433 | 382.801 | - | 382.801 |
| 16.3.2 | Status Reserves | | - | - | - | - | - | - |
| 16.3.3 | Extraordinary Reserves | | 1.310.787 | - | 1.310.787 | 816.263 | - | 816.263 |
| 16.3.4 | Other Profit Reserves | | (16.042) | - | (16.042) | 24.441 | - | 24.441 |
| 16.4 | Income or (Loss) | | 2.024.136 | - | 2.024.136 | 1.586.124 | - | 1.586.124 |
| 16.4.1 | Prior Years' Income or (Loss) | | (16.524) | - | (16.524) | 5.979 | - | 5.979 |
| 16.4.2 | Current Year Income or (Loss) | | 2.040.660 | - | 2.040.660 | 1.580.145 | - | 1.580.145 |
| 16.5 | Minority Interest | (II-i) | 239 | - | 239 | 102.070 | - | 102.070 |
| | **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | | **43.651.438** | **28.451.597** | **72.103.035** | **33.124.029** | **27.196.122** | **60.320.151** |

The accompanying explanations and notes form an integral part of these financial statements.

## II. CONSOLIDATED INCOME STATEMENTS FOR THE PERIODS ENDED 31 DECEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira (YTL).)

| | INCOME AND EXPENSE ITEMS | Note (Section Five) | CURRENT PERIOD (01/01-31/12/2007) | PRIOR PERIOD (01/01-31/12/2006) |
|---|---|---|---|---|
| **I.** | **INTEREST INCOME** | **(III-a)** | **8.798.972** | **6.862.617** |
| 1.1 | Interest on loans | (III-a-1) | 5.318.792 | 4.049.394 |
| 1.2 | Interest Received from Reserve Requirements | | 29.509 | 18.648 |
| 1.3 | Interest Received from Banks | (III-a-2) | 292.962 | 246.704 |
| 1.4 | Interest Received from Money Market Transactions | | 18.337 | 2.693 |
| 1.5 | Interest Received from Marketable Securities Portfolio | (III-a-3) | 3.028.796 | 2.481.409 |
| 1.5.1 | Trading Financial Assets | | 392.412 | 553.486 |
| 1.5.2 | Financial Assets at Fair Value Through Profit or (loss) | | - | - |
| 1.5.3 | Available-for-sale Financial Assets | | 2.636.384 | 1.893.201 |
| 1.5.4 | Held to maturity Investments | | - | 34.722 |
| 1.6 | Financial Lease Income | | 72.939 | 49.295 |
| 1.7 | Other Interest Income | | 37.637 | 14.474 |
| **II.** | **INTEREST EXPENSE** | **(III-b)** | **5.423.042** | **4.191.859** |
| 2.1 | Interest on Deposits | (III-b-3) | 4.038.937 | 3.232.697 |
| 2.2 | Interest on Funds Borrowed | (III-b-1) | 573.517 | 517.235 |
| 2.3 | Interest Expense on Money Market Transactions | | 783.461 | 431.945 |
| 2.4 | Interest on Securities Issued | | - | - |
| 2.5 | Other Interest Expenses | | 27.127 | 9.982 |
| **III.** | **NET INTEREST INCOME (I - II)** | | **3.375.930** | **2.670.758** |
| **IV.** | **NET FEES AND COMMISSIONS INCOME** | | **984.123** | **801.368** |
| 4.1 | Fees and Commissions Received | | 1.211.730 | 1.001.764 |
| 4.1.1 | Non-cash Loans | | 46.541 | 42.819 |
| 4.1.2 | Other | | 1.165.189 | 958.945 |
| 4.2 | Fees and Commissions Paid | | 227.607 | 200.396 |
| 4.2.1 | Non-cash Loans | | 136 | 798 |
| 4.2.2 | Other | | 227.471 | 199.598 |
| **V.** | **DIVIDEND INCOME** | **(III-c)** | **11.496** | **9.171** |
| **VI.** | **TRADING INCOME/(LOSS) (Net)** | **(III-d)** | **150.626** | **70.453** |
| 6.1 | Trading Gains/(Losses) on Securities | | (15.917) | 151.848 |
| 6.2 | Foreign Exchange Gains/(Losses) | | 166.543 | (81.395) |
| **VII.** | **OTHER OPERATING INCOME** | **(III-e)** | **511.460** | **473.944** |
| **VIII.** | **TOTAL OPERATING INCOME (III+IV+V+VI+VII)** | | **5.033.635** | **4.025.694** |
| **IX.** | **PROVISION FOR LOAN LOSSES AND OTHER RECEIVABLES (-)** | **(III-f)** | **735.948** | **438.707** |
| **X.** | **OTHER OPERATING EXPENSES (-)** | **(III-g)** | **1.772.672** | **1.649.179** |
| **XI.** | **NET OPERATING INCOME/(LOSS) (VIII-IX-X)** | | **2.525.015** | **1.937.808** |
| **XII.** | **EXCESS AMOUNT RECORDED AS INCOME AFTER MERGER** | | - | - |
| **XIII.** | **INCOME/(LOSS) FROM INVESTMENTS IN SUBSIDIARIES CONSOLIDATED BASED ON EQUITY METHOD** | | - | - |
| **XIV.** | **INCOME/(LOSS) ON NET MONETARY POSITION** | | - | - |
| **XV.** | **PROFIT/LOSS BEFORE TAX FROM CONTINUED OPERATIONS (XI+...+XIV)** | | **2.525.015** | **1.937.808** |
| **XVI.** | **TAX PROVISION FOR CONTINUED OPERATIONS (±)** | **(III-i)** | **484.586** | **353.267** |
| 16.1 | Current Tax Provision | | 504.897 | 359.282 |
| 16.2 | Deferred Tax Provision | | (20.311) | (6.015) |
| **XVII.** | **CURRENT YEAR PROFIT/LOSS FROM CONTINUED OPERATIONS (XV±XVI)** | | **2.040.429** | **1.584.541** |
| **XVIII.** | **INCOME FROM DISCONTINUED OPERATIONS** | | - | - |
| 18.1 | Income from Non-current Assets Held for Resale | | - | - |
| 18.2 | Profit from Sales of Associates, Subsidiaries and Joint Ventures | | - | - |
| 18.3 | Income from Other Discontinued Operations | | - | - |
| **XIX** | **EXPENSES FOR DISCONTINUED OPERATIONS (-)** | | - | - |
| 19.1 | Expenses for Non-current Assets Held for Resale | | - | - |
| 19.2 | Loss from Sales of Associates, Subsidiaries and Joint Ventures | | - | - |
| 19.3 | Expenses for Other Discontinued Operations | | - | - |
| **XX** | **PROFIT/LOSS BEFORE TAX FROM DISCONTINUED OPERATIONS (XVIII-XIX)** | | - | - |
| **XXI.** | **TAX PROVISION FOR DISCONTINUED OPERATIONS (±)** | | - | - |
| 21.1 | Current Tax Provision | | - | - |
| 21.2 | Deferred Tax Provision | | - | - |
| **XXII.** | **CURRENT YEAR PROFIT/LOSS FROM DISCONTINUED OPERATIONS (XX±XXI)** | | - | - |
| **XXIII.** | **NET INCOME/(LOSS) (XVII+XXII)** | | **2.040.429** | **1.584.541** |
| 23.1 | Income/(Loss) from the Group | | 2.040.660 | 1.580.145 |
| 23.2 | Income/(Loss) from Minority Interest | (III-h) | (231) | 4.396 |
| | Earnings/(Loss) per share (in YTL full) | | 0,00680 | 0,00575 |

The accompanying explanations and notes form an integral part of these financial statements.

# III. CONSOLIDATED OFF-BALANCE SHEET COMMITMENTS AT 31 DECEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira [YTL].)

| | | Note (Section Five) | CURRENT PERIOD (31/12/2007) YTL | FC | Total | PRIOR PERIOD (31/12/2006) YTL | FC | Total |
|---|---|---|---|---|---|---|---|---|
| **A.** | **OFF-BALANCE SHEET COMMITMENTS (I+II+III)** | | **18.008.552** | **16.182.268** | **34.190.820** | **11.689.190** | **13.697.734** | **25.386.924** |
| **I.** | **GUARANTEES AND WARRANTIES** | **(IV-a-2, 3)** | **2.672.045** | **2.507.839** | **5.179.884** | **2.108.369** | **1.820.575** | **3.928.944** |
| 1.1. | Letters of Guarantee | | 2.516.552 | 1.262.181 | 3.778.733 | 2.065.260 | 931.754 | 2.997.014 |
| 1.1.1. | Guarantees Subject to State Tender Law | | 230.606 | 316.102 | 546.708 | 265.749 | 112.395 | 378.144 |
| 1.1.2. | Guarantees Given for Foreign Trade Operations | | - | 235.298 | 235.298 | - | 334.340 | 334.340 |
| 1.1.3. | Other Letters of Guarantee | | 2.285.946 | 710.781 | 2.996.727 | 1.799.511 | 485.019 | 2.284.530 |
| 1.2. | Bank Acceptances | | 15 | 46.842 | 46.857 | 15 | 60.799 | 60.814 |
| 1.2.1. | Import Letter of Acceptance | | 15 | 46.842 | 46.857 | 15 | 60.799 | 60.814 |
| 1.2.2. | Other Bank Acceptances | | - | - | - | - | - | - |
| 1.3. | Letters of Credit | | 16 | 1.176.916 | 1.176.932 | 162 | 779.139 | 779.301 |
| 1.3.1. | Documentary Letters of Credit | | 16 | 1.097.186 | 1.097.202 | 162 | 712.626 | 712.788 |
| 1.3.2. | Other Letters of Credit | | - | 79.730 | 79.730 | - | 66.513 | 66.513 |
| 1.4. | Prefinancing Given as Guarantee | | - | - | - | - | - | - |
| 1.5. | Endorsements | | - | - | - | - | - | - |
| 1.5.1. | Endorsements to the Central Bank of the Republic of Turkey | | - | - | - | - | - | - |
| 1.5.2. | Other Endorsements | | - | - | - | - | - | - |
| 1.6. | Securities Issue Purchase Guarantees | | - | - | - | - | - | - |
| 1.7. | Factoring Guarantees | | - | - | - | - | - | - |
| 1.8. | Other Guarantees | | 22.825 | 9.796 | 32.621 | 25.882 | 38.475 | 64.357 |
| 1.9. | Other Collaterals | | 132.637 | 12.104 | 144.741 | 17.050 | 10.408 | 27.458 |
| **II.** | **COMMITMENTS** | **(IV-a-1)** | **10.664.659** | **3.361.079** | **14.025.738** | **6.972.321** | **586.075** | **7.558.396** |
| 2.1. | Irrevocable Commitments | | 10.664.659 | 3.361.079 | 14.025.738 | 6.972.321 | 586.075 | 7.558.396 |
| 2.1.1. | Asset Purchase Commitments | | 56.594 | 400.913 | 457.507 | 34.255 | 279.474 | 313.729 |
| 2.1.2. | Deposit Purchase and Sales Commitments | | - | - | - | - | - | - |
| 2.1.3. | Share Capital Commitments to Associates and Subsidiaries | | - | - | - | - | - | - |
| 2.1.4. | Loan Granting Commitments | | 2.780.673 | 2.921.787 | 5.702.460 | - | - | - |
| 2.1.5. | Securities Issue Brokerage Commitments | | - | - | - | - | - | - |
| 2.1.6. | Commitments for Reserve Deposit Requirements | | - | - | - | - | - | - |
| 2.1.7. | Commitments for Cheques | | 1.737.614 | - | 1.737.614 | 1.599.262 | - | 1.599.262 |
| 2.1.8. | Tax and Fund Liabilities from Export Commitments | | - | - | - | - | - | - |
| 2.1.9. | Commitments for Credit Card Limits | | 6.001.065 | - | 6.001.065 | 5.233.690 | 271.785 | 5.505.475 |
| 2.1.10. | Promotion Commitments for Credit Cards and Banking Services | | 34.405 | - | 34.405 | 50.880 | - | 50.880 |
| 2.1.11. | Receivables from Short Sale Commitments of Marketable Securities | | - | - | - | - | - | - |
| 2.1.12. | Payables for Short Sale Commitments of Marketable Securities | | - | - | - | - | - | - |
| 2.1.13. | Other Irrevocable Commitments | | 54.308 | 38.379 | 92.687 | 54.234 | 34.816 | 89.050 |
| 2.2. | Revocable Commitments | | - | - | - | - | - | - |
| 2.2.1. | Revocable Loan Granting Commitments | | - | - | - | - | - | - |
| 2.2.2. | Other Revocable Commitments | | - | - | - | - | - | - |
| **III.** | **DERIVATIVE FINANCIAL INSTRUMENTS** | **(IV-b)** | **4.671.848** | **10.313.350** | **14.985.198** | **2.608.500** | **11.291.084** | **13.899.584** |
| 3.1 | Hedging Derivative Financial Instruments | | - | - | - | - | - | - |
| 3.1.1 | Transactions for Fair Value Hedge | | - | - | - | - | - | - |
| 3.1.2 | Transactions for Cash Flow Hedge | | - | - | - | - | - | - |
| 3.1.3 | Transactions for Foreign Net Investment Hedge | | - | - | - | - | - | - |
| 3.2 | Trading Transactions | | 4.671.848 | 10.313.350 | 14.985.198 | 2.608.500 | 11.291.084 | 13.899.584 |
| 3.2.1 | Forward Foreign Currency Buy/Sell Transactions | | 158.599 | 347.609 | 506.208 | 302.672 | 1.167.020 | 1.469.692 |
| 3.2.1.1 | Forward Foreign Currency Transactions-Buy | | 75.766 | 185.434 | 261.200 | 131.215 | 580.816 | 712.031 |
| 3.2.1.2 | Forward Foreign Currency Transactions-Sell | | 82.833 | 162.175 | 245.008 | 171.457 | 586.204 | 757.661 |
| 3.2.2 | Swap Transactions Related to Foreign Currency and Interest Rates | | 4.077.834 | 9.484.969 | 13.562.803 | 2.101.000 | 9.898.653 | 11.999.653 |
| 3.2.2.1 | Foreign Currency Swap-Buy | | 72.669 | 2.421.573 | 2.494.242 | - | 3.191.546 | 3.191.546 |
| 3.2.2.2 | Foreign Currency Swap-Sell | | 75.165 | 2.414.260 | 2.489.425 | 1.000 | 3.179.723 | 3.180.723 |
| 3.2.2.3 | Interest Rate Swap-Buy | | 1.965.000 | 2.324.568 | 4.289.568 | 1.050.000 | 1.763.692 | 2.813.692 |
| 3.2.2.4 | Interest Rate Swap-Sell | | 1.965.000 | 2.324.568 | 4.289.568 | 1.050.000 | 1.763.692 | 2.813.692 |
| 3.2.3 | Foreign Currency, Interest rate and Securities Options | | 388.433 | 448.861 | 837.294 | 135.952 | 189.349 | 325.301 |
| 3.2.3.1 | Foreign Currency Options-Buy | | 190.849 | 227.402 | 418.251 | 68.774 | 93.948 | 162.722 |
| 3.2.3.2 | Foreign Currency Options-Sell | | 197.584 | 221.459 | 419.043 | 67.178 | 95.401 | 162.579 |
| 3.2.3.3 | Interest Rate Options-Buy | | - | - | - | - | - | - |
| 3.2.3.4 | Interest Rate Options-Sell | | - | - | - | - | - | - |
| 3.2.3.5 | Securities Options-Buy | | - | - | - | - | - | - |
| 3.2.3.6 | Securities Options-Sell | | - | - | - | - | - | - |
| 3.2.4 | Foreign Currency Futures | | 27.578 | 26.103 | 53.681 | 37.951 | 36.062 | 74.013 |
| 3.2.4.1 | Foreign Currency Futures-Buy | | 27.574 | 3 | 27.577 | 37.951 | - | 37.951 |
| 3.2.4.2 | Foreign Currency Futures-Sell | | 4 | 26.100 | 26.104 | - | 36.062 | 36.062 |
| 3.2.5 | Interest Rate Futures | | - | - | - | - | - | - |
| 3.2.5.1 | Interest Rate Futures-Buy | | - | - | - | - | - | - |
| 3.2.5.2 | Interest Rate Futures-Sell | | - | - | - | - | - | - |
| 3.2.6 | Other | | 19.404 | 5.808 | 25.212 | 30.925 | - | 30.925 |
| **B.** | **CUSTODY AND PLEDGES RECEIVED (IV+V+VI)** | | **52.449.723** | **7.928.625** | **60.378.348** | **37.227.920** | **7.628.902** | **44.856.822** |
| **IV.** | **ITEMS HELD IN CUSTODY** | | **18.218.572** | **1.659.130** | **19.877.702** | **16.642.279** | **2.174.440** | **18.816.719** |
| 4.1. | Customer Fund and Portfolio Balances | | - | - | - | - | - | - |
| 4.2. | Investment Securities Held in Custody | | 15.029.013 | 625.272 | 15.654.285 | 12.668.862 | 888.595 | 13.557.457 |
| 4.3. | Cheques Received for Collection | | 1.944.996 | 21.412 | 1.966.408 | 1.649.016 | 28.667 | 1.677.683 |
| 4.4. | Commercial Notes Received for Collection | | 1.011.845 | 423.149 | 1.434.994 | 858.797 | 472.319 | 1.331.116 |
| 4.5. | Other Assets Received for Collection | | - | 197 | 197 | - | 241 | 241 |
| 4.6. | Assets Received for Public Offering | | - | - | - | - | - | - |
| 4.7. | Other Items Under Custody | | 232.718 | 588.357 | 821.075 | 1.465.604 | 783.329 | 2.248.933 |
| 4.8. | Custodians | | - | 743 | 743 | - | 1.289 | 1.289 |
| **V.** | **PLEDGES RECEIVED** | | **32.011.296** | **6.215.542** | **38.226.838** | **18.275.787** | **5.373.930** | **23.649.717** |
| 5.1. | Marketable Securities | | 1.904.661 | 155.821 | 2.060.482 | 1.283.227 | 1.265.985 | 2.549.212 |
| 5.2. | Guarantee Notes | | 987.443 | 103.327 | 1.090.770 | 915.954 | 144.071 | 1.060.025 |
| 5.3. | Commodity | | 79 | 45.718 | 45.797 | 394 | 75.689 | 76.083 |
| 5.4. | Warranty | | - | - | - | - | - | - |
| 5.5. | Immovable | | 16.526.555 | 4.340.986 | 20.867.541 | 8.482.761 | 2.642.335 | 11.125.096 |
| 5.6. | Other Pledged Items | | 12.592.558 | 1.569.690 | 14.162.248 | 7.593.451 | 1.245.850 | 8.839.301 |
| 5.7. | Pledged Items-Depository | | - | - | - | - | - | - |
| **VI.** | **ACCEPTED INDEPENDENT GUARANTEES AND WARRANTEES** | | **2.219.855** | **53.953** | **2.273.808** | **2.309.854** | **80.532** | **2.390.386** |
| | **TOTAL OFF-BALANCE SHEET COMMITMENTS (A+B)** | | **70.458.275** | **24.110.893** | **94.569.168** | **48.917.110** | **21.326.636** | **70.243.746** |

The accompanying explanations and notes form an integral part of these financial statements.

# IV. STATEMENT OF INCOME AND EXPENSES ACCOUNTED UNDER CONSOLIDATED SHAREHOLDERS' EQUITY AT 31 DECEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira [YTL].)

| INCOME AND EXPENSES ACCOUNTED UNDER SHAREHOLDERS' EQUITY | Note | CURRENT PERIOD (31/12/2007) | PRIOR PERIOD (31/12/2006) |
|---|---|---|---|
| **I. ADDITIONS TO MARKETABLE SECURITIES VALUATION DIFFERENCES FROM AVAILABLE FOR SALE FINANCIAL ASSETS** | | 391.666 | (404.955) |
| **II. PROPERTY AND EQUIPMENT REVALUATION DIFFERENCES** | | - | - |
| **III. INTANGIBLE FIXED ASSETS REVALUATION DIFFERENCES** | | - | - |
| **IV. FOREIGN EXCHANGE DIFFERENCES FROM FOREIGN CURRENCY TRANSACTIONS** | | - | - |
| **V. PROFIT/LOSS FROM CASH FLOW HEDGE DERIVATIVE FINANCIAL ASSETS (Effective Part of Fair Value Changes)** | | - | - |
| **VI. PROFIT/LOSS FROM FOREIGN INVESTMENT HEDGE DERIVATIVE FINANCIAL ASSETS (Effective Part of Fair Value Changes)** | | - | - |
| **VII. EFFECTS OF CHANGES IN ACCOUNTING POLICY AND ADJUSTMENT OF ERRORS** | | - | - |
| **VIII. OTHER INCOME/EXPENSE ACCOUNTED UNDER SHAREHOLDERS' EQUITY AS PER TAS** | | - | - |
| **IX. TAX RELATED TO VALUATION DIFFERENCES** | | (65.277) | 67.492 |
| **X. NET INCOME/EXPENSE DIRECTLY ACCOUNTED UNDER SHAREHOLDERS' EQUITY (I+II+...+IX)** | | 326.389 | (337.463) |
| **XI. CURRENT YEAR INCOME/LOSS** | | 16.372 | 63.747 |
| 1.1 Net Change in Fair Value of Marketable Securities (Transfer to Profit/Loss) | | 16.372 | 63.747 |
| 1.2 Part of Cash Flow Hedge Derivative Financial Assets Reclassified and Presented on the Income Statement | | - | - |
| 1.3 Part of Foreign Investment Hedge Derivative Financial Assets Reclassified and Presented on the Income Statement | | - | - |
| 1.4 Other | | - | - |
| **XII. TOTAL ACCOUNTED INCOME/LOSS RELATED TO CURRENT PERIOD (X±XI)** | | 310.017 | (401.210) |

The accompanying explanations and notes form an integral part of these financial statements.

# V. CONSOLIDATED STATEMENTS OF CHANGES IN THE SHAREHOLDERS' EQUITY FOR THE PERIODS ENDED 31 DECEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira [YTL].)

| | | Note (Section Five) | Paid-in Capital | Adjustment to Share Capital(*) | Share Premiums | Share Cancellation Profits | Legal Reserves | Status Reserves | Extraordinary Reserves | Other Reserves | Current Period Net Income (Loss) | Prior Period Net Income (Loss) | Marketable Securities Value Increase Fund | Revaluation Fund | Bonus Shares from Invest. in Ass., Subs. and J.V. | Hedging Transactions | Val. Chan. in Prop. and Eq. HFS Purp./Disc. Opr. | Total Equity Except from Minority Interest | Minority Interest | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **PRIOR PERIOD (31/12/2006)** | | | | | | | | | | | | | | | | | | | |
| I. | Period Opening Balance | | 1.800.005 | 2.401.893 | - | - | 259.712 | - | 197.302 | (25.805) | 1.489.668 | (1.191) | 272.202 | - | - | - | - | 6.393.786 | 112.218 | 6.506.004 |
| II. | Changes in Accounting Policies according to TAS 8 | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 2.1 | Effects of Errors | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 2.2 | Effects of the Changes in Accounting Policies | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| III. | New Balance (I+II) | | 1.800.005 | 2.401.893 | - | - | 259.712 | - | 197.302 | (25.805) | 1.489.668 | (1.191) | 272.202 | - | - | - | - | 6.393.786 | 112.218 | 6.506.004 |
| | Changes in the period | | | | | | | | | | | | | | | | | | | |
| IV. | Increase/Decrease due to the Merger | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| V. | Marketable Securities Valuation Differences | | - | - | - | - | - | - | - | - | - | - | (401.210) | - | - | - | - | (401.210) | - | (401.210) |
| VI. | Hedging Transactions | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 6.1 | Cash Flow Hedge | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 6.2 | Foreign Investment Hedge | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| VII. | Property and Equipment Revaluation Differences | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| VIII. | Intangible Fixed Assets Revaluation Differences | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| IX. | Bonus Shares from Investments in Associates, Subsidiaries and Joint Ventures | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| X. | Foreign Exchange Differences | | - | - | - | - | - | - | - | 50.246 | - | - | - | - | - | - | - | 50.246 | 16.014 | 66.260 |
| XI. | Changes due to the Disposal of Assets | | - | - | - | - | - | - | (117.516) | - | - | - | - | 117.516 | - | - | - | - | (12.531) | (12.531) |
| XII. | Changes due to the Reclassification of Assets | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XIII. | Effects of Changes in Equity of Investments in Associates | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XIV. | Capital Increase | | 399.995 | (199.998) | - | - | - | - | (82.481) | - | - | - | - | (117.516) | - | - | - | - | - | - |
| 14.1 | Cash Increase | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 14.2 | Internal Resources | | 399.995 | (199.998) | - | - | - | - | (82.481) | - | - | - | - | (117.516) | - | - | - | - | - | - |
| XV. | Share Premium | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XVI. | Share Cancellation Profits | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XVII. | Paid-in Capital Inflation Adjustment Difference | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XVIII. | Other | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XIX. | Current Year Income or (Loss) | | - | - | - | - | - | - | - | - | 1.580.145 | - | - | - | - | - | - | 1.580.145 | 4.396 | 1.584.541 |
| XX. | Profit distribution | | - | - | - | - | 123.089 | - | 818.958 | - | (1.489.668) | 7.170 | - | - | - | - | - | (540.451) | (16.027) | (556.478) |
| 20.1 | Dividends paid | | - | - | - | - | 123.089 | - | 818.958 | - | (540.451) | 7.170 | - | - | - | - | - | 408.766 | (16.027) | 392.739 |
| 20.2 | Transfers to Reserves | | - | - | - | - | - | - | - | - | (949.217) | - | - | - | - | - | - | (949.217) | - | (949.217) |
| 20.3 | Other | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| | Period End Balance (III+IV+V+......+XVIII+XIX+XX) | | 2.200.000 | 2.201.895 | - | - | 382.801 | - | 816.263 | 24.441 | 1.580.145 | 5.979 | (129.008) | - | - | - | - | 7.082.516 | 102.070 | 7.184.586 |
| | **CURRENT PERIOD (31/12/2007)** | | | | | | | | | | | | | | | | | | | |
| I. | Prior Period End Balance | | 2.200.000 | 2.201.895 | - | - | 382.801 | - | 816.263 | 24.441 | 1.580.145 | 5.979 | (129.008) | - | - | - | - | 7.082.516 | 102.070 | 7.184.586 |
| | Changes in the period | | | | | | | | | | | | | | | | | | | |
| II. | Increase/Decrease due to the Merger | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| III. | Marketable Securities Valuation Differences | (II-h),(V-f) | - | - | - | - | - | - | - | - | - | - | 310.017 | - | - | - | - | 310.017 | - | 310.017 |
| IV. | Hedging Transactions | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 4.1 | Cash Flow Hedge | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 4.2 | Foreign Investment Hedge | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| V. | Property and Equipment Revaluation Differences | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| VI. | Intangible Fixed Assets Revaluation Differences | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| VII. | Bonus Shares from Investments in Associates, Subsidiaries and Joint Ventures | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| VIII. | Foreign Exchange Differences | (V-e) | - | - | - | - | - | - | - | (40.483) | - | - | - | - | - | - | - | (40.483) | - | (40.483) |
| IX. | Changes due to the Disposal of Assets | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | (99.138) | (99.138) |
| X. | Changes due to the Reclassification of Assets | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XI. | Effects of Changes in Equity of Investments in Associates | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XII. | Capital Increase | (V-b), (V-d) | 800.000 | (296.003) | - | - | - | - | (296.002) | - | - | - | - | (7.995) | - | - | - | 200.000 | - | 200.000 |
| 12.1 | Cash Increase | | 200.000 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 200.000 | - | 200.000 |
| 12.2 | Internal Resources | | 600.000 | (296.003) | - | - | - | - | (296.002) | - | - | - | - | (7.995) | - | - | - | - | - | - |
| XIII. | Share Premium | | - | - | 1.700.000 | - | - | - | - | - | - | - | - | - | - | - | - | 1.700.000 | - | 1.700.000 |
| XIV. | Share Cancellation Profits | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XV. | Paid-in Capital Inflation Adjustment Difference | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XVI. | Other | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| XVII. | Current Year Income or (Loss) | | - | - | - | - | - | - | - | - | 2.040.660 | - | - | - | - | - | - | 2.040.660 | (231) | 2.040.429 |
| XVIII. | Profit distribution | (V-c) | - | - | - | - | 143.632 | - | 790.526 | - | (1.580.145) | (22.503) | - | 7.995 | - | - | - | (660.495) | (2.462) | (662.957) |
| 18.1 | Dividends paid | | - | - | - | - | - | - | - | - | (660.495) | - | - | - | - | - | - | (660.495) | (2.462) | (662.957) |
| 18.2 | Transfers to Reserves | | - | - | - | - | 143.632 | - | 790.526 | - | (919.650) | (22.503) | - | 7.995 | - | - | - | - | - | - |
| 18.3 | Other | | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| | Period End Balance (I+II+III+....+XVI+XVII+XVIII) | | 3.000.000 | 1.905.892 | 1.700.000 | - | 526.433 | - | 1.310.787 | (16.042) | 2.040.660 | (16.524) | 181.009 | - | - | - | - | 10.632.215 | 239 | 10.632.454 |

(*) The amounts for the current period under "Adjustment to Share Capital" column are presented under "Other Capital Reserves" in the financial statements.

The accompanying explanations and notes form an integral part of these financial statements.

# VI. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIODS ENDED 31 DECEMBER 2007 AND 31 DECEMBER 2006

(Amounts are expressed in thousands of New Turkish Lira [YTL].)

| | | Note (Section Five) | CURRENT PERIOD (31/12/2007) | PRIOR PERIOD (31/12/2006) |
|---|---|---|---|---|
| **A.** | **CASH FLOWS FROM BANKING OPERATIONS** | | | |
| 1.1 | Operating Profit before changes in operating assets and liabilities | | 2.721.797 | 2.388.999 |
| 1.1.1 | Interest received | | 8.513.860 | 6.920.056 |
| 1.1.2 | Interest paid | | (5.337.156) | (4.134.798) |
| 1.1.3 | Dividend received | | 11.496 | 9.171 |
| 1.1.4 | Fees and commissions received | | 1.211.730 | 1.001.764 |
| 1.1.5 | Other income | | (15.917) | 151.848 |
| 1.1.6 | Collections from previously written-off loans and other receivables | | 354.033 | 221.467 |
| 1.1.7 | Payments to personnel and service suppliers | | (650.003) | (582.373) |
| 1.1.8 | Taxes paid | | (520.212) | (382.608) |
| 1.1.9 | Other | | (846.034) | (815.528) |
| 1.2 | Changes in operating assets and liabilities | | (197.567) | (1.892.833) |
| 1.2.1 | Net decrease in trading securities | | 1.692.379 | 87.684 |
| 1.2.2 | Net (increase)/decrease in fair value through profit/(loss) financial assets | | - | (7.905) |
| 1.2.3 | Net increase/(decrease) in due from banks and other financial institutions | | 939.266 | 1.531.228 |
| 1.2.4 | Net (increase)/decrease in loans | | (10.231.707) | (8.801.543) |
| 1.2.5 | Net (increase)/decrease in other assets | | (554.941) | (95.716) |
| 1.2.6 | Net increase/(decrease) in bank deposits | | 192.953 | (874.559) |
| 1.2.7 | Net increase/(decrease) in other deposits | | 7.479.872 | 5.387.377 |
| 1.2.8 | Net increase/(decrease) in funds borrowed | | (790.095) | 691.620 |
| 1.2.9 | Net increase/(decrease) in payables | | - | - |
| 1.2.10 | Net increase/(decrease) in other liabilities | | 1.074.706 | 188.981 |
| **I.** | **Net cash provided from banking operations** | | **2.524.230** | **496.166** |
| **B.** | **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| **II.** | **Net cash provided from investing activities** | | **(5.864.734)** | **939.276** |
| 2.1 | Cash paid for acquisition of investments, associates and subsidiaries | | (5.257) | - |
| 2.2 | Cash obtained from disposal of investments, associates and subsidiaries | | - | 125.151 |
| 2.3 | Purchases of property and equipment | | (139.270) | (166.284) |
| 2.4 | Disposals of property and equipments | | 15.475 | 19.706 |
| 2.5 | Cash paid for purchase of investments available-for-sale | | (5.735.682) | - |
| 2.6 | Cash obtained from sale of investments available-for-sale | | - | 394.667 |
| 2.7 | Cash paid for purchase of investment securities | | - | (55.076) |
| 2.8 | Cash obtained from sale of investment securities | | - | 621.112 |
| 2.9 | Other | | - | - |
| **C.** | **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| **III.** | **Net cash provided from financing activities** | | **1.239.505** | **(540.451)** |
| 3.1 | Cash obtained from funds borrowed and securities issued | | - | - |
| 3.2 | Cash used for repayment of funds borrowed and securities issued | | - | - |
| 3.3 | Issued capital instruments | | - | - |
| 3.4 | Dividends paid | | (660.495) | (540.451) |
| 3.5 | Payments for finance leases | | - | - |
| 3.6 | Other | | 1.900.000 | - |
| **IV.** | **Effect of change in foreign exchange rate on cash and cash equivalents** | | - | - |
| **V.** | **Net increase in cash and cash equivalents (I+II+III+IV)** | | **(2.100.999)** | **894.991** |
| **VI.** | **Cash and cash equivalents at beginning of the year** | (VI-a) | **4.622.695** | **3.727.704** |
| **VII.** | **Cash and cash equivalents at end of the year** | (VI-a) | **2.521.696** | **4.622.695** |

The accompanying explanations and notes form an integral part of these financial statements.

# VII. PROFIT APPROPRIATION STATEMENT

(Amounts are expressed in thousands of New Turkish Lira [YTL].)

| | | CURRENT PERIOD (31/12/2007) | PRIOR PERIOD (31/12/2006) |
|---|---|---|---|
| **I.** | **DISTRIBUTION OF CURRENT YEAR INCOME** | | |
| 1.1 | CURRENT YEAR INCOME | 2.461.122 | 1.936.562 |
| 1.2 | TAXES AND DUTIES PAYABLE (-) | 466.828 | 336.370 |
| 1.2.1 | Corporate Tax (Income tax) | 466.828 | 336.370 |
| 1.2.2 | Income withholding tax | - | - |
| 1.2.3 | Other taxes and duties | - | - |
| **A.** | **NET INCOME FOR THE YEAR (1.1-1.2)** | **1.994.294** | **1.600.192** |
| 1.3 | PRIOR YEAR LOSSES (-) | - | - |
| 1.4 | FIRST LEGAL RESERVES (-) | - | 80.010 |
| 1.5 | OTHER STATUTORY RESERVES (-) | - | - |
| **B.** | **NET INCOME AVAILABLE FOR DISTRIBUTION [(A-(1.3+1.4+1.5)]** | **1.994.294** | **1.520.182** |
| 1.6 | FIRST DIVIDEND TO SHAREHOLDERS (-) | - | 110.000 |
| 1.6.1 | To Owners of Ordinary Shares | - | 110.000 |
| 1.6.2 | To Owners of Privileged Shares | - | - |
| 1.6.3 | To Owners of Preferred Shares | - | - |
| 1.6.4 | To Profit Sharing Bonds | - | - |
| 1.6.5 | To Holders of Profit and (Loss) Sharing Certificates | - | - |
| 1.7 | DIVIDENDS TO PERSONNEL (-) | - | - |
| 1.8 | DIVIDENDS TO BOARD OF DIRECTORS (-) | - | 495 |
| 1.9 | SECOND DIVIDEND TO SHAREHOLDERS (-) | - | 550.000 |
| 1.9.1 | To Owners of Ordinary Shares | - | 550.000 |
| 1.9.2 | To Owners of Privileged Shares | - | - |
| 1.9.3 | To Owners of Preferred Shares | - | - |
| 1.9.4 | To Profit Sharing Bonds | - | - |
| 1.9.5 | To Holders of Profit and (Loss) Sharing Certificates | - | - |
| 1.10 | SECOND LEGAL RESERVES (-) | - | 61.166 |
| 1.11 | STATUTORY RESERVES (-) | - | - |
| 1.12 | EXTRAORDINARY RESERVES | - | 798.521 |
| 1.13 | OTHER RESERVES | - | - |
| 1.14 | SPECIAL FUNDS | - | - |
| **II.** | **DISTRIBUTION OF RESERVES** | | |
| 2.1 | APPROPRIATED RESERVES | - | - |
| 2.2 | SECOND LEGAL RESERVES (-) | - | - |
| 2.3 | DIVIDENDS TO SHAREHOLDERS (-) | - | - |
| 2.3.1 | To owners of ordinary shares | - | - |
| 2.3.2 | To owners of privileged shares | - | - |
| 2.3.3 | To owners of preferred shares | - | - |
| 2.3.4 | To profit sharing bonds | - | - |
| 2.3.5 | To holders of profit and (loss) sharing certificates | - | - |
| 2.4 | DIVIDENDS TO PERSONNEL (-) | - | - |
| 2.5 | DIVIDENDS TO BOARD OF DIRECTORS (-) | - | - |
| **III.** | **EARNINGS PER SHARE (*)** | | |
| 3.1 | TO OWNERS OF ORDINARY SHARES | 0,007 | 0,007 |
| 3.2 | TO OWNERS OF ORDINARY SHARES (%) | 0,7 | 0,7 |
| 3.3 | TO OWNERS OF PRIVILEGED SHARES | - | - |
| 3.4 | TO OWNERS OF PRIVILEGED SHARES (%) | - | - |
| **IV.** | **DIVIDEND PER SHARE** | | |
| 4.1 | TO OWNERS OF ORDINARY SHARES | - | - |
| 4.2 | TO OWNERS OF ORDINARY SHARES (%) | - | - |
| 4.3 | TO OWNERS OF PRIVILEGED SHARES | - | - |
| 4.4 | TO OWNERS OF PRIVILEGED SHARES (%) | - | - |

(*) Amounts are expressed in YTL.

NOTE: (1) Authorised body for profit appropriation of the current period is the General Assembly. On the preparation date of these financial statements, yearly ordinary meeting of the General Assembly has not been held yet.
(2) Profit appropriation has been realized based on unconsolidated financial statements of the Parent Bank.

The accompanying explanations and notes form an integral part of these financial statements

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

## SECTION THREE
## ACCOUNTING POLICIES

### I. EXPLANATIONS ON BASIS OF PRESENTATION

**a. The preparation of the consolidated financial statements and related notes and explanations in accordance with the Turkish Accounting Standards and Regulation on the Principles and Procedures Regarding Banks' Accounting Application and Keeping Documents:**

The consolidated financial statements have been prepared in accordance with the "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published in the Official Gazette No.26333 dated 1 November 2006, which refers to "Turkish Accounting Standards" ("TAS") and "Turkish Financial Reporting Standards" ("TFRS") issued by the "Turkish Accounting Standards Board" ("TASB") and additional explanations and notes related to them and other decrees, notes and explanations related to accounting and financial reporting principles (all "Turkish Accounting Standards" or "TAS") published by the Banking Regulation and Supervision Agency ("BRSA"). The Bank maintains its books in New Turkish Lira in accordance with the Banking Act, Turkish Commercial Code and Turkish tax legislation.

The consolidated financial statements have been prepared in YTL, under the historical cost convention except for the financial assets and liabilities carried at fair value.

The preparation of consolidated financial statements in conformity with TAS requires the use of certain critical accounting estimates by the Bank management to exercise its judgment on the assets and liabilities of the balance sheet and contingent issues as of the balance sheet date. These estimates are being reviewed regularly and, when necessary, suitable corrections are made and the effects of these corrections are reflected to the income statement.

**b. Explanation for convenience translation into English:**

The differences between accounting principles, as described in these preceding paragraphs and accounting principles generally accepted in countries in which consolidated financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in these consolidated financial statements. Accordingly, these consolidated financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

**c. Explanations on first-time adoption of TAS:**

The Group has prepared its consolidated financial statements in accordance with TAS as of 31 December 2006 for the first time. According to the "Turkish Financial Reporting Standard Regarding the First-time Adoption of Turkish Financial Reporting Standards" ("TFRS 1"), appliance of TAS started as of 1 January 2005 and the effects of the adoption of TAS are reflected to the consolidated financial statements as of 31 December 2005.

Reconciliation of consolidated shareholders' equity reported under previous accounting principles to consolidated shareholders' equity under TAS:

| | 31 December 2005 |
|---|---|
| Shareholders' Equity before the Adoption of TAS | 6.501.774 |
| Reserve for Employee Rights | (36.360) |
| Financial Assets at Fair Value Through Profit or Loss Valuation Differences | 33.105 |
| Available-for-Sale Financial Assets Valuation Differences | 24.881 |
| Deferred Tax Effect | (17.396) |
| Total Effect on Shareholders' Equity Before the Adoption of TAS | 4.230 |
| Shareholders' Equity After TAS | 6.506.004 |

**d. Accounting policies and valuation principles applied in the presentation of consolidated financial statements:**

The accounting policies and valuation principles applied in the preparation of consolidated financial statements are determined and applied in accordance with TAS. These accounting policies and valuation principles are explained in Notes II to XXVIII below.

**e. Items subject to different accounting policies in the preparation of consolidated financial statements:**

There are no items subject to different accounting policies in the preparation of these consolidated financial statements.

## II. EXPLANATIONS ON STRATEGY OF USING FINANCIAL INSTRUMENTS AND EXPLANATIONS IN FOREIGN CURRENCY TRANSACTIONS:

The Group's core business activities include retail banking, commercial banking, corporate banking, private banking, foreign exchange, money markets, securities transactions (Treasury transactions) and international banking services. The Group performs financial leasing transactions through Ak Finansal Kiralama A.Ş.. By nature the Group's activities are principally related to the use of financial instruments. As the main funding source, the Group accepts deposits from customers for various periods and invests these funds in high quality assets with high interest margins. Other than deposits, the Group's most important funding sources are equity, mostly intermediate and long-term borrowings from foreign financial institutions. The Group follows an asset-liability management strategy that mitigates risk and increases earnings by balancing the funds borrowed and the investments in various financial assets. The main objective of asset-liability management is to limit the Group's exposure to liquidity risk, interest rate risk, currency risk and credit risk while increasing profitability and strengthening the Group's equity. The Asset-Liabilities Committee ("ALCO") manages the assets and liabilities within the trading limits on the level of exposure placed by the Executive Risk Committee ("ERC").

For covering foreign currency exposures arising from the foreign currency transactions, the Group uses derivatives and asset-liability balancing transactions.

Foreign currency denominated monetary assets and liabilities are translated with the exchange rates prevailing at the balance sheet date. Gains and losses arising from such transactions are recognized in the income statement under the account of "Net foreign exchange income/expense". Assets and liabilities of foreign subsidiaries are translated into Turkish lira using the foreign exchange rates prevailing at the balance sheet date, income and expenses of foreign subsidiaries are translated into Turkish lira at the average exchange rates and all resulting exchange differences are accounted in the shareholders' equity under "Other profit reserves".

As at 31 December 2007, foreign currency denominated balances are translated into Turkish lira using the exchange rates of YTL1,1593, YTL1,7059 and YTL1,0350 for USD, EUR and Yen, respectively.

## III. EXPLANATIONS ON INVESTMENTS IN ASSOCIATES AND SUBSIDIARIES:

Consolidated financial statements are prepared in accordance with the "Turkish Accounting Standard for Consolidated and Separate Financial Statements" ("TAS 27").

**Consolidation principles for subsidiaries:**

Subsidiaries are entities controlled directly or indirectly by the Bank.

Subsidiaries are consolidated using the full consolidation method on the grounds of materiality principle considering their operations, asset and equity sizes. Financial statements of related subsidiaries are consolidated from the date when the control is transferred to the Bank.

Control means, directly or indirectly, holding the majority of the capital of an enterprise or although not having this majority, by holding privileged shares; or based on agreements made with other shareholders, holding the majority of the voting power or somehow having the power of dismissal or appointment of the majority of the members of the board of directors.

In the full consolidation method, 100% of subsidiaries' assets, liabilities, income, expense and off-balance sheet items are combined with the Parent Bank's assets, liabilities, income, expense and off-balance sheet items. The carrying amount of the Group's investment in each subsidiary and the Group's portion of the cost value of the capital of each subsidiary are eliminated. Intragroup balances and intragroup transactions and resulting unrealized profits and losses are eliminated. Minority interests in the net income of consolidated subsidiaries are identified and adjusted against the income of the Group in order to arrive at the net income attributable to the Group. Minority interests are presented in the consolidated balance sheet, in the shareholder's equity. Minority interests are presented separately in the Group's income.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

**Consolidation principles for investments in associates:**

Associates are entities in which the Parent Bank has equity investments, and has a significant influence even without the power to govern the financial and operating policies. Associates are consolidated with the equity method on the grounds of the materiality principle.

Significant influence represents the power to participate in the financial and operating policies of the investee. Unless the opposite is demonstrated, if the Parent Bank holds 10% or more of the voting power of the investee, it is presumed that the Parent Bank has a significant influence on this investee.

The equity method is a method of accounting whereby the investment is recorded at cost and adjusted thereafter for the post acquisition change in the investor's share of net assets of the investee. The income statement reflects the investor's share of the results of operations of the investee.

Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Parent Bank and its direct and indirect subsidiaries, Ak Yatırım Menkul Değerler A.Ş., Akbank N.V., Akbank AG, Ak Finansal Kiralama A.Ş. and Sabancı Bank plc., which is in the liquidation process and included in consolidation for the period between 1 January and 6 September 2007, together with Ak Receivables Corporation and A.R.T.S. Ltd., which are not subsidiaries of the Bank, but over the Bank has 100% control power due to the reason that these companies are "Special Purpose Entities", have been included in the scope of consolidation. The Parent Bank together with its consolidated subsidiaries are referred to as the "Group" in these consolidated financial statements.

Ak Yatırım Menkul Değerler A.Ş. was established on 11 December 1996 to trade in capital markets in accordance with Capital Market Law. This company is delivering intermediary services in capital markets, discretionary portfolio management, derivative transactions, repurchase and reverse repurchase agreements with authorizations given by the Capital Markets Board for each transaction.

Ak Finansal Kiralama A.Ş. was established in 1988 for leasing operations and all kinds of agreements and transactions related to these operations.

Akbank N.V. was established in 2000 for banking operations in the Netherlands.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

The Bank's Frankfurt Branch was established on 5 April 1998 for banking operations abroad. As of 1 September 2006, the Frankfurt Branch has been converted to a 100% subsidiary of the Bank. As of 31 May 2007, shares of Akbank AG were transferred to Akbank N.V resident in the Netherlands, which is 100% subsidiary of the Parent Bank, through capital in kind.

Sabanci Bank plc., based in London was established in 1983 with the purpose of engaging in banking activities abroad, and as explained in Note I.h-2 of Section Five, all its assets and liabilities related to banking transactions were transferred to the London Branch of Akbank N.V., the Bank's subsidiary in the Netherlands, as of 6 September 2007. The income statement of Sabanci Bank plc. has been included in the Bank's consolidated financial statements between 1 January and 6 September 2007. Following the transfer of all its assets and liabilities, Sabanci Bank plc., was renamed as Finsbury Pavement Limited. The liquidation procedures of the related institution are ongoing.

Ak Receivables Corporation and A.R.T.S Ltd. are "Special Purpose Entities" established in July 1998 and November 1999, respectively, in connection with raising long-term financing.

## IV. EXPLANATIONS ON FORWARD TRANSACTIONS AND DERIVATIVE INSTRUMENTS:

The major derivative instruments utilized by the Group are currency and interest rate swaps, currency options and currency forwards.

The Group classifies its derivative instruments as "Held-for-hedging" or "Held-for-trading" in accordance with "Turkish Accounting Standard for Financial Instruments: Recognition and Measurement" ("TAS 39"). Certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, are treated as derivatives "Held-for-trading".

Payables and receivables arising from the derivative instruments are followed in the off-balance sheet accounts at their contractual values.

Derivative instruments are remeasured at fair value after initial recognition. If the fair value of a derivative financial instrument is positive, it is disclosed under the main account "Financial assets at fair value through profit or loss" in "Trading derivative financial instruments" and if the fair value difference is negative, it is disclosed under "Trading derivative financial liabilities". Differences in the fair value of trading derivative instruments are accounted under "trading income/loss" in the income statement. The fair values of the derivative financial instruments are calculated using quoted market prices or by using discounted cash flow models.

Embedded derivatives are separated from the host contract and accounted for as a derivative under TAS 39 if, and only if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

## V. EXPLANATIONS ON INTEREST INCOME AND EXPENSE:

Interest income and expenses are recognized in the income statement on an accrual basis. The Group ceases accruing interest income on non-performing loans and any interest income accruals from such loans are reversed and no income is accounted until the collection is made according to the related regulation.

## VI. EXPLANATIONS ON FEE AND COMMISSION INCOME AND EXPENSES:

All fees and commission income/expenses are recognized on an accrual basis, except for certain commission income and fees for various banking services which are recorded as income at the time of collection. Borrowing fees and commission expenses paid to other financial institutions are recognized as operational costs and recorded using the "Effective interest method". Contract based fees or fees received in return for services such as the purchase and sale of assets on behalf of a third party or legal person are recognized as income at the time of collection.

**VII. EXPLANATIONS ON FINANCIAL ASSETS:**

The Group categorizes its financial assets as "Fair value through profit/loss", "Available-for-sale", "Loans and receivables" or "Held-to-maturity". Sale and purchase transactions of the financial assets mentioned above are recognized at the "Settlement dates". The appropriate classification of financial assets of the Bank is determined at the time of purchase by the Group management, taking into consideration the purpose of the investment.

**a. Financial assets at the fair value through profit or loss:**

This category has two sub categories: "Trading financial assets" and "Financial assets designated at fair value through profit/loss at initial recognition."

Trading financial assets are financial assets which were either acquired for generating a profit from short-term fluctuations in prices or dealers' margin, or are financial assets included in a portfolio in which a pattern of short-term profit making exists.

All regular way purchases and sales of trading financial assets are recognized at the settlement date, which is the date that the asset is delivered to/from the Bank. Trading financial assets are initially recognized at cost and subsequently re-measured at their fair value based on quoted bid prices or amounts derived from cash flow models. All gains and losses arising from these valuations are reflected in the income statement. Interest earned while holding trading financial assets is reported as interest income and dividends received are included separately in dividend income.

Derivative financial assets are classified as trading purpose financial assets unless they are used for hedging purposes. The accounting of derivative financial assets is explained in Note IV of Section Three.

The Group has no financial assets designated as financial assets at fair value through profit or loss.

**b. Financial assets available-for-sale:**

Financial assets available-for-sale consists of financial assets other than "Loan and receivables", "Held-to-maturity" and "Financial assets at fair value through profit or loss".

Debt securities classified as available-for-sale financial assets are subsequently remeasured at fair value. "Unrealized gains and losses" arising from changes in the fair value of securities classified as available-for-sale are recognized in shareholders' equity as "Marketable securities value increase fund", unless there is a permanent decline in the fair values of such assets or they are disposed of. When these securities are disposed of or impaired, the related fair value differences accumulated in the shareholders' equity are transferred to the income statement.

Available-for-sale equity securities that have a quoted market price in an active market and whose fair values can be reliably measured are carried at fair value. Available-for-sale equity securities that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at cost, less provision for impairment.

**c. Loan and receivables:**

Financial assets that are originated by the Group by providing money, services or goods to borrowers are categorized as loans and receivables. Loans and receivables originated by the Group are carried initially at cost and subsequently recognized at the amortized cost value calculated using the "Effective yield method". The expenses incurred for the assets received as collateral are not considered as transaction costs and are recognized in the expense accounts.

If the collectability of any receivable is identified as limited or doubtful by the management through assessments and estimates, the Group provides general and specific provisions for these loans and receivables in accordance with the "Communiqué Related to Principles and Procedures on Determining the Qualifications of Banks' Loans and Other Receivables and the Provision for These Loans and Other Receivables" published in the Official Gazette dated 1 November 2006, No.26333. Provision expenses are deducted from the net income of the period. If there is a subsequent collection from a receivable that was already provisioned in the previous years, the recovery amount is classified under "Other operating income". If a receivable is collected which is provisioned in the same year, it is deducted from the "Provisions for loan losses and other receivables". Uncollectible receivables are written-off after all the legal procedures are finalized.

**d. Held-to-maturity financial assets:**

Held-to-maturity financial assets are assets that are not classified under "Loans and receivables" with fixed maturities and fixed or determinable payments where management has the intent and ability to hold the financial assets to maturity. Held-to-maturity financial assets are initially recognized at cost, and subsequently carried at "Amortized cost" using the "Effective yield method"; interest earned whilst holding held-to-maturity securities is reported as interest income. Interest income from held-to-maturity financial assets is reflected in the income statement.

There are no financial assets previously classified as held-to-maturity but which cannot be subject to this classification for two years due to the contradiction of classification principles.

## VIII. EXPLANATIONS ON IMPAIRMENT OF FINANCIAL ASSETS:

Where the estimated recoverable amount of the financial asset, being the present value of the expected future cash flows discounted based on the "Effective yield method", or the fair value if one exists, is lower than its carrying value, then it is concluded that the asset under consideration is impaired. A provision is made for the diminution in value of the impaired financial asset and this is charged against the income for the year.

## IX. EXPLANATIONS ON OFFSETTING FINANCIAL ASSETS:

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when the Group has a legally enforceable right to offset the recognized amounts and there is an intention to collect/pay the related financial assets and liabilities on a net basis, or to realize the asset and settle the liability simultaneously.

## X. EXPLANATIONS ON SALES AND REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS:

Securities subject to repurchase agreements ("Repos") are classified as "Financial assets at fair value difference through profit or loss", "Available-for-sale securities" and "Held-to-maturity securities" in the balance sheet according to the investment purposes and measured according to the portfolio of the Group to which they belong. Funds obtained under repurchase agreements are accounted under "Funds provided under repurchase agreements" in liability accounts and differences between the sale and repurchase prices determined by these repurchase agreements are accrued evenly over the life of the repurchase agreement using the "Effective yield method."

Funds given against securities purchased under agreements to resell ("Reverse repos") are accounted under "Receivables from reverse repurchase agreements" in the balance sheet. The difference between the purchase and resell price determined by these repurchase agreements is accrued evenly over the life of repurchase agreements using the "Effective yield method". The Group has no securities lending transactions.

### XI. EXPLANATIONS ON PROPERTY AND EQUIPMENT HELD FOR SALE PURPOSE AND RELATED TO DISCONTINUED OPERATIONS:

The Group has no discontinued operations.

Property and equipment held-for-resale purpose consist of tangible assets that were acquired due to non-performing receivables, and are accounted in the financial statements in accordance with the "Communiqué Regarding the Principles and Procedures for the Disposals of Immovables and Commodities Acquired due to Receivables and for Trading of Precious Metal" published in the Official Gazette dated 1 November 2006, No.26333.

### XII. EXPLANATIONS ON GOODWILL AND OTHER INTANGIBLE ASSETS:

As of 31 December 2007 and 31 December 2006, the Group has no goodwill.

Intangible assets are measured at cost on initial recognition and any directly attributable costs of setting the asset to work for its intended use are included in the initial measurement. Subsequently, intangible assets are carried at historical costs after the deduction of accumulated depreciation and the provision for value decreases.

Intangibles are amortized over five years (their estimated useful lives) using the straight-line method. The useful life of the asset is determined by assessing the expected useful time of the asset, technical, technological and other kinds of wear and tear and all required maintenance expenses necessary to utilize the economic benefit from the asset.

### XIII. EXPLANATIONS ON PROPERTY AND EQUIPMENT:

Property and equipment is measured at its cost when initially recognized and any directly attributable costs of setting the asset in working order for its intended use are included in the initial measurement. Subsequently, property and equipment is carried at cost less accumulated depreciation and provision for value decrease.

Depreciation is calculated over the cost of property and equipment using the straight-line method over estimated useful lives. The estimated useful lives are stated below:

| | |
|---|---|
| Buildings | 50 years |
| Machinery, furniture, fixtures and vehicles | 5 years |

The depreciation charge for items remaining in the property and equipment for less than an accounting period at the balance sheet date is calculated in proportion to the period the item will remain in property and equipment.

Where the carrying amount of an asset is greater than its estimated "Recoverable amount", it is written down immediately to its "Recoverable amount" and the provision for the diminution in value is charged to the income statement.

Gains and losses on the disposal of property and equipment are determined by deducting the net book value of the property and equipment from its sales revenue.

Expenditures for the repair and renewal of property and equipment are recognized as expense. The capital expenditures incurred in order to increase the capacity of the tangible asset or to increase the future benefit of the asset are capitalized on the cost of the tangible asset. Capital expenditures include the cost components that increase the useful life, or the capacity of the asset, increase the quality of the product or decrease the costs.

### XIV. EXPLANATIONS ON LEASING TRANSACTIONS:

Assets acquired under finance lease agreements are capitalized at the inception of the lease at the "Lower of the fair value of the leased asset or the present value of the lease installments that are going to be paid for the leased asset". Leased assets are included in the property and equipment and depreciation is charged on a straight-line basis over the useful life of the asset. If there is any diminution in value of the leased asset, a "Provision for value decrease" is recognized. Liabilities arising from the leasing transactions are included in "Finance lease payables" in the balance sheet. Interest and foreign exchange expenses regarding lease transactions are charged to the income statement.

The Group performs financial leasing operations as a "Lessor" through Ak Finansal Kiralama A.Ş. which is a consolidated subsidiary. The asset subject to the financial leasing is presented in the balance sheet as receivable equal to the net leasing amount. Interest income is recognized over the term of the lease using the net investment method which reflects a constant periodic rate of return and the unearned portion is followed under unearned interest income account.

Transactions regarding operational agreements are accounted on an accrual basis in accordance with the terms of the related contracts.

### XV. EXPLANATIONS ON PROVISIONS AND CONTINGENT LIABILITIES:

Provisions and contingent liabilities are accounted in accordance with, "Turkish Accounting Standard for Provisions, Contingent Liabilities and Contingent Assets" ("TAS 37").

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A provision for contingent liabilities arising from past events should be recognized in the same period of occurrence in accordance with the matching principle. When the amount of the obligation cannot be estimated and there is no possibility of an outflow of resources from the Group, it is considered that a "Contingent" liability exists and it is disclosed in the related notes to the financial statements.

### XVI. EXPLANATIONS ON CONTINGENT ASSETS:

Contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the entity. Contingent assets are not recognized in financial statements since this may result in the recognition of income that may never be realized. Contingent assets are disclosed where an inflow of economic benefits is probable. Contingent assets are assessed continually to ensure that developments are appropriately reflected in the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements in which the change occurs.

### XVII. EXPLANATIONS ON OBLIGATIONS RELATED TO EMPLOYEE RIGHTS:

#### a. Employment termination benefits and vacation rights:

Obligations related to employment termination and vacation rights are accounted for in accordance with "Turkish Accounting Standard for Employee Rights" ("TAS 19") and are classified under the "Reserve for Employee Rights" account in the balance sheet.

Under the Turkish Labor Law, the Group is required to pay a specific amount to the employees who have retired or whose employment is terminated other than the reasons specified in the Turkish Labor Law. The reserve for employment termination benefits represents the present value of the estimated total reserve for the future probable obligation of the Group arising from this liability.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**b. Retirement rights:**

The Bank's personnel are members of the "Akbank T.A.Ş. Personnel Pension Fund Foundation" ("Pension Fund") established in accordance with the Social Security Law numbered 506, article No.20. The financial statements of the Pension Fund have been audited by an independent actuary in accordance with the 38th article of the Insurance Supervisory Law and the "Actuarial Regulation" based on the same article.

Temporary 23rd article paragraph ("the paragraph") 1 of the Banking Law No 5411 published in the Official Gazette No 25983 dated 1 November 2005 envisaged that Banks would transfer their pension funds to the Social Security Institution within three years following the publication date of the Banking Law, and regulated the principles of this transfer. The President of the Turkish Republic appealed to the Constitutional Court for the cancellation of the paragraph, on 2 November 2005. The paragraph was subsequently cancelled with the decision of the Court which was published in the Official Gazette dated 31 March 2007, numbered 26479. The reasoned ruling regarding the cancellation of the Constitutional Court was published in the Official Gazette numbered 26731, dated 15 December 2007.

Following the publication of the reasoned ruling of the Constitutional Court in December 2007, the relevant commission of the Turkish Parliament began to work on a new law provision establishing the transfer of the pension funds. The law provision was drawn up as a draft in the first months of 2008 and the legislation processes are in progress as of the preparation date of these financial statements.

As of 31 December 2007, the pension fund has no technical or actual deficit which requires a provision, in accordance with the technical balance sheet report audited pursuant to the framework stated in the above first paragraph, and which was prepared in consideration of the draft law provisions mentioned above. Furthermore, the Bank management is of the opinion that the liability amount to arise during and after the transfer will be at a reasonable level that can be met by the Fund's assets and it will not cause any additional burden for the Bank.

**XVIII. EXPLANATIONS ON TAXATION:**

**a. Current tax:**

Turkish Tax Legislation does not permit a parent bank and its subsidiaries to file a consolidated tax return. Therefore, a provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis.

On 21 June 2006, "Corporate Tax Law" No.5520 ("New Tax Law") was published in the Official Gazette, No.26205. Many clauses of the New Tax Law are effective from 1 January 2006. According to the New Tax Law, the corporate tax rate is 20% beginning from 1 January 2006. Corporate tax is calculated on the total income of the Bank after adjusting for certain disallowable expenses, exempt income and other allowances. No further tax is payable unless the profit is distributed.

Dividends paid to non-resident corporations, which have a place of business in Turkey or are resident corporations, are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 15%. An increase in capital via issuing bonus shares is not considered as profit distribution and thus does not incur withholding tax.

Corporations are required to pay advance corporate tax quarterly at a rate of 20% on their corporate income. Advance tax is declared by the 14th and paid by the 17th day of the second month following each calendar quarter end. Advance tax paid by corporations which is for the current period is credited against the annual corporation tax calculated on their annual corporate income in the following year. Despite the offset, if there is temporary prepaid tax remaining, this balance can be refunded or used to offset any other financial liabilities to the government.

A 75% portion of the capital gains derived from the sale of equity investments and immovable properties held for at least two years is tax exempt, if such gains are added to paid-in capital or held in a special fund account under liability for five years.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

Under the Turkish Corporate Tax Law, losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns until the 25th day of the following fourth month after the closing of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year following the date of filing during which time period the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

**b. Deferred tax:**

The Group calculates and accounts for deferred income taxes for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in these financial statements in accordance with "Turkish Accounting Standard for Income Taxes" ("TAS 12") and the related decrees of the BRSA concerning income taxes. In the deferred tax calculation, the enacted tax rate, in accordance with the tax legislation, is used as of the balance sheet date.

Deferred tax liabilities are recognized for all resulting temporary differences whereas deferred tax assets resulting from temporary differences are recognized to the extent that it is probable that future taxable profit will be available against which the deferred tax assets can be utilized.

According to TAS 12, deferred taxes and liabilities resulting from different subsidiaries subject to consolidation are not presented as net; rather they are presented separately as assets and liabilities in the financial statements.

### XIX. EXPLANATIONS ON BORROWINGS:

Trading financial liabilities and derivative instruments are carried at their fair values and other financial liabilities are carried at amortized cost using the effective yield method.

### XX. EXPLANATIONS ON ISSUANCE OF SHARE CERTIFICATES:

Transaction costs regarding the issuance of share certificates are at an immaterial level.

The distribution of profit for the period 1 January-31 December 2006, resolved at the General Assembly Meeting, is explained in Note V.c of Section Five.

On 9 January 2007, the Bank increased its paid-in capital by YTL200.000 (8,33% of paid-in capital), limiting the preemptive rights of the existing shareholders, and Citibank paid YTL9,5 for each share amounting in total to YTL1.900.000. With this transaction the Bank's paid-in capital increased by YTL200.000 from YTL2.200.000 to YTL2.400.000, and the remaining YTL1.700.000 has been accounted under shareholder's equity as "Share Premium".

On 25 June 2007, the paid-in capital of the Bank was increased by YTL600.000 from YTL2.400.000 to YTL3.000.000. YTL296.002 of the increase was met by extraordinary reserves, YTL7.995 was met by real estate and participation share sale profits, and YTL296.003 was met by inflation adjustment difference which is in the equity reserves.

### XXI. EXPLANATIONS ON AVALIZED DRAFTS AND ACCEPTANCES:

Avalized drafts and acceptances shown as liabilities against assets are included in the off-balance sheet commitments.

### XXII. EXPLANATIONS ON GOVERNMENT GRANTS:

As of 31 December 2007 and 31 December 2006, there is no government grant for the Group.

### XXIII. EXPLANATIONS ON SEGMENT REPORTING:

Field of activity is a distinguishable part involved with a single product or service or interrelated products or services activity that are subject to risks and returns that are different from those of other fields of activity. Reporting according to the field of activity is presented in Note X of Section Four.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

## XXIV. PROFIT RESERVES AND PROFIT APPROPRIATION:

Retained earnings as per the statutory financial statements other than legal reserves are available for distribution, subject to the legal reserve requirement referred to below.

Under the Turkish Commercial Code, the Group is required to create the following legal reserves from appropriations of earnings, which are available for distribution only in the event of liquidation or losses:

**a) First legal reserve, appropriated at the rate of 5%, until the total reserve is equal to 20% of issued and fully paid-in share capital.**

**b) Second legal reserve, appropriated at the rate of at least 10% of distributions in excess of 5% of issued and fully paid-in share capital, without limit.**

According to the Turkish Commercial Code, legal reserves can only be used to compensate accumulated losses and cannot be used for other purposes unless they exceed 50% of paid-in capital.

## XXV. EARNINGS PER SHARE:

Earnings per share disclosed in the income statement are calculated by dividing net profit for the year to the weighted average number of shares outstanding during the period concerned.

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Distributable Net Profit to Common Shares | 2.040.660 | 1.580.145 |
| Average Number of Issued Common Shares (Thousand) | 300.000.000 | 275.000.000 |
| **Earnings Per Share (Amounts presented as full YTL)** | **0,00680** | **0,00575** |

In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("Bonus shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, the weighted average number of shares outstanding during the year has been adjusted in respect of bonus shares issued without a corresponding change in resources by giving them a retroactive effect for the year in which they were issued and for each earlier period.

As of 31 December 2007, there are 60.000.000.000 bonus shares (31 December 2006: 39.999.945.600).

## XXVI. RELATED PARTIES:

Parties defined in the subsection 2, article 49 of the Banking Law No.5411, Bank's senior management, and board members are deemed as related parties. Transactions regarding related parties are presented in Note VII of Section Five.

## XXVII. CASH AND CASH EQUIVALENT ASSETS:

For the purposes of the cash flow statement, cash includes cash effectives, cash in transit, purchased cheques and demand deposits including balances with the Central Bank; and cash equivalents include interbank money market placements and time deposits at banks with original maturity periods of less than three months.

## XXVIII. RECLASSIFICATIONS:

Comparative figures of 31 December 2007 and 31 December 2006 have been reclassified to conform to changes in presentation in the current period.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

### SECTION FOUR
### INFORMATION RELATED TO FINANCIAL POSITION OF THE GROUP

**I. EXPLANATIONS ON CAPITAL ADEQUACY RATIO:**

**a.** The Group's and Parent Bank's capital adequacy ratios are 18,02% (31 December 2006: 20,10%) and 18,91% (31 December 2006: 20,67%) respectively. These rates are considerably above the minimum rate specified by the related regulation.

**b.** For the calculation of the capital adequacy ratio, the Group classifies the risk weighted assets and non-cash loans according to the risk weights defined by the regulations and calculates "Total risk weighted assets" which is the sum of "Market risk on securities" and the "Group's currency risk". The following tables present the classifications of "Risk weighted assets of the Group and the Parent Bank" and the calculation of "shareholders' equity" for the capital adequacy ratio calculation.

**c. Information related to consolidated capital adequacy ratio:**

| | Risk Weights | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Parent Bank | | | | Consolidated | | | |
| | 0% | 20% | 50% | 100% | 0% | 20% | 50% | 100% |
| **Amount Subject to Credit Risk** | | | | | | | | |
| Balance Sheet Items (Net) | 28.726.922 | 741.152 | - | 38.592.458 | 29.405.672 | 1.016.723 | - | 41.535.320 |
| Cash | 515.598 | 161 | - | - | 515.620 | 161 | - | - |
| Matured Marketable Securities | - | - | - | - | - | - | - | - |
| The Central Bank of the Republic of Turkey | 579.407 | - | - | - | 579.407 | - | - | - |
| Domestic, Foreign Banks, Foreign Head Offices and Branches | - | 720.849 | - | 608.623 | - | 951.345 | - | 608.714 |
| Interbank Money Market Placements | - | - | - | - | - | - | - | - |
| Receivables from Reverse Repurchase Transactions | - | - | - | - | 2.547 | - | - | - |
| Reserve Requirements with the Central Bank of the Republic of Turkey | 1.618.535 | - | - | - | 1.618.535 | - | - | - |
| Loans | 904.460 | - | - | 35.593.996 | 904.460 | - | - | 38.430.502 |
| Non-Performing Receivables (Net) | - | - | - | - | - | - | - | - |
| Lease Receivables | - | - | - | - | - | - | - | 644.125 |
| Available-for-sale Financial Assets | 18.630.396 | - | - | 5.778 | 19.255.655 | - | - | 91.305 |
| Held-to-maturity Investments | - | - | - | - | - | - | - | - |
| Receivables From the Disposal of Assets | - | - | - | 906 | - | - | - | 906 |
| Miscellaneous Receivables | - | - | - | 38.325 | - | - | - | 58.311 |
| Interest and Income Accruals | 1.797.727 | 20.142 | - | 514.997 | 1.838.114 | 65.217 | - | 550.245 |
| Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships) (Net) | - | - | - | 746.353 | - | - | - | - |
| Fixed Assets | - | - | - | 703.126 | - | - | - | 718.488 |
| Other Assets | 4.680.799 | - | - | 380.354 | 4.691.334 | - | - | 432.724 |
| Off Balance Sheet Items | 38.997 | 1.452.428 | 1.176.384 | 7.394.705 | 38.997 | 1.561.183 | 1.176.932 | 7.079.645 |
| Non-cash Loans and Commitments | 38.997 | 1.341.083 | 1.176.384 | 7.339.286 | 38.997 | 1.328.232 | 1.176.932 | 7.024.226 |
| Derivative Financial Instruments | - | 111.345 | - | 55.419 | - | 232.951 | - | 55.419 |
| Non-risk Weighted Accounts | - | - | - | - | - | - | - | - |
| **Total Risk Weighted Assets** | **28.765.919** | **2.193.580** | **1.176.384** | **45.987.163** | **29.444.669** | **2.577.906** | **1.176.932** | **48.614.965** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**d. Summary information related to consolidated capital adequacy ratio:**

| | Parent Bank | | Consolidated | |
|---|---|---|---|---|
| | Current Period 31 December 2007 | Prior Period 31 December 2006 | Current Period 31 December 2007 | Prior Period 31 December 2006 |
| Amount Subject to Credit Risk ("ASCR") | 47.014.071 | 33.866.537 | 49.719.012 | 35.345.774 |
| Amount Subject to Market Risk ("ASMR") | 2.408.788 | 1.053.913 | 2.589.763 | 1.345.313 |
| Amount Subject to Operational Risk ("ASOR") (*) | 6.737.514 | - | 6.884.540 | - |
| Shareholders' Equity | 10.618.305 | 7.219.567 | 10.666.755 | 7.373.310 |
| Shareholders' Equity/(ASCR+ASMR+ASOR) *100 | 18,91 | 20,67 | 18,02 | 20,10 |

(*) "Amount Subject to Operational Risk" has been calculated for the first time on 30 June 2007, according to the "Regulation Regarding Measurement and Evaluation of the Bank's Capital Adequacy Ratio", published in the Official Gazette No.26333 dated 1 November 2006 which is applicable from 1 June 2007.

**e. Information about consolidated shareholders' equity items:**

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| **CORE CAPITAL** | | |
| Paid-in capital | 3.000.000 | 2.200.000 |
| Nominal Capital | 3.000.000 | 2.200.000 |
| Capital Commitments (-) | - | - |
| Inflation Adjustment to Share Capital | 1.905.892 | 2.201.895 |
| Share Premium | 1.700.000 | - |
| Share Cancellation Profits | - | - |
| Legal Reserves | 526.433 | 382.801 |
| First Legal Reserve (Turkish Commercial Code 466/1) | 321.269 | 238.803 |
| Second Legal Reserve (Turkish Commercial Code 466/2) | 205.164 | 143.998 |
| Other Legal Reserves per Special Legislation | - | - |
| Status Reserves | - | - |
| Extraordinary Reserves | 1.294.745 | 840.704 |
| Reserves Allocated by the General Assembly | 1.310.787 | 816.263 |
| Retained Earnings | - | - |
| Accumulated Loss | - | - |
| Foreign Currency Share Capital Exchange Difference | (16.042) | 24.441 |
| Inflation Adjustment to Legal Reserves, Status Reserves and Extraordinary Reserves | - | - |
| Profit | 2.024.136 | 1.586.124 |
| Net Income for the Period | 2.040.660 | 1.580.145 |
| Prior Period Profit | (16.524) | 5.979 |
| Provisions for Possible Risks up to 25% of Core Capital | - | - |
| Profit on Disposal of Associates, Subsidiaries and Immovables to be Transferred to Share Capital | - | - |
| Primary Subordinated Loans up to 15% of Core Capital. | - | - |
| Minority Rights | 239 | 102.070 |
| Uncovered Portion of Loss with Reserves (-) | - | - |
| Net Current Period Loss | - | - |
| Prior Period Loss | - | - |
| Leasehold Improvements (-) | 15.675 | 9.830 |
| Prepaid Expenses (-) | 74.876 | 22.513 |
| Intangible Assets (-) | 31.971 | 25.006 |
| Deferred Tax Asset Amount Exceeding 10% of Core Capital (-) | - | - |
| Limit Exceeding Amount Regarding the Third Clause of the Article 56 of the Law (-) | - | - |
| Consolidation Goodwill (net) | - | - |
| **Total Core Capital** | **10.451.445** | **7.313.594** |

**(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)**

| | | |
|---|---|---|
| **SUPPLEMENTARY CAPITAL** | | |
| General Provisions | 293.625 | 193.378 |
| 45% of the Movables Revaluation Fund | - | - |
| 45% of the Immovables Revaluation Fund | - | - |
| Bonus Shares of Investment in Associates, Subsidiaries and Joint Ventures | - | - |
| Primary Subordinated Loans That are not Considered in the Calculation of Core Capital | - | - |
| Secondary Subordinated Loans | - | - |
| 45% Of Marketable Securities Valuation Fund | 67.005 | (58.054) |
| From Investments in Associates And Subsidiaries | 2.230 | 2.554 |
| From Available-for-Sale Financial Assets | 64.775 | (60.608) |
| Inflation Adjustment to Capital Reserve, Profit Reserve and Prior Years' Income or Loss (Except Inflation Adjustment to Legal Reserves, Status Reserves and Extraordinary Reserves) | - | - |
| Minority Rights | - | - |
| **Total Supplementary Capital** | **360.630** | **135.324** |
| | | |
| **TIER III CAPITAL (Minority Rights included, if exists)** | - | - |
| **CAPITAL** | **10.812.075** | **7.448.918** |
| **DEDUCTIONS FROM THE CAPITAL** | **145.320** | **75.608** |
| Shares in Unconsolidated Banks and Financial Institutions | 22.798 | 18.259 |
| The Secondary Subordinated Loans Extended to Banks, Financial Institutions (Domestic or Foreign) or Significant Shareholders of the Bank and the Debt Instruments That Have Primary or Secondary Subordinated Loan Nature Purchased from Them | - | - |
| Shares of Banks and Financial Institutions that Equity Method Applied but Assets and Liabilities are not Consolidated | - | - |
| Loans Extended as Contradictory to the Articles 50 And 51 of The Law | - | - |
| Excess of 50% of the Bank's Immovables' Total Net Book Value and Net Book Value of Immovables Obtained Against Bank's Receivables that Must be Disposed According to Article 57 of the Banking Law which Could not be Disposed Although Five Years Have Passed Since the Acquisition Date | - | - |
| Other | - | - |
| **Total Shareholders' Equity** | **10.666.755** | **7.373.310** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**II. EXPLANATIONS ON CREDIT RISK:**

**a.** Credit risk is the risk that the counterparties may be unable to meet the terms of their agreements. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. Credit risks are determined for each individual customer, enterprise, business group and risk groups separately. While determining credit risk, criteria such as the customers' financial strength, commercial capacities, sectors, geographic areas and capital structure are evaluated. Analyses of the financial position of the customers are based on the statements of account and other information in accordance with the related legislation. Previously determined credit limits are constantly revised according to changing conditions. The type and amount of collateral and guarantees to be obtained are specified on a customer basis during the determination of credit limits.

During loan extensions, limits determined on a customer and product basis are essentially followed up; information on risk and limits information is closely monitored.

**b.** There are risk control limits set for the market risks and credit risks arise from forward and option agreements and other similar agreements.

**c.** When necessary, derivative instruments are exercised to control and to offset credit risks that can especially originate from foreign exchange and interest rate fluctuations.

**d.** Non-cash loans turned into cash loans are included in the same risk group as cash loans which are not collected upon maturity. Credit risk management is applied for all positions involving counterparty risk.

Rescheduled or restructured loans are followed in their relevant groups until all receivables from the loans are collected. Monitoring also continues until the receivables from the loans are completely collected.

The Group considers that long-term commitments are more exposed to credit risk than short-term commitments, and points such as defining risk limits for long-term risks and obtaining collateral are treated in a wider extent than short-term risks.

**e.** The Group's banking activities in foreign countries and credit transactions do not constitute an important risk in terms of the related countries' economic conditions and activities of customers and companies.

When considered within the financial activities of other financial institutions, the Group as an active participant in the national and international banking market is not exposed to a significant credit risk. As seen in the Group's balance sheet, the ratio of loans under follow-up to total loans is as low as 2,5% (31 December 2006: 1,9%) and a 100% provision has been provided.

**f.**
1. The proportion of the Parent Bank's top 100 cash loan balances in total cash loans is 26% (31 December 2006: 24%).
2. The proportion of the Parent Bank's top 100 non-cash loan balances in total cash loans is 51% (31 December 2006: 45%).
3. The proportion of the Parent Bank's cash and non-cash loan balances with the first 100 customers comprises of 15% of total cash loans and non-cash loans (31 December 2006: 13%).

**g.** The Group provided a general provision amounting to YTL293.625 (31 December 2006: YTL193.378).

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**h. Information on loan types and provisions:**

| Current Period-31 December 2007 | Commercial Loans | Consumer Loans | Credit Cards | Total |
|---|---|---|---|---|
| Standard Loans | 26.277.310 | 8.137.838 | 3.651.369 | 38.066.517 |
| Close Monitoring Loans | 953.145 | 626.211 | 236.255 | 1.815.611 |
| Loans Under Follow-up | 526.434 | 200.743 | 280.451 | 1.007.628 |
| Specific Provision (-) | 526.434 | 200.743 | 280.451 | 1.007.628 |
| **Total** | **27.230.455** | **8.764.049** | **3.887.624** | **39.882.128** |

| Prior Period-31 December 2006 | Commercial Loans | Consumer Loans | Credit Cards | Total |
|---|---|---|---|---|
| Standard Loans | 20.474.838 | 5.818.685 | 2.963.888 | 29.257.411 |
| Close Monitoring Loans | 515.331 | 328.344 | 211.564 | 1.055.239 |
| Loans Under Follow-up | 244.708 | 91.756 | 259.340 | 595.804 |
| Specific Provision (-) | 244.708 | 91.756 | 259.340 | 595.804 |
| **Total** | **20.990.169** | **6.147.029** | **3.175.452** | **30.312.650** |

**i. Information on loans and advances past due but not impaired:**

| 31 December 2006 | Commercial Loans | Consumer Loans | Credit Cards | Total |
|---|---|---|---|---|
| Past due up to 30 days | 460.938 | 519.698 | 240.286 | 1.220.922 |
| Past due 30-60 days | 167.522 | 231.686 | 84.419 | 483.627 |
| Past due 60-90 days | 96.593 | 87.311 | 25.305 | 209.209 |
| **Total** | **725.053** | **838.695** | **350.010** | **1.913.758** |

**j. Information on debt securities, treasury bills and other eligible bills:**

| Current Period-31 December 2007<br>Moody's Rating | Trading Financial Assets | Available for Sale Financial Assets | Held to Maturity Securities | Total |
|---|---|---|---|---|
| Aaa | - | 6.072 | - | 6.072 |
| A1, A2, A3 | - | 46.344 | - | 46.344 |
| Baa1, Baa2, Baa3 | - | 23.260 | - | 23.260 |
| Ba1 | - | - | - | - |
| Ba3 (*) | 4.807.963 | 20.900.124 | - | 25.708.087 |
| **Total** | **4.807.963** | **20.975.800** | **-** | **25.783.763** |

(*) Securities consist of T.C. Governments Bonds and Treasury Bills

| Prior Period-31 December 2006<br>Moody's Rating | Trading Financial Assets | Available for Sale Financial Assets | Held to Maturity Securities | Total |
|---|---|---|---|---|
| Aaa | - | 6.524 | - | 6.524 |
| A1, A2, A3 | - | 33.103 | - | 33.103 |
| Baa1, Baa2, Baa3 | - | - | - | - |
| Ba1 | - | 18.735 | - | 18.735 |
| Ba3 (*) | 6.560.696 | 14.437.300 | - | 20.997.996 |
| **Toplam** | **6.560.696** | **14.495.662** | **-** | **21.056.358** |

(*) Securities consist of T.C. Governments Bonds and Treasury Bills

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**k. Information on rating classes and concentration:**

The Group calculates the probability of clients defaulting using client rating systems. Different rating systems are used for commercial loans, consumer loans and credit cards. Concentration information for loans classified using the rating systems is given in the table below.

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Above average | 31,66% | 28,78% |
| Average | 49,98% | 50,38% |
| Below Average | 13,90% | 15,39% |
| Unrated | 4,46% | 5,45% |

**l. Information on maximum exposure to credit risk:**

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| **Credit risk exposures relating to on-balance sheet assets:** | **68.412.277** | **54.980.142** |
| Loans and advances to banks | 1.570.165 | 2.820.565 |
| Loans and advances to customers | 39.882.128 | 30.312.650 |
| -Credit cards | 3.887.624 | 3.175.452 |
| -Consumer | 8.764.049 | 6.147.029 |
| -Corporate | 27.230.455 | 20.990.169 |
| Trading assets | 4.895.133 | 6.704.284 |
| -Government bonds | 4.807.963 | 6.560.696 |
| -Share certificates | 4.637 | 47.273 |
| -Other marketable securities | 1.251 | 492 |
| -Trading derivative financial assets | 81.282 | 95.823 |
| Investments securities | 20.982.631 | 14.501.293 |
| -Government bonds | 20.889.780 | 14.443.824 |
| -Share certificates | 6.831 | 5.631 |
| -Other marketable securities | 86.020 | 51.838 |
| Financial lease receivables | 649.496 | 487.213 |
| Other assets | 432.724 | 154.137 |
| **Credit risk exposures relating to off-balance sheet items:** | **5.179.884** | **3.928.944** |
| Financial guaranties | 3.778.733 | 2.997.014 |
| Loan commitments and other credit related liabilities | 1.401.151 | 931.930 |
| **Total** | **73.592.161** | **58.909.086** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**m. Customer and geographical concentration of credit risk:**

| | Loans Granted to Real Persons and Corporate Entities | | Loans Granted to Banks and Other Financial Institutions | | Marketable Securities(*) | | Other Loans(**) | |
|---|---|---|---|---|---|---|---|---|
| | Current Period 31 December 2007 | Prior Period 31 December 2006 | Current Period 31 December 2007 | Prior Period 31 December 2006 | Current Period 31 December 2007 | Prior Period 31 December 2006 | Current Period 31 December 2007 | Prior Period 31 December 2006 |
| **Industry Sectors** | | | | | | | | |
| Private Sector | 22.543.108 | 17.525.025 | 1.998.425 | 1.423.364 | 87.271 | 52.330 | 12.689.979 | 6.279.639 |
| Public Sector | 1.685.566 | 1.198.538 | 93.352 | 37.942 | 25.697.743 | 21.004.520 | 100.063 | 81.468 |
| Banks | - | - | 967.820 | 897.241 | - | - | 8.286.559 | 8.996.187 |
| Individual Customers | 12.593.857 | 9.230.540 | - | - | - | - | 7.257.734 | 5.977.790 |
| Share Certificates | - | - | - | - | 11.468 | 52.904 | - | - |
| **Total** | **36.822.531** | **27.954.103** | **3.059.597** | **2.358.547** | **25.796.482** | **21.109.754** | **28.334.335** | **21.335.084** |
| **Geographical Sectors** | | | | | | | | |
| Domestic | 36.071.411 | 27.533.824 | 2.909.548 | 2.211.850 | 25.704.280 | 21.050.266 | 20.463.424 | 14.488.680 |
| European Union Countries | 364.759 | 300.642 | 45.472 | 69.205 | 92.202 | 59.488 | 7.248.829 | 5.844.511 |
| OECD Countries(***) | 17.228 | 1.852 | - | - | - | - | 444.978 | 704.050 |
| Off-shore Banking Regions | - | - | - | - | - | - | - | - |
| USA, Canada | 11.600 | 14.160 | - | - | - | - | 131.398 | 295.988 |
| Other Countries | 357.533 | 103.625 | 104.577 | 77.492 | - | - | 45.706 | 1.855 |
| **Total** | **36.822.531** | **27.954.103** | **3.059.597** | **2.358.547** | **25.796.482** | **21.109.754** | **28.334.335** | **21.335.084** |

(*) Marketable securities consist of fair value through profit and loss, available for sale and held to maturity securities.
(**) Other loans consist of transactions which are not classified in the first three columns of THP and transactions defined as loan in the article 48 of the Banking Law No.5411
(***) OECD Countries other than EU countries, USA and Canada

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**n. Information according to geographical concentration:**

| | Assets | Liabilities(***) | Non-Cash Loans | Capital Expenditures | Net Profit |
|---|---|---|---|---|---|
| **Current Period-31 December 2007** | | | | | |
| Domestic | 69.494.860 | 48.077.985 | 5.178.933 | 139.113 | 2.080.745 |
| European Union Countries | 1.501.679 | 11.273.293 | 403 | 157 | 17.597 |
| OECD Countries (*) | 39.478 | 1.046.738 | 548 | - | - |
| Off-shore Banking Regions | 1.679 | 9.446 | - | - | (57.682) |
| USA, Canada | 462.759 | 577.936 | - | - | - |
| Other Countries | 380.328 | 332.977 | - | - | - |
| Subsidiaries, Investments in Associates and Joint Ventures (Net) | 22.798 | - | - | - | - |
| Unallocated Assets/Liabilities(**) | 60.184 | 152.206 | - | - | - |
| **Total** | **71.963.765** | **61.470.581** | **5.179.884** | **139.270** | **2.040.660** |
| **Prior Period-31 December 2006** | | | | | |
| Domestic | 56.254.417 | 40.074.451 | 3.919.241 | 163.340 | 1.500.517 |
| European Union Countries | 3.284.414 | 11.387.274 | 2.628 | 2.944 | 21.695 |
| OECD Countries (*) | 73.441 | 1.256.525 | - | - | - |
| Off-shore Banking Regions | 2.064 | 53.734 | - | - | 57.933 |
| USA, Canada | 317.941 | 217.760 | - | - | - |
| Other Countries | 203.331 | 145.821 | 7.075 | - | - |
| Subsidiaries, Investments in Associates and Joint Ventures (Net) | 18.259 | - | - | - | - |
| Unallocated Assets/Liabilities(**) | - | - | - | - | - |
| **Total** | **60.153.867** | **53.135.565** | **3.928.944** | **166.284** | **1.580.145** |

(*) OECD Countries other than EU countries, USA and Canada
(**) Unallocated assets/liabilities which could not be distributed according to a consistent principle.
(***) Shareholders' equity is not included

**o. Sectoral concentrations for cash loans:**

| | Current Period 31 December 2007 | | | | Prior Period 31 December 2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | YTL | (%) | FC | (%) | YTL | (%) | FC | (%) |
| Agricultural | 649.435 | 2,51 | 21.589 | 0,15 | 447.208 | 2,26 | 19.073 | 0,18 |
| Farming and Raising Livestock | 595.872 | 2,31 | 19.044 | 0,13 | 396.535 | 2,01 | 9.511 | 0,09 |
| Forestry | 52.475 | 0,20 | 2.545 | 0,02 | 50.163 | 0,25 | 6.813 | 0,06 |
| Fishing | 1.088 | 0,00 | - | - | 510 | 0,00 | 2.749 | 0,03 |
| Manufacturing | 4.589.699 | 17,81 | 4.524.061 | 32,05 | 3.135.387 | 15,90 | 4.284.837 | 40,44 |
| Mining | 116.781 | 0,45 | 25.837 | 0,18 | 61.468 | 0,31 | 25.978 | 0,25 |
| Production | 3.934.331 | 15,27 | 4.255.947 | 30,15 | 3.056.065 | 15,50 | 3.552.738 | 33,53 |
| Electric, Gas and Water | 538.587 | 2,09 | 242.277 | 1,72 | 17.854 | 0,09 | 706.121 | 6,66 |
| Construction | 630.331 | 2,45 | 1.106.987 | 7,84 | 401.608 | 2,04 | 232.866 | 2,20 |
| Services | 6.293.482 | 24,42 | 5.009.127 | 35,49 | 5.582.867 | 28,31 | 3.944.068 | 37,22 |
| Wholesale and Retail Trade | 4.406.849 | 17,10 | 1.205.140 | 8,54 | 3.896.585 | 19,76 | 935.435 | 8,83 |
| Hotel, Food and Beverage Services | 303.348 | 1,18 | 528.723 | 3,75 | 234.318 | 1,19 | 259.913 | 2,45 |
| Transportation and Telecommunication | 541.480 | 2,10 | 511.256 | 3,62 | 478.151 | 2,42 | 594.626 | 5,61 |
| Financial Institutions | 476.023 | 1,85 | 2.583.574 | 18,30 | 352.407 | 1,79 | 2.006.140 | 18,93 |
| Real Estate and Leasing Services | 25.696 | 0,10 | 126.788 | 0,90 | 13.471 | 0,07 | 38.811 | 0,37 |
| Professional Services | 69.155 | 0,27 | 12.111 | 0,09 | 61.024 | 0,31 | 4.342 | 0,04 |
| Education Services | 62.647 | 0,24 | - | - | 51.156 | 0,26 | 2 | 0,00 |
| Health and Social Services | 408.284 | 1,58 | 41.535 | 0,29 | 495.755 | 2,51 | 104.799 | 0,99 |
| Other | 13.601.452 | 52,81 | 3.455.965 | 24,47 | 10.150.685 | 51,49 | 2.114.051 | 19,96 |
| **Total** | **25.764.399** | **100,00** | **14.117.729** | **100,00** | **19.717.755** | **100,00** | **10.594.895** | **100,00** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

### III. EXPLANATIONS ON MARKET RISK:

Companies are exposed to market risk, due to the movements in exchange rates, interest rates and market prices of stocks. The Bank believes that exchange risk and interest rate risk are the two most important components constituting the market risk. Market risk is measured using two separate methods, which are the "inherent model" and "standard method".

According to the "inherent model", market risk is measured with the Value at Risk (VaR) approach. In VaR calculations, variance, covariance, historical comparison and Monte Carlo simulation methods are used. The software used can perform calculations with an advanced yield curve and volatility models. The VaR model is based on the assumptions of a 99% confidence interval and 10 days retention period. VaR analyses are reported to senior management, and they are also used as risk parameters for the bond portfolio, and as a limit management instrument. Limits are revised steadily according to the market conditions and the application of specified limits is subjected to authority restrictions, thereby increasing the control efficiency. VaR analyses are supported with scenario analyses and stress tests, and take into consideration the effects of low-probability events which have a significant impact and market fluctuations. Retrospective tests of the model outputs are performed regularly.

According to the "standard method", market risk is measured on securities portfolio basis in a way that includes the Group's exchange risk daily and weekly according to the standard method, and reported to the senior management. The table below indicates the details of the calculation of market risk as of 31 December 2007 according to "Market Risk Measurement Standard Method", pursuant to part 3 related to the "Calculation of the Amount basis to Market Risk", of the "Communiqué on the Measurement and Assessment of Capital Adequacy of the Banks", published in the Official Gazette dated 1 November 2006 No. 26333.

#### a. Information on Market Risk:

| | | Balance |
|---|---|---|
| (I) | Capital to be Employed for General Market Risk-Standard Method | 166.672 |
| (II) | Capital to be Employed for Specific Risk-Standard Method | 1.432 |
| (III) | Capital to be Employed for Currency Risk-Standard Method | 39.077 |
| (IV) | Capital to be Employed for Commodity Risk-Standard Method | - |
| (V) | Capital to be Employed for Exchange Risk-Standard Method | - |
| (VI) | Capital to be Employed for Market Risk Due to Options-Standard Method | - |
| (VII) | Total Capital to be Employed for Market Risk for Banks Applying Risk Measurement Model | - |
| (VIII) | Total Capital to be Employed for Market Risk (I+II+III+IV+V+VI) | 207.181(*) |
| (IX) | Amount Subject to Market Risk (12,5xVIII) or (12,5xVII) | 2.589.763(*) |

(*) Of the "Amount subject to market risk", only YTL207.181 (8% of YTL2.589.763) is used in the calculation of the market risk related to the capital adequacy ratio which is given in Note I of Section Four. YTL207.181 is the minimum amount of capital that can mitigate the mentioned risk.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**b. Average Market Risk Table of Calculated Market Risk for 3 Months Periods:**

| | Current Period 31 December 2007 | | | Prior Period 31 December 2006 | | |
|---|---|---|---|---|---|---|
| | **Average** | **Maximum** | **Minimum** | **Average** | **Maximum** | **Minimum** |
| Interest Rate Risk | 173.305 | 193.594 | 167.506 | 115.334 | 139.821 | 55.296 |
| Share Certificate Risk | 1.445 | 954 | 598 | 3.895 | 1.952 | 7.847 |
| Currency Risk | 51.996 | 62.026 | 39.077 | 54.133 | 80.543 | 44.482 |
| Commodity Risk | - | - | - | - | - | - |
| Settlement Risk | - | - | - | - | - | - |
| Option Risk | - | - | - | - | - | - |
| **Total Amount Subject to Risk** | **226.746** | **256.574** | **207.181** | **173.362** | **222.316** | **107.625** |

**IV. EXPLANATIONS ON OPERATIONAL RISK:**

The "Basic indicator method" is used in the operational risk calculation of the Group. The amount subject to the operational risk is calculated through the use of the gross income of the Group in 2006, 2005, and 2004 in accordance to the "Calculation of the Operational Risk" applicable from 1 June 2007, which is the 4th part of the "Regulation Regarding Measurement and Evaluation of the Bank's Capital Adequacy Ratio" published in the Official Gazette No.26333 dated 1 November 2006. Not all of the YTL6.884.540 used in the calculation of operational risk in the scope of "Capital adequacy standard ratio" stated in Note I of this section, but only the YTL550.763, corresponding to the 8%, represents the operational risk to be exposed to. YTL550.763 also represents the minimum capital amount required to remove the related risk.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

### V. EXPLANATIONS ON CURRENCY RISK:

The difference between the Group's foreign currency denominated and foreign currency indexed assets and liabilities is defined as the "Net Foreign Currency Position" and is the basis of currency risk. Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. The Bank keeps the foreign exchange exposure amount within the limits set by the ERC. The Board, taking into account the recommendations by the ERC, sets a limit for the size of a foreign exchange exposure, which is closely monitored by ALCO. Those limits are individually determined and followed for both the net overall foreign currency position and for the foreign exchange exposure. Derivative financial instruments like forward foreign exchange contracts and currency swaps are used as tools for foreign exchange exposure management.

The Parent Bank's foreign exchange bid rates as of the date of the financial statements and for the last five days prior to that date are presented below:

| | USD | Euro | Yen |
|---|---|---|---|
| Balance Sheet Evaluation Rate | YTL1,1593 | YTL1,7059 | YTL1,0350 |
| | | | |
| 1.Day bid rate | YTL1,1600 | YTL1,6967 | YTL1,0269 |
| 2.Day bid rate | YTL1,1600 | YTL1,6829 | YTL1,0165 |
| 3.Day bid rate | YTL1,1600 | YTL1,6720 | YTL1,0162 |
| 4.Day bid rate | YTL1,1600 | YTL1,6698 | YTL1,0159 |
| 5.Day bid rate | YTL1,1600 | YTL1,6681 | YTL1,0168 |

The simple arithmetic average of the Parent Bank's foreign exchange bid rates for the last thirty days preceding the balance sheet date for major foreign currencies are presented in the table below:

USD : YTL1,1590
Euro: YTL1,6984
Yen : YTL1,0432

As of 31 December 2006;

| | USD | Euro | Yen |
|---|---|---|---|
| Balance Sheet Evaluation Rate | YTL1,4150 | YTL1,8638 | YTL1,1897 |

**Information related to Group's Currency Risk: (Thousand YTL)**

The table below summarizes the Group's exposure to foreign currency exchange rate risk, categorized by currency. Foreign currencies indexed assets, classified as Turkish lira assets according to the Uniform Chart of Accounts are considered as foreign currency assets for the calculation of Net Foreign Currency Position. Therefore, the difference between the sum of the foreign currency assets in the following table and in the balance sheet is equal to the sum of foreign currency indexed assets. The Group's real position, both in financial and economic terms, is presented in the table below:

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

| | Euro | USD | Yen | Other FC(*) | Total |
|---|---|---|---|---|---|
| **Current Period-31 December 2007** | | | | | |
| **Assets** | | | | | |
| Cash Equivalents and Central Bank | 2.246.951 | 93.242 | 412 | 19.137 | 2.359.742 |
| Banks | 946.081 | 553.650 | 10.742 | 33.222 | 1.543.695 |
| Financial Assets at Fair Value through Profit or Loss (Net) | 821.203 | 3.987.677 | - | - | 4.808.880 |
| Interbank Money Market Placements | - | - | - | - | - |
| Available-for-sale Financial Assets (Net) | 1.385.289 | 2.832.151 | - | - | 4.217.440 |
| Loans | 5.292.960 | 9.513.280 | 10.570 | 58.154 | 14.874.964 |
| Investments in Associates, Subsidiaries and Joint Ventures | 34 | - | - | 2 | 36 |
| Held-to-maturity Investments (Net) | - | - | - | - | - |
| Hedging Derivative Financial Assets | - | - | - | - | - |
| Tangible Assets (Net) | 3.207 | 2.603 | - | 160 | 5.970 |
| Intangible Assets (Net) | 181 | - | - | - | 181 |
| Other Assets | 376.486 | 108.822 | 9.710 | 683 | 495.701 |
| **Total Assets** | **11.072.392** | **17.091.425** | **31.434** | **111.358** | **28.306.609** |
| **Liabilities** | | | | | |
| Bank Deposits | 27.065 | 159.295 | 69 | 5.482 | 191.911 |
| Foreign Currency Deposits | 7.732.240 | 9.674.180 | 11.255 | 706.141 | 18.123.816 |
| Funds from Interbank Money Market | 471.912 | 19.700 | - | 6.513 | 498.125 |
| Borrowings | 3.599.289 | 5.706.072 | 123 | 10.910 | 9.316.394 |
| Issued Marketable Securities (Net) | - | - | - | - | - |
| Miscellaneous Payables | 12.145 | 6.469 | 34 | 2.396 | 21.044 |
| Hedging Derivative Financial Liabilities | - | - | - | - | - |
| Other Liabilities | 73.460 | 92.000 | 4.828 | 10.110 | 180.398 |
| **Total Liabilities** | **11.916.111** | **15.657.716** | **16.309** | **741.552** | **28.331.688** |
| **Net on Balance Sheet Position** | **(843.719)** | **1.433.709** | **15.125** | **(630.194)** | **(25.079)** |
| **Net off-Balance Sheet Position (**)** | **839.754** | **(1.443.589)** | **(12.287)** | **618.322** | **2.200** |
| Financial Derivative Assets | 2.899.572 | 1.722.740 | 61.945 | 647.955 | 5.332.212 |
| Financial Derivative Liabilities | 2.059.818 | 3.166.329 | 74.232 | 29.633 | 5.330.012 |
| Non-cash Loans | 1.003.276 | 1.313.407 | 140.092 | 51.064 | 2.507.839 |
| **Prior Period-31 December 2006** | | | | | |
| Total Assets | 9.373.763 | 17.538.243 | 3.294 | 440.835 | 27.356.135 |
| Total Liabilities | 8.727.639 | 17.455.586 | 4.373 | 956.073 | 27.143.671 |
| Net on-Balance Sheet Position | 646.124 | 82.657 | (1.079) | (515.238) | 212.464 |
| Net off-Balance Sheet Position (**) | (636.418) | (1.730) | 559 | 616.368 | (21.221) |
| Financial Derivative Assets | 2.543.113 | 2.035.411 | 36.515 | 1.116.559 | 5.731.598 |
| Financial Derivative Liabilities | 3.179.531 | 2.037.141 | 35.956 | 500.191 | 5.752.819 |
| Non-cash Loans | 669.487 | 1.034.913 | 80.181 | 35.994 | 1.820.575 |

(*) Of the "Other FC" total assets amounting to YTL111.358 (31 December 2006: YTL440.835), YTL58.232 is in English Pounds (31 December 2006: YTL402.668), and YTL23.159 in Swiss Francs (31 December 2006: YTL18.231). Of the total liabilities amounting to YTL741.552 (31 December 2006: YTL956.073) YTL574.035 is in English Pounds (31 December 2006: YTL791.004) and YTL46.054 is in Swiss Francs (31 December 2006:YTL50.247).

(**) Presents the net balance of receivables and payables from derivative transactions. Foreign Exchange spot dealings shown under "Asset purchase commitments" in the financial statements are included in the net off-balance sheet position.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

### VI. EXPLANATIONS ON INTEREST RATE RISK:

"Interest rate risk" can be defined as the impact of interest rate changes on interest-sensitive assets and liabilities of the Group. The ERC sets limits for the interest rate sensitivity of assets and liabilities and the sensitivity is closely monitored and reported weekly. In the case of high market fluctuations, daily reporting and analyses on transaction bases are made.

The Group manages the interest rate risk on a portfolio basis and tries to minimize the risk effect on the profitability, financial exposure and cash flows by applying different strategies. Basic methods such as using fixed or floating interest rates for different portfolios and maturities, setting the fixed margin in floating rates, or varying the rates for the short-or long-term positions are applied actively.

**a. Interest rate sensitivity of assets, liabilities and off-balance sheet items based on repricing dates:**

| Current Period-31 December 2007 | Up to 1 Month | 1-3 Months | 3-12 Months | 1-5 Years | 5 Years and Over | Non Interest Bearing | Total |
|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | |
| Cash Equivalents and Central Bank | 1.667.268 | - | - | - | - | 1.095.188 | 2.762.456 |
| Banks | 744.669 | 126.450 | 734 | - | - | 698.312 | 1.570.165 |
| Financial Assets at Fair Value Through Profit or Loss (Net) | 21.332 | 1.899.791 | 2.652.812 | 162.688 | 152.622 | 5.888 | 4.895.133 |
| Interbank Money Market Placements | 2.547 | - | - | - | - | - | 2.547 |
| Available-for-sale Financial Assets (Net) | 1.143.165 | 5.409.772 | 8.773.361 | 4.334.281 | 1.315.221 | 6.831 | 20.982.631 |
| Loans | 14.502.942 | 6.016.140 | 12.557.176 | 6.102.460 | 703.410 | - | 39.882.128 |
| Held-to-maturity Investments (Net) | - | - | - | - | - | - | - |
| Other Assets | 106.785 | 71.416 | 205.511 | 371.214 | - | 1.253.049 | 2.007.975 |
| **Total Assets** | **18.188.708** | **13.523.569** | **24.189.594** | **10.970.643** | **2.171.253** | **3.059.268** | **72.103.035** |
| | | | | | | | |
| **Liabilities** | | | | | | | |
| Bank Deposits | 1.565.993 | 220.719 | - | - | - | 153.252 | 1.939.964 |
| Other Deposits | 23.814.786 | 8.432.099 | 2.156.868 | 216.163 | 41.380 | 7.033.361 | 41.694.657 |
| Funds from Interbank Money Market | 4.535.304 | 136.276 | 197.766 | - | 68.356 | - | 4.937.702 |
| Miscellaneous Payables | 20.700 | - | - | - | - | 935.376 | 956.076 |
| Issued Marketable Securities (Net) | - | - | - | - | - | - | - |
| Borrowings | 3.257.792 | 4.611.177 | 1.366.840 | 255.312 | - | - | 9.491.121 |
| Other Liabilities (*) | 88.737 | 29.651 | 127.169 | 71.138 | 17.409 | 12.749.411 | 13.083.515 |
| **Total Liabilities** | **33.283.312** | **13.429.922** | **3.848.643** | **542.613** | **127.145** | **20.871.400** | **72.103.035** |
| | | | | | | | |
| Balance Sheet Long Position | - | 93.647 | 20.340.951 | 10.428.030 | 2.044.108 | - | 32.906.736 |
| Balance Sheet Short Position | (15.094.604) | - | - | - | - | (17.812.132) | (32.906.736) |
| Off-balance Sheet Long Position | 1.396.954 | 744.439 | 1.785.188 | - | - | - | 3.926.581 |
| Off-balance Sheet Short Position | - | - | - | (3.757.529) | (153.281) | - | (3.910.810) |
| **Total Position** | **(13.697.650)** | **838.086** | **22.126.139** | **6.670.501** | **1.890.827** | **(17.812.132)** | **15.771** |

(*) Shareholders' equity is presented under "Other liabilities" item in "Non interest bearing".

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

| Prior Period-31 December 2006 | Up to 1 Month | 1-3 Months | 3-12 Months | 1-5 Years | 5 Years and Over | Non Interest Bearing | Total |
|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | |
| Cash Equivalents and Central Bank | 2.692.777 | - | - | - | - | 1.864.592 | 4.557.369 |
| Banks | 2.492.109 | 71.637 | 32 | - | - | 256.787 | 2.820.565 |
| Financial Assets at Fair Value through Profit or Loss (Net) | 45.983 | 2.221.491 | 4.188.688 | 124.787 | 75.570 | 47.765 | 6.704.284 |
| Interbank Money Market Placements | 9 | - | - | - | - | - | 9 |
| Available-for-sale Financial Assets (Net) | 1.262.363 | 4.438.133 | 5.336.096 | 3.147.801 | 311.269 | 5.631 | 14.501.293 |
| Loans | 11.954.920 | 4.867.672 | 8.697.347 | 4.220.291 | 572.420 | - | 30.312.650 |
| Held-to-maturity Investments (Net) | - | - | - | - | - | - | - |
| Other Assets | 69.124 | 34.446 | 147.543 | 264.832 | - | 908.036 | 1.423.981 |
| **Total Assets** | **18.517.285** | **11.633.379** | **18.369.706** | **7.757.711** | **959.259** | **3.082.811** | **60.320.151** |
| | | | | | | | |
| **Liabilities** | | | | | | | |
| Bank Deposits | 1.264.872 | 370.212 | 8.370 | - | - | 105.899 | 1.749.353 |
| Other Deposits | 20.381.645 | 5.698.937 | 1.847.275 | 144.859 | 40.685 | 6.095.967 | 34.209.368 |
| Funds from Interbank Money Market | 5.005.121 | 71.903 | 127.872 | 18.921 | 55.475 | - | 5.279.292 |
| Miscellaneous Payables | - | - | - | - | - | 797.639 | 797.639 |
| Issued Marketable Securities (Net) | - | - | - | - | - | - | - |
| Borrowings | 1.889.418 | 6.564.008 | 1.406.686 | 78.682 | - | - | 9.938.794 |
| Other Liabilities (*) | 30.163 | 25.904 | 59.508 | 54.362 | - | 8.175.768 | 8.345.705 |
| **Total Liabilities** | **28.571.219** | **12.730.964** | **3.449.711** | **296.824** | **96.160** | **15.175.273** | **60.320.151** |
| | | | | | | | |
| Balance Sheet Long Position | - | - | 14.919.995 | 7.460.887 | 863.099 | - | 23.243.981 |
| Balance Sheet Short Position | (10.053.934) | (1.097.585) | - | - | - | (12.092.462) | (23.243.981) |
| Off-balance Sheet Long Position | 1.513.737 | 642.941 | 60.268 | - | - | - | 2.216.946 |
| Off-balance Sheet Short Position | - | - | (290.178) | (1.817.745) | (110.880) | - | (2.218.803) |
| **Total Position** | **(8.540.197)** | **(454.644)** | **14.690.085** | **5.643.142** | **752.219** | **(12.092.462)** | **(1.857)** |

(*) Shareholders' equity is presented under "Other liabilities" item in "Non interest bearing".

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

**b. Effective average interest rates for monetary financial instruments %:**

Average interest rates in the above tables are the weighted average rates of the related balance sheet items.

| Current Period-31 December 2007 | EURO | USD | YEN | YTL |
|---|---|---|---|---|
| **Assets** | % | % | % | % |
| Cash Equivalents and Central Bank | 1,80 | 1,95 | - | 11,81 |
| Banks | 3,55 | 4,13 | - | 17,48 |
| Financial Assets at Fair Value through Profit or Loss (Net) | 6,43 | 6,94 | - | 17,43 |
| Interbank Money Market Placements | - | - | - | 18,00 |
| Available-for-sale Financial Assets (Net) | 6,26 | 5,66 | - | 18,81 |
| Loans | 5,90 | 6,49 | 1,63 | 21,13 |
| Held-to-maturity Investments (Net) | - | - | - | - |
| **Liabilities** | | | | |
| Bank Deposits | 4,85 | 5,20 | - | 17,19 |
| Other Deposits | 3,32 | 3,84 | 0,01 | 14,33 |
| Funds From Interbank Money Market | 4,83 | 5,06 | - | 17,50 |
| Miscellaneous Payables | - | - | - | - |
| Issued Marketable Securities (Net) | - | - | - | - |
| Borrowings | 4,94 | 5,81 | 1,72 | 15,32 |

| Prior Period-31 December 2006 | EURO | USD | YEN | YTL |
|---|---|---|---|---|
| **Assets** | % | % | % | % |
| Cash Equivalents and Central Bank | 1,73 | 2,52 | - | 13,12 |
| Banks and Other Financial Institutions | 3,39 | 5,24 | - | 18,45 |
| Financial Assets at Fair Value through Profit or Loss (Net) | 5,35 | 6,93 | - | 17,85 |
| Interbank Money Market Placements | - | - | - | 17,90 |
| Available-for-sale Financial Assets (Net) | 4,94 | 7,31 | - | 18,20 |
| Loans | 5,06 | 7,10 | 4,12 | 22,23 |
| Held-to-maturity Investments (Net) | - | - | - | - |
| **Liabilities** | | | | |
| Bank Deposits | 3,65 | 5,50 | - | 18,98 |
| Other Deposits | 2,63 | 4,31 | 0,02 | 15,47 |
| Funds From Interbank Money Market | 3,65 | - | - | 18,22 |
| Miscellaneous Payables | - | - | - | - |
| Issued Marketable Securities (Net) | - | - | - | - |
| Borrowings | 4,11 | 6,14 | - | 15,65 |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**VII. EXPLANATIONS ON LIQUIDITY RISK:**

Liquidity risk arises from the mismatching of maturities of assets and liabilities. The Group balances maturities of the related assets and liabilities according to specific criteria and keeps the mismatching of maturities under control. A major objective of the Group's asset and liability management is to ensure that sufficient liquidity is available to satisfy the Bank's own liquidity needs. For this objective, the Bank holds a sufficient amount of short-term funds. The ERC sets limits on the maturity mismatch of assets and liabilities and these limits are updated as necessary. Liquidity risk is measured and reported on a weekly basis. The Group also analyses its liquidity risk on a daily and transaction basis, if there are significant market fluctuations. In the case of high market fluctuations, daily reporting and analyses on transaction basis are made.

The most important funding resources of the Group are the shareholders' equity, the diversified and steady deposit base and the long-term funds borrowed from international institutions which are mainly placed in interest earning assets. In spite of a substantial portion of deposits from individuals being short-term, deposits are diversified by number and type, and the maturities of a large portion of deposits are renewed, which indicates that these deposits will provide a long-term and stable source of funding for the Bank.

**Breakdown of assets and liabilities according to their outstanding maturities:**

| | Demand | Up to 1 Month | 1-3 Months | 3-12 Months | 1-5 Years | 5 Years and Over | Unallo-cated (*) | Total |
|---|---|---|---|---|---|---|---|---|
| **Current Period-31 December 2007** | | | | | | | | |
| **Assets** | | | | | | | | |
| Cash Equivalents and Central Bank | 2.713.724 | 48.732 | - | - | - | - | - | 2.762.456 |
| Due From Banks | 698.312 | 744.669 | 126.450 | 734 | - | - | - | 1.570.165 |
| Financial Assets at Fair Value through Profit or Loss (Net) | 5.888 | 12.133 | 27.109 | 2.633.992 | 2.060.317 | 155.694 | - | 4.895.133 |
| Interbank Money Market Placements | - | 2.547 | - | - | - | - | - | 2.547 |
| Available-for-sale Financial Assets (Net) | 6.831 | 12.168 | 123.468 | 9.425.482 | 7.201.025 | 4.213.657 | - | 20.982.631 |
| Loans | - | 7.960.231 | 7.457.336 | 10.531.122 | 11.382.142 | 2.551.297 | - | 39.882.128 |
| Held-to-maturity Investments (Net) | - | - | - | - | - | - | - | - |
| Other Assets | 37.534 | 433.554 | 71.668 | 213.802 | 371.214 | 17.858 | 862.345 | 2.007.975 |
| **Total Assets** | **3.462.289** | **9.214.034** | **7.806.031** | **22.805.132** | **21.014.698** | **6.938.506** | **862.345** | **72.103.035** |
| **Liabilities** | | | | | | | | |
| Bank Deposits | 153.252 | 1.565.993 | 220.719 | - | - | - | - | 1.939.964 |
| Other Deposits | 7.033.361 | 23.814.786 | 8.432.099 | 2.156.868 | 216.163 | 41.380 | - | 41.694.657 |
| Borrowings | - | 1.018.318 | 460.553 | 4.199.917 | 2.755.417 | 1.056.916 | - | 9.491.121 |
| Funds from Interbank Money Market | - | 4.493.313 | 108.049 | 22.988 | 182.095 | 131.257 | - | 4.937.702 |
| Issued Marketable Securities (Net) | - | - | - | - | - | - | - | - |
| Miscellaneous Payables | 8.922 | 663.392 | 283.762 | - | - | - | - | 956.076 |
| Other Liabilities (**) | 7.772 | 1.390.241 | 261.122 | 274.328 | 476.744 | 40.854 | 10.632.454 | 13.083.515 |
| **Total Liabilities** | **7.203.307** | **32.946.043** | **9.766.304** | **6.654.101** | **3.630.419** | **1.270.407** | **10.632.454** | **72.103.035** |
| **Net Liquidity Gap** | **(3.741.018)** | **(23.732.009)** | **(1.960.273)** | **16.151.031** | **17.384.279** | **5.668.099** | **(9.770.109)** | **-** |
| **Prior Period-31 December 2006** | | | | | | | | |
| Total Assets | 4.893.611 | 9.414.535 | 8.520.045 | 13.923.668 | 20.541.857 | 2.259.262 | 767.173 | 60.320.151 |
| Total Liabilities | 6.201.866 | 27.980.594 | 6.862.408 | 5.040.065 | 5.297.153 | 1.753.479 | 7.184.586 | 60.320.151 |
| **Net Liquidity Gap** | **(1.308.255)** | **(18.566.059)** | **1.657.637** | **8.883.603** | **15.244.704** | **505.783** | **(6.417.413)** | **-** |

(*) Assets that are necessary for banking activities and that cannot be liquidated in the short-term, such as fixed and intangible assets, investments, subsidiaries, stationery, pre-paid expenses and loans under follow-up, are classified in this column.

(**) Shareholders' Equity is presented under "Other Liabilities" item in the "Unallocated" column.

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

**Breakdown of liabilities according to their remaining contractual maturities:**

| Current Period-31 December 2007 | Up to 1 month | 1-3 months | 3-12 months | 1-5 years | Over 5 years |
|---|---|---|---|---|---|
| **Liabilities** | | | | | |
| Deposits | 33.361.327 | 8.856.937 | 2.190.439 | 216.257 | 41.380 |
| Funds borrowed from other financial institutions | 1.033.553 | 527.091 | 4.484.262 | 3.219.340 | 1.198.374 |
| Funds from interbank money market | 4.494.577 | 109.721 | 24.987 | 183.595 | 132.257 |
| **Total** | **38.889.457** | **9.493.749** | **6.699.688** | **3.619.192** | **1.372.011** |

**Breakdown of derivative instruments according to their remaining contractual maturities:**

| Current Period-31 December 2007 | Up to 1 month | 1-3 months | 3-12 months | 1-5 years | 5 years and Over |
|---|---|---|---|---|---|
| **Derivatives held for trading** | | | | | |
| Foreign exchange derivatives: | 19.825 | (26.093) | 4.601 | 16.345 | - |
| - Inflow | 1.511.018 | 627.322 | 816.785 | 88.422 | - |
| - Outflow | (1.491.193) | (653.415) | (812.184) | (72.077) | - |
| Interest rate derivatives: | 23.691 | 74.716 | (125.375) | (134.954) | (34.003) |
| - Inflow | 120.119 | 199.574 | 566.983 | 2.608.563 | 112.373 |
| - Outflow | (96.428) | (124.858) | (692.358) | (2.743.517) | (146.376) |
| **Derivatives held for hedging** | | | | | |
| Foreign exchange derivatives: | - | - | - | - | - |
| - Inflow | - | - | - | - | - |
| - Outflow | - | - | - | - | - |
| Interest rate derivatives: | - | - | - | - | - |
| - Inflow | - | - | - | - | - |
| - Outflow | - | - | - | - | - |
| **Total Inflow** | **1.631.137** | **826.896** | **1.383.768** | **2.696.985** | **112.373** |
| **Total Outflow** | **(1.587.621)** | **(778.273)** | **(1.504.542)** | **(2.815.594)** | **(146.376)** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

### VIII. EXPLANATIONS ON THE PRESENTATION OF FINANCIAL ASSETS AND LIABILITIES AT THEIR FAIR VALUES:

The fair values of held-to-maturity assets are determined based on market prices or when this price is not available, based on market prices quoted for other securities subject to the same redemption qualifications in terms of interest, maturity and other similar conditions.

The expected fair value of the demand deposits represents the amount to be paid upon request. The fair values of the overnight deposits and floating rate placements represent the carrying value. The expected fair value of the fixed rate deposits is determined by calculating the discounted cash flow using the market interest rates of similar liabilities and loans.

The fair value of marketable securities issued is calculated according to broker price quotations and if these are not available, amounts derived from discounted cash flow models.

The expected fair value of loans and receivables are determined by calculating the discounted cash flows using the current market interest rates for the fixed loans with fixed interest rates. For the loans with floating interest rates, it is assumed that the carrying value reflects the fair value.

The following table summarizes the carrying values and fair values of financial assets and liabilities. The carrying value represents the acquisition costs and accumulated interest accruals of corresponding financial assets or liabilities.

| | Carrying Value | | Fair Value | |
|---|---|---|---|---|
| | Current Period 31 December 2007 | Prior Period 31 December 2006 | Current Period 31 December 2007 | Prior Period 31 December 2006 |
| **Financial Assets** | **62.437.471** | **47.634.517** | **62.754.110** | **47.370.027** |
| Interbank Money Market Placements | 2.547 | 9 | 2.547 | 9 |
| Banks | 1.570.165 | 2.820.565 | 1.570.165 | 2.820.565 |
| Available-for-Sale Financial Assets (Net) | 20.982.631 | 14.501.293 | 20.982.631 | 14.501.293 |
| Held-to-Maturity Investments (Net) | - | - | - | - |
| Loans | 39.882.128 | 30.312.650 | 40.198.767 | 30.048.160 |
| **Financial Liabilities** | **54.081.818** | **46.695.154** | **53.809.015** | **46.489.237** |
| Bank Deposits | 1.939.964 | 1.749.353 | 1.939.964 | 1.749.353 |
| Other Deposits | 41.694.657 | 34.209.368 | 41.421.854 | 34.003.451 |
| Borrowings | 9.491.121 | 9.938.794 | 9.491.121 | 9.938.794 |
| Issued Marketable Securities (Net) | - | - | - | - |
| Miscellaneous Payables | 956.076 | 797.639 | 956.076 | 797.639 |

**IX. EXPLANATIONS ON THE ACTIVITIES CARRIED OUT ON BEHALF AND ACCOUNT OF OTHER PERSONS:**

The Bank carries out trading, custody, management and consulting services on behalf of customers and on their account. The Bank has no trust transactions.

**X. EXPLANATIONS ON BUSINESS SEGMENTS:**

The Group operates in five main business segments including retail banking, corporate and commercial banking, treasury activities, private banking and international banking.

In scope of retail banking, the Group offers a variety of retail services such as deposit accounts, consumer loans, credit cards, insurance products and wealth management services. The Group's line of retail banking products and services also includes bank cards, investment funds trading, automatic payment services, foreign currency trading, safe deposit box rentals, cheques, money transfers, investment banking, telephone and internet banking.

Corporate and commercial banking serves financial solutions and banking services to large scale corporate and commercial customers. Among the products and services offered to corporate and commercial customers are New Turkish Lira and foreign currency denominated working capital loans, medium-term financing for investments, foreign trade financing, letters of credit and guarantee, foreign currency trading, corporate finance services and cash and deposit management services. In addition, the Group provides timely and permanent solutions for corporate customers' working capital management, delivering cash management services tailored based on customers' requests that include collection and payment services and liquidity and information management. Project finance loans are provided within the context of investment banking activities.

Treasury activities are performed by the Treasury Unit. The Treasury Unit consists of Turkish Lira Fund Group, Foreign Exchange Fund Group, Treasury Marketing Group and Private Products Group. The Turkish Lira Group and Foreign Exchange Fund Group trade in Turkish Lira and foreign currency instruments on a spot and forward basis, and in treasury bills, bonds and other domestic securities together with foreign securities with AAA rating. The Marketing Group carries out marketing activities of treasury products and derivative financial products for customers.

Private banking serves the members of the upper-income groups who have expectations for utmost service quality both in banking and investment transactions.

International Banking activities are managed by the International Banking Unit. The Group provides services for foreign trade financing, foreign currency and New Turkish Lira clearances, and money transfers through agent financial institutions. The international banking unit serves in fundamental areas such as providing long-term funding opportunities, creating funding facility at lower prices that fully reflect country risk, diversifying funding resources and creating a base of international investors for that purpose.

Other activities include leasing services provided by Ak Finansal Kiralama A.Ş. which is the consolidated subsidiary of the Bank.

**(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)**

Information on business segments as of 31 December 2007 is presented on the following table:

Segment reporting has been prepared for the first time on 30 June 2007 in accordance with the Article 28 of the "Communiqué on the Financial Statements and Related Explanation and Notes that will be Publicly Announced" published in the Official Gazette No.26333 dated 1 November 2006.

| | Retail Banking | Corporate and Commercial Banking | Treasury | Private Banking | International Banking | Other | Bank's Total Activities |
|---|---|---|---|---|---|---|---|
| **Current Period-31 December 2007** | | | | | | | |
| Operating Income | 3.557.422 | 789.976 | 288.171 | 25.006 | 46.447 | 45.116 | 4.752.138 |
| Other (*) | - | - | - | - | - | - | 270.001 |
| Operating Income | 3.557.422 | 789.976 | 288.171 | 25.006 | 46.447 | 45.116 | 5.022.139 |
| Profit from Operating Activities | 1.652.505 | 535.273 | 177.582 | 22.127 | 41.168 | 27.082 | 2.455.737 |
| Other (*) | - | - | - | - | - | - | 57.782 |
| Profit from Operating Activities | 1.652.505 | 535.273 | 177.582 | 22.127 | 41.168 | 27.082 | 2.513.519 |
| Income from Subsidiaries | - | - | - | - | - | - | 11.496 |
| Profit before Tax | - | - | - | - | - | - | 2.525.015 |
| Corporate Tax | - | - | - | - | - | - | (484.586) |
| Minority Rights | - | - | - | - | - | - | 231 |
| Net Profit for the Period | - | - | - | - | - | - | 2.040.660 |
| | | | | | | | |
| Segment Assets | 18.338.464 | 22.787.532 | 27.437.957 | 85.505 | 333.404 | 671.079 | 69.653.941 |
| Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships) | - | - | - | - | - | - | 22.798 |
| Undistributed Assets | - | - | - | - | - | - | 2.426.296 |
| Total Assets | - | - | - | - | - | - | 72.103.035 |
| Segment Liabilities | 33.221.902 | 7.338.767 | 7.586.358 | 2.603.875 | 7.146.669 | 292.671 | 58.190.242 |
| Undistributed Liabilities | - | - | - | - | - | - | 3.280.339 |
| Shareholders' Equity | - | - | - | - | - | - | 10.632.454 |
| Total Liabilities | - | - | - | - | - | - | 72.103.035 |
| | | | | | | | |
| Other Segment Items | | | | | | | |
| Capital Investment | 90.397 | 4.379 | - | - | - | - | 94.776 |
| Amortization | (96.033) | (9.065) | (724) | (855) | (285) | - | (106.962) |
| Non-cash Other Income-Expense | (611.479) | (147.119) | 31.841 | 135 | (2) | - | (726.624) |
| Restructuring Costs | - | - | - | - | - | - | - |

(*) A detailed explanatory note on the Bank's partial collection of tax receivable, disclosed as other item in the table above amounting to YTL270.001 and tax base ,late payment interest ,and fine amounting to YTL57.782 is presented in Note III.e of Section Five.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

## SECTION FIVE
## INFORMATION AND DISCLOSURES RELATED TO CONSOLIDATED FINANCIAL STATEMENTS

### I. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED ASSETS:

**a. Information related to cash equivalents and the account of the Central Bank of the Republic of Turkey (the "CBRT"):**

1. Information on cash equivalents and the account of the CBRT:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | **YTL** | **FC** | **YTL** | **FC** |
| Cash/Foreign Currency | 278.937 | 234.176 | 318.532 | 213.415 |
| The CBRT | 123.777 | 2.122.898 | 1.175.759 | 2.848.907 |
| Other | - | 2.668 | 545 | 211 |
| **Total** | **402.714** | **2.359.742** | **1.494.836** | **3.062.533** |

2. Information related to the account of the CBRT:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | **YTL** | **FC** | **YTL** | **FC** |
| Demand Unrestricted Account | 2.162 | 577.245 | 4.180 | 1.327.709 |
| Time Unrestricted Account | - | - | - | - |
| Time Restricted Account | - | - | - | - |
| Reserve Requirement | 121.615 | 1.545.653 | 1.171.579 | 1.521.198 |
| **Total** | **123.777** | **2.122.898** | **1.175.759** | **2.848.907** |

3. Explanation on reserve requirements:

In accordance with "Communiqué Regarding the Reserve Requirements" No. 2005/1 issued by the CBRT, banks operating in Turkey are required to place reserves in the CBRT with a rate of 6% for their YTL liabilities and 11% for USD and/or EUR for their foreign currency liabilities. The CBRT makes quarterly interest payments over the reserve requirements based on the interest rates set. As of 31 December 2007 the corresponding interest rates are for YTL, USD and EUR reserves are 11,81%, 1,95% and 1,80%, respectively.

**b. Information on financial assets at fair value through profit or loss:**

1. As of 31 December 2007, financial assets at fair value through profit or loss subject to repo transactions amount to YTL(-) (31 December 2006: YTL393); and those given as collateral/blocked amount to YTL829.475 (31 December 2006: YTL957.320).

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

2. Positive differences table related to trading derivative financial assets:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | **YTL** | **FC** | **YTL** | **FC** |
| Forward Transactions | 10.498 | - | 11.570 | 23.206 |
| Swap Transactions | 3.839 | 42.289 | 6.346 | 45.666 |
| Futures Transactions | 19.889 | 354 | 8.544 | 33 |
| Options | 174 | 4.239 | - | - |
| Other | - | - | 458 | - |
| **Total** | **34.400** | **46.882** | **26.918** | **68.905** |

**c. Information on banks:**

1. Information on banks:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | **YTL** | **FC** | **YTL** | **FC** |
| Banks | 26.470 | 1.543.695 | 31.002 | 2.789.563 |
| Domestic | 1.974 | 11.215 | 1.433 | 140.687 |
| Foreign | 24.496 | 1.532.480 | 29.569 | 2.648.876 |
| Head Quarters and Branches Abroad | - | - | - | - |
| **Total** | **26.470** | **1.543.695** | **31.002** | **2.789.563** |

2. Information on foreign banks accounts:

| | Unrestricted Amount | | Restricted Amount | |
|---|---|---|---|---|
| | **Current Period 31 December 2007** | **Prior Period 31 December 2006** | **Current Period 31 December 2007** | **Prior Period 31 December 2006** |
| European Union Countries | 640.281 | 2.370.044 | 437.290 | - |
| USA, Canada | 271.149 | 133.622 | 171.433 | 100.088 |
| OECD Countries (*) | 12.170 | 72.836 | - | - |
| Off-shore Banking Regions | - | - | - | - |
| Other | 24.653 | 1.855 | - | - |
| **Total** | **948.253** | **2.578.357** | **608.723** | **100.088** |

(*) OECD Countries except EU countries, USA and Canada.

**d. Information on available-for-sale financial assets, net values:**

1. As of 31 December 2007, available-for-sale financial assets subject to repurchase agreements amount to YTL4.712.504 (31 December 2006: YTL5.415.093); and those given as collateral/blocked amount to YTL870.230 (31 December 2006: YTL485.658).

**(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)**

2. Information on available-for-sale financial assets:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Debt Securities | 20.975.800 | 14.495.662 |
| Quoted to Stock Exchange | 20.975.800 | 14.495.662 |
| Not Quoted | - | - |
| Share Certificates | 6.831 | 5.631 |
| Quoted to Stock Exchange | - | - |
| Not Quoted | 6.831 | 5.631 |
| Impairment Provision (-) | - | - |
| **Total** | **20.982.631** | **14.501.293** |

**e. Information related to loans:**

1. Information on all types of loans and advances given to shareholders and employees of the Bank:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | **Cash** | **Non-cash Loans** | **Cash** | **Non-cash Loans** |
| Direct Loans Granted to Shareholders | 13.605 | 29.952 | 82.086 | 19.158 |
| Corporate Shareholders | 13.605 | 29.952 | 82.086 | 19.158 |
| Real Person Shareholders | - | - | - | - |
| Indirect Loans Granted to Shareholders | 920.827 | 453.741 | 651.370 | 339.517 |
| Loans Granted to Employees | 39.507 | - | 27.396 | - |
| **Total** | **973.939** | **483.693** | **760.852** | **358.675** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

2. Information on the first and second group loans and other receivables including loans that have been restructured or rescheduled:

| | Standard Loans and Other Receivables | | Loans and Other Receivables under Close Monitoring | |
|---|---|---|---|---|
| | **Loans and Other Receivables** | **Restructured or Rescheduled** | **Loans and Other Receivables** | **Restructured or Rescheduled** |
| Non-specialized Loans | 38.066.517 | - | 1.815.570 | 41 |
| Discount And Purchase Notes | 438.790 | - | 432 | - |
| Export Loans | 3.226.230 | - | 14.186 | - |
| Import Loans | 204.888 | - | - | - |
| Loans Granted to Financial Sector | 2.379.908 | - | 66 | - |
| Foreign Loans | 842.435 | - | 58.734 | - |
| Consumer Loans (Including Overdraft Loans) | 8.137.838 | - | 626.211 | - |
| Credit Cards | 3.651.369 | - | 236.255 | - |
| Precious Metal Loans | 13.236 | - | - | - |
| Other | 19.171.823 | - | 879.686 | 41 |
| Specialized Loans | - | - | - | - |
| Other Receivables | - | - | - | - |
| **Total** | **38.066.517** | **-** | **1.815.570** | **41** |

3. Breakdown of loans according to their maturities:

| | Standard Loans and Other Receivables | | Loans and Other Receivables under Close Monitoring | |
|---|---|---|---|---|
| | **Loans and Other Receivables** | **Restructured or Rescheduled** | **Loans and Other Receivables** | **Restructured or Rescheduled** |
| Short-Term Loans and Other Receivables | 15.244.094 | - | 1.815.570 | 41 |
| Non-Specialized Loans | 15.244.094 | - | 1.815.570 | 41 |
| Specialized Loans | - | - | - | - |
| Other Receivables | - | - | - | - |
| Medium and Long-Term Loans and Other Receivables | 22.822.423 | - | - | - |
| Non-Specialized Loans | 22.822.423 | - | - | - |
| Specialized Loans | - | - | - | - |
| Other Receivables | - | - | - | - |

**(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)**

4. Information on consumer loans, personal credit cards, personnel loans and personnel credit cards:

| | Short-term | Medium and Long-term | Total |
|---|---|---|---|
| **Consumer Loans-YTL** | **437.564** | **7.925.840** | **8.363.404** |
| Mortgage Loans | 52.111 | 3.799.650 | 3.851.761 |
| Automotive Loans | 60.681 | 1.268.082 | 1.328.763 |
| Consumer Loans | 324.772 | 2.858.108 | 3.182.880 |
| Other | - | - | - |
| **Consumer Loans- Indexed to FC** | **7.436** | **188.737** | **196.173** |
| Mortgage Loans | 5.841 | 169.749 | 175.590 |
| Automotive Loans | 289 | 10.238 | 10.527 |
| Consumer Loans | 1.306 | 8.750 | 10.056 |
| Other | - | - | - |
| **Consumer Loans-FC** | **-** | **-** | **-** |
| Mortgage Loans | - | - | - |
| Automotive Loans | - | - | - |
| Consumer Loans | - | - | - |
| Other | - | - | - |
| **Consumer Credit Cards-YTL** | **3.735.272** | **76.220** | **3.811.492** |
| With Installment | 1.319.977 | 76.220 | 1.396.197 |
| Without Installment | 2.415.295 | - | 2.415.295 |
| **Consumer Credit Cards-FC** | **1.426** | **-** | **1.426** |
| With Installment | - | - | - |
| Without Installment | 1.426 | - | 1.426 |
| **Personnel Loans-YTL** | **3.971** | **18.158** | **22.129** |
| Mortgage Loans | 107 | 1.251 | 1.358 |
| Automotive Loans | 52 | 1.304 | 1.356 |
| Consumer Loans | 3.812 | 15.603 | 19.415 |
| Other | - | - | - |
| **Personnel Loans- Indexed to FC** | **-** | **488** | **488** |
| Mortgage Loans | - | 453 | 453 |
| Automotive Loans | - | 23 | 23 |
| Consumer Loans | - | 12 | 12 |
| Other | - | - | - |
| **Personnel Loans-FC** | **-** | **-** | **-** |
| Mortgage Loans | - | - | - |
| Automotive Loans | - | - | - |
| Consumer Loans | - | - | - |
| Other | - | - | - |
| **Personnel Credit Cards-YTL** | **16.684** | **169** | **16.853** |
| With Installment | 6.855 | 169 | 7.024 |
| Without Installment | 9.829 | - | 9.829 |
| **Personnel Credit Cards-FC** | **37** | **-** | **37** |
| With Installment | - | - | - |
| Without Installment | 37 | - | 37 |
| **Credit Deposit Account-YTL (Real Person)** | **181.855** | **-** | **181.855** |
| **Credit Deposit Account-FC (Real Person)** | **-** | **-** | **-** |
| **Total Consumer Loans** | **4.384.245** | **8.209.612** | **12.593.857** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

5. Information on commercial installment loans and corporate credit cards:

| | Short-term | Medium and Long-term | Total |
|---|---|---|---|
| **Commercial Installment Loans-YTL** | **989.872** | **3.282.571** | **4.272.443** |
| Mortgage Loans | 4.776 | 627.255 | 632.031 |
| Automotive Loans | 44.098 | 1.273.150 | 1.317.248 |
| Consumer Loans | 937.701 | 1.298.283 | 2.235.984 |
| Other | 3.297 | 83.883 | 87.180 |
| **FC Indexed Commercial Installment Loans** | **24.823** | **180.408** | **205.231** |
| Mortgage Loans | - | 38.814 | 38.814 |
| Automotive Loans | 1.027 | 97.568 | 98.595 |
| Consumer Loans | 16.472 | 33.038 | 49.510 |
| Other | 7.324 | 10.988 | 18.312 |
| **Commercial Installment Loans-FC** | **1.875** | **6.511** | **8.386** |
| Mortgage Loans | - | - | - |
| Automotive loans | - | 4.363 | 4.363 |
| Consumer Loans | - | - | - |
| Other | 1.875 | 2.148 | 4.023 |
| **Corporate Credit Cards-YTL** | **57.030** | **786** | **57.816** |
| With Installment | 127 | - | 127 |
| Without Installment | 56.903 | 786 | 57.689 |
| **Corporate Credit Cards-FC** | **-** | **-** | **-** |
| With Installment | - | - | - |
| Without Installment | - | - | - |
| **Credited Deposit Account-YTL (Legal Person)** | **508.510** | **-** | **508.510** |
| **Credited Deposit Account-FC (Legal person)** | **-** | **-** | **-** |
| **Total** | **1.582.110** | **3.470.276** | **5.052.386** |

6. Loans according to types of borrowers:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Public | 1.778.918 | 1.236.480 |
| Private | 38.103.210 | 29.076.170 |
| **Total** | **39.882.128** | **30.312.650** |

7. Distribution of domestic and foreign loans: Loans are classified according to the locations of the customers.

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Domestic Loans | 38.980.959 | 29.745.674 |
| Foreign Loans | 901.169 | 566.976 |
| **Total** | **39.882.128** | **30.312.650** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

8. Loans granted to investments in associates and subsidiaries: None.

9. Specific provisions accounted for loans:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Loans and Receivables with Limited Collectibility | 206.036 | 177.806 |
| Loans and Receivables with Doubtful Collectibility | 296.237 | 76.053 |
| Uncollectible Loans and Receivables | 505.355 | 341.945 |
| **Total** | **1.007.628** | **595.804** |

10. Information on non-performing loans (Net):

10 (i).Information on non-performing loans restructured or rescheduled and other receivables:

| | III. Group | IV. Group | V. Group |
|---|---|---|---|
| | Loans and Other Receivables with Limited Collectibility | Loans and Other Receivables with Doubtful Collectibility | Uncollectible Loans and Other Receivables |
| **Current Period: 31 December 2007** | | | |
| (Gross Amounts Before Specific Provisions) | - | - | 41 |
| Restructured Loans and Other Receivables | - | - | - |
| Rescheduled Loans and Other Receivables | - | - | 41 |
| **Prior Period: 31 December 2006** | | | |
| (Gross Amounts Before Specific Provisions) | - | - | 88 |
| Restructured Loans and Other Receivables | - | - | - |
| Rescheduled Loans and Other Receivables | - | - | 88 |

10 (ii) Information on the movement of total non-performing loans:

| | III. Group | IV. Group | V. Group |
|---|---|---|---|
| | Loans and Other Receivables with Limited Collectibility | Loans and Other Receivables with Doubtful Collectibility | Uncollectible Loans and Other Receivables |
| **Prior Period End Balance: 31 December 2006** | **177.806** | **76.053** | **341.945** |
| Additions (+) | 735.223 | 83.628 | 16.351 |
| Transfers from Other Categories of Non-performing Loans (+) | - | 597.717 | 355.115 |
| Transfers to Other Categories of Non-Performing Loans (-) | 597.717 | 355.115 | - |
| Collections (-) | 106.884 | 104.202 | 142.947 |
| Net FC Differences from Subsidiaries Abroad | - | (14) | - |
| Write-offs (-) | 2.392 | 1.830 | 65.109 |
| Corporate and Commercial Loans | 2.112 | 512 | 18.034 |
| Retail Loans | 195 | 596 | 6.383 |
| Credit Cards | 85 | 722 | 40.692 |
| Other | - | - | - |
| **Balance at the End of the Period** | **206.036** | **296.237** | **505.355** |
| Specific Provisions (-) | 206.036 | 296.237 | 505.355 |
| **Net Balance on Balance Sheet Date** | - | - | - |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

10 (iii). Information on non-performing loans granted as foreign currency loans:

| | III. Group | IV. Group | V. Group |
|---|---|---|---|
| | Loans and Other Receivables with Limited Collectibility | Loans and Other Receivables with Doubtful Collectibility | Uncollectible Loans and Other Receivables |
| **Current Period: 31 December 2007** | | | |
| Balance at the End of the Period | 7.177 | 10.489 | 27.981 |
| Specific Provisions (-) | 7.177 | 10.489 | 27.981 |
| Net Balance on Balance Sheet | - | - | - |
| **Prior Period: 31 December 2006** | | | |
| Balance at the End of the Period | 6.035 | 6.211 | 19.252 |
| Specific Provisions (-) | 6.035 | 6.211 | 19.252 |
| **Net Balance on Balance Sheet** | - | - | - |

10 (iv). Breakdown of non-performing loans according to their gross and net values

| | III. Group | IV. Group | V. Group |
|---|---|---|---|
| | Loans and Other Receivables with Limited Collectibility | Loans and Other Receivables with Doubtful Collectibility | Uncollectible Loans and Other Receivables |
| **Current Period (Net): 31 December 2007** | | | |
| Loans granted to corporate entities and real persons (Gross) | 206.036 | 296.237 | 505.355 |
| Specific Provisions Amount(-) | 206.036 | 296.237 | 505.355 |
| Loans granted to corporate entities and real persons (Net) | - | - | - |
| Banks (Gross) | - | - | - |
| Specific Provisions Amount (-) | - | - | - |
| Banks (Net) | - | - | - |
| Other Loans and Advances (Gross) | - | - | - |
| Specific Provisions Amount (-) | - | - | - |
| Other Loans and Advances (Net) | - | - | - |
| **Prior Period (Net): 31 December 2006** | | | |
| Loans granted to corporate entities and real persons (Gross) | 177.806 | 76.053 | 341.945 |
| Specific Provisions Amount(-) | 177.806 | 76.053 | 341.945 |
| Loans granted to corporate entities and real persons (Net) | - | - | - |
| Banks (Gross) | - | - | - |
| Specific Provisions Amount (-) | - | - | - |
| Banks (Net) | - | - | - |
| Other Loans and Advances (Gross) | - | - | - |
| Specific Provisions Amount (-) | - | - | - |
| Other Loans and Advances (Net) | - | - | - |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

11. Information on the collection policy of non-performing loans and other receivables:

Non-performing loans and other receivables are collected through legal follow-up and liquidation of collaterals.

12. Information on the write-off policy of the Bank:

Write-off policy of the Bank for receivables under follow up is to retire the receivables from assets in case of verification of the inability of collection through the legal follow-up process.

13. Movement of the provisions for loans and receivables:

| | Commercial Loans | Credit Cards | Consumer Loans | Total |
|---|---|---|---|---|
| **Balance at 1 January 2007** | **359.167** | **323.219** | **106.796** | **789.182** |
| Additions | 469.421 | 267.697 | 198.317 | 935.435 |
| Collections | (116.721) | (173.319) | (63.993) | (354.033) |
| Write-offs | (20.658) | (41.499) | (7.174) | (69.331) |
| Exchange differences | - | - | - | - |
| **At 31 December 2007** | **691.209** | **376.098** | **233.946** | **1.301.253** |

| | Commercial Loans | Credit Cards | Consumer Loans | Total |
|---|---|---|---|---|
| **Balance at 1 January 2006** | **176.539** | **247.247** | **105.591** | **529.377** |
| Additions | 257.242 | 227.409 | 45.515 | 530.166 |
| Collections | (69.522) | (109.603) | (42.342) | (221.467) |
| Write-offs | (5.092) | (41.834) | (1.968) | (48.894) |
| Exchange differences | - | - | - | - |
| **At 31 December 2006** | **359.167** | **323.219** | **106.796** | **789.182** |

**f. Held-to-maturity investments:**

The Bank has no held-to-maturity investments as at 31 December 2007.

The movement of investment securities held-to-maturity:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Beginning Balance | - | 793.370 |
| Foreign Currency Differences on Monetary Assets | - | 18.546 |
| Purchases During Year | - | 50.274 |
| Disposals through Sales and Redemptions | - | (862.190) |
| Impairment Provision (-) | - | - |
| **Balance at the End of the Period** | **-** | **-** |

**(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)**

**g. Information on investments in associates (Net):**

The Bank has no investments in associates as at 31 December 2007.

**h. Information on subsidiaries (Net):**

1. Non-consolidated subsidiaries:

1(i) Reasons of being out of consolidation for non-consolidated associates: On grounds of the materiality principle due to their operating results, asset and shareholder equity sizes, they have been left out of the scope of consolidation.

1(ii). Information about non-consolidated subsidiaries:

| | Title | Address (City / Country) | Bank's Share Percentage-If Different Voting Percentage (%) | Bank's Risk Group Share Percentage (%) |
|---|---|---|---|---|
| 1 | Ak Yatırım Ortaklığı A.Ş. | Istanbul/Turkey | 64,94 | 64,94 |
| 2 | Ak Portföy Yönetimi A.Ş. | Istanbul/Turkey | 99,99 | 99,99 |
| 3 | Ak Global Funding B.V. | Rotterdam/Netherlands | 100,00 | 100,00 |
| 4 | Finsbury Pavement Limited under liquidation (Previously: Sabancı Bank plc.) | London/England | 65,00 | 100,00 |

Main financial figures of non-consolidated subsidiaries, in the order of the above table:

The financial figures have been obtained from the financial statements dated 31 December 2007.

| | Total Assets | Share-holders' Equity | Total Fixed Assets | Interest Income | Income from Marketable Securities Portfolio | Current Period Profit/Loss | Prior Period Profit/Loss | Fair Value (*) |
|---|---|---|---|---|---|---|---|---|
| 1 | 55.087 | 52.111 | 7 | 2.983 | 7.340 | 8.814 | 1.560 | 19.170 |
| 2 | 17.800 | 14.747 | 581 | 1.934 | 32 | 9.010 | 5.469 | 3.592 |
| 3 | - | - | - | - | - | - | - | 34 |
| 4 | - | - | - | - | - | - | - | 2 |

Operations of Ak Global Funding B.V. have not commenced yet and the Bank's investment in this company is immaterial.

(*) Fair values refer to the market values for the subsidiaries quoted on the stock exchange and acquisition costs after the impairment provision, if any, for the subsidiaries not quoted on a stock exchange and are equal to the amounts carried in the financial statements.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**2.** Consolidated subsidiaries:

2 (i). Information about consolidated subsidiaries:

| Title | | Address (City/Country) | Bank's Share Percentage-If Different Voting Percentage (%) | Other Shareholder Share Percentage (%) | Consolidation Method |
|---|---|---|---|---|---|
| 1 | Ak Finansal Kiralama A.Ş. | Istanbul/Turkey | 99,99 | 0,01 | Full Consolidation |
| 2 | Ak Yatırım Menkul Değerler A.Ş. | Istanbul/Turkey | 99,80 | 0,20 | Full Consolidation |
| 3 | Akbank N.V. | Rotterdam/ Netherlands | 100,00 | - | Full Consolidation |
| 4 | Akbank AG | Frankfurt/Germany | 100,00 | - | Full Consolidation |

Main financial figures of consolidated subsidiaries, in the order of the above table:

| | Total Assets | Share-holders' Equity | Total Fixed Assets | Interest Income | Income from Marketable Securities Portfolio | Current Period Profit/Loss | Prior Period Profit/Loss | Fair Value (*) |
|---|---|---|---|---|---|---|---|---|
| 1 | 728.175 | 164.279 | 407 | 81.496 | - | 27.097 | 24.613 | 121.088 |
| 2 | 135.614 | 91.042 | 21.830 | 17.364 | 8.696 | 14.124 | 19.683 | 81.360 |
| 3 | 2.687.758 | 557.683 | 3.079 | 121.062 | 41.369 | 22.718 | 6.233 | 543.903 |
| 4 | 1.985.512 | 418.109 | 469 | 103.788 | (7.390) | 12.860 | 4.651 | (**) |

(*) Represent cost of subsidiaries.

(**) Akbank AG is 100% subsidiary of Akbank N.V. Therefore the fair value of the Akbank AG is included in fair value of Akbank N.V.

Although not subsidiaries of the Bank, Ak Receivables Corporation and A.R.T.S Ltd. which were established in July 1998 and November 1999 respectively in connection with raising long-term financing, are included in the scope of consolidation as "Special Purpose Entities" due to the 100% control of these entities by the Group.

2 (ii). Movement schedule for consolidated subsidiaries:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Balance at the Beginning of the Period | 883.790 | 478.158 |
| Movements During the Period | | |
| Purchases | 410.383 | 369.280 |
| Bonus Shares and Contributions to Capital | - | 63.172 |
| Dividends from Current Year Income | - | - |
| Sales | (547.822) | (26.820) |
| Revaluation Increase | - | - |
| Revaluation/Impairment | - | - |
| Balance at the End of the Period | 746.351 | 883.790 |
| Capital Commitments | - | - |
| Share Percentage at the End of the Period (%) | - | - |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

2 (iii). Sectoral information on consolidated financial subsidiaries and the related carrying amounts:

| Subsidiaries | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Banks | 543.903 | 681.342 |
| Insurance Companies | - | - |
| Factoring Companies | - | - |
| Leasing Companies | 121.088 | 121.088 |
| Finance Companies | - | - |
| Other Financial Subsidiaries | 81.360 | 81.360 |

2 (iv). Subsidiaries quoted on a stock exchange: None.

2 (v). Consolidated subsidiaries disposed within the current period:

Shares of the bank in Akbank AG resident in Germany, a 100% subsidiary of the Bank were transferred to Akbank N.V. resident in the Netherlands, which is also a 100% subsidiary of the Bank, through capital in kind.

Following the related regulatory processes, all assets and liabilities related to the banking services of Sabancı Bank plc., the Bank's subsidiary in England, were transferred to the London branch of Akbank N.V., a subsidiary of the Bank, based in the Netherlands, as of 6 September 2007, and the title of Sabancı Bank plc. was changed to Finsbury Pavement Limited.

Following the transfer process, the portion of the capital included in the Bank's share refunded in the scope of the liquidation proceedings of Finsbury Pavement Limited (formerly Sabancı Bank plc.) based in London, a subsidiary of the bank, with reference to the Board decision dated 27 September 2007, was recorded into the Bank records on 28 September 2007, and the cost amount of the relevant subsidiary was reduced to YTL2 as trace amount. The liquidation process of the Bank is ongoing.

2 (vi). Consolidated subsidiaries purchased within the current period: None.

### i. Information on finance lease receivables (Net):

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | Gross | Net | Gross | Net |
| 2007 | 387.831 | 317.641 | 260.848 | 209.059 |
| 2008 | 196.388 | 168.083 | 185.192 | 159.425 |
| 2009 | 115.321 | 102.630 | 91.377 | 81.734 |
| 2010 | 41.514 | 36.883 | 34.183 | 31.289 |
| 2011 | 14.282 | 12.908 | 5.714 | 5.410 |
| 2012 | 12.745 | 11.351 | 308 | 296 |
| **Total** | **768.081** | **649.496** | **577.622** | **487.213** |

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

j. **Information on property and equipment:**

| | Immovables | Other Tangible Fixed Assets | Construction in Progress | Total |
|---|---|---|---|---|
| **Prior Period End: 31 December 2006** | | | | |
| Cost | 639.359 | 622.588 | 4.982 | 1.266.929 |
| Accumulated Depreciation(-) | 161.555 | 394.559 | - | 556.114 |
| Net Book Value | 477.804 | 228.029 | 4.982 | 710.815 |
| **Current Period End: 31 December 2007** | | | | |
| Net Book Value at the Beginning of the Period | 477.804 | 228.029 | 4.982 | 710.815 |
| Additions | 42.950 | 60.080 | 11.314 | 114.344 |
| Effect of Changes in Consolidation Scope | - | - | - | - |
| Disposals(-), net | 256 | 2.241 | 12.866 | 15.363 |
| Depreciation (-) | 13.000 | 81.958 | - | 94.958 |
| Impairment | - | - | - | - |
| Cost at Period End | 681.910 | 609.683 | 3.430 | 1.295.023 |
| Accumulated Depreciation at Period End (-) | 174.412 | 405.773 | - | 580.185 |
| **Closing Net Book Value** | **507.498** | **203.910** | **3.430** | **714.838** |

| | Immovables | Other Tangible Fixed Assets | Construction in Progress | Total |
|---|---|---|---|---|
| **Prior Period End: 31 December 2005** | | | | |
| Cost | 605.547 | 587.383 | 7.928 | 1.200.858 |
| Accumulated Depreciation(-) | 151.421 | 365.803 | - | 517.224 |
| Net Book Value | 454.126 | 221.580 | 7.928 | 683.634 |
| **Current Period End: 31 December 2006** | | | | |
| Net Book Value at the Beginning of the Period | 454.126 | 221.580 | 7.928 | 683.634 |
| Additions | 46.985 | 96.589 | 115 | 143.689 |
| Effect of Changes in Consolidation Scope | 321 | 4.293 | - | 4.614 |
| Disposals(-), net | 9.359 | 2.233 | 3.061 | 14.653 |
| Depreciation (-) | 13.627 | 83.614 | - | 97.241 |
| Impairment | - | - | - | - |
| Cost at Period End | 639.359 | 622.588 | 4.982 | 1.266.929 |
| Accumulated Depreciation at Period End (-) | 161.555 | 394.559 | - | 556.114 |
| **Closing Net Book Value** | **477.804** | **228.029** | **4.982** | **710.815** |

As of 31 December 2007, total impairment amounting to YTL11.799 for buildings is accounted in the financial statements (31 December 2006: YTL11.799).

k. **Information on intangible assets:**

1. Cost and accumulated amortization at the beginning and end of the period:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Book Values (Gross) | 126.254 | 101.394 |
| Accumulated Amortization (-) | 78.608 | 66.558 |
| Net Book Value | 47.646 | 34.836 |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

2. Reconciliation of movements for the current period and prior period:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Cost | 101.394 | 58.653 |
| Accumulated Depreciation (-) | 66.558 | 36.305 |
| **Net Book Value** | **34.836** | **22.348** |
| Opening Balance | 34.836 | 22.348 |
| Additions | 24.926 | 22.595 |
| Disposals (-), net | 112 | 439 |
| Depreciation (-) | 12.004 | 9.668 |
| **Closing Net Book Value** | **47.646** | **34.836** |

**l. Information on the investment properties:** None

**m. Information on deferred tax asset :**

The Group's deferred tax asset as of 31 December 2007 amounts to YTL17.858 (31 December 2006: YTL1.928). Provisional differences subject to deferred tax calculation result from principally the difference between the book values and tax values of fixed assets and financial assets, and provision for employee rights.

Deferred tax assets and liabilities, which are accounted for the temporary differences arising between applicable accounting policies and valuation principles and tax legislation in the Bank and in consolidated subsidiaries, are presented as net on an individual entity level. As noted in Note XVIII of Section Three, for the purposes of consolidated financial statements deferred taxes arising from different consolidated subsidiaries are presented separately in assets and liabilities. There are no carry forward tax losses that can be used as deductions for the tax calculation for the Group. An explanation on the net deferred tax liability is given in Note II.f-2 of Section Five.

**n. Information on property and equipment held for sale and related to discontinued operations:**

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Cost | 3.384 | 2.447 |
| Accumulated Depreciation (-) | 105 | 75 |
| **Net Book Value** | **3.279** | **2.372** |
| Opening Balance | 3.279 | 2.372 |
| Additions | 2.394 | 1.074 |
| Disposals (-), net | 1.911 | 131 |
| Depreciation (-) | 112 | 36 |
| **Closing Net Book Value** | **3.650** | **3.279** |

**o. Information on other assets:**

Other assets amount to YTL551.689 (31 December 2006: YTL167.651) on the balance sheet and do not exceed 10% of the total assets, excluding the off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

## II. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED LIABILITIES:

### a. Information on deposits:

1. Information on maturity structure of the deposits:

There are no seven-day notification and accumulative deposits.

1 (i). Current Period-31 December 2007:

| | Demand | Up to 1 Month | 1-3 Months | 3-6 Months | 6 Months-1 Year | 1 Year and Over | Total |
|---|---|---|---|---|---|---|---|
| Saving Deposits | 1.336.972 | 5.511.058 | 8.808.103 | 712.308 | 160.520 | 53.973 | 16.582.934 |
| Foreign Currency Deposits | 3.232.210 | 2.370.304 | 8.991.477 | 1.517.804 | 905.617 | 1.106.404 | 18.123.816 |
| Residents in Turkey | 2.591.385 | 2.215.110 | 8.666.438 | 892.289 | 578.436 | 352.118 | 15.295.776 |
| Residents Abroad | 640.825 | 155.194 | 325.039 | 625.515 | 327.181 | 754.286 | 2.828.040 |
| Public Sector Deposits | 33.902 | 885 | 2.810 | 336 | 162 | 131 | 38.226 |
| Commercial Deposits | 1.511.996 | 1.558.716 | 1.513.873 | 106.808 | 2.747 | 1.217 | 4.695.357 |
| Other Institutions Deposits | 918.281 | 321.351 | 918.106 | 74.950 | 18.651 | 2.985 | 2.254.324 |
| Gold Vault | - | - | - | - | - | - | - |
| Bank Deposits | 153.252 | 903.202 | 872.381 | 10.124 | 1.005 | - | 1.939.964 |
| The CBRT | - | - | - | - | - | - | - |
| Domestic Banks | 6.388 | 751.520 | 1.005 | - | 1.005 | - | 759.918 |
| Foreign Banks | 38.104 | 151.682 | 871.376 | 10.124 | - | - | 1.071.286 |
| Special Finance Institutions | 108.760 | - | - | - | - | - | 108.760 |
| Other | - | - | - | - | - | - | - |
| **Total** | **7.186.613** | **10.665.516** | **21.106.750** | **2.422.330** | **1.088.702** | **1.164.710** | **43.634.621** |

1 (ii). Prior Period-31 December 2006:

| | Demand | Up to 1 Month | 1-3 Months | 3-6 Months | 6 Months-1 Year | 1 Year and Over | Total |
|---|---|---|---|---|---|---|---|
| Saving Deposits | 1.097.074 | 2.251.669 | 7.857.535 | 1.836.270 | 189.012 | 46.386 | 13.277.946 |
| Foreign Currency Deposits | 2.983.175 | 1.912.917 | 7.774.189 | 1.703.149 | 1.159.359 | 689.886 | 16.222.675 |
| Residents in Turkey | 2.541.083 | 1.621.862 | 7.403.073 | 1.497.466 | 803.208 | 296.531 | 14.163.223 |
| Residents Abroad | 442.092 | 291.055 | 371.116 | 205.683 | 356.151 | 393.355 | 2.059.452 |
| Public Sector Deposits | 27.802 | 253 | 1.498 | 194 | 88 | 186 | 30.021 |
| Commercial Deposits | 1.327.289 | 693.878 | 1.099.894 | 17.865 | 3.582 | 2.294 | 3.144.802 |
| Other Institutions Deposits | 660.627 | 78.366 | 465.876 | 140.683 | 158.706 | 29.666 | 1.533.924 |
| Gold Vault | - | - | - | - | - | - | - |
| Bank Deposits | 105.899 | 407.544 | 1.138.213 | 86.577 | 8.183 | 2.937 | 1.749.353 |
| The CBRT | - | - | - | - | - | - | - |
| Domestic Banks | 1.157 | 395.529 | 1.008 | 1.008 | 1.008 | - | 399.710 |
| Foreign Banks | 29.861 | 12.015 | 1.137.205 | 85.569 | 7.175 | 2.937 | 1.274.762 |
| Special Finance Institutions | 74.881 | - | - | - | - | - | 74.881 |
| Other | - | - | - | - | - | - | - |
| **Total** | **6.201.866** | **5.344.627** | **18.337.205** | **3.784.738** | **1.518.930** | **771.355** | **35.958.721** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

2. Information on saving deposits insurance:

2(i).Information on saving deposits under the guarantee of the saving deposits insurance fund and amounts exceeding the limit of the deposit insurance fund:

| | Under the Guarantee of Deposit Insurance | | Exceeding the Limit of Deposit Insurance | |
|---|---|---|---|---|
| | Current Period 31 December 2007 | Prior Period 31 December 2006 | Current Period 31 December 2007 | Prior Period 31 December 2006 |
| Saving Deposits | 7.444.209 | 6.124.525 | 9.137.379 | 7.152.193 |
| Foreign Currency Saving Deposits | 5.607.892 | 5.629.505 | 8.155.009 | 7.342.540 |
| Other Deposits in the Form of Saving Deposits | - | - | - | - |
| Foreign Branches' Deposits under Foreign Authorities' Insurance | - | - | - | - |
| Off-shore Banking Regions' Deposits under Foreign Authorities' Insurance | - | - | - | - |

2 (ii). Saving deposits of real persons which are not under the guarantee of saving deposit insurance fund:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Foreign Branches' Deposits and other accounts | - | - |
| Saving Deposits and Other Accounts of Controlling Shareholders and Deposits of their Mother, Father, Spouse, Children in care | - | - |
| Saving Deposits and Other Accounts of President and Members of Board of Directors, CEO and Vice Presidents and Deposits of their Mother, Father, Spouse, Children in care | 590.183 | 259.210 |
| Saving Deposits and Other Accounts in Scope of the Property Holdings Derived from Crime Defined in Article 282 of Turkish Criminal Law No:5237 dated 26.09.2004 | - | - |
| Saving Deposits in Deposit Bank Which Established in Turkey in Order to Engage in Off-shore Banking Activities Solely | 2.522 | 1.228 |

Saving deposits in the foreign branches are not under the guarantee of the saving deposits insurance fund; they are guaranteed according to their local legal requirements.

**b. Information on trading derivative financial liabilities:**

Table of negative differences for trading derivative financial liabilities:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| Forward Transactions | 4.999 | 638 | 16.756 | 4.304 |
| Swap Transactions | 49.117 | 43.060 | - | 44.125 |
| Futures Transactions | 2.724 | 272 | - | - |
| Options | - | 4.781 | - | - |
| Other | - | - | - | - |
| **Total** | **56.840** | **48.751** | **16.756** | **48.429** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**c. Information on borrowings:**

1. Information on banks and other financial institutions:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | **YTL** | **FC** | **YTL** | **FC** |
| Borrowings from the CBRT | - | - | - | - |
| From Domestic Bank and Institutions | 159.083 | 186.196 | 158.642 | 126.863 |
| From Foreign Banks, Institutions and Funds | 15.644 | 9.130.198 | - | 9.653.289 |
| **Total** | **174.727** | **9.316.394** | **158.642** | **9.780.152** |

2. Information on maturity structure of borrowings:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | **YTL** | **FC** | **YTL** | **FC** |
| Short-term | 153.591 | 3.673.158 | 122.464 | 3.573.421 |
| Medium and Long-Term | 21.136 | 5.643.236 | 36.178 | 6.206.731 |
| **Total** | **174.727** | **9.316.394** | **158.642** | **9.780.152** |

The liabilities providing the funding sources of the Group are deposits and borrowings. Deposits are the most important funding source of the Group and the diversification of these deposits by number and type of depositors with a stable structure does not create any risk concentration. The borrowings are composed of funds such as syndicated and securitized borrowings, money market and post finance obtained from different financial institutions with different maturity-interest structures and characteristics. There is no risk concentration in any of the funding sources of the Group.

**d. Information on other foreign liabilities:**

Other foreign liabilities amount to YTL1.487.317 (31 December 2006: YTL472.710) and do not exceed 10% of the total balance sheet excluding off-balance sheet commitments.

**(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)**

**e. Information on provisions:**

1. Information on general provisions:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| **General Provisions** | **293.625** | **193.378** |
| Provisions for Group I. Loans and Receivables | 240.718 | 151.741 |
| Provisions for Group II. Loans and Receivables | 12.406 | 5.198 |
| Provisions for Non-Cash Loans | 28.049 | 11.593 |
| Other | 12.452 | 24.846 |

2. Information on reserve for employment termination benefits:

Under the Turkish Labor Law, the Group is required to pay termination benefits to each employee who has completed at least one year of service and whose employment is terminated without due cause, is called up for military service, dies or who retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). Since the legislation was changed on 23 May 2002, there are certain transitional provisions relating to length of service prior to retirement.

The amount payable consists of one month's salary limited to a maximum of YTL2.030,19 in full YTL amount (31 December 2006: YTL1.857,44) for each year of service. The liability is not funded, as there is no funding requirement.

The reserve has been calculated by estimating the present value of the future probable obligation of the Group arising from the retirement of its employees. TAS 19 requires actuarial valuation methods to be developed to estimate the enterprise's obligation for such benefits. Accordingly, the following actuarial assumptions were used in the calculation of the total liability:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Discount Rate (%) | 5,71 | 5,71 |
| Rate for the Probability of Retirement (%) | 0,92 | 0,93 |

The principal actuarial assumption is that the current maximum liability will increase in line with inflation. Thus, the discount rate applied represents the expected real rate after adjusting for the effects of future inflation. As the maximum liability is revised semi-annually, the maximum amount of YTL2.087,92 (1 January 2007: YTL1.960,69) effective from 1 January 2008 has been taken into consideration in calculating the reserve for employee termination benefits.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

Movements in the reserve for employment termination benefits during the period are as follows:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Balance at the Beginning of the Period | 37.503 | 43.657 |
| Provisions Recognized During the Period | 11.605 | 13.095 |
| Paid During the Period | (10.707) | (19.249) |
| Balance at the End of the Period. | 38.401 | 37.503 |

As of 31 December 2007, the Bank has accounted a provision for unused vacation rights amounting to YTL24.982 (31 December 2006: YTL17.548).

3. Information on provisions related with foreign currency difference of foreign indexed loans:

As of 31 December 2007, the provision related to foreign currency difference of foreign indexed loans amounts to YTL46.879 (31 December 2006: YTL8.478).

4. Information on specific provisions for non-cash loans that are non-funded and non-transformed into cash:

Provision for non-cash loans that are non-funded and non-transformed into cash as of 31 December 2007 is amounting to YTL 41.017 (31 December 2006: YTL 21.921).

5. Information on other provisions:

5 (i). Information on general provisions for possible risks: None

5 (ii).Information on provisions for banking services promotion:

The Group has provisions for credit cards and banking services promotion applications amounting to YTL84.352 (31 December 2006: YTL76.211).

**f. Explanations on tax liability:**

1. Explanations on current tax liability:

Tax calculations of the Group are explained in Note XVIII of Section Three. As of 31 December 2007, the tax liability after the deduction of temporary taxes paid is YTL173.093 (31 December 2006: YTL100.845).

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

1 (i). Information on taxes payable:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Corporate Taxes Payable | 173.093 | 100.845 |
| Taxation on Marketable Securities | 67.849 | 53.245 |
| Property Tax | 444 | 494 |
| Banking Insurance Transaction Tax (BITT) | 33.714 | 31.489 |
| Foreign Exchange Transaction Tax | 1.558 | 2.115 |
| Value Added Tax Payable | 1.437 | 1.179 |
| Other | 14.339 | 14.300 |
| **Total** | **292.434** | **203.667** |

1 (ii). Information on premium payables:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Social Security Premiums-Employee | 105 | 194 |
| Social Security Premiums-Employer | 189 | 226 |
| Bank Social Aid Pension Fund Premium-Employee | 7 | 7 |
| Bank Social Aid Pension Fund Premium-Employer | 165 | 167 |
| Pension Fund Membership Fees and Provisions-Employee | - | - |
| Pension Fund Membership Fees and Provisions-Employer | - | - |
| Unemployment Insurance-Employee | 375 | 306 |
| Unemployment Insurance-Owner | 713 | 613 |
| Other | - | - |
| **Total** | **1.554** | **1.513** |

2. Information on deferred tax liability:

As of 31 December 2007, the deferred tax liability of the Group amounts to YTL39.744 (31 December 2006: YTL43.749).

**g. Information on shareholders' equity:**

1. Presentation of paid-in capital:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Common Stock | 3.000.000 | 2.200.000 |
| Preferred Stock | - | - |

2. Amount of paid-in-capital, explanations as to whether the registered share capital system is applied, if so, the amount of registered share capital ceiling:

| Capital System | Paid-in capital | Ceiling |
|---|---|---|
| Registered Share Capital | 3.000.000 | 5.000.000 |

3. Information on the share capital increases during the period and their sources:

| Date of Capital Increase | Amount of Capital Increase | Cash | Profit Reserves Subject to Increase | Capital Reserves Subject to Increase |
|---|---|---|---|---|
| 7 March 2007 | 200.000 | 200.000 | - | - |
| 25 June 2007 | 600.000 | - | 296.002 | 303.998 |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

4. Information on share capital increases from capital reserves during the current period:

| Marketable Securities Value Increase Fund | Revaluation of Property and Equipment and Intangible Fixed Assets | Bonus Shares Obtained from Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships) | Other |
|---|---|---|---|
| - | 7.995 | - | 296.003 |

5. Information on capital commitments, the purpose and the sources until the end of the fiscal year and the subsequent interim period: None.

6. The effects of anticipations based on the financial figures for prior periods regarding the Group's income, profitability and liquidity, and the anticipations regarding the uncertainty of these indicators on the shareholders' equity:

The Group has been continuing its operations with high profitability and has been retaining most of its net profit in the equity, either by increasing its capital or transferring it into reserves. On the other hand, only a small part of the equity is allocated to associates and subsidiaries and fixed assets, thus giving a chance for considerably high free capital which provides funds for liquid and high interest bearing assets. Considering all these factors, the Group's shareholders' equity is getting steadily stronger.

7. Information on privileges given to shares representing the capital: None.

**h. Information on marketable securities value increase fund:**

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | **YTL** | **FC** | **YTL** | **FC** |
| From Investments in Associates, Subsidiaries, and Joint Ventures | 4.956 | - | 5.675 | - |
| Valuation Difference | 202.323 | (26.270) | (152.110) | 17.427 |
| Foreign Currency Differences | - | - | - | - |
| **Total** | **207.279** | **(26.270)** | **(146.435)** | **17.427** |

The part of value increase fund related to foreign currency marketable securities is the difference between the fair values and amortized costs, calculated in accordance with the "Effective yield method" of government bonds classified as "Available-for-sale financial assets".

**i. Information on minority interest:**

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Balance at the Beginning of the Period | 102.070 | 112.218 |
| Other Shareholders' Net Dividend | (231) | 4.396 |
| Prior Period Dividend | (2.462) | (16.027) |
| Net Foreign Currency Difference From Subsidiaries Abroad | - | 14.014 |
| Effect of Changes in Consolidation Scope | (99.138) | (12.531) |
| **Current Period End Balance** | **239** | **102.070** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

### III. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED INCOME STATEMENT:

**a. Information on interest income:**

1. Information on interest income on loans:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| Short-term Loans | 2.826.881 | 135.098 | 2.094.128 | 138.402 |
| Medium and Long-term Loans | 1.725.406 | 588.184 | 1.347.158 | 448.725 |
| Interest on Loans Under Follow-Up | 42.823 | 400 | 20.825 | 156 |
| Premiums Received from the Resource Utilization Support Fund | - | - | - | - |
| **Total(*)** | **4.595.110** | **723.682** | **3.462.111** | **587.283** |

(*) Fee and commission income from cash loans is included.

2. Information on interest income on banks:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| From the CBRT | 161.718 | 10.990 | 129.331 | 7.126 |
| From Domestic Banks | 8.524 | 99 | 4.204 | 2.844 |
| From Foreign Banks | 501 | 111.130 | 201 | 102.998 |
| Headquarters and Branches Abroad | - | - | - | - |
| **Total** | **170.743** | **122.219** | **133.736** | **112.968** |

3. Information on interest income on marketable securities:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | YTL | FC | YTL | FC |
| From Trading Financial Assets | 61.691 | 330.721 | 106.856 | 446.630 |
| From Financial Assets at Fair Value through Profit or Loss | - | - | - | - |
| From Available-for-sale Financial Assets | 2.337.244 | 299.140 | 1.644.653 | 248.548 |
| From Held-to-Maturity Investments | - | - | 21.873 | 12.849 |
| **Total** | **2.398.935** | **629.861** | **1.773.382** | **708.027** |

4. Information on interest income received from associates and subsidiaries: None.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**b. Information on interest expense:**

1. Information on interest expense on borrowings:

| | Current Period 31 December 2007 | | Prior Period 31 December 2006 | |
|---|---|---|---|---|
| | **YTL** | **FC** | **YTL** | **FC** |
| Banks | 41.590 | 531.927 | 26.163 | 491.072 |
| The CBRT | - | - | - | - |
| Domestic Banks | 41.181 | 1.797 | 24.142 | 3.214 |
| Foreign Banks | 409 | 530.130 | 2.021 | 486.567 |
| Headquarters and Branches Abroad | - | - | - | 1.291 |
| Other Institutions | - | - | - | - |
| **Total(*)** | **41.590** | **531.927** | **26.163** | **491.072** |

(*) Fee and commission income from cash loans is included.

2. Information on interest expense given to associates and subsidiaries:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| To Associates and Subsidiaries | 1.855 | - |

3. Maturity structure of the interest expense on deposits:

There are no deposits with seven-day notification and accumulative deposits:

| | Demand Deposits | Time Deposit Up to 1 Month | Up to 3 Months | Up to 6 Months | Up to 1 Year | 1 Year and Over | Total |
|---|---|---|---|---|---|---|---|
| **YTL** | | | | | | | |
| Bank Deposits | - | 171.682 | 91.764 | 2.013 | 112 | - | **265.571** |
| Saving Deposits | 107 | 545.688 | 1.684.755 | 133.165 | 22.644 | 7.085 | **2.393.444** |
| Public Sector Deposits | 14 | 208 | 284 | 31 | 10 | 26 | **573** |
| Commercial Deposits | 5.908 | 170.889 | 279.882 | 3.497 | 7.241 | 269 | **467.686** |
| Other Deposits | 504 | 40.033 | 155.623 | 19.433 | 2.046 | 7.153 | **224.792** |
| Total | 6.533 | 928.500 | 2.212.308 | 158.139 | 32.053 | 14.533 | **3.352.066** |
| **FC** | | | | | | | |
| Foreign Currency Deposits | 13.017 | 105.657 | 396.252 | 77.399 | 40.146 | 48.446 | **680.917** |
| Bank Deposits | - | 2.540 | 2.839 | 200 | 237 | 138 | **5.954** |
| Gold Vault | - | - | - | - | - | - | - |
| Total | 13.017 | 108.197 | 399.091 | 77.599 | 40.383 | 48.584 | **686.871** |
| **Grand Total** | **19.550** | **1.036.697** | **2.611.399** | **235.738** | **72.436** | **63.117** | **4.038.937** |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**c. Explanations on dividend income:**

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| From Trading Financial Assets | 3 | 15 |
| From Financial Assets at Fair Value Through Profit or Loss | - | - |
| From Available-for-Sale Financial Assets | 2.660 | 1.156 |
| Other (*) | 8.833 | 8.000 |
| **Total** | **11.496** | **9.171** |

(*) Discloses the dividend income received from non consolidated investments in associates and subsidiaries.

**d. Information on trading loss/income (Net):**

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| **Profit** | **9.662.726** | **10.815.335** |
| Income from Capital Market Transactions | 239.800 | 375.830 |
| From Derivative Financial Transactions | 183.770 | 139.762 |
| Other | 56.030 | 236.068 |
| Foreign Exchange Gains | 9.422.926 | 10.439.505 |
| **Loss (-)** | **9.512.100** | **10.744.882** |
| Loss from Capital Market Transactions | 255.717 | 223.982 |
| From Derivative Financial Transactions | 243.513 | 143.790 |
| Other | 12.204 | 80.192 |
| Foreign Exchange Loss | 9.256.383 | 10.520.900 |

**e. Explanations on other operating income:**

Following the communication of the Boğaziçi Corporate Tax Office on 22 May 2007, it was certain that a portion amounting to YTL270.001 of the amount related to lawsuits in 2001, 2002 and 2003 of the contingent assets explained in detail in Note IV.c-2 of Section Five, could be offset against various tax liabilities and was to be considered a receivable of the Bank; and the related amount was booked under "Other operating income".

On the other hand, as explained in Note III.g of Section Five, since a dispute arising from a tax inspection at the Bank was concluded against the Bank by the Court of First Instance, the Bank paid a total amount of YTL57.782 consisting of the tax, late payment interest, and fine, and recorded this amount to "Other Operating Expenses".

Consequently, the impact of these items mentioned above, which are not essentially operating income or operating expense, but was recorded in these accounts as per the Standart Chart of Accounts is YTL212.219 on the profit before tax.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**f. Provision expenses related to loans and other receivables of the Bank:**

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Specific Provisions for Loans and Other Receivables | 625.132 | 374.457 |
| III. Group Loans and Receivables | 525.153 | 361.306 |
| IV. Group Loans and Receivables | 83.628 | 7.238 |
| V . Group Loans and Receivables | 16.351 | 5.913 |
| General Provision Expenses | 100.594 | 62.041 |
| Provision Expense for Possible Risks | - | - |
| Marketable Securities Impairment Expense | - | - |
| Financial Assets at Fair Value through Profit or Loss | - | - |
| Available-for-sale Financial Assets | - | - |
| Investments in Associates, Subsidiaries and Held-to-maturity Securities Value Decrease | - | - |
| Investments in Associates | - | - |
| Subsidiaries | - | - |
| Joint Ventures | - | - |
| Held-to-maturity Investments | - | - |
| Other | 10.222 | 2.209 |
| **Total** | **735.948** | **438.707** |

**g. Information related to other operating expenses:**

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Personnel Expenses | 650.003 | 582.373 |
| Reserve for Employee Termination Benefits | 898 | - |
| Bank Social Aid Provision Fund Deficit Provision | - | - |
| Impairment Expenses of Fixed Assets | - | - |
| Depreciation Expenses of Fixed Assets | 94.958 | 97.241 |
| Impairment Expenses of Intangible Assets | - | - |
| Goodwill Impairment Expenses | - | - |
| Amortization Expenses of Intangible Assets | 12.004 | 9.668 |
| Impairment Expenses of Equity Participations for Which Equity Method is Applied | - | - |
| Impairment Expenses of Assets Held for Resale | - | - |
| Depreciation Expenses of Assets Held for Resale | - | - |
| Impairment Expenses of Fixed Assets Held for Sale | - | - |
| Other Operating Expenses | 726.551 | 740.505 |
| Leasing Expenses | 35.643 | 31.895 |
| Maintenance Expenses | 21.808 | 47.093 |
| Advertisement Expenses | 105.953 | 120.167 |
| Other Expenses | 563.147 | 541.350 |
| Loss on Sales of Assets | 78 | 626 |
| Other | 288.180 | 218.766 |
| **Total** | **1.772.672** | **1.649.179** |

The tax base, late payment interest and fine in a total amount of YTL57.782 paid due to a dispute arising from a tax inspection at the Bank which was concluded against the Bank by the Court of First Instance has been booked under the "Other" item in the table above.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**h. Profit/Loss of minority interest:**

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Profit/Loss of Minority Interest | (231) | 4.396 |

**i. Information on tax provision for ongoing and discontinued operations:**

1. Information on calculated current tax income or expense and deferred tax income or expense:

   As of 31 December 2007, the Group has a current tax expense of YTL504.897 and deferred tax income of YTL20.311.

2. Information on deferred tax income or expense arising from the temporary differences that have occurred or have been closed:

   The amount of deferred tax income that occurred due to the temporary differences is YTL10.712 and deferred tax expense is YTL3.634; the amounts of deferred tax income and deferred tax expense that occurred due to the closing of temporary differences are YTL13.233 and YTL(-) respectively. The Group has YTL20.311 net deferred tax income.

3. Information on recognition of temporary difference, financial loss, diminution of tax and exemptions on income statement: None.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

### IV. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED OFF-BALANCE SHEET ACCOUNTS:

**a. Explanations on off-balance sheet commitments:**

1. Type and amount of irrevocable commitments:

YTL457.507 asset purchase commitments (31 December 2006: YTL313.729), YTL6.001.065 commitment for credit card limits (31 December 2006: YTL5.505.475) and YTL1.737.614 commitments for cheque books (31 December 2006: YTL1.599.262).

2. Type and amount of probable losses and obligations arising from off-balance sheet items:

The Group has no probable losses arising from off-balance sheet items. Obligations arising from the off-balance sheet are disclosed in "Off-balance sheet commitments".

2 (i).Non-cash loans including guarantees, bank acceptances, collaterals and others that are accepted as financial commitments and other letter of credits:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Bank Acceptance Loans | 46.857 | 60.814 |
| Letters of Credit | 1.176.932 | 779.301 |
| Other Commitments and Contingencies | 177.362 | 91.815 |
| **Total** | **1.401.151** | **931.930** |

2 (ii).Revocable, irrevocable guarantees and other similar commitments and contingencies:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Revocable Letters of Guarantee | 158.327 | 144.358 |
| Irrevocable Letters of Guarantee | 2.525.041 | 2.330.632 |
| Letters of Guarantee Given in Advance | 409.563 | 187.801 |
| Guarantees Given to Customs | 244.313 | 187.124 |
| Other Letters of Guarantee | 441.489 | 147.099 |
| **Total** | **3.778.733** | **2.997.014** |

3 (i).Total amount of non-cash loans:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| Non-cash Loans Given against Cash Loans | 106.217 | 73.816 |
| With Original Maturity of 1 Year or Less Than 1 Year | 87.722 | 58.644 |
| With Original Maturity of More Than 1 Year | 18.495 | 15.172 |
| Other Non-cash Loans | 5.073.667 | 3.855.128 |
| **Total** | **5.179.884** | **3.928.944** |

**(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)**

3 (ii). Information on sectoral risk concentrations of non-cash loans:

| | Current Period 31 December 2007 | | | | Prior Period 31 December 2006 | | | |
|---|---|---|---|---|---|---|---|---|
| | **YTL** | **(%)** | **FC** | **(%)** | **YTL** | **(%)** | **FC** | **(%)** |
| Agricultural | 17.600 | 0,65 | 2.652 | 0,10 | 19.702 | 0,93 | 773 | 0,04 |
| Farming and Raising Livestock | 4.606 | 0,17 | 2.381 | 0,09 | 4.905 | 0,23 | 14 | 0,00 |
| Forestry | 12.935 | 0,48 | 271 | 0,01 | 14.728 | 0,70 | 759 | 0,04 |
| Fishing | 59 | 0,00 | - | - | 69 | 0,00 | - | - |
| Manufacturing | 834.286 | 31,23 | 1.300.641 | 51,86 | 733.901 | 34,81 | 905.079 | 49,71 |
| Mining | 11.170 | 0,42 | 3.586 | 0,14 | 9.033 | 0,43 | 3.836 | 0,21 |
| Production | 786.350 | 29,43 | 1.141.951 | 45,54 | 701.090 | 33,25 | 777.100 | 42,68 |
| Electric, Gas and Water | 36.766 | 1,38 | 155.104 | 6,18 | 23.778 | 1,13 | 124.143 | 6,82 |
| Construction | 133.924 | 5,01 | 137.331 | 5,48 | 73.891 | 3,50 | 42.929 | 2,36 |
| Services | 1.493.118 | 55,87 | 744.307 | 29,68 | 1.133.254 | 53,75 | 462.308 | 25,40 |
| Wholesale and Retail Trade | 1.043.283 | 39,04 | 205.791 | 8,21 | 888.606 | 42,15 | 215.298 | 11,83 |
| Hotel, Food and Beverage Services | 17.116 | 0,64 | 1.400 | 0,06 | 24.939 | 1,18 | 6.135 | 0,34 |
| Transportation and Telecommunication | 66.272 | 2,48 | 34.057 | 1,36 | 46.055 | 2,18 | 29.593 | 1,63 |
| Financial Institutions | 318.627 | 11,92 | 493.077 | 19,66 | 106.736 | 5,06 | 203.987 | 11,20 |
| Real Estate and Leasing Services | 366 | 0,01 | 29 | 0,00 | 554 | 0,03 | - | - |
| Self-Employment Services | 6.692 | 0,25 | 2.080 | 0,08 | 14.293 | 0,68 | 2.114 | 0,12 |
| Education Services | 4.263 | 0,16 | 53 | 0,00 | 13.345 | 0,63 | 382 | 0,02 |
| Health and Social Services | 36.499 | 1,37 | 7.820 | 0,31 | 38.726 | 1,84 | 4.799 | 0,26 |
| Other | 193.117 | 7,24 | 322.908 | 12,88 | 147.621 | 7,01 | 409.486 | 22,49 |
| **Total** | **2.672.045** | **100,00** | **2.507.839** | **100,00** | **2.108.369** | **100,00** | **1.820.575** | **100,00** |

3 (iii). Information on the non-cash loans classified in Group I and Group II:

| | Group I | | Group II | |
|---|---|---|---|---|
| | **YTL** | **FC** | **YTL** | **FC** |
| **Non-Cash Loans** | **2.600.217** | **2.505.150** | **71.828** | **2.689** |
| Letters of Guarantee | 2.445.461 | 1.260.104 | 71.091 | 2.077 |
| Bank Acceptances | 15 | 46.842 | - | - |
| Letters of Credit | 16 | 1.176.624 | - | 292 |
| Endorsements | - | - | - | - |
| Underwriting Commitments | - | - | - | - |
| Factoring Guarantees | - | - | - | - |
| Other Commitments and Contingencies | 154.725 | 21.580 | 737 | 320 |

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

**b. Information on derivative transactions:**

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| **Types of Trading Transactions** | | |
| Foreign Currency Related Derivative Transactions (I) | 6.380.850 | 8.241.275 |
| FC Trading Forward Transactions | 506.208 | 1.469.692 |
| Trading Swap Transactions | 4.983.667 | 6.372.269 |
| Futures Transactions | 53.681 | 74.013 |
| Trading Option Transactions | 837.294 | 325.301 |
| Interest Related Derivative Transactions (II) | 8.579.136 | 5.627.384 |
| Forward Interest Rate Agreements | - | - |
| Interest Rate Swaps | 8.579.136 | 5.627.384 |
| Interest Rate Options | - | - |
| Interest Rate Futures | - | - |
| Other Trading Derivative Transactions (III) | 25.212 | 30.925 |
| A. Total Trading Derivative Transactions (I+II+III) | 14.985.198 | 13.899.584 |
| **Types of Hedging Transactions** | | |
| Fair Value Hedges | - | - |
| Cash Flow Hedges | - | - |
| Foreign Currency Investment Hedges | - | - |
| B. Total Hedging Related Derivatives | - | - |
| **Total Derivative Transactions (A+B)** | **14.985.198** | **13.899.584** |

As explained in Note IV of Section Three, certain derivative transaction while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in TAS 39, and are therefore treated as derivatives held for trading.

**c. Explanations on contingent assets and liabilities:**

**1.** Contingent Liabilities:

The Group has accounted a provision amounting to YTL35.651 (31 December 2006: YTL21.768) for the contingent liabilities with a high probability of realization.

**2.** Contingent Assets:

The Bank has filed three lawsuits against the Ministry of Finance regarding the correction of corporate tax paid in 2001, 2002, and 2003 with reference to the temporary article 4, added by the Law No.4743 to the Banking Law No.4389, which was annulled on 1 November 2005. As explained in Part Five, with the communication by Ministry of Finance of the decision that YTL270.001 can be offset against various tax debts of the Bank, it is recognized in the financial statements. The total amount of receivables of the Bank is YTL754.303 in accordance with the lawsuits filed by the Bank. The legal situation regarding these lawsuits is explained below:

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

The Court of First Instance decided to comply with the decisions of the Council of State in favor of the Bank regarding lawsuits of YTL686.411, which arose from YTL484.942 of 2002, and YTL201.469 of 2001, and the decision was communicated to the Ministry. The Ministry appealed against the decision. The appeal process for the lawsuit related to the year 2001 and revision of decision process for the year 2002 are still in progress.

With reference to the lawsuit in the amount of YTL67.892 related to the year 2003, the ruling of the court of first instance following the overruling decision of the Council of State in favor of the Bank is being awaited.

However, the Bank is continuing the talks with the Ministry for the collection or offsetting against various tax liabilities, for the portion in excess of YTL270.001, which was accepted by the Ministry and recorded as income.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

### V. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED STATEMENT OF CHANGES IN THE SHAREHOLDERS' EQUITY:

#### a. Information on inflation adjustment differences on shareholders' equity:

Inflation accounting applicable for the banking sector has been terminated as of 1 January 2005, based on the BRSA decision No. 1623 taken on 21 April 2005, in accordance with the decree published by the BRSA on 28 April 2005.

According to this decree, the "Inflation adjustment difference on paid-in capital" amounting to YTL2.401.893 accumulated until 31 December 2005 has been transferred to "Other Capital Reserves" account. Inflation adjustment differences related to other equity items are presented in the respective accounts.

#### b. Information on change in the shareholder structure of the Bank:

The Parent Bank's controlling shareholders and Citigroup Inc. ("Citibank") and Citibank's 100% owned subsidiary Citibank Overseas Investment Corporation signed an agreement on 17 October 2006 regarding Citibank's 20% partnership in Akbank. After obtaining all the required approvals from domestic and foreign public authorities at 9 January 2007, the Bank increased its paid-in capital by YTL200.000 (8,33% of paid-in capital), limiting the preemptive rights of the existing shareholders, and Citibank paid YTL9,5 for each share amounting in total to YTL1.900.000. With this transaction the Bank's paid-in capital increased by YTL200.000 from YTL2.200.000 to YTL2.400.000, and the remaining YTL1.700.000 has been accounted under shareholder's equity as "Share Premium". In addition, some individual and corporate shareholders of the Bank sold their shares amounting to 11,67% of paid-in capital, to Citibank. Citibank became a 20% shareholder of the Bank following the capital increase and related share sales.

#### c. Information on distribution of profit:

The Ordinary General Assembly Meeting of the Parent Bank was held on 28 March 2007. In the Ordinary General Assembly, it was resolved to distribute a YTL660.495 cash dividend over the YTL1.600.192 net income from 2006 operations to the Bank's shareholders, Chairman and Members of the Board of Directors. It was also resolved in the General Assembly to transfer YTL7.995 to capital reserves, to allocate YTL931.702 as legal and extraordinary reserves and to increase the registered share capital ceiling of the Bank from YTL2.500.000 to YTL5.000.000. The new capital ceiling of the Bank was announced in the Turkish Trade Registry Gazette No.6782 dated 6 April 2007.

#### d. Information on capital increase:

The Parent Bank increased its full paid in capital by YTL600.000 from YTL2.400.000 to YTL3.000.000 within the registered capital ceiling of YTL5.000.000. YTL296.002 of this increase was met by extraordinary reserves, YTL7.995 was met by real estate and participation share sale profits, and YTL296.003 was met by the inflation adjustment difference which is in other equity reserves, and 25% bonus shares were distributed to shareholders on behalf of the Central Registry Agency ("CRA"). The capital of the Bank was registered with the Istanbul Trade Registry Office on 25 June 2007, and announced in the Turkish Trade Registry Gazette No.6841 dated 29 June 2007.

#### e. Information on to foreign exchange difference

Within the financial statements of the Group's subsidiaries founded abroad, balance sheet items are translated into Turkish Lira with the foreign exchange rates prevailing at the balance sheet date, and income statements items are translated into Turkish Lira with the average foreign exchange rates. Related foreign exchange differences are accounted in the shareholders' equity under "Other profit reserves."

#### f. Information on available-for-sale financial assets:

"Unrealized gains and losses" arising from changes in the fair value of securities classified as available-for-sale are not recognized in current year income statements; they are recognized in the "Marketable securities value increase fund" account under equity, until the financial assets are sold, disposed or impaired.

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

## VI. EXPLANATIONS AND NOTES RELATED TO CONSOLIDATED STATEMENT OF CASH FLOWS:

### a. Information on cash and cash equivalents:

1. Components of cash and cash equivalents and the accounting policy applied in their determination:

Cash and foreign currency together with demand deposits at banks including the CBRT are defined as "Cash"; interbank money market and time deposits in banks with original maturities less than three months are defined as "Cash equivalents".
1(i).Cash and cash equivalents at the beginning of the period:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| **Cash** | **2.121.379** | **1.079.724** |
| Cash, Foreign Currency and Other | 532.703 | 403.702 |
| Demand Deposits in Banks | 1.588.676 | 676.022 |
| **Cash Equivalents** | **2.501.316** | **2.647.980** |
| Interbank Money Market Placements | 9 | 402.515 |
| Time Deposits in Banks | 2.499.270 | 2.242.465 |
| Marketable Securities | 2.037 | 3.000 |
| **Total Cash and Cash Equivalents** | **4.622.695** | **3.727.704** |

The total amount from operations in the prior period gives the total cash and cash equivalents amount at the beginning of the current period.

1 (ii). Cash and cash equivalents at the end of period:

| | Current Period 31 December 2007 | Prior Period 31 December 2006 |
|---|---|---|
| **Cash** | **1.793.500** | **2.121.379** |
| Cash, Foreign Currency and Other | 515.781 | 532.703 |
| Demand Deposits in Banks | 1.277.719 | 1.588.676 |
| **Cash Equivalents** | **728.196** | **2.501.316** |
| Interbank Money Market Placements | 2.547 | 9 |
| Time Deposits in Banks | 712.034 | 2.499.270 |
| Marketable Securities | 13.615 | 2.037 |
| **Total Cash and Cash Equivalents** | **2.521.696** | **4.622.695** |

**b. Explanation about other cash flows items and the effect of changes in foreign exchange rates on cash and cash equivalents:**

The "Other" item under "Operating profit before changes in operating assets and liabilities" amounting to (-) YTL846.034 (31 December 2006: (-) YTL815.528) consists mainly of items such as fees and commissions paid, other operating income excluding income from doubtful receivables, other operating expense excluding personnel expense, foreign exchange gains/losses, depreciation, provisions and bonus shares.

The "Net increase/decrease in other liabilities" item under "Changes in operating assets and liabilities" amounting to YTL1.074.706 (31 December 2006: YTL188.981) consists mainly of changes in miscellaneous payables, other liabilities and taxes and other duties payable.

The effect of changes in the foreign currency rates on the cash and cash equivalents is reflected in net foreign exchange gains/losses. The foreign exchange gains/losses amount mentioned above is included in the "Other" line under "Operating profit before changes in operating assets and liabilities".

(Amounts expressed in thousands of New Turkish Lira ("YTL") unless otherwise stated.)

## VII. EXPLANATIONS AND NOTES RELATED TO GROUP'S RISK GROUP:

**a. Information on the volume of transactions relating to the Group's risk group, outstanding loan and deposit transactions and profit and loss of the period:**

1. Current Period-31 December 2007:

| Group's Risk Group (*) | Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships) | | Direct and Indirect Shareholders of the Group | | Other Real and Legal Persons that have been included in the Risk Group | |
|---|---|---|---|---|---|---|
| | Cash | Non-Cash | Cash | Non-Cash | Cash | Non-Cash |
| Loans and Other Receivables | | | | | | |
| Balance at the Beginning of the Period | - | - | 733.456 | 358.675 | 6 | 3.238 |
| Balance at the End of the Period | - | 241 | 934.432 | 483.693 | 1.078 | 3.237 |
| Interest and Commission Income Received | - | 15 | 85.303 | 15.937 | 927 | 5 |

(*) Defined in the Subsection 2, Article 49 of the Banking Law No. 5411

2. Prior Period-31 December 2006:

| Group's Risk Group (*) | Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships) | | Direct and Indirect Shareholders of the Group | | Other Real and Legal Persons that have been included in the Risk Group | |
|---|---|---|---|---|---|---|
| | Cash | Non-Cash | Cash | Non-Cash | Cash | Non-Cash |
| Loans and Other Receivables | | | | | | |
| Balance at the Beginning of the Period | - | - | 790.935 | 374.629 | 34.245 | 7.274 |
| Balance at the End of the Period | - | - | 733.456 | 358.675 | 6 | 3.238 |
| Interest and Commission Income Received | - | - | 65.389 | 10.607 | 4.118 | 13 |

(*) Defined in the Subsection 2, Article 49 of the Banking Law No.5411

3. Information on deposits of the Group's risk group:

| Group's Risk Group (*) | Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships) | | Direct and Indirect Shareholders of the Group | | Other Real and Legal Persons that have been included in the Risk Group | |
|---|---|---|---|---|---|---|
| Deposit | Current Period 31 December 2007 | Prior Period 31 December 2006 | Current Period 31 December 2007 | Prior Period 31 December 2006 | Current Period 31 December 2007 | Prior Period 31 December 2006 |
| Balance at the Beginning of the Period | 9.035 | 8.113 | 722.059 | 1.046.487 | 154.200 | 101.185 |
| Balance at the End of the Period | 13.541 | 9.035 | 1.050.463 | 722.059 | 168.531 | 154.200 |
| Interest on Deposits | 1.855 | - | 91.869 | 63.367 | 28.702 | 22.668 |

(*) Defined in the Subsection 2, Article 49 of the Banking Law No. 5411

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

4. Information on forward and option agreements and other similar agreements made with the Group's risk group:

| Group's Risk Group (*) | Investments in Associates, Subsidiaries and Joint Ventures (Business Partnerships) | | Direct and Indirect Shareholders of the Group | | Other Real and Legal Persons that have been included in the Risk Group | |
|---|---|---|---|---|---|---|
| | Current Period 31 December 2007 | Prior Period 31 December 2006 | Current Period 31 December 2007 | Prior Period 31 December 2006 | Current Period 31 December 2007 | Prior Period 31 December 2006 |
| Transactions at Fair Value Through Profit or Loss | | | | | | |
| Beginning of the Period | - | - | 224.377 | 113.093 | - | - |
| Balance at the End of the Period | - | - | 151.126 | 224.377 | - | - |
| Total Income/Loss | - | - | (843) | (339) | - | - |
| Transactions for Hedging Purposes | | | | | | |
| Beginning of the Period | - | - | - | - | - | - |
| Balance at the End of the Period | - | - | - | - | - | - |
| Total Income/Loss | - | - | - | - | - | - |

(*) Defined in the Subsection 2, Article 49 of the Banking Law No.5411

Figures presented in the table above show the sum of "sale" and "purchase" amounts of the related transactions. Accordingly, as a result of the nature of these transactions, the difference between the "sale" and "purchase" transactions affects the net exposure of the Group. As of 31 December 2007, the net exposure for direct and indirect shareholders of the Group is YTL(-)131 (31 December 2006: YTL11.029).

5. Information regarding benefits provided to the Parent Bank's key management:

As of 31 December 2007, benefits provided to the Parent Bank's key management amount to YTL10.438 (31 December 2006: YTL9.010).

(Amounts expressed in thousands of New Turkish Lira ["YTL"] unless otherwise stated.)

### VIII. EXPLANATIONS AND NOTES RELATED TO THE DOMESTIC, FOREIGN, OFF-SHORE BRANCHES AND FOREIGN REPRESENTATIVES OF THE PARENT BANK:

| | Number | Number of Employees | Country of Incorporation | Total Assets | Statutory Share Capital |
|---|---|---|---|---|---|
| Domestic Branch | 715 | 13.503 | | | |
| Foreign Representation Office | - | - | - | | |
| Foreign Branch | - | - | - | - | - |
| Off-shore Banking Region Branches | 1 | 10 | 1- Malta | 11.353.941 | - |
| | | | 2- | | |
| | | | 3- | | |

### IX. INFORMATION AND NOTES RELATED TO SUBSEQUENT EVENTS:

At the meeting of the Board of Directors on 25 January 2008, the Ordinary General Assembly Meeting of the Parent Bank for the year 2007 has been decided to be realized on 28 March 2008.

## SECTION SIX
## OTHER EXPLANATIONS

### I. OTHER EXPLANATIONS:

None.

## SECTION SEVEN
## EXPLANATIONS ON INDEPENDENT AUDIT REPORT

### I. EXPLANATIONS ON INDEPENDENT AUDIT REPORT:

The consolidated financial statements for the period ended 31 December 2007 have been audited by Başaran Nas Yeminli Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers). The auditor's report dated 15 February 2008 is presented prior to the consolidated financial statements.

### II. EXPLANATIONS AND NOTES PREPARED BY INDEPENDENT AUDITORS:

None.

**AKBANK HEAD OFFICE**
Sabancı Center, 4. Levent
34330 Istanbul Turkey
Telephone: (0 212) 385 55 55
Telefax 1 : (0 212) 269 77 87
Telefax 2 : (0 212) 269 73 83
www.akbank.com
bizeulasin@akbank.com

END